As filed with the Securities and Exchange Commission on November 5, 2025

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GCI Liberty, Inc.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	4841 (Primary Standard Industrial Classification Code Number)	36-5128842 (I.R.S. Employer Identification No.)

12300 Liberty Blvd.

Englewood, Colorado 80112

(720) 875-5900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Renee L. Wilm

Chief Legal Officer & Chief Administrative Officer

GCI Liberty, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5900

(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copy to:

C. Brophy Christensen

Jeeho M. Lee

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, California 94111

(415) 984-8700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging Growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☒

This registration statement shall hereafter become effective in accordance with the provisions of section 8(a) of the Securities Act of 1933.

The information in this prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED November 5, 2025

PROSPECTUS

Series C GCI Group Common Stock, par value $0.01 per share

Subscription Rights to Purchase up to               Shares of

Series C GCI Group Common Stock at $         per Share*

GCI Liberty, Inc., a Nevada corporation (the “Company,” “GCI Liberty,” “we,” “us” or “our”), consists of 100% of the outstanding equity interests in GCI, LLC, GCI Holdings, LLC and their subsidiaries. The Company is primarily engaged in providing a full range of data, wireless, video, voice, and managed services to residential customers, businesses, governmental entities and educational and medical institutions primarily in Alaska under the GCI brand. We are distributing (the “rights distribution”) to holders of our Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock          of a subscription right (a “Series C GCI Group Right” or a “right”) to purchase one share of our Series C GCI Group common stock for each share of our Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock (the “rights offering”) held as of 5:00 p.m., New York City time, on November 24, 2025 (the “rights distribution record date”). The intended aggregate size of the rights offering is $300,000,000.**

If all conditions to the rights distribution are satisfied, at 5:00 p.m., New York City Time, on November 25, 2025 (the “rights distribution date”):

●	You will receive of a Series C GCI Group Right for each share of our Series A GCI Group common stock par value $0.01 per share (“Series A GCI Group common stock” or “GLIBA”), held by you as of the rights distribution record date;
●	You will receive of a Series C GCI Group Right for each share of our Series B GCI Group common stock, par value $0.01 per share (“Series B GCI Group common stock” or “GLIBB”), held by you as of the rights distribution record date; and
●	You will receive of a Series C GCI Group Right for each share of our Series C GCI Group common stock, par value $0.01 per share (“Series C GCI Group common stock” or “GLIBK,” and together with GLIBA and GLIBB, the “GCI Group common stock”), held by you as of the rights distribution record date.

The total number of Series C GCI Group Rights to be issued to you will be rounded up to the nearest whole number and the subscription agent will instruct, or will instruct DTC to instruct, all brokers, dealers, trustees and depositaries for securities or any other agents who hold shares of GLIBA, GLIBB and/or GLIBK for the account of others to effect such rounding with respect to each beneficial stockholder.

The maximum number of Series C GCI Group Rights to be issued in the rights distribution pursuant to which our rightsholders may acquire an equivalent number of shares of our Series C GCI Group common stock is                 .*

*	Plus additional shares of Series C GCI Group common stock which may be issued as a result of rounding fractional Series C GCI Group Rights up to the nearest whole right as described herein.
**	Plus incremental additional proceeds which may result from rounding fractional Series C GCI Group Rights up to the nearest whole right as described herein.

The rights offering will commence on November 26, 2025. In the rights offering, each Series C GCI Group Right will entitle the holder to a basic subscription privilege and an oversubscription privilege. Under the basic subscription privilege, each whole Series C GCI Group Right entitles its holder to purchase one share of our Series C GCI Group common stock at a subscription price of $          , which will be a price equal to an approximate 20% discount to the volume weighted average trading price of GLIBK over a ten consecutive trading day period to be determined prior to the commencement of the rights offering (such price, the “subscription price,” and such trading day period, the “subscription price determination period”). Under the oversubscription privilege, each rightsholder which exercises its basic subscription privilege, in full, will have the right to subscribe, at the subscription price, for up to that number of shares of our Series C GCI Group common stock which are not purchased by rightsholders under their basic subscription privilege. If a rightsholder delivers an oversubscription request for shares of our Series C GCI Group common stock and we receive oversubscription requests for more shares of our Series C GCI Group common stock than we have available for oversubscription, the rightsholder will receive its pro rata portion of the available shares of our Series C GCI Group common stock based on the number of shares it purchased under its basic subscription privilege or, if less, the number of shares for which it oversubscribed.

All exercises of Series C GCI Group Rights are irrevocable even if our board of directors determines, in its sole discretion, to extend the expiration time. The rights offering will expire at 5:00 p.m., New York City time, on December 17, 2025, unless we extend it, with the length of such extension to be determined by our board of directors in its sole discretion. However, we may not extend the expiration time of the rights offering for more than 25 trading days past the original fourteen trading day subscription period.

You are responsible for the method of delivery of rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. If you send the rights certificates and other items by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. There may be unexpected delays in mail processing times. If you intend on making your cash payment of the subscription price by uncertified check, you should ensure that the subscription agent receives the appropriate materials at least five business days prior to the expiration of the rights offering.

No vote of GCI Liberty’s stockholders is required or is being sought to authorize or effectuate the rights offering. No action is required of you to receive your Series C GCI Group Rights.

We have been informed by John C. Malone, the Chairman of our board of directors, that he intends to exercise in full his basic subscription privileges in the rights offering, he may acquire Series C GCI Group Rights in the open market, and he intends to exercise in full his oversubscription privileges, subject to applicable proration requirements. However, neither we nor our board of directors has made any recommendation as to whether you should exercise or transfer your rights. You should decide whether to transfer your rights, subscribe for shares of our Series C GCI Group common stock, or simply take no action with respect to your rights based on your own assessment of your best interests.

Our Series A GCI Group common stock and Series C GCI Group common stock trade on the Nasdaq Global Select Market under the symbols “GLIBA” and “GLIBK,” respectively. Our Series B GCI Group common stock is quoted on The OTC Markets under the symbol “GLIBB.” We expect to list the Series C GCI Group Rights on the Nasdaq Global Select Market on November 26, 2025 (the first trading day following the rights distribution date and the commencement date for the rights offering) under the symbol “GLIBR.”

In reviewing this prospectus, you should carefully consider the matters described in the section titled “Risk Factors” beginning on page 13 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

The date of this prospectus is           , 2025

ABOUT THIS PROSPECTUS

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Company,” “GCI Liberty,” “we,” “us,” “our” or similar references, mean GCI Liberty, Inc.

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information appearing in this prospectus is accurate only as of the date on its cover page. Our business, financial condition, results of operations and prospects may have changed since those dates.

PRESENTATION OF INFORMATION

References in this prospectus to GCI Liberty’s historical assets, liabilities, products, businesses or activities prior to July 14, 2025 refer to the historical assets, liabilities, products, businesses or activities of the GCI Business (as defined below), as conducted through the subsidiaries of GCI, LLC, as the business was conducted as part of Liberty Broadband (as defined below) prior to the separation (as defined below).

TRADE NAMES, TRADEMARKS AND SERVICE MARKS

GCI and certain other trade names, trademarks and service marks appearing in or incorporated by reference into this prospectus are our property or the property of our affiliates, and may be registered in the United States Patent and Trademark Office and / or in foreign trademark offices. Trade names, trademarks and service marks of other organizations appearing in or incorporated by reference into this prospectus are the property of their respective holders.

i

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. Words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “initiatives,” “seek,” “would,” “could,” “continue,” “ongoing,” “upside,” “increases,” “grow,” “focused on” and “potential,” or the negative of such terms or other variations thereof, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include statements regarding the rights offering as well as the future financial and operating results, plans, objectives, expectations and intentions of GCI Liberty. In addition to the risk factors described herein under the heading “Risk Factors”, the following are some but not all of the factors that could cause actual results or events to differ materially from those expressed or implied by such statements:

●	competition faced by us that may reduce our market share and financial performance;
●	customer demand for our products and services and our ability to adapt to changes in demand;
●	adverse economic conditions in the United States (“U.S.”) and inflationary pressures on input costs and labor;
●	changes in, or failure or inability to comply with, government regulations and legislation, including, without limitation, regulations of the Federal Communications Commission (the “FCC”), and adverse outcomes from regulatory proceedings and court cases;
●	the impact of a prolonged federal government shutdown on the timeliness of government grant approvals and funding;
●	our ability to obtain or maintain roaming services needed from other carriers;
●	our ability to stay abreast of new technology;
●	our ability to obtain necessary communications equipment from third-party vendors to meet customer needs;
●	natural or man-made disasters or terrorist attacks;
●	failure to protect the security of personal information about our customers, subjecting us to potentially costly government enforcement actions or private litigation and reputational damage;
●	our ability to obtain additional financing, or refinance or renew our existing indebtedness on acceptable terms;
●	the impact of our significant indebtedness;
●	our ability to generate cash to service our debt and to meet other obligations;
●	our overlapping directors and management with Liberty Broadband Corporation (“Liberty Broadband”) and Liberty Media Corporation (“Liberty Media”) and, following the expected closing on December 15, 2025 of the proposed transaction to separate the Liberty Live Group from Liberty Media by means of a redemptive split-off into a separate public company, Liberty Live Holdings, Inc. (“Liberty Live Holdings”);
●	the impact of events involving the assets and business market value of the GCI Group common stock;
●	the unfavorable outcome of pending or future legal proceedings; and
●	the additional costs we will incur or have incurred as a result of the separation (as defined below).

ii

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this prospectus, and GCI Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based except to the extent necessary to amend and properly disseminate revised information in the event that the existing disclosure regarding the rights offering materially changes or as otherwise required by law or applicable rule or regulation. When considering such forward-looking statements, you should keep in mind the factors described in “Risk Factors” and other cautionary statements contained in this document. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement. Where, in any forward-looking statement, GCI Liberty expresses an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but such statements necessarily involve risks and uncertainties and there can be no assurance that the expectation or belief will result or be achieved or accomplished.

iii

SUMMARY

This summary highlights certain information contained elsewhere in this prospectus and may not contain all of the information that is important to you. To understand fully and for a more complete description of the terms and conditions of the rights offering, you should read this prospectus in its entirety, including the information presented under the section titled “Risk Factors” and the combined financial statements and related notes.

The Company

GCI Liberty, Inc. (“GCI Liberty”) consists of 100% of the outstanding equity interests in GCI, LLC, GCI Holdings, LLC (“GCI Holdings” or “GCI”) and their subsidiaries (collectively, the “GCI Business”), and was formerly owned by Liberty Broadband, prior to the separation (defined below).

GCI Liberty was formed in Nevada in December 2024 for the purpose of ultimately holding the GCI Business. On July 14, 2025, Liberty Broadband and its subsidiaries completed an internal reorganization in order for Liberty Broadband to transfer the GCI Business to GCI Liberty in exchange for GCI Liberty stock, including 10,000 shares of GCI Liberty non-voting preferred stock, and the assumption of liabilities related to the GCI Business by GCI Liberty. The internal reorganization resulted in GCI Liberty owning, directly or indirectly, GCI, LLC and the operations comprising, and the entities that conduct, the GCI Business. Following the internal reorganization, on July 14, 2025, Liberty Broadband sold all of the non-voting preferred stock (the “preferred stock sale”) to third parties. Following the preferred stock sale, GCI Liberty effected a reclassification of GCI Liberty’s existing common stock into a sufficient number of shares of Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock to complete the divestiture of GCI Liberty pursuant to the distribution (the “distribution”) by Liberty Broadband to the holders of record of Liberty Broadband common stock, as of the record date for the distribution, of all the shares of GCI Group common stock held by Liberty Broadband immediately prior to the distribution. The internal reorganization, the preferred stock sale, the reclassification and the distribution are collectively referred as the “separation” or the “spin-off,” which occurred on July 14, 2025.

GCI, LLC, a wholly owned subsidiary of GCI Liberty, through its wholly owned subsidiary, GCI Holdings, provides a full range of data, wireless, video, voice, and managed services to residential customers, businesses, governmental entities, and educational and medical institutions primarily in Alaska under the GCI brand. Due to the unique nature of the markets it serves, including harsh winter weather and remote geographies, its customers rely extensively on its systems to meet their communication, public safety and entertainment needs.

Since its founding in 1979 as a competitive long-distance provider, GCI Holdings has consistently expanded its product portfolio and facilities to become the leading integrated communication services provider in markets it serves. Its facilities include redundant and geographically diverse digital undersea fiber optic cable systems linking its Alaska terrestrial networks to the networks of other carriers in the lower 48 contiguous states and a statewide wireless network.

Throughout its history, GCI Holdings has successfully added and expects to continue to add new products to its product portfolio. GCI Holdings has a demonstrated history of new product evaluation, development and deployment for its customers, and it continues to assess revenue-enhancing opportunities that create value for its customers. Where feasible and where economic analysis supports geographic expansion of its network coverage, it is currently pursuing or expects to pursue opportunities to increase the scale of its facilities, enhance its ability to serve existing customers’ needs and attract new customers. Additionally, due to the unique market conditions in Alaska, GCI Holdings, and in some cases its customers, participate in several federally (and to a lesser extent locally) subsidized programs designed to financially support the implementation and purchase of telecommunications services in high-cost areas. With these programs, GCI Holdings has been able to expand its network into previously undeveloped areas of Alaska and offer comprehensive communications services in many rural parts of the state where it would not otherwise be able to construct facilities within appropriate return-on-investment requirements. As part of GCI Holdings’ expansion initiatives, it actively pursues government grants designed to help fund rural expansion. In current and prior years, GCI Holdings has been awarded, as either the recipient or subrecipient, federal government grants to construct broadband infrastructure to unserved and underserved communities in rural Alaska. During the years ended December 31, 2024 and 2023, GCI Holdings was awarded a total of $30 million and $38 million, respectively, in federal grants. In the year ended December 31, 2024, GCI Holdings received 5% of the approximately $8.5 billion Universal Service Fund (“USF”) program to support a portion of the cost for services provided to approximately 185 rural health care providers, 230 schools and 139,000 rural wireless residents.

GCI Liberty’s principal executive offices are located at 12300 Liberty Blvd., Englewood, Colorado 80112. GCI Liberty’s main telephone number is (720) 875-5900.

Risk Factor Summary

The following is a summary of the material risk factors that could adversely affect our business, financial condition and results of operations:

Factors Relating to the Rights Offering

●	If we abandon the rights distribution or terminate the rights offering, neither we nor the subscription agent will have any obligation to you except to return your subscription payments.
●	The subscription price may not reflect the value of the Company.
●	Stockholders who do not exercise their Series C GCI Group Rights will experience dilution.
●	Stockholders who do not exercise or sell their Series C GCI Group Rights prior to the expiration time will relinquish any value inherent in the Series C GCI Group Rights, as such unexercised or unsold Series C GCI Group Rights will become null and void.
●	There will not be a prior public market for the Series C GCI Group Rights, and we cannot assure you that a trading market will develop for the Series C GCI Group Rights.
●	There may be unexpected delays in mail processing times and if you do not act on a timely basis and follow subscription instructions, your exercise of rights may be rejected.

Factors Relating to Our Corporate History and the Spin-Off

●	The historical financial information included in this prospectus is not necessarily representative of our future financial position, future results of operations or future cash flows.
●	We may not realize the benefits of acquisitions or other strategic investments and initiatives.
●	The unfavorable outcome of pending or future legal proceedings could have a material adverse impact on the operations and financial condition of our business.
●	We are a holding company, and we may be unable to obtain cash in amounts sufficient to service our financial obligations or meet our other commitments.

Factors Relating to the GCI Business

●	GCI faces competition, including from non-geostationary satellites, that may reduce its market share and harm its financial performance.
●	If GCI experiences customer losses or a change in demand for our products and services, our Company’s financial performance will be negatively impacted.
●	Adverse economic conditions in the U.S. and inflationary pressures on input costs and labor could impact GCI’s results of operations.
●	GCI may be unable to obtain or maintain the roaming services it needs from other carriers to remain competitive.

●	GCI’s business is subject to extensive governmental legislation and regulation. Changes to or interpretations of existing statutes, rules, regulations, or the adoption of new ones, could adversely affect GCI’s business, financial position, results of operations, or liquidity.
●	A successful legal challenge to the constitutionality of the USF could disrupt GCI’s USF support.
●	Failure to stay abreast of new technology could affect GCI’s ability to compete in the industry.
●	GCI’s operations are geographically concentrated in Alaska and are impacted by the economic conditions in Alaska, and GCI may not be able to increase its share of the existing market for its services.
●	Natural or man-made disasters or terrorist attacks could have an adverse effect on GCI’s business.
●	Cyberattacks or other network disruptions could have an adverse effect on our Company and GCI’s business.
●	The processing, storage, sharing, use, disclosure and protection of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
●	GCI depends on a limited number of third-party vendors to supply communications equipment. If GCI does not obtain the necessary communications equipment, GCI will not be able to meet the needs of its customers.
●	Climate change and increasingly stringent environmental laws, rules and regulations, and customer expectations could adversely affect GCI’s business.
●	GCI does not have insurance to cover certain risks to which it is subject, which could lead to the occurrence of uninsured liabilities.
●	We may have future capital needs and may not be able to obtain additional financing, or refinance or renew our existing indebtedness, on acceptable terms. Further, our ability to service our debt and any other obligations will require access to funds, which may be restricted.
●	We have significant indebtedness, which could adversely affect our business and financial condition.
●	If we are unable to meet our future capital needs, it may be necessary for us to curtail, delay or abandon our business growth plans. If we incur significant additional indebtedness to fund our plans, it could cause a decline in our credit rating and could increase our borrowing costs or limit our ability to raise additional capital.
●	If the U.S. federal government shutdown continues, it may impact the timeliness of government grant approvals and funding, which would adversely impact our results of operations.

Factors Relating to Ownership of GCI Group Common Stock and the Securities Market

●	Our stock price may fluctuate significantly.
●	Our multi-series structure may depress the trading price of the shares of GCI Group common stock.
●	If the GCI Liberty board determines to issue the shares of Ventures Group common stock, GCI Group common stock will become a tracking stock, and a tracking stock structure may cause market confusion.
●	If the GCI Liberty board decides to implement a tracking stock capital structure, such structure could create conflicts of interest, and the GCI Liberty board may make decisions that could adversely affect only some holders of GCI Liberty’s common stock.

●	Holders of shares of stock relating to a particular group may not have any remedies if any action by GCI Liberty’s directors or officers has an adverse effect on only that stock, or on a particular series of that stock.
●	GCI Liberty may dispose of its assets, even if they are attributed to a tracking stock group, without your approval (except to the extent such approval is required under Nevada law or GCI Liberty’s restated articles).
●	The GCI Liberty board may, in its sole discretion, elect to convert the common stock relating to one group into common stock relating to the other group, thereby changing the nature of your investment and possibly diluting your economic interest in GCI Liberty, which could result in a loss in value to you.
●	Our multi-series voting structure and potential tracking stock structure may limit your ability to influence corporate matters and future issuances of GCI Group common stock or Ventures Group common stock may further dilute the voting power of shares of GCI Group common stock.
●	Holders of the common stock of tracking stock groups will vote together and will have limited separate voting rights.

Summary Historical Financial Data

The following summary financial data reflect the historical combined and consolidated operations of GCI Liberty. We derived the summary historical combined statements of operations data for the years ended December 31, 2023 and 2024, and summary historical combined balance sheet data as of December 31, 2023 and 2024, as set forth below, from GCI Liberty’s audited historical combined financial statements (which we refer to as the “year end combined financial statements”) and we derived the summary historical condensed consolidated statements of operations data for the nine months ended September 30, 2025 and 2024, and summary historical condensed balance sheet data as of September 30, 2025 from GCI Liberty’s unaudited historical condensed consolidated financial statements (which we refer to as the “condensed consolidated financial statements” and, together with the year end combined financial statements, the “financial statements”), which are included in the “Index to Combined Financial Statements” section of this prospectus. The following data should be read in conjunction with GCI Liberty’s financial statements contained in this prospectus to ensure a full understanding of this summary historical financial data, you should read the summary financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes included in the “Index to Combined Financial Statements” section of this prospectus.

The summary historical financial data does not necessarily reflect what GCI Liberty’s results of operations and financial position would have been if it had operated as an independent publicly traded company during the periods presented, including changes that will occur in its operations and capitalization as a result of the separation and distribution. Accordingly, the historical results should not be relied upon as an indicator of its future performance.

	September 30, 2025	December 31, 2024	December 31, 2023
	(unaudited)
	amounts in millions
Summary Combined Balance Sheet Data:
Cash and cash equivalents	$124	74	79
Property and equipment, net	$1,209	1,150	1,053
Intangible assets not subject to amortization	$812	1,337	1,336
Total assets	$3,011	3,382	3,331
Long-term debt, including current portion	$985	1,069	1,021
Deferred income tax liabilities	$—	359	349
Total liabilities	$1,621	1,953	1,828
Total equity	$1,372	1,414	1,483

	Nine months ended		Year ended
	September 30, 2025	September 30, 2024	December 31, 2024	December 31, 2023
	(unaudited)
	amounts in millions, except per share amounts
Summary Combined Statement of Operations Data:
Total revenue	$784	753	1,016	981
Operating expense (exclusive of depreciation and amortization)	$384	399	539	524
Selling, general and administrative expense (including stock-based compensation)	$96	89	130	115
Depreciation and amortization	$158	157	207	230
Impairment of goodwill and intangible assets	$525	—	—	—
Operating income (loss)	$(379)	108	140	112
Interest expense (including amortization of deferred loan fees)	$(34)	(36)	(49)	(51)
Income tax benefit (expense)	$82	(22)	(27)	(24)
Net earnings (loss)	$(325)	54	70	41
Basic net earnings (loss) attributable to Series A, Series B and Series C GCI Liberty, Inc. shareholders per common share	$(11.21)	1.86	2.44	NA
Diluted net earnings (loss) attributable to Series A, Series B and Series C GCI Liberty, Inc. shareholders per common share	$(11.21)	1.86	2.44	NA

The Rights Offering

The following is a brief summary of the terms of the rights offering. Please see “The Rights Offering” for a more detailed description of the matters described below.

Q:	What is a rights offering?
A:

A rights offering is a distribution of subscription rights on a pro rata basis to stockholders of a company. We will distribute (the “rights distribution”) to holders of our Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock as of the rights distribution record date (as defined below),          of a transferable subscription right issued by us to purchase one share of our Series C GCI Group common stock (a “Series C GCI Group Right” or a “right”) for each share of our Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock, as applicable, held as of the rights distribution record date.

Q:	What are the record and distribution dates for the rights offering?
A:

Each holder of record of shares of our common stock as of 5:00 p.m., New York City time, on November 24, 2025 (the “rights distribution record date”) will be entitled to receive Series C GCI Group Rights on the “rights distribution date,” which will be 5:00 p.m., New York City time, on November 25, 2025.

Q:	Are there other key dates relating to the rights offering?
A:

Yes. Below is a list of the key dates for the rights offering of which you should be aware. With the exception of the rights distribution record date and rights distribution date, such dates are subject to change in the event our board of directors determines to extend the rights offering (as discussed herein). For more information regarding these dates, we encourage you to review “The Rights Offering” below, as that section of the prospectus describes other timing considerations of which you should be aware regarding the rights offering (for example, dates by which different forms of payment upon the exercise of rights are deemed received).

Date	Event / Action
5:00 p.m., New York City time, on November 24, 2025	Rights distribution record date.

5:00 p.m., New York City time, on November 25, 2025	Rights distribution date.

November 26, 2025	Commencement of the rights offering.

Expected commencement of trading for the Series C GCI Group Rights on the Nasdaq Global Select Market under the symbol “GLIBR.”

11:00 a.m., New York City time, on December 10, 2025 (five business days prior to the expiration date, as may be adjusted in the event of an extension of the expiration time)

Date by which registered foreign holders of Series C GCI Group Rights must notify the subscription agent and establish to the satisfaction of the subscription agent that it is permitted to exercise its Series C GCI Group Rights.

Date by which the subscription agent must have received appropriate materials from holders of Series C GCI Group Rights who intend to make cash payment of the subscription right by uncertified check.

11:00 a.m., New York City time, on December 11, 2025 (four business days prior to the expiration date, as may be adjusted in the event of an extension of the expiration time)	Date by which the subscription agent must have received appropriate materials from holders of Series C GCI Group Rights in order to have the subscription agent sell such Series C GCI Group Rights.

Date by which the subscription agent must have received appropriate materials from holders of Series C GCI Group Rights in order to transfer all or a portion of such holder’s Series C GCI Group Rights (other than pursuant to a sale by the subscription agent).

5:00 p.m., New York City time, on December 17, 2025	Expiration of the rights offering.

December 23, 2025	Settlement date of the rights offering.

Q:	What are the Series C GCI Group Rights?
A:

Each whole Series C GCI Group Right entitles its holder to purchase one share of our Series C GCI Group common stock from us, at a subscription price of $          , which will be a price equal to an approximate 20% discount to the volume weighted average trading price of GLIBK over a ten consecutive trading day period to be determined prior to the commencement of the rights offering (such price, the “subscription price” and such trading day period, the “subscription price determination period”).

Q:	What do I have to do to receive Series C GCI Group Rights?
A:

Nothing. Holders of our GCI Group common stock on the rights distribution record date are not required to pay any cash or deliver any other consideration, or give up any shares of our GCI Group common stock, to receive the Series C GCI Group Rights distributable to them in the rights distribution.

Because it is expected that the ex-dividend date for the rights offering will occur on the first trading day immediately following the rights distribution date, if you are a holder of shares of Series A GCI Group common stock, Series B GCI Group common stock or Series C GCI Group common stock on the rights distribution record date, you will be entitled to receive the Series C GCI Group Rights issuable in respect of those shares only if you continue to hold them through the rights distribution date. See “The Rights Offering—Trading Prior to the Rights Distribution Record Date.”

Q:	What is the basic subscription privilege?
A:	The basic subscription privilege entitles each holder of a whole Series C GCI Group Right to purchase one share of our Series C GCI Group common stock, for the subscription price.
Q:	What is the oversubscription privilege?
A:

The oversubscription privilege entitles each holder of a whole Series C GCI Group Right, if the holder fully exercises its basic subscription privilege, to subscribe at the subscription price for up to that number of shares of our Series C GCI Group common stock, as applicable, that are offered in the rights offering but are not purchased by the other rightsholders under their basic subscription privilege.

Q:	What are the limitations on the oversubscription privilege?
A:

We will be able to satisfy exercises of the oversubscription privilege only if rightsholders subscribe for less than all of the shares of our Series C GCI Group common stock that may be purchased under the basic subscription privilege of the Series C GCI Group Rights. If sufficient shares are available, we will honor the oversubscription requests in full. If oversubscription requests exceed the shares available, we will allocate the available shares pro rata among those who oversubscribed in proportion to the number of shares of Series C GCI Group common stock that each rightsholder purchases pursuant to its basic subscription privilege or, if less, the number of shares for which it oversubscribed.

Q:	How will fractional Series C GCI Group Rights be treated in the rights offering?
A:

We will not issue, or pay cash in lieu of, fractional rights. Instead, the total number of Series C GCI Group Rights to be issued to you will be rounded up to the nearest whole number and the subscription agent will instruct, or will instruct DTC to instruct, all brokers, dealers, trustees and depositaries for securities or any other agents who hold shares of GLIBA, GLIBB and/or GLIBK for the account of others to effect such rounding with respect to each beneficial stockholder.

Q:	Do the Series C GCI Group Rights provide the holder with any right to subscribe for shares of our Series A GCI Group common stock or Series B GCI Group common stock?
A:	No. Series C GCI Group Rights only entitle the holders to subscribe for shares of our Series C GCI Group common stock.
Q:	When will the rights offering commence and when will it expire?
A:

The rights offering will commence on November 26, 2025, and will remain open for a fourteen trading day period. The rights offering will expire at 5:00 p.m., New York City time, on December 17, 2025 (such date and time, the “expiration time”), unless we extend it. We may extend the expiration time for any reason and for any length of time at the discretion of our board of directors. However, we may not extend the expiration time of the rights offering for more than 25 trading days past the original fourteen trading day period. If we do not complete the rights offering by the fourteenth trading day of the subscription period and the expiration time has not been extended beyond such date, we will cause the subscription agent to return to each exercising holder the entirety of such holder’s aggregate subscription price previously paid.

Q:	Are there any conditions to the rights distribution?
A:	The completion of the rights distribution is subject to the satisfaction of the following conditions:
●	our receipt of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), dated as of the rights distribution date, to the effect that, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, holders of our GCI Group common stock upon the receipt of Series C GCI Group Rights in the rights distribution, in addition to the opinion of Skadden, dated as of November 5, 2025, filed as Exhibit 8.1 to the Registration Statement on Form S-1, of which this prospectus forms a part;
●	the effectiveness under the Securities Act of the Registration Statement on Form S-1, of which this prospectus forms a part;
●	the approval of the Nasdaq Stock Market LLC (Nasdaq) for the listing of our Series C GCI Group Rights; and

●	our board of directors shall not have revoked the rights distribution prior to the rights distribution date.
Q:	Can you terminate the rights offering?
A:

Yes. Our board of directors may determine to abandon the rights distribution at any time prior to the rights distribution date, and, even after the Series C GCI Group Rights have been distributed, may also determine to abandon the rights offering prior to its commencement or terminate the rights offering following its commencement for any reason before the expiration time.

Q:	If you terminate the rights offering, will my subscription payment be refunded to me?
A:

Yes. If we terminate the rights offering, the subscription agent will return promptly all subscription payments received by it. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the rights offering.

Q:	If I purchase subscription rights in the market and you terminate the rights offering, will I be reimbursed the price I paid to purchase my rights?
A:

No. If you purchase Series C GCI Group Rights in the market and we terminate the rights offering at any time, you will incur the loss of the entire price you paid to acquire your Series C GCI Group Rights.

Q:	Why are you conducting the rights offering and how will you use the proceeds received from the rights offering?
A:

We are conducting the rights offering to raise capital for general corporate purposes, which may include working capital, capital expenditures and repayment or refinancing of outstanding indebtedness. We may also use a portion of the net proceeds from the rights offering for potential strategic acquisitions, investments or partnerships. See “Use of Proceeds” for a more detailed description. We determined the subscription price and the number of Series C GCI Group Rights to distribute based on, among other things, the market price of our Series C GCI Group common stock, discounts used in similar rights offerings, the general conditions of the securities markets and the amount of proceeds, after any deductions for expenses related to the rights offering, we wish to raise.

Q:	How many shares of your Series C GCI Group stock do you expect to be outstanding following the rights offering?
A:

Assuming the rights offering is fully subscribed, and without giving effect to any anti-dilution adjustments associated with outstanding equity awards or rounding of the Series C GCI Group Rights as described herein, we estimate that we would have outstanding               shares of our Series C GCI Group common stock immediately following the completion of the rights offering.

Q:	How might the rights offering affect the trading price of your Series C GCI Group common stock?
A:

We cannot assure you as to how the rights offering will impact the trading price of our Series C GCI Group common stock. Historically, due to the inclusion of a discounted subscription price and the resulting dilution, rights offerings have adversely impacted the trading price of the underlying shares, especially during the period the rights offering remains open.

Q:	How do I exercise my Series C GCI Group Rights?
A:

Subscription materials, including rights certificates, will be made available to holders upon the commencement of the rights offering. Each record holder who wishes to exercise the basic subscription privilege under its Series C GCI Group Rights should properly complete and sign the applicable rights certificate and deliver the rights certificate together with payment of the subscription price for each share of our Series C GCI Group common stock subscribed for to the subscription agent before the expiration time. Each record holder who further wishes to exercise the oversubscription privilege under its rights must also include payment of the subscription price for each share of our Series C GCI Group common stock subscribed for under the oversubscription privilege. We recommend that any rightsholder who uses the United States mail to effect delivery to the subscription agent use insured, registered mail with return receipt requested. There may be unexpected delays in mail processing times. Rightsholders should allow a sufficient number of days to ensure delivery to the subscription agent and clearance of any payment by uncertified check prior to the expiration time. Any holder who cannot deliver its rights certificate to the subscription agent before the expiration time may use the procedures for guaranteed delivery described under the heading “The Rights

Offering—Delivery of Subscription Materials and Payment—Guaranteed Delivery Procedures.” We will not pay interest on subscription payments. We have provided more detailed instructions on how to exercise the rights under the heading “The Rights Offering” beginning with the section entitled “—Exercising Your Series C GCI Group Rights,” in the rights certificates themselves and in the document entitled “Instructions for Use of GCI Liberty, Inc. Series C GCI Group Rights Certificates” that accompanies this prospectus and under “The Rights Offering—Delivery of Subscription Materials and Payment.”

Q:	How may I pay the subscription price?
A:

Your cash payment of the subscription price must be made by wire transfer of immediately available funds, check directly to the account maintained by the subscription agent, Broadridge Corporate Issuer Solutions, LLC (“Broadridge”), or bank draft drawn upon a U.S. bank payable to the subscription agent, Broadridge. If you intend on making your cash payment of the subscription price by uncertified check, you should ensure that the subscription agent receives the appropriate materials at least five business days prior to the expiration of the rights offering. Please see “The Rights Offering—Delivery of Subscription Materials and Payment.”

Q:	What should I do if I want to participate in the rights offering but my shares of GCI Group stock will be held in the name of my broker or a custodian bank on the rights distribution record date?
A:

We will ask brokers, dealers and nominees holding shares of our GCI Group common stock on behalf of other persons to notify these persons of the rights offering. Any beneficial owner wishing to sell or exercise its Series C GCI Group Rights will need to have its broker, dealer or nominee act on its behalf. Each beneficial owner should complete and return to its broker, dealer or nominee the form entitled “Beneficial Owner Election Form.” This form will be available with the other subscription materials from brokers, dealers and nominees holding shares of our GCI Group common stock on behalf of other persons on the rights distribution record date.

Q:	Will I receive subscription materials by mail if my address is outside the United States?
A:

No. We will not mail rights certificates to any person with an address outside the United States. Instead, the subscription agent will hold rights certificates for the account of all registered foreign holders. To exercise those Series C GCI Group Rights, each such holder must notify the subscription agent on or before 11:00 a.m., New York City time, on the fifth business day before the expiration time, and establish to the satisfaction of the subscription agent that it is permitted to exercise its Series C GCI Group Rights under applicable law. The subscription agent will attempt to sell, if feasible, the Series C GCI Group Rights held on behalf of any registered foreign holder who fails to notify the subscription agent and provide acceptable instructions to it by such time (and assuming no contrary instructions are received). The net proceeds, if any, of any such sale, reduced by any applicable tax withholding (including backup withholding), will be payable to the applicable registered foreign holder.

Q:	Will I be charged any fees if I exercise my rights?
A:

We will not charge a fee to holders for exercising their rights. However, any holder exercising its rights through a broker, dealer or nominee will be responsible for any fees charged by its broker, dealer or nominee.

Q:	May I transfer my Series C GCI Group Rights if I do not want to purchase any shares?
A:

Yes. The Series C GCI Group Rights being distributed to holders of our GCI Group common stock are transferable, and we expect that they will begin trading on the Nasdaq Global Select Market on November 26, 2025 (the first trading day following the rights distribution date and the commencement date for the rights offering) under the symbol “GLIBR” and will cease trading at the close of market immediately prior to the expiration time. However, we cannot assure you that a trading market for the Series C GCI Group Rights will develop.

If you wish to transfer all or a portion of your rights, you must notify the subscription agent on or before 11:00 a.m. New York City time on the fourth business day before the expiration time for the subscription agent to receive and process your transfer instructions and issue and transmit a new rights certificate to your transferee or transferees with respect to transferred Series C GCI Group Rights, and to you with respect to any rights you retained.

Q:	How may I sell my Series C GCI Group Rights?
A:

Any holder who wishes to sell its rights should contact its broker or dealer. Any holder who wishes to sell its rights may also seek to sell the rights through the subscription agent. Each holder will be responsible for all fees associated with the sale of its rights, whether the rights are sold through its own broker or dealer or the subscription agent. We cannot assure you that any person, including the subscription agent, will be able to sell any rights on your behalf.

If you wish to have the subscription agent seek to sell your rights, the subscription agent must receive your properly executed rights certificate (along with a properly completed and executed Internal Revenue Service Form W-8 or W-9, as applicable), with appropriate instructions, on or before 11:00 a.m., New York City time, on the fourth business day before the expiration time. The subscription agent is required to sell your rights only if it is able to find buyers. If the subscription agent cannot sell your Series C GCI Group Rights by 5:00 p.m., New York City time, on the third business day before the expiration time, the subscription agent will return your rights certificate to you by overnight delivery.

Please see “The Rights Offering—Method of Transferring and Selling Series C GCI Group Rights” for more information.

Q:	Am I required to subscribe in the rights offering?
A:	No. However, any holder of rights who chooses not to exercise its rights will experience dilution to its equity interest in our GCI Group common stock and our company.
Q:	What if I fail to exercise or sell my Series C GCI Group Rights prior to the expiration time?
A:

Any Series C GCI Group Rights that have not been exercised prior to the expiration time will be null and void and will have no value. Accordingly, by failing to exercise or sell your Series C GCI Group Rights prior to the expiration time, you will relinquish any value inherent in the Series C GCI Group Rights, even if such Series C GCI Group Rights were purchased on the Nasdaq Global Select Market during the trading period.

Q:	If I exercise rights in the rights offering, may I cancel or change my decision?
A:	No. All exercises of rights are irrevocable.
Q:	If I exercise my rights, when will I receive the shares for which I have subscribed?
A:

We will issue the shares of our Series C GCI Group common stock for which subscriptions have been properly delivered to the subscription agent prior to the expiration time, as soon as practicable following the expiration time. We will not be able to begin to calculate the number of shares of our Series C GCI Group common stock to be issued to each exercising rightsholder until the first business day after the expiration time, which is the latest time by which rights certificates may be delivered to the subscription agent under the guaranteed delivery procedures described under “The Rights Offering—Delivery of Subscription Materials and Payment—Guaranteed Delivery Procedures.” Shares of our Series C GCI Group common stock that you purchase in the rights offering will be listed on the Nasdaq Global Select Market.

Q:	Have you or your board of directors made a recommendation as to whether I should exercise or transfer my rights or how I should pay my subscription price?
A:

No. Neither we nor our board of directors has made any recommendation as to whether you should exercise or transfer your rights. You should decide whether to transfer your rights, subscribe for shares of our Series C GCI Group common stock, or simply take no action with respect to your rights, based on your own assessment of your best interests.

However, we have been informed by John C. Malone, the Chairman of our board of directors, that he intends to exercise in full his basic subscription privileges in the rights offering, he may acquire rights in the open market, and he intends to exercise in full his oversubscription privileges, subject to applicable proration requirements.

Q:	What are the U.S. federal income tax consequences of the rights distribution and the rights offering to me?
A:

It is a condition to the rights distribution that we receive the opinion of Skadden, dated as of the rights distribution date, to the effect that, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, holders of GCI Group common stock upon the receipt of Series C GCI Group Rights in the rights distribution. Assuming that no gain or loss will be recognized by, and no amount will be included in the income of, holders of GCI Group common stock as a result of the rights distribution, the exercise of such Series C GCI Group Rights pursuant to the rights offering will not be a taxable event to such holders. A holder will generally recognize capital gain or loss upon the sale or exchange of its Series C GCI Group Rights prior to exercise. For a discussion of the U.S. federal income tax considerations of the rights distribution, the rights offering and the ownership of Series C GCI Group Rights to certain holders of GCI Group common stock, please see the section entitled “U.S. Federal Income Tax Considerations.”

Q:	What should I do if I have other questions?
A:

If you need assistance regarding the submission of subscriptions, please contact Broadridge, the subscription agent for the rights offering, at (303) 562-9275 (local calls) or (888) 789-8606 (toll free).

If you have questions regarding the rights offering, please contact D.F. King & Co., Inc. (“D.F. King”), the information agent for the rights offering, at (646) 582-2970 (for banks and brokers) or (888) 280-6942 (toll free).

RISK FACTORS

An investment in GCI Group common stock involves risks. You should consider carefully the risks described below together with all of the other information included in this prospectus in evaluating us and the GCI Group common stock. Any of the following risks, if realized, could have a material adverse effect on the value of GCI Group common stock. The risks described below and elsewhere in this prospectus are not the only ones that relate to our business or capitalization or the rights offering. The risks described below are considered to be the most material. However, there may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that also could have material adverse effects on us or on an investment in GCI Group common stock. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. If any of the events below were to occur, our business, prospects, financial condition, results of operations and/or cash flows could be materially adversely affected. In any such case, the price of GCI Group common stock could decline, perhaps significantly. This prospectus contains forward-looking statements that contain risks and uncertainties. Please refer to the section entitled “Cautionary Statements Concerning Forward-Looking Statements” in connection with your consideration of the risk factors and other important factors that may affect future results described below.

Factors Relating to the Rights Offering

If we abandon the rights distribution or terminate the rights offering, neither we nor the subscription agent will have any obligation to you except to return your subscription payments.

There can be no assurance that the rights distribution or the rights offering will occur, as our board of directors may determine to abandon the rights distribution and, even after the Series C GCI Group Rights have been distributed, may also determine to abandon the rights offering prior to its commencement or terminate the rights offering following its commencement at any time prior to the expiration time. However, you may not revoke any exercise of your Series C GCI Group Rights. If we terminate the rights offering, neither we nor the subscription agent will have any obligation to you with respect to the Series C GCI Group Rights, except to return your subscription payments, without interest or deduction. In addition, if you purchase Series C GCI Group Rights on the public market and we later terminate the rights offering, you will lose the purchase price you paid for your Series C GCI Group Rights.

The subscription price may not reflect the value of the Company.

The subscription price represents a discount of approximately 20% to the volume weighted average trading price of GLIBK over the subscription price determination period (the “Measurement Period VWAP”). Our board of directors is not making any recommendations regarding your exercise of the Series C GCI Group Rights, and we did not receive a fairness opinion from a financial advisor in determining the subscription price or the terms of the rights offering. The subscription price does not necessarily bear any relationship to the book value of the Company’s assets, historic or future cash flows, or financial condition or recent stock prices or any other established criteria for valuation, and you should not consider the subscription price as any indication of the value of the GCI Group common stock. You are urged to make your own decision whether or not to exercise your Series C GCI Group Rights based on your own assessment of our business and the rights offering.

Stockholders who do not exercise their Series C GCI Group Rights will experience dilution.

The Series C GCI Group Rights will permit rightsholders to acquire an aggregate number of our Series C GCI Group shares equal to approximately          % of the aggregate number of shares of our Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock outstanding prior to the rights distribution record date, at an approximate 20% discount to the Measurement Period VWAP. If you do not exercise your basic subscription privilege in full and the rights offering is fully subscribed and completed, you will experience material dilution in your proportionate interest in the equity ownership of our GCI Group common stock and our company.

Stockholders who do not exercise or sell their Series C GCI Group Rights prior to the expiration time will relinquish any value inherent in the Series C GCI Group Rights, as such unexercised or unsold Series C GCI Group Rights will become null and void.

The rights offering will commence on November 26, 2025, and will remain open for a fourteen trading day period, during which you may exercise or sell your Series C GCI Group Rights. The rights offering will expire at 5:00 p.m., New York City time, on December 17, 2025, unless extended by our board in its sole discretion. Any Series C GCI Group Rights that are not exercised or sold prior to the expiration of the rights offering will be null and void and will have no value. Accordingly, if you do not exercise or sell your Series C GCI Group Rights prior to the expiration time, you will relinquish any value inherent in the Series C GCI Group Rights.

There will not be a prior public market for the Series C GCI Group Rights, and we cannot assure you that a trading market will develop for the Series C GCI Group Rights.

There will not be any public market for the trading of Series C GCI Group Rights prior to the rights distribution. There can be no assurance that an active trading market will develop or be sustained for the Series C GCI Group Rights following the rights distribution. We cannot predict the prices at which the Series C GCI Group Rights may trade after the rights distribution or the effect of the rights distribution on the trading prices of our Series A, Series B and Series C GCI Group common stock.

There may be unexpected delays in mail processing times and if you do not act on a timely basis and follow subscription instructions, your exercise of rights may be rejected.

If you wish to exercise your Series C GCI Group Rights in this rights offering, you must act on a timely basis to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration time, unless extended. You are responsible for the method of delivery of rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your exercise in this offering, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. There may be unexpected delays in mail processing times. If you intend on making your cash payment of the subscription price by uncertified check, you should ensure that the subscription agent receives the appropriate materials at least five business days prior to the expiration of the rights offering. Neither we nor the subscription agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

Factors Relating to Our Corporate History and the Spin-Off

The historical financial information included in this prospectus is not necessarily representative of our future financial position, future results of operations or future cash flows.

Investors should recognize that certain of the historical financial information included in this prospectus has been extracted from Liberty Broadband’s historical consolidated financial statements and does not necessarily reflect what our results of operations, financial condition and cash flows would have been had we been a separate, standalone company pursuing independent strategies during the periods presented.

References in this prospectus to GCI Liberty’s historical assets, liabilities, products, businesses or activities prior to July 14, 2025 refer to the historical assets, liabilities, products, businesses or activities of the GCI Business, as conducted through the subsidiaries of GCI, LLC, as the business was conducted as part of Liberty Broadband prior to the spin-off.

We will incur additional costs as a result of our separation from Liberty Broadband.

We will incur costs and expenses not previously incurred as a result of the spin-off. These increased costs and expenses may arise from various factors, including financial reporting, costs associated with complying with the federal securities laws (including compliance with the Sarbanes-Oxley Act), tax administration and human resources-related functions. Although Liberty Media provides many of these services for us under the services agreement, neither we nor Liberty Media can assure you that the services agreement will continue or that these costs will not be material to our business.

Our inter-company agreements were negotiated while we were still a subsidiary of Liberty Broadband.

We entered into a number of inter-company agreements in connection with the completion of the spin-off, covering matters such as tax sharing and allocation of responsibility for certain liabilities previously undertaken by Liberty Broadband. In addition, we entered into the services agreement with Liberty Media pursuant to which Liberty Media provides us with certain management, administrative, financial, treasury, accounting, tax, legal and other services, for which we reimburse Liberty Media on a fixed fee basis. The terms of all of these agreements were established while we were a wholly owned subsidiary of Liberty Broadband and we have overlapping officers and directors with Liberty Media, and, therefore, our agreements with Liberty Broadband and Liberty Media may not be the result of arms’ length negotiations. We believe that the terms of these inter-company agreements are commercially reasonable and fair to all parties under the circumstances; however, conflicts could arise in the interpretation or any extension or renegotiation of the foregoing agreements after the spin-off is consummated. See “Certain Relationships and Related Party Transactions—Relationships between GCI Liberty and Liberty Broadband.”

We may not realize the benefits of acquisitions or other strategic investments and initiatives.

Our business strategy and that of our subsidiaries may include selective acquisitions, other strategic investments and initiatives that allow our subsidiaries to expand their business. The success of any acquisition depends upon effective integration and management of acquired businesses and assets into the acquirer’s operations, which is subject to risks and uncertainties, including the realization of the growth potential, any anticipated synergies and cost savings, the ability to retain and attract personnel, the diversion of management’s attention from other business concerns and undisclosed or potential legal liabilities of acquired businesses or assets.

Following the separation, our financial profile has changed, and we are a smaller, less diversified company than Liberty Broadband prior to the separation.

Following the separation, GCI Liberty is a smaller, less diversified company than Liberty Broadband prior to the distribution. As a result, we are more vulnerable to changing market conditions, which could have a material adverse effect on our business, financial condition and results of operations. In addition, the diversification of our costs, and cash flows have diminished as a standalone company, such that our results of operations, cash flows, working capital and financing requirements are subject to increased volatility and our ability to fund capital expenditures and investments and service debt may be diminished.

We have overlapping directors and officers with Liberty Broadband and Liberty Media, and overlapping officers with Liberty Live Holdings, which may lead to conflicting interests.

Certain executive officers of Liberty Broadband and Liberty Media also serve as our executive officers pursuant to the service agreement between us and Liberty Media, and certain directors of Liberty Broadband and Liberty Media also serve on our board of directors. In addition, certain of our executive officers serve as executive officers of Liberty Live Holdings, which is expected to be a separate public company following its split-off from Liberty Media. Our executive officers and members of our board of directors have fiduciary duties to our stockholders. Likewise, any such persons who serve in similar capacities at Liberty Broadband, Liberty Media and Liberty Live Holdings or any other public company, have fiduciary duties to that company’s stockholders. For example, there may be the potential for a conflict of interest when our Company, Liberty Broadband, Liberty Media or Liberty Live Holdings pursues acquisitions and other business opportunities that may be suitable for each of them. Therefore, such persons may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting more than one of the companies to which they owe fiduciary duties. Further, as allowed by Nevada law, our restated articles renounce any interest or expectancy in certain business opportunities involving our directors and officers, which will allow such directors and officers to pursue those business opportunities without being liable to us or our stockholders arising out of any duty or obligation to permit the Company to pursue such opportunities. Liberty Broadband has also renounced its rights to certain business opportunities and its restated certificate of incorporation provides that no director or officer will be liable to the company or its stockholders by reason of the fact that any such individual directs a corporate opportunity to another person or entity instead of the company, or does not refer or communicate information regarding such corporate opportunity to the Company, unless (x) such opportunity was expressly offered to such person solely in his or her capacity as a director or officer of the company or as a director or officer of any of the company’s subsidiaries, and (y) such opportunity relates to a line of business in which the company or any of its subsidiaries is then directly engaged.

Our Chairman of the Board, certain other directors and our officers will continue to own Liberty Broadband common stock, Liberty Media common stock and/or Liberty Live Holdings common stock, RSUs and options to purchase Liberty Broadband common stock, Liberty Media common stock and/or Liberty Live Holdings common stock. These ownership interests could create, or appear to create, potential conflicts of interest when these individuals are faced with decisions that could have different implications for us, Liberty Broadband, Liberty Media or Liberty Live Holdings.

In addition, any potential conflict that qualifies as a “related party transaction” (as defined in Item 404 of Regulation S-K) is subject to review by the audit committee of our board or another independent body of our board designated to address such actual or potential conflicts. Any other potential conflicts that arise will be addressed on a case-by-case basis, keeping in mind the applicable fiduciary duties owed by the executive officers and directors of each issuer. From time to time, we may enter into transactions with Liberty Broadband, Liberty Media, Liberty Live Holdings and/or their respective subsidiaries or other affiliates. There can be no assurance that the terms of any such transactions will be as favorable to us, Liberty Broadband, Liberty Media, Liberty Live Holdings or any of their respective subsidiaries or affiliates, as would be the case where there is no overlapping officer or director.

The unfavorable outcome of pending or future legal proceedings could have a material adverse impact on the operations and financial condition of our business.

Our subsidiaries are parties to several legal proceedings arising out of various aspects of their businesses, including but not limited to the various matters related to the Rural Health Care (“RHC”) Program described under “Business—Regulatory Matters—Data Services and Products—RHC Program”. The outcome of these proceedings may not be favorable, and one or more unfavorable outcomes could have a material adverse impact on their respective financial conditions, which can impact our financial performance.

Mr. Malone owns shares of GCI Group common stock representing approximately 53.5% of the aggregate voting power of our Company, as of September 30, 2025. While Mr. Malone’s voting power is currently subject to the Malone nonvoting side letter, his current and potential voting power may be deemed to put him in a position to influence significant corporate actions and may discourage others from initiating a potential change of control transaction that may be beneficial to our stockholders.

Mr. Malone beneficially owns shares of GCI Group common stock representing the power to direct approximately 53.5% of the aggregate voting power of GCI Group common stock, as of September 30, 2025, subject to the Malone nonvoting side letter (as defined below). As a result, Mr. Malone is deemed to be in a position to influence significant corporate actions, including corporate transactions such as mergers, business combinations or dispositions of assets due to his ownership of GCI Group common stock. However, in connection with the separation, on December 31, 2024, Mr. Malone and certain holders of shares of GCI Group common stock affiliated with Mr. Malone (collectively, the “Malone GCI group”) entered into a side letter with GCI Liberty (the “Malone nonvoting side letter”) pursuant to which each member of the Malone GCI group irrevocably and unconditionally agreed that the members of the Malone GCI group, in the aggregate, will not vote any shares of GCI Liberty voting stock beneficially owned by the Malone GCI group that, if voted, would result in the aggregate voting power of the Malone GCI group exceeding approximately 49.3%. The Malone nonvoting side letter will automatically terminate upon the occurrence of certain events, including the receipt of the approval of transfer of control applications by the FCC and the Regulatory Commission of Alaska (“RCA”) permitting the Malone GCI group to exercise de jure control of GCI Liberty. Further, following the consummation of the rights offering, assuming Mr. Malone exercises in full his basic subscription privilege, no other holder exercises its basic subscription privileges and Mr. Malone exercises in full his oversubscription privileges such that the rights offering is fully subscribed, Mr. Malone is expected to acquire          additional shares of GLIBK in the rights offering, in addition to the 1,343,179 shares of GLIBK he beneficially owned as of September 30, 2025, and there is expected to be          shares of GLIBK outstanding following the consummation of the rights offering, all of which are non-voting (except as otherwise required by Nevada law). This concentration of ownership could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our stockholders.

We are a holding company, and we may be unable to obtain cash in amounts sufficient to service our financial obligations or meet our other commitments.

Our ability to meet our current and future financial obligations and other contractual commitments depends upon our ability to access cash. We are a holding company, and our sources of cash include our available cash balances, net cash from the operating activities and indebtedness of our wholly owned subsidiary GCI, LLC and proceeds from any asset sales or other forms of asset monetization we may undertake in the future. In addition, the ability of GCI, LLC to pay dividends or to make other payments or advances to us depends on its operating results and any statutory, regulatory or contractual restrictions to which it may be or may become subject. Some state regulators have imposed, and others may consider imposing, cash management practices on regulated companies, including us, that could limit the ability of such regulated companies to transfer cash between subsidiaries or to the parent company. While none of the existing state regulations materially affect our cash management, any changes to the existing regulations or imposition of new regulations or restrictions may materially adversely affect our ability to transfer cash within our consolidated companies.

Satisfaction by GCI Liberty of its indemnification obligations or the failure of Liberty Broadband or Charter to satisfy their indemnification obligations could have a material adverse effect on GCI Liberty’s financial conditions, results of operations and cash flows.

Pursuant to the separation and distribution agreement that GCI Liberty entered into with Liberty Broadband in connection with the spin-off of the GCI Business by Liberty Broadband, GCI Liberty has agreed to indemnify Liberty Broadband for all losses arising out of, resulting from or in connection with (i) the businesses, assets or liabilities contributed to GCI Liberty in the internal reorganization, (ii) any breach of, or failure to perform or comply with, any covenant, undertaking or obligation of GCI Liberty under the separation and distribution agreement or other agreements referenced therein and (iii) any untrue statement of material fact in (A) the Company’s Registration Statement on Form S-1 (File No. 333-286272), declared effective by the SEC on June 23, 2025 (the “prior registration statement”), or other disclosure document filed with the SEC in connection with the distribution (other than untrue statements of material fact made by Liberty Broadband or for which Liberty Broadband provided information in writing), or (B) Liberty Broadband’s disclosure documents filed with the SEC prior to the effective time of the distribution for which the applicable disclosure relates to any member of the Spinco group (as defined in the separation and distribution agreement) or for which Spinco group or its predecessors provided information in writing. Further, pursuant to the separation and distribution agreement, Liberty Broadband has agreed to indemnify GCI Liberty for all losses arising out of, resulting from or in connection with (i) the businesses, assets or liabilities retained by Liberty Broadband in the internal reorganization, (ii) any breach of, or failure to perform or comply with, any covenant, undertaking or obligation of Liberty Broadband under the separation and distribution agreement or other agreements referenced therein and (iii) any untrue statement of material fact in (A) the prior registration statement where such untrue statement of material fact is made by Liberty Broadband or for which Liberty Broadband provided information in writing or (B) Liberty Broadband’s disclosure documents filed with the SEC prior to the effective time of the distribution (other than untrue statements of material fact that arise out of disclosures relating to the Spinco group or for which Spinco group or its predecessors provided information in writing). On November 12, 2024, Liberty Broadband entered into a merger agreement with Charter Communications, Inc., a Delaware corporation (“Charter”), and certain of its subsidiaries, whereby, subject to the terms thereof, Charter has agreed to acquire Liberty Broadband in an all-stock transaction (the “Charter combination”). At the completion of the Charter combination, in accordance with the Agreement and Plan of Merger, dated as of November 12, 2024, by and among Liberty Broadband, Charter and certain of Charter’s subsidiaries (the “Charter merger agreement”). Charter will execute a joinder agreement to the separation and distribution agreement, pursuant to which, from and after the closing of the Charter combination, Charter will be directly responsible and liable for Liberty Broadband’s obligations under the separation and distribution agreement, including Liberty Broadband’s indemnification obligations. These indemnification obligations exclude any matters relating to taxes; however, under the tax sharing agreement and tax receivables agreement, GCI Liberty and Liberty Broadband (and after the closing of the Charter combination, Charter) will also have indemnification obligations to each other with respect to taxes, tax-related items and tax benefits allocated between them under these tax agreements. See “Certain Relationships and Related Party Transactions—Agreements Relating to the Spin-Off—Separation and Distribution Agreement,” “—Tax Sharing Agreement” and “—Tax Receivables Agreement” in this prospectus for more information. GCI Liberty could be negatively affected if Liberty Broadband does not make a timely indemnification payment to it, or it is required to make material payments pursuant to its indemnification obligations to Liberty Broadband.

The indemnity from Liberty Broadband may not be sufficient to protect GCI Liberty against the full amount of such liabilities if, for example, Liberty Broadband fails to fully satisfy its indemnification obligations. Moreover, even if GCI Liberty ultimately succeeds in recovering from Liberty Broadband any amounts for which it is held liable, GCI Liberty may be temporarily required to bear those losses itself, requiring GCI Liberty to divert cash that would otherwise have been used in furtherance of its business operations. In addition, third parties could seek to hold GCI Liberty responsible for any of the liabilities that Liberty Broadband has agreed to retain. Each of these risks could have a material adverse effect on GCI Liberty’s financial conditions, results of operations and cash flows.

Factors Relating to the GCI Business

We refer to the business operations of the GCI Business as “GCI” in the following risk factors relating to the GCI Business.

GCI faces competition, including from non-geostationary satellites, that may reduce its market share and harm its financial performance.

There is substantial competition in the telecommunications and entertainment industries. Through mergers, various service integration strategies, and business alliances, major providers are striving to strengthen their competitive positions. GCI faces increased wireless services competition from national carriers in the Alaska market who are often able to offer more flexible subscription packages and exclusive content. GCI also faces competition from direct-to-user non-geostationary satellite-based internet providers.

Our Company expects competition to increase as a result of the rapid development of new technologies, services, and products, including the increasing use of artificial intelligence (“AI”) and machine learning technologies, and the availability of increased federal funding of broadband infrastructure. Our Company cannot predict which of many possible future technologies, products or services will be important to maintain GCI’s competitive position or what expenditures will be required to develop and provide these technologies, products or services. GCI’s ability to compete successfully will depend on marketing and on its ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, improvements in network quality and capacity, changes in consumer preferences or habits, demographic trends, economic conditions, and pricing strategies by competitors. To the extent GCI does not keep pace with technological advances or fails to timely respond to changes in competitive factors in its industry and in its markets, GCI could lose market share or experience a decline in its revenue and net income. Competitive conditions create a risk of market share loss and the risk that customers shift to less profitable, lower margin services. Competitive pressures also create challenges for GCI’s ability to grow new businesses or introduce new services successfully and execute its business plan. GCI also faces the risk of potential price cuts by our Company’s competitors partially driven by federal funding for broadband infrastructure that could materially adversely affect its market share and gross margins.

GCI’s wholesale customers, including its major roaming customers, may construct facilities in locations where they currently contract with GCI to use its network to provide service on their behalf. Our Company could experience a decline in revenue and net income if any of GCI’s wholesale customers constructed or expanded their existing networks in places where service is currently provided by GCI’s network. Some of GCI’s wholesale customers have greater access to financial, technical, and other resources than GCI does. GCI expects to continue to offer competitive alternatives to such customers in order to retain significant traffic on GCI’s network. Our Company cannot predict whether such customers will continue to see GCI’s network as a compelling alternative. GCI’s inability to negotiate renewals of such contracts could have a material adverse effect on our Company’s business, financial condition, and results of operations.

If GCI experiences customer losses or a change in demand for our products and services, our Company’s financial performance will be negatively impacted.

GCI is in the business of selling communication services to subscribers, and its economic success is based on its ability to retain current subscribers and attract new subscribers. If GCI is unable to retain and attract subscribers, its and our Company’s financial performance will be impaired. GCI’s rates of subscriber acquisition and turnover are affected by a number of competitive factors, including the size of its service areas, network performance and reliability issues, changing technologies, its device and service offerings, creditworthiness of subscribers, subscribers’ perceptions of its services and the costs thereof, and customer care quality. Managing these factors and subscribers’ expectations is essential in attracting and retaining subscribers. Although GCI has implemented programs to attract new subscribers and address subscriber turnover, including promotional programs, our Company cannot make assurances that these programs or GCI’s strategies to address subscriber acquisition and turnover will be successful. A high rate of turnover or subscriber loss, including loss of promotional subscribers or suspended subscribers, or a change in demand for GCI’s products and services, would reduce revenue and increase the total marketing expenditures required to attract the minimum number of subscribers required to sustain GCI’s business plan which, in turn, could have a material adverse effect on GCI and our Company’s business, financial condition, and results of operations.

Adverse economic conditions in the U.S. and inflationary pressures on input costs and labor could impact GCI’s results of operations.

In recent years, varying factors have contributed to significant volatility and disruption of financial markets and global supply chains. Additionally, the U.S. Federal Reserve began decreasing interest rates in 2024 after several years of higher rates, and while interest rates remained steady throughout most of 2025, the U.S. Federal Reserve further decreased rates in September 2025. The imposition of tariffs and other economic measures which may have an impact on inflation, and inflationary cost pressures and recessionary fears have negatively impacted the U.S. and global economy. The federal government shutdown may also negatively impact the U.S. economy. Unfavorable economic conditions, such as a recession or economic slowdown in the U.S., or inflation in the markets in which GCI operates, could negatively affect the affordability of, and demand for, GCI’s products and services and its cost of doing business. GCI has experienced increased interest expense as a result of higher interest rates, as well as higher labor, information technologies and capital expenditure costs due to inflation. Increased equipment costs, for example due to increased tariffs, could also impact GCI’s results.

The Alaska economy is dependent upon the oil industry, state and federal spending, investment earnings and tourism. A decline in oil prices would put significant pressure on the Alaska state government budget. The Alaska state government has financial reserves that GCI believes may be able to help fund the state government for the next couple of years. In addition, following the 2024 U.S. Presidential election, the new administration has created the Department of Government Efficiency (“DOGE”), which is tasked with reducing waste and fraud in U.S. government spending, and reviewing overall U.S. government spending. If the U.S. government were to significantly reduce federal funding, including as a result of DOGE or the federal government shutdown, such a reduction could have a material adverse impact on the state of Alaska and GCI. The potential impact of any reduction in federal spending cannot be predicted at this time. The Alaska economy is subject to recessionary pressures as a result of the economic impacts of volatility in oil prices, inflation, and other causes that could result in a decrease in economic activity. While it is difficult for GCI to predict the future impact of a recession on its business, these conditions have had an adverse impact on its business and could adversely affect the affordability of, and demand for, some of its products and services and cause customers to shift to lower priced products and services or to delay or forgo purchases of its products and services. GCI’s customers may not be able to obtain adequate access to credit, which could affect their ability to make timely payments to GCI and could lead to an increase in accounts receivable and bad debt expense. If Alaska experiences a recession or economic slowdown, it could negatively affect GCI’s business, including its financial position, results of operations, or liquidity, as well as its ability to service debt, pay other obligations, and enhance shareholder returns.

In addition, during 2024 and continuing in 2025, GCI has experienced the impact of inflation-sensitive items, including upward pressure on the costs of materials, labor, and other items that are critical to GCI’s business. GCI continues to monitor these impacts closely and, if costs continue to rise, GCI may be unable to recoup losses or offset diminished margins by passing these costs through to its customers or implementing offsetting cost reductions.

GCI may be unable to obtain or maintain the roaming services it needs from other carriers to remain competitive.

Some of GCI’s competitors have national networks that enable them to offer nationwide coverage to their subscribers at a lower cost than GCI can offer. The networks GCI operates do not, by themselves, provide national coverage, and GCI must pay fees to other carriers that provide roaming services to it. GCI currently relies on roaming agreements with several carriers for the majority of its roaming services.

The FCC requires commercial mobile radio service providers to provide roaming, upon request, for voice and SMS text messaging services on just, reasonable, and non-discriminatory terms. The FCC also requires carriers to offer data roaming services. The rules do not provide or mandate any specific mechanism for determining the reasonableness of roaming rates for voice, SMS text messaging or data services and require that roaming complaints be resolved on a case-by-case basis, based on a non-exclusive list of factors that can be taken into account in determining the reasonableness of particular conduct or rates. If GCI were to lose the benefit of one or more key roaming or wholesale agreements unexpectedly, it may be unable to obtain similar replacement agreements and as a result may be unable to continue providing nationwide voice and data roaming services for its customers or may be unable to provide such services on a cost-effective basis. GCI’s inability to obtain new or replacement roaming services on a cost-effective basis may limit its ability to compete effectively for wireless customers, which may increase customer turnover and decrease GCI’s revenue, which in turn could materially adversely affect our Company’s business, financial condition and results of operations.

GCI’s business is subject to extensive governmental legislation and regulation. Changes to or interpretations of existing statutes, rules, regulations, or the adoption of new ones, could adversely affect GCI’s business, financial position, results of operations, or liquidity.

As described below under “Business—Regulatory Matters,” GCI’s business is subject to extensive federal and state governmental legislation and regulation. There can be no assurance that future changes or additions to the regulatory system under which GCI operates will benefit or have no adverse effect on GCI. Similarly, these rules and regulations are subject to interpretation by the applicable agencies, and new interpretations, which could impact GCI’s operations and have an adverse effect on GCI’s business, position, results of operations, or liquidity. There can be no assurance that future regulatory actions taken by Congress, the FCC or other federal, state or local government authorities, by the judiciary or through Executive Branch action, will not have a similar effect.

With respect to wireless services provided by GCI, the licensing, leasing, construction, operation, sale and interconnection arrangements of wireless communications systems are regulated by the FCC, Alaska, and potentially other state and local regulatory agencies. In particular, the FCC grants wireless licenses and imposes significant regulation on licensees of wireless spectrum. There can be no guarantee that GCI’s existing licenses will be renewed. In addition, while the FCC does not currently regulate wireless service providers’ rates, states may exercise authority over such things as certain billing practices and consumer- related issues. These regulations could increase the costs of GCI’s wireless operations, including with respect to the maintenance of existing licenses granted by the FCC, due to a failure to comply with applicable regulations. GCI is also subject to FCC rules relating to E911 capabilities and failure to comply with these rules could subject GCI to significant fines.

With respect to Internet services provided by GCI, GCI could be adversely impacted by the reclassification of Internet service as a telecommunications service under Title II of the Communications Act. In 2015, the FCC classified Internet service as a telecommunication service. The FCC’s implementing regulations prohibited broadband providers from blocking or throttling most lawful public Internet traffic, from engaging in paid prioritization of that traffic, and from unreasonably interfering with or disadvantaging end users’ and edge providers’ ability to send traffic to, from, and among each other. Although a 2018 FCC order returned to a Title I classification of Internet service and eliminated many of the requirements imposed in its initial 2015 order, in 2024 the FCC adopted an order again reclassifying Internet services as a Title II service and adopting “net neutrality” rules regulating the Internet under Title II. On January 2, 2025, the United State Court of Appeals for the Sixth Circuit vacated the FCC’s 2024 order. Nonetheless, the new administration, Congress and state legislatures may undertake similar efforts. For example, California and Vermont have undertaken such efforts and some states, such as New York, have adopted rules capping Internet access rates for at least some services or customers. Any such rules could decrease GCI’s revenues and could adversely affect the manner and price of providing service, which could have a material adverse effect on GCI’s business, financial position, results of operations, or liquidity.

USF receivables and contributions are subject to change due to regulatory actions taken by the FCC, including the FCC’s interpretations of the USF program rules, or legislative actions that change the rules and regulations governing the USF program.

GCI participates in various USF programs, which provide government subsidies for service to schools, libraries and certain health care providers, to low-income and other eligible households and to support networks in high-cost areas. USF support was 42% and 39% of GCI’s revenue for the years ended December 31, 2024 and 2023, respectively. GCI had USF net receivables of $125 million at December 31, 2024. In addition, the USF programs require GCI and other telecommunications providers to make contributions, based on certain revenue earned, into a fund used to subsidize nationwide these USF programs. The USF programs in which GCI participates are highly regulated. While the rules and regulations governing the USF programs are fairly robust, there can be no assurance that any new rules or regulations adopted will not impact GCI’s USF program anticipated receivables or contribution payments. Further, the FCC and Universal Service Administrative Company (“USAC”) may interpret or apply the applicable rules and regulations in ways that are unexpected to GCI or other program participants. As a result, material changes to receivables and contributions may occur, which could have an adverse effect on GCI’s business and our Company’s financial position, results of operations or liquidity. As described below in “Business—Regulatory Matters,” GCI has experienced material changes to receivables and contributions from the USF programs in recent years. For example, in October 2018, the FCC’s Wireline Competition Bureau notified GCI of its decision to reduce rural rates charged to RHC Program customers for the funding year that ended on June 30, 2018 by approximately 26%, resulting in a reduction of total support payments of $28 million, and applied the same cost methodology for the funding years ended on June 30, 2019 and June 30, 2020. In addition, although the FCC has adjusted the RHC Program funding cap and committed to annual adjustments in future years for inflation, there is no guarantee that aggregate funding will be available to pay in full the approved funding for future years. Furthermore, the FCC has adopted a series of changes to the manner in which support issued under the RHC Program will be calculated and approved and has a pending rulemaking to consider additional future changes. Also, in November 2024, the FCC adopted changes to the mechanisms for support of fixed and mobile telecommunications networks in Alaska, with further changes under consideration in a pending rulemaking. Those changes will increase support for service to high-cost areas in 2025 and 2026, but that support may be subject to some reductions thereafter. GCI is currently unable to assess the substance, impact on funding or timing of any such changes to any of the USF programs.

Failure to comply with USF program requirements may have an adverse effect on GCI’s business and our Company’s financial position.

The USF programs in which GCI participates are highly regulated, and, in many cases, require highly technical and nuanced processes and procedures in order to obtain funding and to ensure compliance with the USF programs. For example, telecommunication providers and their customers are subject to regulations that set forth procedures that must be followed by both the provider and the customer, and there are limitations on communications between these parties. If a customer or a provider is found to have not complied with any aspect of these regulations, regardless of whether such noncompliance was unintentional or accidental, the FCC may deny funding and/or require disgorgement of any amounts received under the affected contracts. The FCC may also invalidate any affected contract and impose fines or penalties.

Accordingly, failure to comply with these rules and regulations could have a material adverse effect on GCI’s business and our Company’s financial position, results of operations or liquidity.

Loss of GCI’s Eligible Telecommunications Carrier (“ETC”) status would disqualify it for high-cost and low-income USF support.

The USF pays support to ETCs to support the provision of facilities-based wireline and wireless telephone service in high-cost areas and to low-income consumers. If GCI were to lose its ETC status in any of the high-cost areas where it is currently an authorized ETC, whether due to legislative or regulatory reform or its failure to comply with applicable laws and regulations, GCI would be ineligible to receive high- cost or low-income USF support for providing service in that area, which would have an adverse effect on our Company’s business, financial position, results of operations or liquidity.

A disruption in the payment of USF support or federal grants on which GCI relies, through Executive Branch action or otherwise, could delay or halt those payments.

GCI receives a substantial portion of its revenues from federal universal service support to support infrastructure and services, as well as federal grants, whether as a recipient or a subrecipient, that fund infrastructure investments. On January 27, 2025, the Office of Management and Budget (“OMB”) issued a memorandum directing a pause in federal financial assistance pending review for consistency with presidential executive actions. On January 28, 2025, OMB clarified that this only applied to programs affected by certain specified executive actions, which did not appear to include FCC universal service support programs but may include some grants that GCI receives as a recipient or subrecipient, or for which it has applied.

OMB withdrew the memorandum on January 29, 2025, and two federal district courts have subsequently issued preliminary injunctions affecting the memorandum. Further reviews may be ongoing by the FCC, the National Telecommunications and Information Administration or the Rural Utility Service. Any pause or other disruption in USF or grant disbursements, or if any pause were to extend to federal universal service support programs, or to other infrastructure grants GCI receives, or if any such pause were to become extended, could have a material adverse effect on GCI’s business and our Company’s financial position, results of operations or liquidity.

A successful legal challenge to the constitutionality of the USF could disrupt GCI’s USF support.

There have been a number of legal challenges to the constitutionality of the USF. The U.S. Courts of Appeals for the Sixth and Eleventh Circuits rejected such challenges in 2023, as did a panel of three judges in the Fifth Circuit. However, on July 24, 2024, the U.S. Court of Appeals for the Fifth Circuit sitting en banc ruled that the USF program is unconstitutional as currently administered, and remanded the case to the FCC. In its decision, the en banc Fifth Circuit concluded that the public delegation of legislative authority to the FCC, combined with the private delegation of authority from the FCC to the USAC resulted in an impermissible and unconstitutional delegation of Congress’ Article I authority. The Supreme Court granted petitions for certiorari from the Fifth Circuit’s decision and heard the case on March 26, 2025; the Supreme Court reversed the Fifth Circuit’s decision and remanded the case on June 27, 2025. There is continuing litigation, as petitioners have filed a new Petition for Review in the Fifth Circuit, on October 1, 2025, to challenge two statutory provisions that the Supreme Court did not have occasion to address, as well as to challenge the legality of the USAC, which administers that program for the FCC. It is possible that additional cases and appeals will continue to be filed in relation to the matter. A future judicial decision determining that a portion of the legislation establishing the USF program is unconstitutional could disrupt GCI’s USF support unless and until any identified legal defects with the program structure or administration are remedied. Such a ruling would likely result in a material decrease in revenue and accounts receivable, which would have an adverse effect on GCI’s business and an adverse effect on the Company’s financial position, results of operations or liquidity.

USF support was 42% and 39% of GCI’s revenue for the years ended December 31, 2024 and 2023, respectively. GCI had USF net receivables of $125 million at December 31, 2024.

With a material reduction in USF support, telecommunications providers, including GCI, may need to consider various actions including, but not limited to, terminating certain high-cost or low profit services, discontinuing rural networks or a reduction in workforce, which could have a negative impact on GCI’s business.

GCI may not meet its performance plan milestones under the Alaska High Cost Order.

As an ETC, GCI receives support from the USF to support the provision of wireline local access and wireless service in high-cost areas. In 2016, the FCC published the Alaska High Cost Order, which requires GCI to submit to the FCC a performance plan with five-year and ten-year commitments. The FCC approved revised performance obligations in 2021. If GCI is unable to meet the final performance plan milestones approved by the FCC, it will be required to repay 1.89 times the average amount of support per location received over the ten-year term for the relevant number of locations that GCI failed to deploy to, plus potentially ten percent of its total Alaska High Cost Order support received over the ten-year term. In addition, failure to meet the performance plan milestones under the Alaska High Cost Order could affect GCI’s participation in the Alaska Connect Fund mobile high-cost support, which is a successor plan to the Alaska High Cost Order and would provide high-cost universal service support through 2034. Inability to meet GCI’s performance plan milestones with or without disqualification from the Alaska Connect Fund could have an adverse effect on its business, financial position, results of operations, or liquidity, and could cause us to incur a fine of approximately $58.6 million dollars and an additional $7,951 per resident missed.

GCI may lose USF high-cost support after 2026 if certain competitive conditions are met.

On November 4, 2024, the FCC released an order establishing a new high-cost support mechanism for Alaska, the Alaska Connect Fund Order, to replace the Alaska High Cost Order, which was set to expire at the end of 2026. In the Alaska Connect Fund Order, the FCC increased by 30% the annual support that each Alaska High Cost Order recipient received, starting January 1, 2025, through the end of 2026 for mobile services and through the end of 2028 for fixed services. For mobile services, support may be reduced after 2026 to the extent associated with any areas deemed ineligible for support, and may be further reduced after 2030 in areas served by more than one Alaska Connect Fund Order supported provider, based upon a competitive selection process still pending further FCC consideration in a pending rulemaking proceeding. Because key elements of these processes are still being defined by the FCC, GCI cannot estimate whether or to what extent it will experience a reduction of mobile high-cost universal service support after 2026. Similarly, GCI cannot estimate whether or to what extent it may experience a reduction in fixed broadband support after 2028.

GCI may experience delayed or lost USF high-cost support if the FCC does not approve its mobile performance plan in 2026 or its fixed broadband performance plan in or after 2028.

Continuation of GCI’s high-cost support after 2026, for mobile service, and after 2028, for fixed voice and broadband service, is contingent upon obtaining FCC approval for its performance plan in which it would make commitments as to how support would be used to improve mobile and fixed broadband services, respectively. If GCI cannot obtain FCC approval of its performance plan by the end of 2026, for mobile services, or the end of 2028, for fixed services, it could be subject to a delay or loss of such support.

The decline in GCI’s Other revenue, which includes video, long-distance, and local access services, may accelerate.

Our Company expects GCI’s Other revenue, which includes video, long-distance and local access services, will continue to decline. GCI has experienced declines in video and voice subscribers, consistent with the industry. Video revenue has seen further losses as a result of the transition from traditional linear video delivery to IP delivery and GCI’s decision to discontinue selling bulk video packages for multi- dwelling units. Following regulatory approval, GCI Holdings exited the video business in 2025.

As competition from wireless carriers, as well as competition from GCI’s own product offerings, increases, our Company expects GCI’s long-distance and local access services’ subscribers and revenue will continue to decline and the rate of decline may accelerate. In addition, GCI’s success in the local telephone market depends on its continued ability to obtain interconnection, access, and related services from local exchange carriers on terms that are reasonable and that are based on the cost of providing these services. GCI’s ability to provide service in the local telephone market depends on its negotiation or arbitration with local exchange carriers to allow interconnection to the carrier’s existing local telephone network (in some Alaska markets at cost-based rates), to establish dialing parity, to obtain access to rights-of-way, to resell services offered by the local exchange carrier, and in some cases, to allow the purchase, at cost-based rates, of access to certain unbundled network elements. Future negotiations or arbitration proceedings with respect to new or existing markets could result in a change in GCI’s cost of serving these markets via the facilities of the Incumbent Local Exchange Carriers (“ILECs”) or via wholesale offerings. GCI’s local telephone services business faces the risk of unfavorable changes in regulation or legislation or the introduction of new regulations.

Failure to stay abreast of new technology could affect GCI’s ability to compete in the industry.

GCI tests and deploys various new technologies and support systems intended to enhance its competitiveness and increase the utility of its services. As GCI’s operations grow in size and scope, it must continuously improve and upgrade its systems and infrastructure while maintaining or improving the reliability and integrity of its systems and infrastructure. The emergence of alternative platforms such as mobile or tablet computing devices and the emergence of niche competitors who may be able to optimize products, services, or strategies for such platforms will require new investment in technology. Replacing or upgrading GCI’s infrastructure to keep pace with such technological changes could result in significant capital expenditures. Further, current and new wireless internet technologies such as 4G and 5G wireless broadband services continue to evolve rapidly to allow for greater speed and reliability, and our Company expects other advances in communications technology to occur in the future. GCI may not successfully complete the rollout of new technology and related features or services in a timely manner, and they may not be widely accepted by GCI’s customers or may not be profitable, in which case GCI could not recover its investment in the technology. There can be no assurance that GCI will be able to compete with advancing technology or introduce new technologies and systems as quickly as it would like or in a cost-effective manner. Deployment of technology supporting new service offerings may also adversely affect the performance or reliability of its networks with respect to both the new and existing services. Any resulting customer dissatisfaction could adversely affect GCI’s ability to retain customers and attract new customers and may have an adverse effect on our Company’s financial position, results of operations, or liquidity. In addition to introducing new technologies and offerings, GCI must phase out outdated and unprofitable technologies and services. If GCI is unable to do so on a cost-effective basis, GCI could experience reduced profits.

GCI’s operations are geographically concentrated in Alaska and are impacted by the economic conditions in Alaska, and GCI may not be able to increase its share of the existing market for its services.

GCI offers products and services to customers primarily throughout Alaska. Because of this geographic concentration, growth of GCI’s business and operations depends upon economic conditions in Alaska, which have been negatively impacted in recent years by a recession and the COVID-19 pandemic.

In addition, the customer base in Alaska is limited, and GCI has already achieved significant market penetration with respect to its service offerings in Anchorage and other locations in Alaska. GCI may not be able to continue to increase its share of the existing markets for its services, and no assurance can be given that the Alaskan economy will grow and increase the size of the markets GCI serves or increase the demand for the services it offers. The markets in Alaska for wireless and wireline telecommunications and video services are unique and distinct within the U.S. due to Alaska’s large geographical size, its sparse population located in a limited number of clusters, and its distance from the rest of the U.S.

Natural or man-made disasters or terrorist attacks could have an adverse effect on GCI’s business.

GCI’s technical infrastructure (including its communications network infrastructure and ancillary functions supporting its network such as service activation, billing and customer care) is vulnerable to damage or interruption from technology failures, power surges or outages, natural disasters, fires, human error, terrorism, intentional wrongdoing, or similar events. As a communications provider, there is an increased risk that GCI’s technological infrastructure may be targeted in connection with terrorism, either as a primary target, or as a means of facilitating additional attacks on other targets.

In addition, earthquakes, floods, fires, and other unforeseen natural disasters or events could materially disrupt GCI’s business operations or its provision of service in one or more markets. Specifically, the majority of GCI’s facilities are located in areas with known significant seismic activity. Costs GCI incurs to restore, repair or replace its network or technical infrastructure, as well as costs associated with detecting, monitoring, or reducing the incidence of unauthorized use, may be substantial and increase GCI’s cost of providing service. For example, the costs to restore and repair our infrastructure due to the damage caused by Typhoon Halong in October 2025, may be significant. Many of the areas in which GCI operates have limited emergency response services and may be difficult to reach in an emergency situation. Should a natural disaster or other event occur, it could be weeks or longer before remediation efforts could be implemented, if they could be implemented at all. Further, any failure in, or interruption of, systems that GCI or third parties maintain to support ancillary functions, such as billing, point of sale, inventory management, customer care, and financial reporting, could materially impact GCI’s ability to timely and accurately record, process, and report information important to our Company’s business. Further, if the communities impacted by natural disasters are not rebuilt, depending on magnitude of the loss of customers, the Company’s results of operations and financial condition could be materially adversely affected. If any of the above events were to occur, GCI could experience higher churn, reduced revenue, and increased costs, any of which could harm its reputation and have a material adverse effect on our Company’s business, financial condition, or results of operations.

Additionally, our Company’s insurance may not be adequate to cover the costs associated with a natural disaster or terrorist attack.

Cyberattacks or other network disruptions could have an adverse effect on our Company and GCI’s business.

Our Company’s operations depend upon the transmission of information over the Internet. Unauthorized parties attempt to gain access to our Company’s and its vendors’ information systems by, among other things, hacking into its systems or those of third parties, through fraud or other means of deceiving our Company’s employees or its vendors, burglaries, errors by our Company or its vendors’ employees, misappropriation of data by employees, or other irregularities that may result in persons obtaining unauthorized access to its data. The techniques used to gain such access to our Company’s or its vendors’ information systems, data or customer information, disable or degrade service, or sabotage systems are constantly evolving and continue to become more sophisticated and targeted, may be difficult to detect quickly, and often are not recognized until launched against a target. Further, the use of AI and machine learning by cybercriminals may increase the frequency and severity of cybersecurity attacks against us or our suppliers, vendors and other service providers.

Cyberattacks against GCI’s or our Company’s vendors’ technological infrastructure or breaches of information systems may cause equipment failures, disruption of its or their operations, and potentially unauthorized access to confidential customer or employee data, which could subject our Company to increased costs and other liabilities as discussed further below. Cybersecurity incidents and cybersecurity threats, which include the use of malware, computer viruses, and other means for service disruption or unauthorized access to confidential customer or employee data, have increased in frequency, scope, and potential harm for businesses in recent years. It is possible for such cybersecurity incidents and cybersecurity threats to go undetected for an extended period of time, increasing the potential harm to GCI’s or our Company’s respective customers, employees, assets, and reputation. For example, third-party service providers, such as telecommunications and cloud services providers, have been subject to increasing cyberattacks from state-sponsored threat actors that could materially impact our information systems and operations.

To date, our Company and GCI have not been subject to cybersecurity incidents or disruptions of information systems that, individually or in the aggregate, have been material to our or GCI’s operations or financial condition. Although our Company and GCI have not detected such a material security breach or cybersecurity incident to date, our Company and GCI have been the target of events of this nature and expect to be subject to similar attacks in the future. Our Company and GCI engage in a variety of preventive measures at an increased cost intended to reduce the risk of cyberattacks and safeguard our information systems and confidential customer information, but as with all companies, these measures may not be sufficient for all eventualities, and there is no guarantee that they will be adequate to safeguard against all cybersecurity incidents, system compromises, or misuses of data. Such measures include, but are not limited to, the following practices: application whitelisting, anti-malware, message and spam filtering, encryption, advanced firewalls, threat monitoring and detection, access controls, penetration testing, third party risk management and URL filtering. Despite these preventive and detective actions, our and GCI’s efforts may be insufficient to repel a cybersecurity incident, detect all cybersecurity threats, or prevent disruption of information systems in the future and prevent the risks described above.

In addition, some of the most significant risks to GCI’s information systems, networks, and infrastructure include:

●	cyberattacks that disrupt, damage, or allow unauthorized access to GCI’s network and computer systems by criminal or terrorist actors, which may result in data breaches or network disruptions;
●	undesired human actions including intentional or accidental errors, misconfigurations, and break-ins;
●	malware (including viruses, worms, and Trojan horses), software defects, unsolicited mass advertising, denial of service attacks, ransomware, and other malicious or abusive attacks by third parties; and

●	unauthorized access to GCI’s information technology, billing, customer care, and provisioning systems and networks and those of its vendors and other providers.

If hackers or cybercriminals gain access to our or GCI’s information systems, networks, or infrastructure, they may be able to access, steal, publish, delete, misappropriate, modify or otherwise disrupt access to confidential customer or employee data. Moreover, additional harm to customers or employees could be perpetrated by third parties who obtain unauthorized access to the confidential customer data. A network or other disruption of information systems (including one resulting from a cyberattack or other cybersecurity incident) could cause an interruption or degradation of service and diversion of management attention, as well as permit access, theft, publishing, deletion, misappropriation, or modification of confidential customer data. Due to the evolving techniques used in cyberattacks to disrupt or gain unauthorized access to technology networks, our Company or GCI may not be able to anticipate or prevent such disruption or unauthorized access.

The costs imposed on our Company and GCI as a result of a cybersecurity incident or disruption of information systems could be significant. Among others, such costs could include increased expenditures on cybersecurity measures, litigation, regulatory actions, fines, sanctions, lost revenue from business interruption, and damage to our or GCI’s reputation and the public’s perception regarding GCI’s ability to provide a secure service. As a result, a cybersecurity incident could have a material adverse effect on GCI’s and our Company’s business, financial condition, and operating results. Our Company and GCI also face similar risks associated with security breaches and other cybersecurity incidents affecting third parties with which we affiliate or otherwise conduct business. While GCI maintains cyber liability insurance that provides both third-party liability and first-party insurance coverage, its insurance may not be sufficient to protect against all of its losses from any future disruptions or breaches of its systems or other events as described above.

The processing, storage, sharing, use, disclosure and protection of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

Through our Company’s operations, sales and marketing activities, it collects and stores certain non-public personal information related to its customers. Our Company also gathers and retains information about employees in the normal course of business. Our Company may share information about such persons with vendors, contractors and other third parties that assist with certain aspects of its business. The collection, storage, sharing, use, disclosure and protection of this information are governed by the privacy and data security policies maintained by these businesses. Moreover, there are federal, state and international laws regarding privacy and the collection, storage, sharing, use, disclosure and protection of personally identifiable information and user data, including regulations specific to GCI’s operations as a telecommunications carrier or video service provider. Specifically, personally identifiable information is increasingly subject to changing legislation and regulations, in numerous jurisdictions around the world, which are intended to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. Compliance with these laws and regulations may be onerous and expensive and may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance.

For example, California has enacted the California Consumer Privacy Act (“CCPA”), which, among other things, allows California consumers to request that certain companies disclose the types of personal information collected by such companies. The CCPA became effective on January 1, 2020. The California Attorney General has issued regulations and guidance regarding the law. In November 2020, California voters approved the California Privacy Rights Act (“CPRA”), which amends and expands the CCPA and establishes the California Privacy Protection Agency to implement and enforce consumer privacy laws.

Most of the CPRA’s provisions became effective on January 1, 2023. In addition, Maine, Virginia, Colorado, Utah, Connecticut, Oregon, Texas, Montana, Delaware, Florida, Iowa, Nebraska, New Hampshire and New Jersey enacted privacy and data protection laws in recent years. New privacy laws enacted in Tennessee, Indiana, Minnesota, Maryland, Kentucky and Rhode Island will take effect over the next two years. Other states in the U.S. are also separately proposing laws to regulate privacy and security of personal data. GCI’s failure, and/or the failure by the various third-party vendors and service providers with which GCI does business, to comply with applicable privacy policies or federal or state laws or changes in applicable laws and regulations, or any compromise of security that results in the unauthorized release of personally identifiable information or other user data could damage GCI’s and our reputations and the reputation of their third-party vendors and service providers, discourage potential users from trying their products and services and/or result in fines and/or proceedings by governmental agencies and/or consumers, any one or all of which could adversely affect GCI’s business, financial condition and results of operations and, as a result, our Company. In addition, we, our subsidiaries or our business affiliates may not have adequate insurance coverage to compensate for losses.

Increases in data usage on GCI’s wired and wireless networks may cause network capacity limitations, resulting in service disruptions, reduced capacity, or slower transmission speeds for GCI’s customers.

Video streaming services, artificial intelligence data processing and peer-to-peer file sharing applications use significantly more bandwidth than traditional Internet activity such as web browsing and email. As use of these services continues to grow, GCI’s customers will likely use more bandwidth than in the past.

Additionally, new wireless handsets and devices may place a higher demand for data on GCI’s wireless network. If this occurs, GCI could be required to make significant capital expenditures to increase network capacity in order to avoid service disruptions, service degradation, or slower transmission speeds for its customers. Alternatively, GCI could choose to implement network management practices to reduce the network capacity available to bandwidth-intensive activities during certain times in market areas experiencing congestion, which could negatively affect its ability to retain and attract customers in affected areas. While our Company believes demand for these services may drive customers to pay for faster speeds, competitive or regulatory constraints may preclude GCI from recovering the costs of the necessary network investments, which could result in an adverse impact to its business, financial condition, and operating results.

Prolonged service interruptions or system failures could affect GCI’s business.

GCI relies heavily on its network equipment, communications providers, data, and software to support all of its functions. GCI relies on its networks and the networks of others for substantially all of its revenue. GCI is able to deliver services and serve its customers only to the extent that it can protect its network systems against damage from power or communication failures, computer viruses, natural disasters, unauthorized access, and other disruptions. While GCI endeavors to account for failures in the network by providing back-up systems and procedures, GCI cannot guarantee that these back-up systems and procedures will operate satisfactorily in an emergency. Disruption to its billing systems due to a failure of existing hardware and backup protocols could have an adverse effect on our Company’s revenue and cash flow. Should GCI experience a prolonged failure, it could seriously jeopardize its ability to continue operations. In particular, should a significant service interruption occur, GCI’s ongoing customers may choose a different provider, and its reputation may be damaged, reducing its attractiveness to new customers.

If failures occur in GCI’s undersea fiber optic cable systems or GCI’s TERRA facilities and its extensions, or in terrestrial facilities owned by a third party upon which GCI relies for significant capacity, GCI’s ability to immediately restore the entirety of GCI’s service may be limited and our Company could incur significant costs.

GCI’s communications facilities include undersea fiber optic cable systems that carry a large portion of its traffic to and from the contiguous Lower 48 states, one of which provides an alternative geographically diverse backup communication facility to the other. GCI’s facilities also include TERRA and its extensions some of which are unringed, operating in a remote environment, and are at times difficult to access for repairs. Damage to an undersea fiber optic cable system or TERRA and its extensions could result in significant unplanned expense. For example, in January 2020, a fiber break occurred in GCI’s TERRA ring in Alaska’s Cook Inlet. Although service was not materially affected and has since been fully restored, and the financial impact was not significant, full functionality was not restored until March 2020 due to the uniquely challenging environmental conditions in the location of the fiber break. Similarly, in June 2023, a fiber break occurred in the network of a third-party provider of terrestrial capacity to GCI. GCI immediately re-routed customer services to be carried by GCI’s TERRA facilities, but service quality in several communities was materially impacted until full restoration was completed in September. Another fiber break is currently affecting the network of the third-party provider. GCI has re-routed customer services to be carried by GCI’s TERRA facilities and is considering additional alternatives until the network is restored. If a failure of both sides of the ring of GCI’s undersea fiber optic facilities or GCI’s ringed TERRA facility and its unringed extensions occurs and GCI is not able to secure alternative facilities, some of the communications services GCI offers to its customers could be interrupted, which could have a material adverse effect on our Company’s business, financial position, results of operations, or liquidity.

If a failure occurs in GCI’s satellite communications systems, GCI’s ability to immediately restore the entirety of its service may be limited.

GCI’s communications facilities include satellite transponders that GCI uses to serve many rural and remote Alaska locations. Each of GCI’s C-band and Ku-band satellite transponders are backed up using on- board transponder redundancy. In the event of a complete spacecraft failure the services are restored using capacity on other spacecraft that are held in reserve. If a failure of GCI’s satellite transponders occurs and GCI is not able to secure alternative facilities, some of the communications services GCI offers to its customers could be interrupted, which could have a material adverse effect on our Company’s business, financial position, results of operations, or liquidity.

GCI depends on a limited number of third-party vendors to supply communications equipment. If GCI does not obtain the necessary communications equipment, GCI will not be able to meet the needs of its customers.

GCI depends on a limited number of third-party vendors to supply wireless, Internet, video, and other telephony-related equipment. If GCI’s providers of this equipment are unable to meet GCI’s specifications or supply, in a timely manner or at all, the equipment necessary to meet GCI’s needs or provide them at an acceptable cost, GCI may not be able to satisfy demand for its services and competitors may fulfill this demand. Due to the unique characteristics of the Alaska communications markets (i.e., remote locations, rural, satellite-served, and low-density populations), in many situations GCI deploys and utilizes specialized, advanced technology and equipment that may not have a large market or demand. GCI’s vendors may not succeed in developing sufficient market penetration to sustain continuing production and may fail. Vendor bankruptcy, or acquisition without continuing product support by the acquiring company, may require GCI to replace technology before its otherwise useful end of life due to lack of ongoing vendor support and product development. New restrictions on sourcing of equipment utilized in federally-supported projects may further exacerbate these risks.

The suppliers and vendors on which GCI relies may also be subject to litigation with respect to technology on which GCI depends, including litigation involving claims of patent infringement. Such claims have been growing rapidly in the communications industry. Our Company is unable to predict whether GCI’s business will be affected by any such litigation. Our Company expects GCI’s dependence on key suppliers to continue as they develop and introduce more advanced generations of technology. The failure of GCI’s key suppliers to provide products or product support could have a material adverse effect on our Company’s business, financial position, and results of operations.

Supply chain disruptions could impact GCI’s ability to obtain equipment and other supplies for its business from its key suppliers and vendors on acceptable terms or at all. To date, GCI’s supply chain disruptions have been limited, but it may experience more severe supply chain disruptions in the future or supplier inability to manufacture or deliver equipment or parts. Any suspension or delay in GCI suppliers’ and vendors’ ability to provide us adequate equipment or supplies, or in GCI’s ability to procure equipment or supplies from other sources in a timely manner or at all, could impair its ability to meet customer demand and therefore could have a material adverse effect on our Company’s business, financial condition, or results of operations.

Climate change and increasingly stringent environmental laws, rules and regulations, and customer expectations could adversely affect GCI’s business.

There is a heightened public focus on climate change, sustainability, and environmental issues, and customer, regulatory, and shareholder expectations are evolving rapidly, with a focus on companies’ climate change readiness, response, and mitigation strategies. This has led to increased government regulation.

Our Company expects that the trend of increasing environmental awareness will continue, which will result in higher costs of operations. GCI is committed to incorporating environmentally sustainable practices into its business. While undertaken in a manner designed to be as efficient and cost effective as possible, this may result in increases in GCI’s costs of operations relative to its competitors.

The potential impact of climate change on GCI’s operations and customers remains uncertain. The primary risk that climate change poses to GCI’s business is the potential for increases in severe weather in the areas in which it operates. See the risk factor entitled “Natural or man-made disasters or terrorist attacks could have an adverse effect on GCI’s business” for more information on the impact of severe weather on our business. Potential physical effects of climate change, such as damage to GCI’s network infrastructure, could result in increased costs and loss of revenue. In addition, governmental initiatives to address climate change could, if adopted, restrict GCI’s operations, require GCI to make capital expenditures to comply with these initiatives, increase GCI’s costs, and impact GCI’s ability to compete. GCI’s inability to timely respond to the risks posed by climate change and the costs of compliance with climate change laws and regulations could have a material adverse impact on GCI.

In addition, there is regulatory uncertainty with respect to the U.S.’ climate change policy. On January 20, 2025, President Trump signed an executive order to withdraw the U.S. from the Paris Agreement, marking a significant shift in U.S. climate policy. It remains unclear what further actions President Trump may take with respect to domestic and international programs and initiatives, what support the Trump administration would have for any potential changes to such legislative programs and initiatives in Congress, and what the impacts of such changes may be.

GCI does not have insurance to cover certain risks to which it is subject, which could lead to the occurrence of uninsured liabilities.

As is typical in the communications industry, GCI is self-insured for damage or loss to certain of its transmission facilities, including its buried, undersea, and above-ground fiber optic cable systems. If GCI becomes subject to substantial uninsured liabilities due to damage or loss to such facilities, our Company’s financial position, results of operations or liquidity may be adversely affected.

GCI uses third-party vendors for its customer billing systems. Any errors, cyber-attacks or other operational disruption could have adverse operational, financial, and reputational effects on our Company’s business.

GCI’s third-party billing services vendors may experience errors, cybersecurity incidents, or other operational disruptions of their information systems that could negatively impact GCI and over which GCI may have limited control. Interruptions and/or failure of these billing services systems could disrupt GCI’s operations and impact its ability to provide or bill for its services, retain customers, or attract new customers, and negatively impact overall customer experience. Any occurrence of the foregoing could cause material adverse effects on our Company’s operations and financial condition, material weaknesses in its internal control over financial reporting and reputational damage.

Any significant impairment of GCI’s indefinite-lived intangible assets would lead to a reduction in its net operating performance and a decrease in its assets, and have a material adverse effect on GCI’s results of operations and financial condition.

GCI had $812 million of indefinite-lived intangible assets as of September 30, 2025, consisting of goodwill of $638 million, cable certificates of $149 million and other intangibles of $25 million. Goodwill represents the excess of cost over fair value of net assets acquired in connection with business acquisitions and the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition. GCI’s cable certificates represent agreements or authorizations with government entities that allow access to homes in cable service areas, including the future economic benefits of the right to solicit and service potential customers and the right to deploy and market new services to potential customers.

GCI’s wireless licenses are from the FCC and give GCI the right to provide wireless service within a certain geographical area.

If GCI makes changes in its business strategy or if market or other conditions adversely affect its operations or the price of its common stock, it may be forced to record an impairment charge, which would lead to a decrease in its assets and a reduction in its net operating performance. GCI’s indefinite-lived intangible assets are tested annually for impairment during the fourth quarter and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the assets might be impaired. If the testing performed indicates that impairment has occurred, GCI is required to record an impairment charge for the difference between the carrying value and the fair value of the goodwill and/or the indefinite-lived intangible assets, as appropriate, in the period in which the determination is made. For example, for the quarter ended September 30, 2025, GCI recorded impairments in the amounts of $401 million for cable certificates and $16 million for other intangibles, and a goodwill impairment in the amount of $108 million. GCI will continue to monitor the Company’s current business performance and stock price versus current and updated long-term forecasts, among other relevant considerations, to determine whether it is more likely than not that the fair value of GCI Liberty is less than its carrying value. Future outlook declines in revenue, cash flows, or other factors could result in a sustained decrease in fair value that may result in a determination that additional carrying value adjustments are required, which could be material, and GCI could be required to record additional impairment charges on goodwill or other indefinite-lived intangible assets in the future, which could have a material adverse effect on GCI’s business, results of operations and financial condition.

The testing of goodwill and indefinite-lived intangible assets for impairment requires GCI to make significant estimates about its future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry, or market conditions, changes in underlying business operations, future operating performance, changes in competition, or changes in technologies. Any changes to key assumptions, or actual performance compared with those assumptions, about GCI’s business and its future prospects or other assumptions could affect the fair value, resulting in an additional impairment charge.

If we are unable to retain key employees, our ability to manage our business could be adversely affected.

Our operational results have depended, and our future results will depend, upon the retention and continued performance of our management team. Our ability to hire and retain key employees for management positions could be impacted adversely by the competitive environment for management talent in the broadband communications and technology industries. The loss of the services of key members of management and the inability to hire, or a delay in hiring, new key employees could adversely affect our ability to manage our business and our future operational and financial results.

We may have future capital needs and may not be able to obtain additional financing, or refinance or renew our existing indebtedness, on acceptable terms. Further, our ability to service our debt and any other obligations will require access to funds, which may be restricted.

As of September 30, 2025, we had approximately $972 million principal amount of debt outstanding, consisting of (i) GCI, LLC’s 4.750% senior notes due 2028 (the “senior notes”), (ii) term and revolving loans under GCI, LLC’s senior secured credit facility with a syndicate of banks (the “senior credit facility”) and (iii) a note payable to Wells Fargo originally issued by GCI Holdings (the “Wells Fargo notes payable”).

Our ability to service our financial obligations will depend on our ability to access cash, and cash flows from operations may be insufficient to satisfy the respective financial obligations under indebtedness outstanding from time to time. Accessing cash at operating subsidiaries will depend on those subsidiaries’ individual operating results and any statutory, regulatory or contractual restrictions to which they may be or may become subject. Our other potential sources of cash include available cash balances, dividends and interest from its investments, monetization of public investments, and proceeds from asset sales.

Moreover, our ability to secure additional financing will depend upon our operating performance, general economic and credit market conditions, including interest rate levels and the availability of credit generally, the state of competition in our market, the outcome of certain legislative and regulatory issues and financial, business and other factors, many of which are beyond our control. There can be no assurance that sufficient financing will be available, or that we will be able to renew or refinance existing indebtedness, on desirable terms or at all. If financing is not available when needed or is not available on favorable terms, we may be unable to take advantage of business or market opportunities as they arise, which could have a material adverse effect on our business and financial condition. Further the shutdown of the federal government may make it more challenging to access the capital markets or other sources of financing.

We have significant indebtedness, which could adversely affect our business and financial condition.

As discussed above, as of September 30, 2025, we had approximately $972 million principal amount of debt outstanding. As a result of this significant indebtedness, we may:

●	experience increased vulnerability to general adverse economic and industry conditions;
●	be required to dedicate a substantial portion of cash flow from operations to principal and interest payments on our indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, strategic acquisitions and investments and other general corporate purposes;
●	be exposed to the risk of increased interest rates with respect to any variable rate portion of indebtedness;
●	be impeded in our ability to satisfy our obligations with respect to our indebtedness;
●	be restricted from making strategic acquisitions or required to make non-strategic divestitures;
●	be exposed to the risk of increased interest rates with respect to any variable rate portion of indebtedness;
●	be limited in our ability to obtain additional financing for working capital, capital expenditures, product and service development, debt service requirements, acquisitions, and general corporate or other purposes; and

●	be limited in planning for, or reacting to, changes in our business or market conditions and placing us, including our subsidiaries, at a competitive disadvantage compared to competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage may prevent us from exploiting.

In addition, it is possible that we may need to incur additional indebtedness in the future.

We will require a significant amount of cash to service our debt and to meet other obligations. Our ability to generate cash depends on many factors beyond our control. If we are unable to meet our future capital needs it may be necessary for us to curtail, delay or abandon our business growth plans. If we incur significant additional indebtedness to fund our plans, it could cause a decline in our credit rating and could increase our borrowing costs or limit our ability to raise additional capital.

We will continue to require a significant amount of cash to satisfy our debt service requirements and to meet other obligations. Our ability to make payments on and to refinance our debt and to fund planned capital expenditures and acquisitions will depend on our ability to generate cash and to arrange additional financing in the future. These abilities are subject to, among other factors, our credit rating, our financial performance, general economic conditions, prevailing market conditions, the state of competition in our market, the outcome of certain legislative and regulatory issues and other factors that may be beyond our control. Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We may not be able to refinance any of our debt on commercially reasonable terms or at all.

The agreements that govern our current and future indebtedness may contain various affirmative and restrictive covenants that will limit our discretion in the operation of our business.

The agreements governing our indebtedness contain various covenants that could materially and adversely affect our ability to finance future operations or capital needs and to engage in other business activities that may be in our best interest.

We may also enter into certain other indebtedness arrangements in the future. The instruments governing such indebtedness often contain covenants that, among other things, place certain limitations on a borrower’s ability to incur more debt, exceed specified leverage ratios, pay dividends, make distributions, make investments, repurchase stock, create liens, enter into transactions with affiliates, merge or consolidate, and transfer or sell assets. Any failure to comply with such covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business and financial condition.

The various covenants in existing or future indebtedness may restrict our ability to expand or to pursue business strategies. Our ability to comply with these covenants may be affected by events beyond our and their control, such as prevailing economic conditions and changes in regulations, and if such events occur, we cannot be sure that we, and our subsidiaries, will be able to comply. A breach of these covenants could result in a default under the indentures and/or the credit agreements. If there were an event of default under the indentures and/or the credit agreements, holders of such defaulted debt could cause all amounts borrowed under these instruments to be due and payable immediately. Additionally, if we fail to repay the debt under any secured indebtedness when it becomes due, the lenders under such indebtedness could proceed against the assets that are pledged to them as security. Our assets or cash flow, and our subsidiaries’ assets or cash flow, may not be sufficient to repay borrowings under outstanding debt instruments in the event of a default thereunder.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Our borrowings under the senior credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness could increase even though the amount borrowed remained the same, and our net income and cash flow could decrease.

In order to manage our exposure to interest rate risk, in the future, we may enter into derivative financial instruments, typically interest rate swaps and caps, involving the exchange of floating for fixed rate interest payments. If we are unable to enter into interest rate swaps, it may adversely affect our cash flow and may impact our ability to make required principal and interest payments on our indebtedness and, even if we use these instruments to selectively manage risks, there can be no assurance that we will be fully protected against material interest rate fluctuations.

Factors Relating to Ownership of GCI Group Common Stock and the Securities Market

Our stock price may fluctuate significantly.

The market price of GCI Group common stock may fluctuate significantly due to a number of factors (none of which can be guaranteed to occur), some of which may be beyond our control, including:

●	actual or anticipated fluctuations in our operating results;
●	changes in earnings estimated by securities analysts or our ability to meet those estimates;
●	the operating and stock price performance of comparable companies; and
●	domestic and foreign economic conditions.

Our multi-series structure may depress the trading price of the shares of GCI Group common stock.

Our multi-series structure may result in a lower or more volatile market price of the shares of GCI Group common stock or in adverse publicity or other adverse consequences. Several stockholder advisory firms have announced their opposition to the use of multiple-class structures. As a result, the multi-series structure of GCI Group common stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the shares of GCI Group common stock.

If the GCI Liberty board determines to issue the shares of Ventures Group common stock, GCI Group common stock will become a tracking stock and a tracking stock structure may cause market confusion.

In the separation, holders of Liberty Broadband common stock on the record date for the distribution only received shares of GCI Group common stock, which currently constitute 100% of the issued and outstanding common equity interest in all of GCI Liberty’s businesses, assets and liabilities, but the GCI Liberty restated articles authorizes the issuance of another group of common stock without the approval of GCI Liberty’s stockholders, the Ventures Group common stock. In the event that GCI Liberty issues Ventures Group common stock, GCI Group common stock will become a tracking stock. A tracking stock is a type of common stock that the issuing company intends to reflect or “track” the economic performance of a particular business or “group,” rather than the economic performance of the company as a whole. In the event that the GCI Group common stock and the Ventures Group common stock become tracking stocks, the GCI Group common stock would be intended to track the economic performance of particular businesses, assets and liabilities of GCI Liberty and its subsidiaries (the “GCI group”) as determined by the GCI Liberty board and the Ventures Group common stock would be intended to track the economic performance of other particular businesses, assets and liabilities of GCI Liberty and its subsidiaries (the “Ventures group”) as determined by the GCI Liberty board. GCI Liberty would attribute, for financial reporting purposes, all of its consolidated assets, liabilities, revenue, expenses and cash flows between the GCI group and the Ventures group. However, notwithstanding such attribution, GCI Liberty and its subsidiaries would retain legal title to all of GCI Liberty’s consolidated assets, and GCI Liberty’s tracking stock capitalization would not limit GCI Liberty’s legal responsibility, or that of GCI Liberty’s subsidiaries, for the liabilities included in any set of financial statement schedules.

Holders of GCI Group common stock or Ventures Group common stock would not have any legal rights related to specific assets attributed to their associated group and, in any liquidation, holders of GCI Group common stock and Ventures Group common stock would be entitled to receive a proportionate share of GCI Liberty’s available net assets based on their respective number of liquidation units. See “Description of Our Capital Stock.” Depending on the composition of the assets underlying GCI Liberty’s tracking stock groups from time to time, confusion in the marketplace may occur if holders of GCI Liberty’s tracking stock mistakenly believe they own stock of a company attributed to the applicable tracking stock group or they have any equity or voting interests with respect to companies attributed to one of GCI Liberty’s tracking stock groups.

The GCI Liberty board has discretion to create the Ventures group and to reattribute businesses, assets and liabilities that are attributed to one tracking stock group to another tracking stock group, without the approval of any of GCI Liberty’s stockholders. Any such reattribution made by the GCI Liberty board, as well as the existence, in and of itself, of the right to effect a reattribution, may impact the ability of investors to assess the future prospects of the businesses and assets attributed to a tracking stock group, including liquidity and capital resource needs, based on past performance.

In addition, the assets attributed to one group are potentially subject to the liabilities attributed to another group, even if those liabilities arise from lawsuits, contracts or indebtedness that are attributed to such other group. No provision of the GCI Liberty restated articles prevents GCI Liberty from satisfying liabilities of one group with assets of another group, and GCI Liberty’s creditors will not in any way be limited by GCI Liberty’s tracking stock capitalization from proceeding against any assets they could have proceeded against if GCI Liberty did not have a tracking stock capitalization.

GCI Liberty cannot assure you that the market price of the common stock related to a group will, in fact, reflect the performance of the group of businesses, assets and liabilities attributed to that group. Holders of GCI Group common stock and Ventures Group common stock (if and when issued) will be common stockholders of GCI Liberty as a whole and, as such, will be subject to all risks associated with an investment in GCI Liberty and all of GCI Liberty’s businesses, assets and liabilities. As a result, the market price of each tracking stock may, in part, reflect events that are intended to be reflected or tracked by a different tracking stock of GCI Liberty.

If the GCI Liberty board decides to implement a tracking stock capital structure, such structure could create conflicts of interest, and the GCI Liberty board may make decisions that could adversely affect only some holders of GCI Liberty’s common stock.

If the GCI Liberty board decides to issue the Ventures Group common stock, such tracking stock structure could give rise to occasions when the interests of holders of stock related to one group might diverge or appear to diverge from the interests of holders of stock of the other group. GCI Liberty’s officers and directors owe fiduciary duties to GCI Liberty as a whole and all of GCI Liberty’s stockholders, as opposed to only holders of a particular group. Decisions deemed to be in the best interest of GCI Liberty and all of GCI Liberty’s stockholders may not be in the best interest of a particular group when considered independently.

Holders of shares of stock relating to a particular group may not have any remedies if any action by GCI Liberty’s directors or officers has an adverse effect on only that stock, or on a particular series of that stock.

If the GCI Liberty board decides to implement a tracking stock capital structure, Nevada law and the provisions of the GCI Liberty restated articles may protect decisions of the GCI Liberty board that have a disparate impact upon holders of shares of stock relating to a particular group, or upon holders of any series of stock relating to a particular group. Under Nevada law, the GCI Liberty board has a duty to act with due care and in the best interests of all of GCI Liberty’s stockholders, regardless of the stock, or series, they hold. Under Nevada law and the GCI Liberty restated articles, our board of directors owes fiduciary duties to act in good faith and with a view to the interests of GCI Liberty, including the interests of all common stockholders, and does not have separate or additional duties to any subset of those stockholders. There is no statutory or judicial authority in Nevada establishing that decisions by directors or officers involving differing treatment of holders of tracking stocks would be judged by a standard other than Nevada’s statutory business judgment rule. In addition, our board of directors, in acting with a view to the interest of the corporation, may consider other relevant facts, circumstances, contingencies or constituencies, which may include interests beyond those of just the stockholders, such as the interests of employees, customers or creditors, as well as considerations about the economy or society, among other interests. In some circumstances, GCI Liberty’s directors or officers may be required to make a decision that might be viewed as relatively disadvantageous to the holders of shares relating to a particular group or to the holders of a particular series of that stock. Under the principles of Nevada law, including the business judgment rule referred to above, you may not be able to successfully challenge decisions that you believe have a disparate impact upon the stockholders of one of GCI Liberty’s groups if the GCI Liberty board acts through disinterested and independent members, in good faith and with a view to the interests of GCI Liberty, including all of GCI Liberty’s stockholders and other constituencies which the board is permitted to consider. Additionally, if the presumption that a director or officer so acted is rebutted, it must also be proven that such breach of a duty involved intentional misconduct, fraud or a knowing violation of law.

GCI Liberty may dispose of its assets, even if they are attributed to a tracking stock group, without your approval (except to the extent such approval is required under Nevada law or GCI Liberty’s restated articles).

Nevada law requires stockholder approval only for a sale or other disposition of all of the property and assets of GCI Liberty taken as a whole, and the GCI Liberty restated articles do not require a separate class vote in the case of a sale of any amount of assets of the tracking stock groups of GCI Liberty. Pursuant to the GCI Liberty restated articles, GCI Liberty may approve sales and other dispositions of any amount of the assets of a tracking stock group without any stockholder approval unless the GCI Liberty board seeks to classify a group disposition (as defined below) as an exempt disposition (as defined below).

If GCI Liberty disposes of all or substantially all of the assets attributed to any group (which means, for this purpose, assets representing at least 80% of the fair market value of the total assets of the disposing group, as determined by the GCI Liberty board), GCI Liberty would be required under the terms of the GCI Liberty restated articles, if the disposition is not an exempt disposition under the terms of the GCI Liberty restated articles, to choose one or more of the following three alternatives:

●	declare and pay a dividend on the disposing group’s common stock;
●	redeem shares of the disposing group’s common stock in exchange for cash, securities or other property; and/or
●	convert all or a portion of the disposing group’s outstanding common stock into common stock of the other group at a specified premium.

Pursuant to the GCI Liberty restated articles, an “exempt disposition” includes the following with respect to each tracking stock group:

●	the disposition of all or substantially all of GCI Liberty’s assets in connection with the liquidation, dissolution or winding up of GCI Liberty;
●	a dividend, other distribution or redemption in accordance with the GCI Liberty restated articles;
●	a disposition of all or substantially all of the assets of such tracking stock group (“group disposition”) to a party controlled by GCI Liberty;
●	a group disposition in connection with any disposition of all or substantially all of the assets of such tracking stock group in which GCI Liberty receives equity securities of the purchaser, if a significant portion of the business of such purchaser is similar or complementary to the businesses attributable to such group prior to such disposition; or
●	a group disposition as to which the GCI Liberty board obtains the requisite approval of the applicable voting stockholders to classify such group disposition as an exempt disposition.

See “Description of Our Capital Stock.”

In this type of a transaction, holders of the disposing group’s common stock may receive less value than the value that a third-party buyer might pay for all or substantially all of the assets of the disposing group.

The GCI Liberty board will decide, in its sole discretion, how to proceed, and it is not required to select the option that would result in the highest value to holders of any stock related to a particular group.

The GCI Liberty board may, in its sole discretion, elect to convert the common stock relating to one group into common stock relating to the other group, thereby changing the nature of your investment and possibly diluting your economic interest in GCI Liberty, which could result in a loss in value to you.

The GCI Liberty restated articles permit the GCI Liberty board, in its sole discretion, to convert all of the outstanding shares of common stock relating to one of GCI Liberty’s groups into shares of common stock of the other group on terms described in paragraphs (b)(ii)(iii) of Article IV, Section A.2 of the GCI Liberty restated articles, the form of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The foregoing conversion would be made at a ratio based on the relative trading prices of Series C GCI Group common stock (or another series of GCI Group common stock subject to certain limitations) and Series C Ventures Group common stock (or another series of Ventures Group common stock, subject to certain limitations) over a specified 20-trading day period. A conversion would preclude the holders of stock related to each group involved in such conversion from retaining their investment in a security that is intended to reflect separately the performance of the relevant group. GCI Liberty cannot predict the impact on the market value of GCI Liberty’s common stock of (1) the GCI Liberty board’s ability to effect any such conversion or (2) the exercise of this conversion right by the GCI Liberty board. In addition, the GCI Liberty board may effect such a conversion at a time when the market value of GCI Liberty’s different stocks could cause the stockholders of one group to be disadvantaged.

Our multi-series voting structure and potential tracking stock structure may limit your ability to influence corporate matters and future issuances of GCI Group common stock or Ventures Group common stock may further dilute the voting power of shares of GCI Group common stock.

GCI Group common stock is divided into three series of common stock: Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock. Holders of record of Series A GCI Group common stock are entitled, and holders of record of Series A Ventures Group common stock, if issued, will be entitled, to one vote for each share of such stock and holders of record of Series B GCI Group common stock are entitled, and holders of record of Series B Ventures Group common stock, if issued, will be entitled, to ten votes for each share of such stock on all matters submitted to a vote of stockholders. Holders of record of Series C GCI Group common stock are not entitled, and holders of record of Series C Ventures Group common stock, if issued, will not be entitled, to any voting rights, except as otherwise required by Nevada law, in which case, each such holder of record of Series C GCI Group common stock or holder of record of Series C Ventures Group common stock will be entitled to 1/100th of a vote per share. Our restated articles do not provide for cumulative voting in the election of directors and permit future issuances of shares of each series of GCI Group common stock, including in connection with this rights offering, and Ventures Group common stock. Any future issuances of GCI Group common stock and Ventures Group common stock may dilute your interest in our Company and the GCI Group common stock.

Although Series B GCI Group common stock is quoted on the OTC Markets, it is sparsely traded and does not have an active trading market. Only Series A GCI Group common stock shares and Series C GCI Group common stock shares are listed and traded on the Nasdaq Global Select Market. As a result, your ability to purchase Series B GCI Group common stock shares is limited. Future issuances of Series B GCI Group common stock or Series B Ventures Group common stock will dilute the aggregate voting power of the issued and outstanding shares of GCI Group common stock or Ventures Group common stock, respectively, and may further concentrate the aggregate voting power of our issued and outstanding shares of common stock among the holders of Series B GCI Group common stock or Series B Ventures Group common stock, respectively. The voting and conversion rights of the Series B GCI Group common stock shares, our ability to issue additional Series B GCI Group common stock shares and your limited ability to purchase Series B GCI Group common stock shares may limit your ability to influence corporate matters and adversely affect the value of Series A GCI Group common stock shares and Series C GCI Group common stock shares.

Holders of the common stock of tracking stock groups will vote together and will have limited separate voting rights.

Holders of the common stock of tracking stock groups will vote together as a single class, except in certain limited circumstances prescribed by the GCI Liberty restated articles or under Nevada law. If GCI Liberty attributes assets, liabilities and businesses to the Ventures group and issues shares of Ventures Group common stock, each share of Series B common stock of each group will have ten votes per share, and each share of Series A common stock of each group will have one vote per share. Holders of Series C common stock of each group will have no voting rights, other than those required under Nevada law and in such case, will have 1/100th of a vote per share. When holders of GCI Group common stock and the Ventures Group common stock vote together as a single class, holders having a majority of the votes will be in a position to control the outcome of the vote even if the matter involves a conflict of interest among GCI Liberty’s stockholders or has a greater impact on one group than another. Except as required under Nevada law, the holders of any shares of any class or series of GCI Liberty capital stock can validly approve a proposal that has been submitted by the GCI Liberty board to the stockholders for approval to amend the GCI Liberty restated articles in any manner that affects one or more classes or series of GCI Group common stock or GCI Liberty non-voting preferred stock (collectively, the “GCI Liberty capital stock”) that has been authorized even if no shares of such class or series of authorized GCI Liberty capital stock is outstanding as of the date of such approval.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including disclosures about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. As a result, we have reduced Sarbanes-Oxley Act compliance requirements, as discussed elsewhere, for as long as we are an emerging growth company, which may be up to five full fiscal years. Unlike other public companies, we will not be required to, among other things, (i) comply with certain audit-related requirements that we would otherwise be subject to but for our status as an emerging growth company, (ii) provide certain disclosures regarding executive compensation required of larger public companies or (iii) hold nonbinding advisory votes on executive compensation.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find GCI Group common stock to be less attractive as a result, there may be a less active trading market for GCI Group common stock and our stock price may be more volatile.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to complete a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we are required to document and test our internal control procedures, our management is required to assess and issue a report concerning our internal control over financial reporting, and our independent auditors are required to issue an attestation regarding our internal control over financial reporting. However, as an emerging growth company, we are not required to have our independent auditors attest to the effectiveness of our internal control over financial reporting until our first annual report subsequent to ceasing to be an emerging growth company. As a result, we may not be required to have our independent auditors attest to the effectiveness of our internal control over financial reporting until as late as the annual report for the year ending December 31, 2029. Although we do expect the annual costs to comply with Section 404 to be significant (based on our preliminary assessments), the rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex, subject to change, and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting when we are required to do so or our auditors identify material weaknesses in our internal control, investor confidence in our financial results may weaken, and our stock price may suffer.

It may be difficult for a third party to acquire us, even if doing so may be beneficial to our stockholders.

Certain provisions of our restated articles and bylaws may discourage, delay or prevent a change in control of GCI Liberty that a stockholder may consider favorable. These provisions include the following:

●	authorizing a capital structure with multiple series of common stock of each group: a Series B share that entitles the holders to ten votes per share, a Series A share that entitles the holders to one vote per share, and a Series C share that, except as otherwise required by applicable law, entitles the holders to no voting rights;
●	classifying our board of directors with staggered three-year terms, which may lengthen the time required to gain control of our board of directors;
●	limiting who may call special meetings of stockholders;
●	prohibiting stockholder action by written consent (subject to certain exceptions), thereby requiring stockholder action to be taken at a meeting of the stockholders;
●	requiring stockholder approval by holders of at least 66 2/3% of our voting power with respect to certain extraordinary matters, such as removal of directors, a merger or consolidation, a sale of all or substantially all of our assets or an amendment to our restated articles (except in the event approved by at least 75% of our board of directors);
●	establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
●	the existence of authorized and unissued stock, including “blank check” preferred stock, which could be issued by our board of directors to persons friendly to its then-current management, thereby protecting the continuity of its management, or which could be used to dilute the stock ownership of persons seeking to obtain control of our Company.

Case law in Nevada may be less likely to provide guidance for specific fact scenarios than in Delaware.

We are a Nevada corporation. Because of Delaware’s prominence as a state of incorporation for many large corporations, the Delaware courts have developed considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing Delaware law under certain sets of facts. While Nevada also has adopted comprehensive, modern and flexible corporate law statutes, because the volume of Nevada case law concerning the effects of its statutes and regulations is more limited, we may experience, and our stockholders may experience, less predictability with respect to the legal requirements in connection with corporate affairs and transactions, and stockholders’ rights to challenge them in specific situations where the application of the statute may be open to differing interpretations.

Our directors and officers are protected from liability for a broad range of actions.

Nevada law, by default, with certain specific exceptions, eliminates the liability of directors and officers, to a corporation or its stockholders, except where (i) the presumption that such director or officer has acted in good faith, with a view to the interests of the corporation has been rebutted, and (ii) it is proven that such director’s or officer’s act or failure to act was a breach of his or her fiduciary duties and involved intentional misconduct, fraud or a knowing violation of law. Our restated articles provide that, to the fullest extent permitted by Nevada law, our Company’s directors and officers will not be individually liable to the Company or any of its stockholders or creditors for damages as a result of any act or failure to act in his or her capacity as a director or officer.

Our restated articles provide that the Eighth Judicial District Court of the State of Nevada shall be the exclusive forum for certain litigation that may be initiated by our stockholders, and that the federal courts shall be the exclusive forum for claims under the Securities Act; these provisions could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our restated articles provide that, subject to limited exceptions, the Eighth Judicial District Court of the State of Nevada in Clark County, Nevada (the “Nevada Eighth Judicial District Court”) (or if the Nevada Eighth Judicial District Court does not have jurisdiction, any other state district court located in the State of Nevada, and if no state district court in the State of Nevada has jurisdiction, any federal court located in the State of Nevada) shall, to the fullest extent permitted by law, be the exclusive forum for certain specified types of “internal actions” as defined under Nevada law, including (a) those brought in the name or right of our Company or on its behalf; (b) those for or based upon a breach of fiduciary duty against any director, officer, employee or agent of our Company in such capacity; (c) those arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of the Nevada statutes with respect to business entities, the articles of incorporation or the bylaws of our Company, or certain voting agreements or trusts to which it may be a party.

In addition, our restated articles provide that unless GCI Liberty consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be, to the fullest extent provided by law, the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. The GCI Liberty restated articles further provide that, for the avoidance of doubt, this exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, to the fullest extent permitted by law, the GCI Liberty restated articles provide that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, which creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or rules and regulations thereunder.

These choice of forum provisions may otherwise limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents. Stockholders who do bring a claim in the Nevada Eighth Judicial District Court could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of Nevada. The Nevada Eighth Judicial District Court may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Similarly, the federal district courts may also reach different judgments in Securities Act cases than state courts. Alternatively, if a court were to find the choice of forum provision contained in our restated articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

The holders of any series of GCI Group common stock, or the holders of GCI Group common stock as a whole, may not have any remedies if an action by our directors or officers prioritizes other interests or has a disparate effect on GCI Group common stock or any series thereof.

Principles of Nevada law and the provisions of our restated articles may protect decisions of our board of directors that weigh interests different from those of the holders of GCI Group common stock, or any series thereof, or that have a disparate impact upon holders of any series of GCI Group common stock. Under Nevada law, the board of directors has the duty to exercise its powers in good faith and with a view to the interests of the corporation. In doing so, the board of directors may consider all relevant facts, circumstances, contingencies or constituencies, including, without limitation, the interests of the corporation’s employees, suppliers, creditors or customers; the economy of the state or the nation; the interests of the community or of society; the long-term or short-term interests of the corporation, including the possibility that these interests may be best served by the continued independence of the corporation; or the long-term or short-term interests of the corporation’s stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. Directors may consider or assign weight to the interests of any particular person or group, or to any other relevant facts, circumstances, contingencies or constituencies and are not required to consider, as a dominant factor, the effect of a proposed corporate action upon any particular group or constituency having an interest in the corporation. Under the principles of Nevada law referred to above and the business judgment rule, you may not be successful in challenging these decisions if a majority of our board of directors, or a committee thereof, is disinterested, independent and adequately informed with respect to decisions of the board and acts in good faith and with a view to the interests of the corporation, including all of our stockholders.

Although Series B GCI Group common stock is quoted on the OTC Markets, there is no meaningful trading market for the stock.

The shares of Series B GCI Group common stock are not widely held, with approximately 93.95% of the outstanding shares of Series B GCI Group common stock beneficially owned by Mr. Malone as of September 30, 2025. Although Series B GCI Group common stock is quoted on the OTC Markets, it is sparsely traded and does not have an active trading market. The OTC Markets tend to be highly illiquid, in part, because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make markets in particular stocks. There is also a greater chance of market volatility for securities that are quoted on the OTC Markets as opposed to a national exchange or quotation system. This volatility is due to a variety of factors, including a lack of readily available price quotations, lower trading volume, the absence of consistent administrative supervision of “bid” and “ask” quotations, and market conditions. Each share of Series B GCI Group common stock is convertible, at any time at the option of the holder, into one share of Series A GCI Group common stock, which is listed and traded on the Nasdaq Global Select Market under the symbol “GLIBA.”

THE RIGHTS OFFERING

General

Our board of directors has determined that, subject to the satisfaction of all conditions to the rights distribution, on the rights distribution date, holders of our GCI Group common stock will receive          of a Series C GCI Group Right for each share of our Series A GCI Group common stock held by such holder,          of a Series C GCI Group Right for each share of our Series B GCI Group common stock held by such holder, and          of a Series C GCI Group Right for each share of our Series C GCI Group common stock held by such holder, in each case, on the rights distribution record date. The total number of Series C GCI Group Rights to be issued to each stockholder will be rounded up to the nearest whole number and the subscription agent will instruct, or will instruct DTC to instruct, all brokers, dealers, trustees and depositaries for securities or any other agents who hold shares of GLIBA, GLIBB and/or GLIBK for the account of others to effect such rounding with respect to each beneficial stockholder.

Each Series C GCI Group Right entitles the holder to a basic subscription privilege and an oversubscription privilege. Under the basic subscription privilege, each whole Series C GCI Group Right entitles the holder to purchase one share of our Series C GCI Group common stock at a subscription price of $          , which will be a price equal to an approximate 20% discount to the Measurement Period VWAP. Each Series C GCI Group Right also has an oversubscription privilege, as described below under the heading “—Subscription Privileges—Oversubscription Privilege.”

The following describes the rights offering in general and assumes (unless specifically provided otherwise) that you were a holder of our GCI Group common stock as of the rights distribution record date. If you held your shares of our GCI Group common stock in a brokerage account or through a dealer or other nominee as of the rights distribution record date, please see the information included below under the heading “—Delivery of Subscription Materials and Payment—Beneficial Owners.” As used in this prospectus, the term “business day” means any day on which securities may be traded on the Nasdaq Global Select Market.

You are responsible for the method of delivery of rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. If you send the rights certificates and other items by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. There may be unexpected delays in mail processing times. If you intend on making your cash payment of the subscription price by uncertified check, you should ensure that the subscription agent receives the appropriate materials at least five business days prior to the expiration of the rights offering.

Reasons for the Rights Offering

We are conducting the rights offering in order to raise capital for general corporate purposes, which may include working capital, capital expenditures and repayment or refinancing of outstanding indebtedness. We may also use a portion of the net proceeds for potential strategic acquisitions, investments or partnerships. See “Use of Proceeds.”

Conditions to the Rights Distribution

The rights distribution is subject to the satisfaction of the following conditions:

●	our receipt of the opinion of Skadden, dated as of the rights distribution date, to the effect that, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, holders of our GCI Group common stock upon the receipt of Series C GCI Group Rights in the rights distribution, in addition to the opinion of Skadden, dated as of November 5, 2025, filed as Exhibit 8.1 to the Registration Statement on Form S-1, of which this prospectus forms a part;
●	the effectiveness under the Securities Act of the Registration Statement on Form S-1, of which this prospectus forms a part;
●	the approval of Nasdaq for the listing of our Series C GCI Group Rights; and
●	our board of directors shall not have revoked the rights distribution prior to the rights distribution date.

Trading Prior to the Rights Distribution Record Date

The record date for the rights distribution is 5:00 p.m., New York City time, on November 24, 2025. After the rights distribution record date and prior to the ex-dividend date for the rights offering, shares of GLIBA, GLIBB and GLIBK will trade or quote, as applicable, with an entitlement to receive Series C GCI Group Rights. If you were a holder of shares of GLIBA, GLIBB or GLIBK on the rights distribution record date, you would be entitled to receive the Series C GCI Group Rights issuable in respect of those shares only if you continue to hold them through the rights distribution date, which is 5:00 p.m., New York City time, on November 25, 2025.

Determination of Subscription Price and Distribution Ratio

We determined the subscription price and the number of Series C GCI Group Rights to distribute based on, among other things, the market price of our Series C GCI Group common stock, discounts used in similar rights offerings, the general conditions of the securities markets and the amount of proceeds, after any deductions for expenses related to the rights offering, we wish to raise.

No Fractional Series C GCI Group Rights

We will not issue or pay cash in lieu of fractional Series C GCI Group Rights. Instead, the total number of Series C GCI Group Rights to be issued to you will be rounded up to the nearest whole number and the subscription agent will instruct, or will instruct DTC to instruct, all brokers, dealers, trustees and depositaries for securities or any other agents who hold shares of GLIBA, GLIBB and/or GLIBK for the account of others to effect such rounding with respect to each beneficial stockholder. For example, if you hold 50 shares of our Series A GCI Group common stock and 50 shares of our Series C GCI Group common stock on the rights distribution record date, after aggregating your holdings of shares of GCI Group common stock of each series, you will receive, on the rights distribution date,          Series C GCI Group Rights to purchase shares of our Series C GCI Group common stock, instead of the           Series C GCI Group Rights you would have received without rounding as described herein.

You may request that the subscription agent divide your rights certificate into transferable parts if you are the record holder for a number of beneficial owners of GCI Group common stock. However, the subscription agent will not divide your rights certificate such that (through rounding or otherwise) you would receive a greater number of Series C GCI Group Rights than those to which you would be entitled if you had not divided your certificates.

Commencement of the Rights Offering

The rights offering will commence on November 26, 2025.

Expiration Time

You may exercise the basic subscription privilege and the oversubscription privilege at any time before the expiration time, which is 5:00 p.m., New York City time, on December 17, 2025, which will be the fourteenth trading day following the commencement of the rights offering, unless the rights offering is extended. Any Series C GCI Group Rights not exercised before the expiration time will expire and become null and void. We will not be obligated to honor your exercise of Series C GCI Group Rights if the subscription agent receives any of the required documents relating to your exercise after the expiration time, regardless of when you transmitted the documents, unless you have timely transmitted the documents pursuant to the guaranteed delivery procedures described below.

We may extend the expiration time for any reason. However, we may not extend the expiration time of the rights offering for more than 25 trading days past the original fourteen trading day period. If we do not complete the rights offering by the fourteenth trading day of the subscription period and the expiration time has not been extended beyond such date, we will cause the subscription agent to return to each exercising holder the entirety of such holder’s aggregate subscription price previously paid (without interest).

If we elect to extend the date the Series C GCI Group Rights expire, we will issue a press release announcing the extension before 9:00 a.m., New York City time, on the first business day after the most recently announced expiration time.

Subscription Privileges

The Series C GCI Group Rights entitle you to a basic subscription privilege and an oversubscription privilege.

Basic Subscription Privilege. The basic subscription privilege entitles you to purchase one share of our Series C GCI Group common stock per whole right, upon delivery of the required documents and payment of the subscription price per share, prior to the expiration time. You are not required to exercise your basic subscription privilege, in full or in part, unless you wish to also purchase shares under your oversubscription privilege described below.

Oversubscription Privilege. The Series C GCI Group Rights include an oversubscription privilege relating to shares of our Series C GCI Group common stock. The oversubscription privilege entitles you to purchase up to that number of shares of our Series C GCI Group common stock offered in the rights offering which are not purchased by other rightsholders pursuant to their basic subscription privilege, upon delivery of the required documents and payment of the subscription price per share prior to the expiration time. You will be permitted to purchase shares of our Series C GCI Group common stock pursuant to your oversubscription privilege only if other holders of Series C GCI Group Rights do not exercise their basic subscription privilege in full. You may exercise your oversubscription privilege with respect to our Series C GCI Group common stock only if you exercise your basic subscription privilege in full. If you wish to exercise your oversubscription privilege, you must specify the number of additional shares you wish to purchase, which may be up to the maximum number of shares of our Series C GCI Group common stock offered in the rights offering, less the number of shares you may purchase under your basic subscription privilege.

Pro Rata Allocation. If there are not enough shares of our Series C GCI Group common stock to satisfy all subscriptions pursuant to the exercise of the oversubscription privilege, we will allocate the shares that are available for purchase under the oversubscription privilege pro rata (subject to the elimination of fractional shares) among those rightsholders who exercise their oversubscription privilege. Pro rata means in proportion to the number of shares of the Series C GCI Group common stock that you and the other holders of rights have purchased pursuant to the exercise of the basic subscription privilege. If there is a need to prorate the exercise of rights pursuant to the oversubscription privilege and the proration results in the allocation to you of a greater number of shares than you subscribed for pursuant to the oversubscription privilege, then we will allocate to you only the number of shares for which you subscribed pursuant to your basic and oversubscription privileges. We will allocate the remaining shares among all other rightsholders exercising their oversubscription privileges relating to our Series C GCI Group common stock.

Full Exercise of Basic Subscription Privilege. You may exercise your oversubscription privilege relating to our Series C GCI Group common stock only if you exercise, in full, your basic subscription privilege represented by a single rights certificate. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privilege held by you in the same capacity under a single rights certificate. For example, if you were granted rights under a single Series C GCI Group Rights certificate for shares of our Series C GCI Group common stock you own individually and rights under a single Series C GCI Group rights certificate for shares of our Series C GCI Group common stock you own jointly with your spouse, you only need to fully exercise your basic subscription privilege with respect to your individually owned rights in order to exercise your oversubscription privilege with respect to those rights. You do not have to subscribe for any shares under the basic subscription privilege owned jointly with your spouse to exercise your individual oversubscription privilege. If you transfer a portion of your rights, you may exercise your oversubscription privilege if you exercise all of the remaining rights represented by the rights certificate you receive back from the subscription agent following the transfer.

You must exercise your oversubscription privilege at the same time as you exercise your basic subscription privilege in full.

If you own your shares of our GCI Group common stock through your broker, dealer or other nominee holder and you wish for them to exercise your oversubscription privilege on your behalf, the nominee holder will be required to certify to us and the subscription agent:

●	the series and number of shares of GCI Group common stock held on the rights distribution record date on your behalf;
●	the number of Series C GCI Group Rights you exercised under your basic subscription privilege;
●	that your entire basic subscription privilege held in the same capacity has been exercised in full; and
●	the number of shares of our Series C GCI Group common stock you subscribed for pursuant to the oversubscription privilege.

Your nominee holder must also disclose to us certain other information received from you.

Return of Excess Payment. If you exercise your oversubscription privilege and are allocated less than all of the shares of Series C GCI Group common stock for which you subscribed, the funds you paid for those shares of Series C GCI Group common stock that are not allocated to you will be returned by mail or similarly prompt means, without interest or deduction, as soon as practicable after the expiration time.

Exercising Your Series C GCI Group Rights

Subscription materials, including rights certificates, will be made available to holders following the commencement of the rights offering. You may exercise your Series C GCI Group Rights by delivering the following to the subscription agent before the expiration time:

●	your properly completed and executed rights certificate evidencing the exercised Series C GCI Group Rights with any required signature guarantees or other supplemental documentation; and
●	your payment in full of the subscription price for each share of our Series C GCI Group common stock subscribed for pursuant to the basic subscription privilege and the oversubscription privilege.

Alternatively, if you deliver a notice of guaranteed delivery together with your subscription price payment prior to the expiration time, you must deliver the rights certificate within one business day after the delivery of such notice of guaranteed delivery using the guaranteed delivery procedures described below under the heading “—Delivery of Subscription Materials and Payment—Guaranteed Delivery Procedures.” You must, in any event, provide payment in full of the subscription price for each share of our Series C GCI Group common stock being subscribed for pursuant to the basic subscription privilege and the oversubscription privilege to the subscription agent before the expiration time.

Payment of Subscription Price. Your cash payment of the subscription price must be made by wire transfer of immediately available funds, check directly to the account maintained by the subscription agent, Broadridge, check or bank draft drawn upon a U.S. bank payable to the subscription agent, “Broadridge.” Your cash payment of the subscription price will be deemed to have been received by the subscription agent only when:

●	any uncertified check clears; or
●	the subscription agent receives a wire transfer of immediately available funds, any certified check or bank draft drawn upon a U.S. bank.

You should note that funds paid by uncertified personal checks may take five business days or more to clear. If you wish to pay the subscription price in respect of your basic subscription privilege and oversubscription privilege by an uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights expire to ensure that your payment is received and clears by the expiration time. We urge you to consider using a wire transfer of immediately available funds or a certified or cashier’s check or money order to avoid missing the opportunity to exercise your rights.

You will not be entitled to any interest earned on the cash funds held by the subscription agent.

The subscription agent will hold your payment of the subscription price in a segregated escrow account with other payments received from holders of rights until we issue to you your shares of our Series C GCI Group common stock, or return your overpayment, if any.

Exercising a Portion of Your Series C GCI Group Rights. If you subscribe for fewer than all of the shares of our Series C GCI Group common stock that you are eligible to purchase pursuant to the basic subscription privilege represented by your rights certificate, you may, under certain circumstances, request from the subscription agent a new rights certificate representing the unused rights and then attempt to sell your unused rights. See “—Method of Transferring and Selling Series C GCI Group Rights” below. Alternatively, you may transfer a portion of your rights and request from the subscription agent a new rights certificate representing the rights you did not transfer. If you exercise less than all of your rights represented by a single rights certificate, you may not exercise the oversubscription privilege.

Calculation of Rights Exercised. If you do not indicate the number of rights being exercised, or do not forward full payment of the aggregate subscription price for the number of rights that you indicate are being exercised, then you will be deemed to have exercised the basic subscription privilege with respect to the maximum number of rights that may be exercised for the aggregate subscription price payment you delivered to the subscription agent. If your aggregate subscription price payment is greater than the amount you owe for your basic subscription and no direction is given as to the excess, you will be deemed to have exercised the oversubscription privilege to purchase the maximum number of shares available to you pursuant to your oversubscription privilege that may be purchased with your overpayment. If we do not apply your full subscription price payment to your purchase of shares of our Series C GCI Group common stock, we will return the excess amount to you by mail or similarly prompt means, without interest or deduction as soon as practicable after the expiration time.

Instructions for Completing the Rights Certificate. You should read and follow the instructions accompanying the rights certificate carefully. If you want to exercise your rights, you must send your completed rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. You should not send the rights certificates, any other documentation or payment to us. Any rights certificates and other items received by us will be returned to the sender as promptly as possible.

You are responsible for the method of delivery of rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. If you send the rights certificates and other items by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. If you intend on making your cash payment of the subscription price by uncertified check, you should ensure that the subscription agent receives the appropriate materials at least five business days prior to the expiration of the rights offering.

Signature Guarantee May Be Required. Your signature on each rights certificate must be guaranteed by an eligible institution such as a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

●	your rights certificate is registered in your name; or
●	you are an eligible institution.

Delivery of Subscription Materials and Payment

You should deliver the rights certificate and payment of the subscription price, as well as any notices of guaranteed delivery and any other required documentation:

If delivering by first class mail:

Broadridge, Inc.

Attn: BCIS Re-Organization Dept.

P.O. Box 1317

Brentwood, NY 11717-0718

If delivering by registered, certified or express mail, or overnight courier:

Broadridge, Inc.

Attn: BCIS IWS

51 Mercedes Way

Edgewood, NY 11717

If sending payment of subscription price by wire of immediately available funds:

Please contact the information agent for further instruction.

In considering which method of delivery to use, holders of rights should take into consideration the amount of time remaining in the rights offering, as well as any guaranteed delivery procedures, to ensure that materials are delivered prior to the expiration of the rights offering. If you intend on making your cash payment of the subscription price by uncertified check, you should ensure that the subscription agent receives the appropriate materials at least five business days prior to the expiration of the rights offering.

Guaranteed Delivery Procedures. If you wish to exercise your rights, but you do not have sufficient time to deliver the rights certificates evidencing your rights to the subscription agent before the expiration time, you may exercise your rights by the following guaranteed delivery procedures:

●	provide your payment in full of the subscription price for each share of our Series C GCI Group common stock being subscribed for pursuant to the basic subscription privilege and the oversubscription privilege to the subscription agent before the expiration time;
●	deliver a notice of guaranteed delivery to the subscription agent at or before the expiration time; and
●	deliver the properly completed rights certificate evidencing the Series C GCI Group Rights being exercised, with any required signatures.

Your notice of guaranteed delivery must be substantially in the form provided with the “Instructions For Use of GCI Liberty, Inc. Series C GCI Group Rights Certificates” distributed to you with your rights certificate. Your notice of guaranteed delivery must come from an eligible institution which is a member of, or a participant in, a signature guarantee program acceptable to the subscription agent. In your notice of guaranteed delivery you must state:

●	your name;
●	the number of Series C GCI Group Rights represented by your rights certificates, the number of shares of our Series C GCI Group common stock you are subscribing for pursuant to the basic subscription privilege, and the number of shares of our Series C GCI Group common stock, if any, you are subscribing for pursuant to the oversubscription privilege; and
●	your guarantee that you will deliver to the subscription agent any rights certificates evidencing the Series C GCI Group Rights you are exercising within one business day following the date the subscription agent receives your notice of guaranteed delivery.

You may deliver the notice of guaranteed delivery to the subscription agent in the same manner as the rights certificate at the addresses set forth under “—Delivery of Subscription Materials and Payment” above.

The information agent will send you additional copies of the form of notice of guaranteed delivery if you need them. Please call the information agent at the numbers noted below under “—Information Agent.”

Notices to Nominees. If you are a broker, a dealer, a trustee or a depositary for securities who will hold shares of our GCI Group common stock for the account of others as a nominee holder and thus will hold Series C GCI Group Rights for the account of others as a nominee holder, you should notify the respective beneficial owners of those shares of the issuance of the Series C GCI Group Rights as soon as possible to find out the beneficial owners’ intentions.

You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificates and submit them to the subscription agent with the proper payment. A nominee holder that holds shares for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of our GCI Group common stock on the rights distribution record date, so long as the nominee submits the appropriate rights certificates and proper payment to the subscription agent.

Beneficial Owners. If you will be a beneficial owner of shares of our GCI Group common stock and thus will be a beneficial owner of our Series C GCI Group Rights that you hold through a nominee holder following the rights distribution, we will ask your broker, dealer or other nominee to notify you of this rights offering. If you wish to sell or exercise your rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your Series C GCI Group Rights, you should complete and return to your broker, dealer or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, dealer or other nominee with the other subscription materials.

Procedures for DTC Participants. If you will be a broker, a dealer, a trustee or a depositary for securities who holds shares of our GCI Group common stock for the account of others as a nominee holder and thus will hold Series C GCI Group Rights for the account of others as a nominee holder, you may exercise your beneficial owners’ basic and oversubscription privileges through DTC. Any rights exercised through DTC are referred to as DTC Exercised Rights. You may exercise your DTC Exercised Rights through DTC’s PSOP Function on the “agents subscription over PTS” procedures and instructing DTC to charge the applicable DTC account for the subscription payment and to deliver such amount to the subscription agent. DTC must receive the subscription instructions and payment for the new shares by the expiration time unless guaranteed delivery procedures are utilized, as described above.

Determinations Regarding the Exercise of Series C GCI Group Rights. We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of rights. Our decisions will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within whatever time we determine. We may reject the exercise of any of your rights because of any defect or irregularity. Your subscription will not be deemed to have been received or accepted until all irregularities have been waived by us or cured by you within the time we decide, in our sole discretion.

We reserve the right to reject your exercise of rights if your exercise is not in accordance with the terms of the rights offering or in proper form. Neither we nor the subscription agent will have any duty to notify you of a defect or irregularity in your exercise of the rights. We will not be liable for failing to give you that notice. We will also not accept your exercise of rights if our issuance of shares of our Series C GCI Group common stock pursuant to your exercise could be deemed unlawful or materially burdensome. See “—Regulatory Limitation” and “—Compliance with State Regulations Pertaining to the Rights Offering” below.

Revocation of Exercised Series C GCI Group Rights

Once you have exercised your basic subscription privilege and, should you choose, your oversubscription privilege, you may not revoke your exercise.

Subscription Agent

We have appointed Broadridge as subscription agent for the rights offering. We will pay its fees and expenses related to the rights offering.

You may direct any requests for assistance concerning the method of exercising your Series C GCI Group Rights, additional copies of this prospectus, the instructions, the notice of guaranteed delivery or other subscription materials referred to herein, to the subscription agent, at the following telephone number and address:

Broadridge Corporate Issuer Solutions, LLC

Local calls: (303) 562-9275

All others call toll free: (888) 789-8606

Information Agent

We have appointed D.F. King as information agent for the rights offering. We will pay its fees and expenses related to the rights offering.

You may direct any questions regarding the rights offering to the information agent, at the following telephone number and address:

D.F. King & Co., Inc.

Banks and brokers call collect: (646) 582-2970

All others call toll free: (888) 280-6942

Method of Transferring and Selling Series C GCI Group Rights

We expect to list the Series C GCI Group Rights on the Nasdaq Global Select Market on November 26, 2025 (the first trading day following the rights distribution date and the commencement date for the rights offering) under the symbol “GLIBR.” We expect that Series C GCI Group Rights may be purchased or sold through usual investment channels until the close of business on the last trading day preceding the expiration time. However, there will not be a public market for the Series C GCI Group Rights prior to the rights distribution date. There can be no assurance that an active trading market will develop or be sustained for the Series C GCI Group Rights following the rights distribution. We also cannot assure you of the prices at which the Series C GCI Group Rights will trade, if at all. If you do not exercise or sell your Series C GCI Group Rights you will lose any value inherent in the Series C GCI Group Rights, respectively. See “—General Considerations Regarding the Partial Exercise, Transfer or Sale of Series C GCI Group Rights” below.

Transfer of Series C GCI Group Rights. You may transfer Series C GCI Group Rights in whole by endorsing the rights certificate for transfer. Please follow the instructions for transfer included in the information sent to you with your rights certificate. If you wish to transfer only a portion of the rights, you should deliver your properly endorsed rights certificate to the subscription agent. With your rights certificate, you should include instructions to register such portion of the rights evidenced thereby in the name of the transferee (and to issue a new rights certificate to the transferee evidencing such transferred rights). You may only transfer whole rights and not fractions of a right. If there is sufficient time before the expiration of the rights offering, the subscription agent will send you a new rights certificate evidencing the balance of the rights issued to you but not transferred to the transferee. You may also instruct the subscription agent to send the rights certificate to one or more additional transferees. If you wish to sell your remaining rights, you may request that the subscription agent send you certificates representing your remaining (whole) rights so that you may sell them through your broker or dealer. You may also request that the subscription agent sell your rights for you, as described below.

If you wish to transfer all or a portion of your rights, you must notify the subscription agent on or before 11:00 a.m. New York City time on the fourth business day before the expiration time for the subscription agent to:

●	receive and process your transfer instructions; and
●	issue and transmit a new rights certificate to your transferee or transferees with respect to transferred Series C GCI Group Rights, and to you with respect to any rights you retained.

If you wish to transfer your rights to any person other than a bank or broker, the signatures on your rights certificate must be guaranteed by an eligible institution.

Sales of Series C GCI Group Rights Through the Subscription Agent. If you choose not to sell your rights through your broker or dealer, you may seek to sell your rights through the subscription agent. If you wish to have the subscription agent seek to sell your rights, you must deliver your properly executed rights certificate, with appropriate instructions, and a properly completed and executed Internal Revenue Service Form W-8 or W-9, as applicable, to the subscription agent. If you want the subscription agent to seek to sell only a portion of your rights, you must send the subscription agent instructions setting forth what you would like done with the rights, along with your rights certificate and a properly completed and executed Internal Revenue Service Form W-8 or W-9, as applicable.

If the subscription agent sells rights for you, it will send you a check for the net proceeds from the sale of any of your rights, reduced by any applicable tax withholding (including backup withholding), as soon as practicable after the expiration time. If your rights can be sold, the sale will be deemed to have been made at the weighted average net sale price of all rights sold by the subscription agent. The aggregate fees charged by the subscription agent for selling rights will be deducted from the aggregate sale price for all such rights in determining the weighted average net sale price of all such rights. We cannot assure you, however, that a market will develop for the Series C GCI Group Rights, or that the subscription agent will be able to sell your Series C GCI Group Rights.

The subscription agent must have received your order to sell your rights on or before 11:00 a.m., New York City time, on the fourth business day before the expiration time. If less than all sales orders received by the subscription agent are filled, it will prorate the sales proceeds among you and the other holders of rights based on the number of rights that each holder has instructed the subscription agent to sell during that period, irrespective of when during the period the instructions are received by it. The subscription agent is required to sell your rights only if it is able to find buyers. If the subscription agent cannot sell your Series C GCI Group

Rights by 5:00 p.m., New York City time, on the third business day before the expiration time, the subscription agent will return your rights certificate to you by overnight delivery.

If you sell your rights through your broker or dealer, you will likely receive a different amount of proceeds than if you sell the same amount of rights through the subscription agent. If you sell your rights through your broker or dealer instead of the subscription agent, your sales proceeds will be the actual sales price of your rights rather than the weighted average sales price described above.

General Considerations Regarding the Partial Exercise, Transfer or Sale of Series C GCI Group Rights

The amount of time needed by your transferee to exercise or sell its rights depends upon the method by which the transferor delivers the rights certificates, the method of payment made by the transferee and the number of transactions which the holder instructs the subscription agent to effect. You should also allow up to ten business days for your transferee to exercise or sell the rights transferred to it. Neither we nor the subscription agent will be liable to a transferee or transferor of rights if rights certificates or any other required documents are not received in time for exercise or sale prior to the expiration time.

You will receive a new rights certificate upon a partial exercise, transfer or sale of rights only if the subscription agent receives your properly endorsed rights certificate no later than 11:00 a.m., New York City time, on the fourth business day before the expiration time. If your instructions and rights certificate are received by the subscription agent after that time and date, you will not receive a new rights certificate and therefore will not be able to sell or exercise your remaining rights.

You are responsible for all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of your rights, except that we will pay any fees of the subscription agent associated with the exercise of rights. Any amounts you owe will be deducted from your account.

If you do not exercise or sell your Series C GCI Group Rights before the expiration time, your Series C GCI Group Rights will expire and will no longer be exercisable; and thus, you will lose any value inherent in the Series C GCI Group Rights.

Treatment of Stock Options and Other Awards

Holders of options to purchase shares of our GCI Group common stock, regardless of series, on the rights distribution record date will not receive Series C GCI Group Rights, unless they have exercised their options for shares of our GCI Group common stock prior to the rights distribution record date. Similarly, holders of restricted stock units with respect to shares of our GCI Group common stock, regardless of series, on the rights distribution record date will not receive Series C GCI Group Rights, unless their restricted stock units are settled for shares of our GCI Group common stock prior to the rights distribution record date. In lieu of receiving any Series C GCI Group Rights, holders of such options and restricted stock units are expected to receive a payment in restricted stock units relating to our GCI Group common stock, which, for underlying options or restricted stock units that were granted under the transitional plan (as defined in “Executive Compensation—Equity Incentive Plans” below) will become vested immediately following payment and, for underlying options or restricted stock units granted under the 2025 incentive plan (as defined in “Executive Compensation—Equity Incentive Plans” below) will be subject to the same vesting terms as the options or restricted stock units on which they were paid. In each case, restricted stock units paid are intended to compensate the holders for the diminution in value associated with the GCI Group common stock underlying their equity awards. Restricted shares of our GCI Group common stock outstanding on the rights distribution record date will receive Series C GCI Group Rights. These rights will not be subject to any similar vesting restrictions applicable to the restricted shares on which they were distributed due to the short-term nature of the rights offering. The fair market value of any restricted stock units so paid to holders of options or restricted stock units and the fair market value of each Series C GCI Group Right received by a holder of restricted shares will be included in his or her income for tax purposes (which, in the case of the restricted stock units, will generally be upon vesting), regardless of whether the holder ultimately sells or transfers the underlying GCI Group common stock (or in the case of holders of restricted shares, exercises his or her Series C GCI Group Rights). Holders of our equity awards are encouraged to speak with their tax advisors.

Amount and Source of Funds and Financing for the Rights Offering; Expenses

It is expected that we will incur an aggregate of approximately $1.7 million in expenses in connection with the rights offering. These expenses will be comprised of:

●	approximately $350,000 of printing and mailing expenses associated with this prospectus;
●	approximately $750,000 in legal fees and expenses;
●	approximately $50,000 in accounting fees and expenses;
●	approximately $42,127 in SEC filing fees; and
●	approximately $550,873 in other miscellaneous expenses.

We will pay these expenses from our existing cash balances.

Stock Transfer Agent and Registrar

Broadridge is the transfer agent and registrar for all series of our common stock.

No Recommendations to Rightsholders

Neither we nor our board of directors has made any recommendation as to whether you should exercise or transfer your rights. You should decide whether to transfer your rights, subscribe for shares of our Series C GCI Group common stock, or simply take no action with respect to your rights, based on your own assessment of your best interests.

Purchase Intentions of John C. Malone

We have been informed by John C. Malone, the Chairman of our board of directors, that he intends to exercise in full his basic subscription privileges in the rights offering, he may acquire rights in the open market, and he intends to exercise in full his oversubscription privileges, subject to applicable proration requirements.

Termination

Our board of directors may determine to abandon the rights distribution at any time and, even after the Series C GCI Group Rights have been distributed, may also determine to abandon the rights offering prior to its commencement or terminate the rights offering following its commencement for any reason at any time before the expiration time. If we terminate the rights offering, we will promptly issue a press release announcing the termination, and we will promptly thereafter return all subscription payments. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the rights offering.

Foreign Stockholders

We will not mail rights certificates to registered stockholders on the rights distribution record date or to subsequent transferees whose addresses are outside the United States. Instead, we will have the subscription agent hold the rights certificates for those holders’ accounts. To exercise their rights, registered foreign holders must notify the subscription agent on or before 11:00 a.m., New York City time, on the fifth business day prior to the expiration time, and must establish to the satisfaction of the subscription agent that such exercise is permitted under applicable law. If a registered foreign holder does not notify and provide acceptable instructions to the subscription agent by such time (and if no contrary instructions have been received), the rights will be sold on behalf of such registered foreign holder, subject to the subscription agent’s ability to find a purchaser. Any such sales will be deemed to be effected at the weighted average sale price of all Series C GCI Group Rights sold by the subscription agent. See “—Method of Transferring and Selling Series C GCI Group Rights” above. If the subscription agent sells the rights, the subscription agent will remit a check for the net proceeds from the sale of any rights, reduced by any applicable tax withholding (including backup withholding), to registered foreign holders by mail. The net proceeds, if any, resulting from the sales of Series C GCI Group Rights

(reduced by any applicable tax withholding (including backup withholding)) of holders whose addresses are not known by the subscription agent or to whom delivery cannot be made will be held in an interest bearing account. Any amount remaining unclaimed on the second anniversary of the expiration time will be turned over to us.

Regulatory Limitation

We will not be required to issue to you shares of our Series C GCI Group common stock pursuant to the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares and if, at the expiration time, you have not obtained such clearance or approval.

Issuance of our Series C GCI Group Common Stock

Unless we earlier terminate the rights offering, the subscription agent will issue to you the shares of our Series C GCI Group common stock purchased by you in the rights offering as soon as practicable after the expiration time. The subscription agent will effect delivery of the subscribed for shares of our Series C GCI Group common stock through the subscription agent’s book-entry registration system by mailing to each subscribing holder a statement of holdings detailing the subscribing holder’s subscribed for shares of our Series C GCI Group common stock and the method by which the subscribing holder may access its account and, if desired, trade its shares.

Your payment of the aggregate subscription price will be retained by the subscription agent and will not be delivered to us, unless and until your subscription is accepted and you are issued your subscribed for shares of our Series C GCI Group common stock. We will not pay you any interest on funds paid to the subscription agent, regardless of whether the funds are applied to the subscription price or returned to you. You will have no rights as a stockholder of our company with respect to your subscribed for shares of our Series C GCI Group common stock until the shares are delivered via the book-entry registration statement. Upon such delivery, you will be deemed the owner of the shares you purchased by exercise of your rights. Unless otherwise instructed in the rights certificates, the shares issued to you pursuant to your subscription will be registered in your name or the name of your nominee, if applicable.

We will not issue any fractional rights or shares of our Series C GCI Group common stock.

Shares of our Series C GCI Group Common Stock Outstanding Following the Rights Offering

Following the rights offering and without giving effect to any anti-dilution adjustments associated with outstanding equity awards or rounding of the Series C GCI Group Rights as described herein, we estimate that we would have outstanding          shares of our Series C GCI Group common stock immediately following the completion of the rights offering.

Compliance with State Regulations Pertaining to the Rights Offering

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so. We will not sell or accept an offer to purchase shares of our Series C GCI Group common stock from you if you are a resident of any state or other jurisdiction in which the sale or offer of the rights would be unlawful. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the laws of those states or other jurisdictions. However, we may decide, in our sole discretion, not to modify the terms of the rights offering as may be requested by certain states or other jurisdictions. If that happens and you are a resident of the state or jurisdiction that requests the modification, you will not be eligible to participate in the rights offering. We do not expect that there will be any changes in the terms of the rights offering.

USE OF PROCEEDS

We will use the net proceeds from this rights offering for general corporate purposes, which may include working capital, capital expenditures and repayment or refinancing of outstanding indebtedness. We may also use a portion of the net proceeds for potential strategic acquisitions, investments or partnerships, although we have not identified any specific acquisition candidates and we have no agreements or commitments with respect to any such transactions at this time.

CAPITALIZATION

The following table sets forth GCI Liberty’s cash and cash equivalents and capitalization as of September 30, 2025 on an actual basis and on an “as adjusted” basis to give effect to the rights offering, assuming proceeds from the rights offering of $300,000,000, less the estimated offering expenses of approximately $1,743,000. However, it is impossible to predict how many shares of GLIBK will be subscribed for in the rights offering and, therefore, the proceeds that will actually be received by GCI Liberty. The table below should be read in conjunction with the accompanying historical condensed combined financial statements of GCI Liberty, including the notes thereto.

	As of September 30, 2025
	Actual	As Adjusted

	(amounts in millions)
Cash and cash equivalents	$124	422	(1)
Long-term debt, including current portion(2)	$985	985
Equity
Series A GCI Group common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding 3,650,938 and zero at September 30, 2025 and December 31, 2024, respectively	—	—
Series B GCI Group common stock, $.01 par value. Authorized 3,750,000 shares; issued and outstanding 400,806 and zero at September 30, 2025 and December 31, 2024, respectively	—	—
Series C GCI Group common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding 24,646,095 and zero at September 30, 2025 and December 31, 2024, respectively	—	—
Additional paid-in capital	2,060	2,358
Retained earnings (deficit)	(688)	(688)
Total equity	$1,372	1,670
Total capitalization	$2,357	2,655
(1)	Cash and cash equivalents on an “as adjusted” basis does not reflect the incremental additional proceeds that may be received by GCI Liberty in the rights offering as a result of rounding fractional Series C GCI Group Rights up to the nearest whole right, as described herein.
(2)	Presented at carrying value.

BUSINESS

GCI Liberty’s businesses, assets and liabilities consist of 100% of the outstanding equity interests in GCI, LLC and its subsidiaries. GCI, LLC, through its wholly owned subsidiary, GCI Holdings, provides a full range of data, wireless, video, voice, and managed services to residential customers, businesses, governmental entities, and educational and medical institutions primarily in Alaska under the GCI brand. Due to the unique nature of the markets it serves, including harsh winter weather and remote geographies, its customers rely extensively on its systems to meet their communication, public safety and entertainment needs.

Since its founding in 1979 as a competitive long-distance provider, GCI Holdings has consistently expanded its product portfolio and facilities to become the leading integrated communication services provider in markets it serves. Its facilities include redundant and geographically diverse digital undersea fiber optic cable systems linking its Alaska terrestrial networks to the networks of other carriers in the lower 48 contiguous states and a statewide wireless network.

Throughout its history, GCI Holdings has successfully added and expects to continue to add new products to its product portfolio. GCI Holdings has a demonstrated history of new product evaluation, development and deployment for its customers, and it continues to assess revenue-enhancing opportunities that create value for its customers. Where feasible and where economic analysis supports geographic expansion of its network coverage, it is currently pursuing or expects to pursue opportunities to increase the scale of its facilities, enhance its ability to serve existing customers’ needs and attract new customers. Additionally, due to the unique market conditions in Alaska, GCI Holdings, and in some cases its customers, participate in several federally (and to a lesser extent locally) subsidized programs designed to financially support the implementation and purchase of telecommunications services in high-cost areas. With these programs, GCI Holdings has been able to expand its network into previously undeveloped areas of Alaska and offer comprehensive communications services in many rural parts of the state where it would not otherwise be able to construct facilities within appropriate return-on-investment requirements. As part of GCI Holdings’ expansion initiatives, it actively pursues government grants designed to help fund rural expansion. In current and prior years, GCI Holdings has been awarded, as either the recipient or subrecipient, federal government grants to construct broadband infrastructure to unserved and underserved communities in rural Alaska. During the years ended December 31, 2024 and 2023, GCI Holdings was awarded a total of $30 million and $38 million, respectively, in federal grants. In the year ended December 31, 2024, GCI Holdings received 5% of the approximately $8.5 billion USF program to support a portion of the cost for services provided to approximately 185 rural health care providers, 230 schools and 139,000 rural wireless residents.

GCI Holdings’ revenue was comprised of the following:

	Years ended December 31,
	2024	2023	2022
Data services	70%	67%	65%
Wireless services	23%	25%	25%
Other services	7%	8%	10%

GCI Holdings sells new and enhanced services and products to its existing customer base to achieve increased revenue and penetration of its services. Through close coordination of its customer service and sales and marketing efforts, its customer service representatives suggest to its customers other services they can purchase or enhanced versions of services they already purchase. Many calls into the customer service centers or visits into one of the retail stores result in sales of additional services and products.

GCI Holdings has empowered its customer service representatives to handle most service issues and questions on a single call. GCI Holdings prioritizes its customer services to expedite handling of its most valuable customers’ issues, particularly for its largest commercial customers. GCI Holdings believes its integrated approach to customer service, including service set-up, programming various network databases with the customer’s information, installation, and ongoing service, allows it to provide a customer experience that fosters customer loyalty.

GCI Holdings continues to expand and evolve its integrated network for the delivery of its services. For its existing network, GCI Holdings’ bundled strategy and integrated approach to serving customers creates efficiencies of scale and maximizes network utilization. By offering multiple services, GCI Holdings is better able to leverage its network assets and increase returns on its invested capital. GCI Holdings periodically evaluates its network assets and continually monitors technological developments that it can potentially deploy to increase network efficiency and performance.

GCI Holdings holds a number of federally registered service marks used by its business. It owns two utility patents issued in 2017 pertaining to device diagnostics and network connectivity. The Communications Act gives the FCC the authority to license and regulate the use of the electromagnetic spectrum for radio communications. GCI Holdings holds licenses for its satellite and microwave transmission facilities for provision of long-distance services, and for its submarine cable landings. GCI Holdings holds various licenses for wireless spectrum. These licenses may be revoked and license renewal applications may be denied for cause. However, GCI Holdings expects these licenses to be renewed in due course when, at the end of the license period, a renewal application will be filed.

GCI Holdings has licenses for earth stations that are generally licensed for fifteen years. The FCC also issues a single blanket license for a large number of earth stations operating in specific frequency bands. Its operations may require additional licenses in the future.

GCI Holdings is certified through the RCA to provide local, long-distance, and video service by Certificates of Public Convenience and Necessity (“CPCN”). These CPCNs are nonexclusive certificates defining each authorized service area. Although CPCNs have no stated expiration date, they may be revoked due to cause.

Network Services Facilities. GCI Holdings operates an advanced, diverse communications network providing data, mobile, video, voice, and managed services to consumer, business, government, and carrier customers throughout Alaska.

GCI Holdings serves urban and rural Alaska utilizing a combination of fiber, microwave, and satellite technologies. GCI Holdings has expanded its fiber network to the Aleutian Chain and the Bethel area and has launched urban-level service in the regions. GCI Holdings’ extensive use of microwave and satellite technologies also enables it to deliver connectivity to some of Alaska’s most remote communities.

GCI Holdings owns and operates a statewide wireless network providing voice and data services to Alaskans. Its statewide wireless network provides fifth generation (“5G”) data service, 4G Long Term Evolution voice and data service, EVDO, 3G UMTS/HSPA+, 2G CDMA, and 2G GSM/EDGE service. It continues to expand and upgrade these services to provide a modern network for Alaska.

GCI Holdings’ dedicated internet access and suite of managed services, including voice, WiFi, firewall, detection and response operate on the highest-capacity backbone in Alaska, with numerous peering partners on the west coast. The availability and quality of service, as well as statistical information on traffic loading, are continuously monitored for quality assurance. The management platform has the capability to remotely access network elements and service end-points, permitting changes in configuration without the need to physically be at the service end-point. This management platform allows GCI Holdings to offer network monitoring and management services to businesses and governmental entities.

GCI Holdings’ video businesses are located throughout Alaska. Its facilities include hybrid-fiber-coax plant and head-end distribution equipment. The majority of its locations on the fiber routes are served from head-end distribution equipment in Anchorage. Following regulatory approval, GCI Holdings exited the video business in 2025.

Regulatory Matters

The following summary addresses the key regulatory and legislative developments affecting the cable industry and GCI Holdings’ services for both residential and commercial customers and the Enforcement Bureau of the FCC and related inquiries which may have a material adverse impact on GCI’s business, financial position, results of operations or liquidity. Cable systems and communications networks and services more generally are extensively regulated by the federal government (primarily the FCC), certain state governments and many local governments. A failure to comply with these regulations could subject GCI Holdings to substantial penalties. The following summary of regulatory issues does not purport to describe all existing and proposed federal, state, and local laws and regulations, or judicial and regulatory proceedings that affect these businesses. These businesses can be dramatically impacted by changes to the existing regulatory framework, whether triggered by legislative, administrative, or judicial rulings. Congress and the FCC have frequently revisited the subject of communications regulation and they are likely to do so again in the future. GCI Holdings could be materially disadvantaged in the future if it is subject to new laws, regulations or regulatory actions that do not equally impact key competitors. For example, Internet- delivered streaming video services compete with traditional video service, but they are not subject to the same level of federal, state, and local regulation. In addition, new Supreme Court decisions in 2024 may increase the likelihood that federal courts could vacate federal agency rules that would have been favorable or unfavorable to GCI Holdings’ business. Furthermore, as discussed under “Risk Factors,” any future cases or appeals considering whether the federal system of universal service subsidies is constitutional could affect GCI Holdings’ revenue, as well as the contributions they pay to support federal universal service mechanisms. There is no assurance that the already extensive regulation of GCI Holdings’ business will not be expanded in the future.

Video Service and Products

General. On November 8, 2024, GCI Holdings petitioned the RCA to discontinue its cable television/ video service. Following regulatory approval, GCI Holdings exited the video business in 2025.

Must Carry/Retransmission Consent

There are two alternative legal methods for carriage of local broadcast television stations on cable systems. Federal “must carry” regulations require cable systems to carry local broadcast television stations upon the request of the local broadcaster. Alternatively, federal law includes “retransmission consent” regulations, by which popular commercial television stations can prohibit cable carriage unless the cable operator first negotiates for “retransmission consent,” which may be conditioned on significant payments or other concessions. Popular stations routinely invoke “retransmission consent” and demand substantial compensation increases in their negotiations with cable operators, thereby significantly increasing operating costs. The current rules do not require any cable operator to carry multiple digital programming streams from a single broadcast television station, but should the FCC change this policy, additional cable capacity would need to be devoted to carrying additional broadcast television programming streams, a step that could require the removal of other programming services.

Pole Attachments

The Communications Act requires investor-owned utilities to provide cable systems with access to poles and conduits upon reasonable, non-discriminatory terms and at rates that are subject to either federal or state regulation. Federal regulations, which apply in twenty-seven states, establish cost-based rental rates applicable to pole attachments used for cable or telecommunications services, including when offered together with Internet service, and at times establish mandatory timelines for processing pole access requests and limitations on make-ready costs that pole owners may charge for accommodating attachments. The FCC’s approach does not directly affect the rate in the twenty-three states that self-regulate, but many of those states have substantially the same rate for all communications attachments. The federal pole attachment law does not extend to poles owned by electric cooperatives or municipal electric companies, but states are free to regulate these entities, and many do. There can be challenges getting access to poles in rural areas where upfront construction and make ready costs can be higher and where pole owners may be slow to grant permit requests, especially when the FCC pole attachment rules do not apply or when FCC mandatory timelines do not apply, as is the case in most rural builds.

For the state of Alaska, in which GCI Holdings’ subsidiaries operate, the RCA does not use the federal formula and instead has adopted its own formula that has been in place since 1987. This formula could be subject to further revisions upon petition to the RCA. In addition, in 2011, the FCC adopted an order to rationalize different pole attachment rates among types of services, and in 2015, took further steps to bring telecommunications and cable pole attachment rates into parity. Though the general purpose of the rule changes was to ensure pole attachment rates as low and as uniform as possible, GCI Holdings does not expect the rules to have an impact on the terms under which it accesses poles. GCI Holdings cannot predict the likelihood of the RCA changing its formula, adopting the federal formula, or relinquishing its oversight of pole attachments to the FCC, any of which could increase the cost of its operations.

Other FCC Regulatory Matters related to Video Services

The Communications Act and FCC regulations cover a variety of additional areas applicable to GCI Holdings’ video services, including, among other things: (1) licensing of systems and facilities, including the grant of various spectrum licenses; (2) equal employment opportunity obligations; (3) customer service standards; (4) technical standards; (5) mandatory blackouts of certain network and syndicated programming; (6) restrictions on political advertising; (7) restrictions on advertising in children’s programming; (8) ownership restrictions; (9) posting of certain information on an FCC “public file” website, including but not limited to political advertising records, equal employment opportunity practices, compliance with children’s programming requirements, policies for commercial leased access, system information, and channel carriage information including disclosure of ownership interests in channels carried; (10) emergency alert systems; (11) inside wiring and contracts for MDU complexes; (12) accessibility of content, including requirements governing video-description and closed-captioning; (13) competitive availability of cable equipment; (14) the provision of up to 15% of video channel capacity for commercial leased access by unaffiliated third parties; (15) public, education and government entity access requirements; and (16) disclosure of an aggregated monthly “all-in” price on customer bills and advertising materials that include the price of video programming. Each of these regulations restricts GCI Holdings’ business practices to varying degrees and may impose additional costs on GCI Holdings’ operations.

It is possible that Congress or the FCC will expand or modify its regulation of cable systems or the services delivered over cable systems and competing services in the future. GCI Holdings cannot predict at this time what new requirements may be adopted and how such changes might impact their businesses.

Copyright

The carriage of television and radio broadcast signals by cable systems are subject to a federal compulsory copyright license. In exchange for filing certain reports and contributing a percentage of their revenue to a federal copyright royalty pool that varies depending on the size of the system, the number of distant broadcast television signals carried, and the location of the cable system, cable operators can obtain blanket permission to retransmit copyrighted material included in broadcast signals. The copyright law provides copyright owners the right to audit payments under the compulsory license. On December 16, 2024, the Copyright Office issued an order modifying the license’s royalty calculations and reporting obligations, however, GCI Holdings does not believe the impact of such modifications will be material. The possible modification or elimination of this license is the subject of continuing legislative proposals and administrative review and could adversely affect GCI Holdings’ ability to obtain desired broadcast programming. Copyright clearances for non-broadcast programming services are arranged through private negotiations.

Franchise Matters

GCI Holdings’ cable systems generally are operated pursuant to nonexclusive franchises, permits, and similar authorizations granted by a municipality or other state or local government entity in order to utilize and cross public rights-of-way. Cable franchises generally are granted for fixed terms and in many cases include monetary penalties for noncompliance and may be terminable if the franchisee fails to comply. The specific terms and conditions of cable franchises vary significantly between jurisdictions. They generally contain provisions governing cable operations, franchise fees, access to and use of rights of way, system construction, maintenance, technical performance, customer service standards, supporting and carrying public, education and government access channels, and changes in the ownership of the franchisee. Although local franchising authorities have considerable discretion in establishing franchise terms, certain federal protections benefit cable operators. For example, federal law imposes a cap on franchise fees of 5% of gross revenue from the provision of cable services over the cable system. The FCC has clarified that the value of in- kind contribution requirements set forth in cable franchises is subject to the statutory cap on franchise fees, and it reaffirmed that state and local authorities are barred from imposing franchise fees on revenue derived from non-cable services, such as Internet services, provided by cable operators over cable systems.

A number of states have adopted franchising laws that provide for state-issued franchising. Generally, state-issued cable franchises are for a fixed term (or in perpetuity), streamline many of the traditional local cable franchise requirements and eliminate local negotiation and enforcement of terms. The RCA is the franchising authority for all of Alaska, and issues CPCNs for communities. GCI Holdings believes that it has generally met the terms of its CPCNs, which do not require periodic renewal. Military franchise requirements also affect its ability to provide video services to military bases.

Data Services and Products

General. There is no one entity or organization that governs the global operation of the Internet.

Each facilities-based network provider that is interconnected with the global Internet controls operational aspects of its own network. Certain functions, such as IP addressing, domain name routing, and the definition of the TCP/IP protocol, are coordinated by an array of quasi-governmental, intergovernmental, and non-governmental bodies. The legal authority of these bodies is not precisely defined.

The vast majority of users connect to the Internet over facilities of existing communications providers. Those communications providers are subject to varying levels of regulation at both the federal and state level. Thus, non-Internet-specific regulatory decisions exercise a significant influence over the economics of the Internet market.

Many aspects of the coordination and regulation of Internet activities and the underlying networks over which those activities are conducted are evolving. Internet-specific and non-Internet-specific changes in the regulatory environment, including changes that affect communications costs or increase competition from ILECs or other communications services providers, could adversely affect the costs and the prices for Internet-based services.

The FCC originally classified broadband Internet access services, such as those GCI Holdings offers, as an “information service,” which exempted the service from traditional communications common carrier laws and regulations. In 2015, the FCC reclassified broadband Internet access services as “telecommunications service” and, on that basis, imposed a number of “net neutrality” rules governing the provision of broadband service. In an order released in 2018, the FCC eliminated the 2015 rules, other than a transparency requirement that obligates GCI Holdings to disclose performance statistics and other service information to consumers. In 2024, the FCC once again reclassified Internet access services as telecommunications services. The industry challenged the Order in court, and on January 2, 2025, the Court of Appeals for the Sixth Circuit issued a decision invalidating the reclassification and the rules contained in the FCC’s order. It is nonetheless possible that the new Administration, Congress or state legislatures could adopt different requirements applicable to Internet access services. The application of new legal requirements to GCI Holdings’ Internet services could adversely affect their respective businesses.

In 2024, GCI Holdings became subject to new requirements to post standardized labels disclosing their network management policies and performance of GCI Holdings’ broadband Internet access services, similar to the format of food nutrition labels, for each of their currently available consumer Internet offerings. The rules require disclosure of information regarding broadband prices, introductory rates, data allowances, and broadband speeds.

The 2018 FCC order reclassifying Internet access services also ruled that state regulators may not impose obligations similar to federal network neutrality obligations that the FCC eliminated, but this blanket prohibition was vacated by a federal court of appeals in 2019. The court left open the possibility that individual state laws could be deemed preempted on a case-by-case basis if it is shown that they conflict with federal law. Several states have adopted rules similar to the network neutrality requirements that were eliminated by the FCC, and the California rules were upheld in federal court. California has also adopted other regulations, including network resiliency rules to assure backup power is available after natural disasters and other outages, and it is considering the imposition of licensing requirements and service quality metrics on Internet service providers. New York adopted legislation that would require Internet service providers to offer a discounted Internet service to qualifying low-income consumers. A federal district judge enjoined enforcement as likely to be deemed rate regulation of Internet service that would be preempted by federal law, but that injunction was reversed by a federal court of appeals. On December 16, 2024, the Supreme Court denied certiorari for the appeal of that decision, although petitioners have sought rehearing of the denial in light of the Sixth Circuit’s decision setting aside the FCC’s reclassification of Internet access as telecommunications services. The rules became enforceable by the Attorney General of New York on January 15, 2025. GCI Holdings cannot predict the outcome of that appeal, what other legislation and regulations may be adopted by states or how challenges to such requirements will be resolved.

In October 2024, the Federal Trade Commission (“FTC”) adopted rules that would make it easier and faster for consumers to terminate subscription services, including all GCI Holdings’ services. These rules have been challenged in federal court, and GCI Holdings cannot predict the outcome of those challenges. The rules could be modified or rescinded by the FTC in the new Administration. The application of these rules could adversely affect GCI Holdings’ business.

In November 2023, the FCC adopted new rules governing digital discrimination, pursuant to the Infrastructure Investment and Jobs Act of 2021 (the “IIJA”), to prevent discrimination of access to broadband Internet services. Most of these rules have become effective, but they are subject to ongoing legal challenges and could be modified or rescinded by the FCC in the new Administration. California adopted digital discrimination rules in November 2024. GCI Holdings cannot predict the outcome of legal challenges or whether the nature of practices that could be subject to enforcement under these rules could adversely affect its business.

The FCC has adopted rules for service providers to report broadband availability, pursuant to the Broadband Data Act. Providers are required to report their service areas twice each year. The service areas reported are subject to challenge and FCC verification requests. A broadband provider that provides inaccurate maps or fails to respond properly to challenges may be subject to enforcement action by the FCC. The FCC can also fine a provider for filing incorrect maps.

Other Federal Activities. Congress and certain federal agencies are considering ways to streamline federal permitting obligations and are in the process of providing significant additional financial support for broadband services in areas that are difficult to serve.

These activities are continually monitored and it cannot be predicted at this time whether those efforts will make a material difference to the ability to deploy broadband infrastructure.

Universal Service and Other Infrastructure Subsidies. In recent years, federal, state and local governments have offered billions of dollars in subsidies to companies deploying broadband to areas deemed to be “unserved” or “underserved,” using funds from the FCC’s RDOF auction in 2020, the Coronavirus Aid, Relief and Economic Security Act (2020), the American Rescue Plan Act of 2021 (“ARPA”), and the IIJA. GCI Holdings supports such subsidies, provided they are not directed to areas that are already served, and have sought and expect to continue to seek subsidies for their own broadband construction in unserved and underserved areas through programs including, if regulatory requirements are reasonable, the IIJA.

Legal Challenges to the Constitutionality of the FCC Universal Service Support Programs. There have been a number of legal challenges to the constitutionality of the USF. The U.S. Courts of Appeals for the Sixth and Eleventh Circuits rejected such challenges in 2023, as did a panel of three judges in the Fifth Circuit. However, on July 24, 2024, the U.S. Court of Appeals for the Fifth Circuit sitting en banc ruled that the USF program is unconstitutional as currently administered, and remanded the case to the FCC. In its decision, the en banc Fifth Circuit concluded that the public delegation of legislative authority to the FCC, combined with the private delegation of authority from the FCC to the USAC resulted in an impermissible and unconstitutional delegation of Congress’ Article I authority. The Supreme Court granted petitions for certiorari from the Fifth Circuit’s decision and heard the case on March 26, 2025; the Supreme Court reversed the Fifth Circuit’s decision and remanded the case on June 27, 2025. There is continuing litigation, as petitioners have filed a new Petition for Review in the Fifth Circuit, on October 1, 2025, to challenge two statutory provisions that the Supreme Court did not have occasion to address, as well as to challenge the legality of the USAC, which administers that program for the FCC. It is possible that additional cases and appeals will continue to be filed in relation to the matter. A future judicial decision determining that a portion of the legislation establishing the USF program is unconstitutional could disrupt GCI’s USF support unless and until any identified legal defects with the program structure or administration are remedied. Such a ruling would likely result in a material decrease in revenue and accounts receivable, which would have an adverse effect on GCI’s business and an adverse effect on the Company’s financial position, results of operations or liquidity.

With a material reduction in USF support, telecommunications providers, including GCI, may need to consider various actions including, but not limited to, terminating certain high-cost or low profit services, discontinuing rural networks or a reduction in workforce, which could have a negative impact on GCI’s business.

Pause in Federal Financial Assistance. On January 27, 2025, the OMB issued a memorandum directing a pause in federal financial assistance pending review for consistency with presidential executive actions. On January 28, 2025, OMB clarified that this only applied to programs affected by certain specified executive actions, which do not appear to include FCC universal service support programs. OMB subsequently withdrew the memorandum, which had also been subject to preliminary injunction by two federal district courts. However, if this or another pause were to extend to federal universal service support programs, or to other infrastructure grants that GCI receives, and such a pause were to become extended, it could have a material adverse effect on GCI Holdings’ business and the Company’s financial position, results of operations or liquidity.

RHC Program. The USF RHC Program provides funding to eligible healthcare providers for telecommunications and broadband services. The RHC Telecommunications Program subsidizes the rates for telecommunications services provided to rural health care providers based on the difference between the urban and rural rates for such services. The Healthcare Connect Fund Program provides support for high- capacity broadband connectivity to eligible health care providers.

The rates that GCI and other carriers can charge for service provided under the RHC Telecommunications Program are highly regulated by the FCC. FCC rules provide that a telecommunications carrier can only charge a rural rate that is the average of rates actually being charged to commercial customers, other than health care providers, for identical or similar services in the rural area where the health care provider is located. If that is not available, the rural rate must be the average of tariffed or other publicly available rates charged in that area over the same distance by other carriers. If there is no rate available using rates actually being charged by GCI or other carriers, then, through the end of Funding Year 2025, which ends in June 2026, GCI may use a previously approved rural rate. If none of the preceding options are available, then the rate must be determined by a cost study submitted to the FCC or, for jurisdictionally intrastate services, to the state public utility commission. The RHC Telecommunications Program funds the difference between the rural rate and the urban rate, which is the amount that GCI must collect from the health care provider. The FCC has an ongoing rulemaking proceeding addressing the RHC rules, how subsidies are determined and related processes. GCI cannot predict which changes the FCC will adopt, and whether those changes will benefit or adversely affect GCI. The ongoing uncertainty in program funding, as well as the uncertainty associated with the rate review, could have an adverse effect on its business, financial position, results of operations or liquidity.

RHC Program Funding Cap. The RHC Program has a funding cap for each individual funding year that is annually adjusted for inflation, and which the FCC can increase by carrying forward unused funds from prior funding years. In recent years, including the current year, this funding cap has not limited the amount of funding received by participants; however, management continues to monitor the funding cap and its potential impact on funding in future years.

Enforcement Bureau and Related Inquiries. On March 23, 2018, GCI Holdings received a letter of inquiry and request for information from the Enforcement Bureau of the FCC relating to the period beginning January 1, 2015 and including all future periods. This included inquiry into the rates charged by GCI Holdings and other aspects related to the Enforcement Bureau’s review of GCI Holdings’ compliance with program rules, which are discussed separately below.

In the fourth quarter of 2019, GCI Holdings became aware of potential RHC Program compliance issues related to certain of GCI Holdings’ currently active and expired contracts with certain of its RHC customers. The Company and its external experts performed significant and extensive procedures to determine whether GCI Holdings’ currently active and expired contracts with its RHC customers would be deemed to be in compliance with the RHC Program rules. GCI Holdings notified the FCC of the potential compliance issues in the fourth quarter of 2019.

On May 28, 2020, GCI Holdings received a second letter of inquiry from the Enforcement Bureau in the same matter noted above. This second letter, which was in response to a voluntary disclosure made by GCI Holdings to the FCC, extended the scope of the original inquiry to also include various questions regarding compliance with the records retention requirements related to the (i) original inquiry and (ii) RHC Program.

On December 17, 2020, GCI Holdings received a Subpoena Duces Tecum from the FCC’s Office of the Inspector General requiring production of documents from January 1, 2009 to the present related to a single RHC customer and related contracts, information regarding GCI Holdings’ determination of rural rates for a single customer, and to provide information regarding persons with knowledge of pricing practices generally.

On April 21, 2021, representatives of the Department of Justice (“DOJ”) informed GCI Holdings that a qui tam action had been filed in the Western District of Washington arising from the subject matter under review by the Enforcement Bureau. The DOJ was investigating whether GCI Holdings submitted false claims and/or statements in connection with GCI’s participation in the FCC’s RHC Program. On July 14, 2021, the DOJ issued a Civil Investigative Demand with regard to the qui tam action.

The FCC’s Enforcement Bureau and GCI Holdings held discussions regarding GCI Holdings’ potential RHC Program compliance issues related to certain of its contracts with its RHC customers for which GCI Holdings had previously recognized an estimated liability for a probable loss of approximately $12 million in 2019 for contracts that were deemed probable of not complying with the RHC Program rules.

During the year ended December 31, 2022, GCI Holdings recorded an additional estimated settlement expense of $15 million relating to a settlement offer made by GCI Holdings resulting in a total estimated liability of $27 million.

The DOJ and GCI Holdings held discussions regarding the qui tam action whereby the DOJ clarified that its investigation relates to the years from 2010 through 2019 and alleged that GCI Holdings had submitted false claims under the RHC Program during this time period. During the year ended December 31, 2022, GCI Holdings recorded a $14 million estimated settlement expense to reflect discussions and settlement offers that GCI Holdings made to the DOJ.

Separately, in 2022, GCI Holdings became aware of possible RHC Program compliance issues relating to potential conflicts of interest identified in the historical competitive bidding process with respect to certain of its contracts with its RHC customers. GCI Holdings notified the FCC’s Enforcement Bureau of the potential compliance issues; however, the Company is unable to assess the ultimate outcome of the potential compliance issues and is unable to reasonably estimate any range of loss or possible loss.

On May 10, 2023, GCI Holdings entered into a final settlement agreement with both the FCC and the DOJ to resolve all Enforcement Bureau and Related Inquiries discussed above except for the matter that was separately identified during the third quarter of 2022, which continues to remain outstanding. The settlement with the FCC and the DOJ resulted in a total cash payment of

$41 million of which $27 million was paid to the FCC and $14 million was paid to the DOJ in 2023, which had been previously recorded as liabilities.

On or about June 11, 2024, GCI Holdings became aware that one of its submarine cable landing licenses had expired on February 1, 2024. On June 28, 2024, GCI Holdings filed a request for Special Temporary Authority to continue to operate the station, which was granted on September 10, 2024. On September 25, 2024, GCI Holdings received a letter of inquiry from the FCC’s Enforcement Bureau stating that it was investigating potential violations of the Cable Landing License Act and promulgating questions. GCI Holdings responded to that inquiry on October 25, 2024. The Enforcement Bureau transmitted a set of supplemental questions to which GCI Holdings responded on December 23, 2024. On August 8, 2025, GCI entered into a $10,000 settlement and a three-year consent decree, fully resolving this matter.

Schools and Libraries Program. In 2014, the FCC adopted orders modernizing the USF Schools and Libraries Program (“E-Rate”), which aids schools and libraries in obtaining affordable broadband. These orders, among other things, increased the annual E-Rate cap by approximately $1.5 billion, designated funds for internal connections within schools and libraries, and eliminated funding for certain legacy services, such as voice, to increase the availability of 21st century connectivity to support digital learning in schools nationwide. The FCC has also continued to expand the range of services supported, including dark fiber construction and certain WiFi hotspots, and initiating a pilot for E-Rate support of school and library cybersecurity. These orders did not have a material effect on the overall E-Rate support available to GCI Holdings’ schools and libraries customers, and therefore did not materially affect its revenue from such customers. See “Risk Factors” above for additional risks related to GCI Holdings’ participation in this USF program.

Universal Service for Fixed Voice and Broadband for Rural and High-Cost Areas. The USF provides support to ETCs related to their provision of facilities-based wireline telephone service in high-cost areas. Under the Alaska High Cost Order issued by the FCC in 2016, GCI Holdings receives this support for its incumbent local exchange carrier operations, which are ETCs under FCC regulations and RCA Orders. This support is frozen at the 2011 levels for High Cost Loop Support and Interstate Common Line Support, with certain adjustments. The support has a ten-year term, from January 1, 2017 to December 31, 2026.

Beginning in January 2025, the support amount increases by 30%. Without ETC status, GCI Holdings would not qualify for USF support in these areas, and its net cost of providing local telephone services in these areas would be materially adversely affected. Pursuant to the Alaska High Cost Order, GCI Holdings must meet certain performance requirements with respect to the offering of broadband services in its incumbent local exchange carrier areas. The FCC directed the Bureau to reassess those performance commitments before December 31, 2021, and the Bureau approved revised performance commitments on December 23, 2021. If GCI Holdings fails to meet these performance requirements, it will be subject to repayment of a portion of the high-cost support received, as specified in the Alaska High Cost Order, plus potentially an additional penalty.

In 2024, the FCC adopted the Alaska Connect Fund Order, which is the successor to the 2016 Alaska High Cost Order. The Alaska Connect Fund Order for wireline providers maintains their existing funding and performance requirements through 2028. Support levels and obligations starting in 2029 have not yet been set by the FCC and could impact GCI Holdings’ ability to continue providing local telephone service in the areas where it relies on high-cost support.

Universal Service Support for Mobile. Under FCC regulations and RCA orders, GCI Holdings is an authorized ETC for purposes of providing wireless telephone service in many rural areas throughout Alaska. Without ETC status, GCI Holdings would not qualify for USF support in these areas or other rural areas where it proposes to offer facilities-based wireless telephone services, and its net cost of providing wireless telephone services in these areas would be materially adversely affected.

Per the Alaska High Cost Order, as of January 1, 2017, Remote (as defined by the Alaska High Cost Order) high-cost support payments to Alaska High Cost participants are frozen on a per-company basis at adjusted December 2014 levels for a ten-year term in exchange for meeting individualized performance obligations to offer voice and broadband services meeting the service obligations at specified minimum speeds by five-year and ten-year service milestones to a specified number of locations. Support amounts increased 30% starting January 2025. Remote high-cost support is no longer dependent upon line counts and line count filings are no longer required. Under the terms of the Alaska High Cost Order, the FCC was to initiate a process in 2021 to eliminate duplicate support in areas that were served by more than one subsidized mobile wireless carrier as of December 31, 2020. As part of the Alaska High Cost Order, the FCC issued a Notice of Proposed Rulemaking seeking comment on how to implement that process. The process to eliminate duplicate support in areas has been delayed, and may affect the amount of support GCI Holdings receives to provide wireless services starting in 2030.

In November 2024, the FCC adopted the Alaska Connect Fund Order to succeed the Alaska High Cost Order. The Order may result in GCI Holdings receiving less support for its wireless operations in rural Alaska, and could have a material effect on its ability to continue providing service. The FCC has set milestones for some decisions, such as how to assure that only one provider receives support for a single area and how to calculate any amounts that would be removed as associated with intangible areas, or subject to potential competitive selection in areas with more than one supported mobile provider. The outcome of the FCC decisions and related proceedings could materially impact GCI Holdings’ ability to continue providing or upgrading wireless services in rural Alaska.

Wireline Voice Services and Products

General. The FCC has never classified the VoIP wireline telephone services that GCI Holdings offers as “telecommunications services” that are subject to traditional federal common carrier regulation, but instead has imposed some of these regulatory requirements on a case-by-case basis, such as requirements relating to 911 emergency services (“E911”), Communications Assistance for Law Enforcement Act (“CALEA”) (the statute governing law enforcement access to and surveillance of communications), USF contributions, customer privacy and Customer Proprietary Network Information protections, number portability, network and/or 911 outage reporting, rural call completion, disability access, regulatory fees, back-up power, robocall mitigation and discontinuance of service. Nonetheless, GCI Holdings operates as a common carrier with respect to these services. It is possible that the FCC or Congress will impose additional federal requirements on VoIP telephone services in the future.

GCI Holdings’ carrier operations are subject to certain state and local regulatory fees such as E911 fees and contributions to state universal service funds.

As an interexchange carrier, GCI Holdings is subject to regulation by the FCC and the RCA as a non-dominant provider of interstate, international, and intrastate long-distance services. As a state-certificated competitive local exchange carrier, GCI Holdings is subject to regulation by the FCC and the RCA as a non-dominant provider of local communications services. However, as of November 2019, the Alaska Legislature eliminated the RCA’s regulation of rates but retained its certificate authority for intrastate long- distance and local communications services. Military franchise requirements also affect GCI Holdings’ ability to provide communications services to military bases.

Rural Exemption and Interconnection. A Rural Telephone Company is exempt from compliance with certain material interconnection requirements under Section 251(c) of the Communications Act, including the obligation to negotiate Section 251(b) and (c) interconnection requirements in good faith, unless and until a state regulatory commission lifts such “rural exemption” or otherwise finds it does not apply. All ILECs in Alaska are Rural Telephone Companies except Alaska Communications Systems Group, Inc. in its Anchorage study area. GCI Holdings participated in numerous proceedings regarding the rural exemptions of various ILECs in order to achieve the necessary interconnection agreements with the remaining ILECs. In other cases, the interconnection agreements were reached by negotiation without regard to the implications of the ILEC’s rural exemption.

GCI Holdings has negotiated and will continue to negotiate interconnection agreements as necessary.

GCI Holdings has entered all of the major Alaskan markets with local access services.

See “—Competition—Voice Services and Products” for more information.

Access Charges and Other Regulated Fees. The FCC regulates the fees that local telephone companies charge long-distance companies for access to their local networks. In 2011, the FCC released rules to restructure and reduce over time terminating interstate access charges, along with a proposal to adopt similar reforms applicable to originating interstate access charges. The details of implementation in general and between different classes of technology continue to be addressed by the FCC and could affect the economics of some aspects of GCI Holdings’ business. GCI Holdings cannot predict at this time the impact of this implementation or future implementation of adopted reforms, but GCI Holdings does not expect it to have a material adverse impact on its operations.

Local facilities and services obtained from other providers. Although GCI Holdings primarily provides communications services over its own facilities, the ability to obtain access to other providers’ networks is an important element of its local access services business. Changes in applicable regulations and the wholesale offerings of suppliers could affect GCI Holdings’ ability to provide service.

Spectrum

The FCC regulates spectrum usage in ways that could impact GCI Holdings’ operations, including for microwave backhaul, unlicensed WiFi and CBRS. GCI Holdings also operates its own extensive mobile wireless service networks in Alaska. These businesses’ ability to access and use spectrum that may become available in the future is uncertain and may be limited by further FCC auction or allocation decisions. On July 4, 2025, the President signed the One Big Beautiful Bill Act (“OBBBA”), which reinstated the FCC’s auction authority, which in turn could direct spectrum be licensed in a manner beneficial to competitors. The OBBBA mandates the identification and auction of at least 800 MHz of spectrum, including at least 100 MHz of spectrum between 3.98 GHz and 4.2 GHz, for commercial use to generate federal revenue and expand wireless services. New or additional spectrum obtained by other parties could lead to additional wireless competition to these businesses’ existing and future services.

Wireless Services and Products

General. The FCC regulates the licensing, leasing, construction, interconnection, operation, acquisition, and transfer of wireless network systems in the United States pursuant to the Communications Act. GCI Holdings’ wireless licensee subsidiaries are subject to regulation by the FCC and must comply with certain build-out and other license conditions, as well as with the FCC’s specific regulations governing wireless services. The FCC imposes significant regulation on licensees of wireless spectrum with respect to how radio spectrum is used by licensees, the nature of services licensees may offer and how such services may be offered, and the resolution of issues of interference between spectrum bands. The FCC does not currently regulate rates for services offered by commercial mobile radio service providers (the official legal description for wireless service providers).

Commercial mobile radio service wireless systems are subject to Federal Aviation Administration and FCC regulations governing the location, lighting, construction, modification, and registration of antenna structures on which GCI Holdings’ antennas and associated equipment are located and are also subject to regulation under federal environmental laws and the FCC’s environmental regulations, including limits on radio frequency radiation from wireless handsets and antennas.

Emergency 911 and 988. The FCC has imposed rules requiring all mobile carriers, including MVNOs, to provide emergency 911 services, including E911 services that provide the caller’s phone number and approximate location to local public safety dispatch agencies. Providers are required to transmit the geographic coordinates of the customer’s location, for both indoor and outdoor locations, within accuracy parameters revised by the FCC, to be implemented over a phase-in period. The FCC also imposed requirements to allow users to text to 911 if the local public safety dispatch agency requests and is able to receive such texts.

Providers may not demand cost recovery as a condition of providing E911, although they are permitted to negotiate cost recovery if it is not mandated by the state or local governments. On June 1, 2020 and subsequently on May 24, 2021, GCI Holdings timely sought waivers from the FCC concerning the percentage of wireless calls required to meet 911 location accuracy benchmarks pursuant to the FCC’s phase-in period. In December 2021, GCI Holdings met the 2020 benchmark. GCI Holdings has been able to meet FCC requirements for text to 911 obligations to date. In 2024, the FCC adopted rules requiring carriers to use the geographic coordinates of the customer’s location to route 911 calls to the appropriate emergency call centers; GCI Holdings must implement this location-based routing by May 13, 2026. Also in 2024, the FCC adopted rules intended to facilitate the transition to next-generation 911 services. Carriers are required to interconnect with public safety agencies and call centers in IP-based format upon request from those agencies and provided the agencies meet certain technical requirements.

Additionally, on an ongoing basis, GCI Holdings is subject to FCC-imposed rules requiring timely reporting of outages impacting access to emergency 911 services. Failure to comply with reporting requirements could result in the imposition of fines and other administrative remedies.

The FCC has also imposed rules adopting the three-digit short code 988 for calls and texts placed to the 988 Suicide and Crisis Lifeline. All calls and texts to 988 are transmitted to the national Suicide and Crisis Lifeline call center; by December 14, 2026, GCI Holdings will also be required to include georouting location information with these calls.

State and Local Regulation. While the Communications Act generally preempts state and local governments from regulating the entry of, and the rates charged by, wireless carriers, it also permits a state to petition the FCC to allow it to impose commercial mobile radio service rate regulation when market conditions fail to adequately protect customers and such service is a replacement for a substantial portion of the telephone wireline exchange service within a state. The State of Alaska currently has no such petition on file.

In addition, the Communications Act does not expressly preempt the states from regulating the “terms and conditions” of wireless service. Several states have invoked this “terms and conditions” authority to impose or propose various consumer protection regulations on the wireless industry. State attorneys general have also become more active in enforcing state consumer protection laws against sales practices and services of wireless carriers. States also may impose their own universal service support requirements on wireless and other communications carriers, similar to the contribution requirements that have been established by the FCC.

States have become more active in attempting to impose new taxes and fees on wireless carriers, such as gross receipts taxes. Where successful, these taxes and fees are generally passed through to customers and result in higher costs to customers.

At the local level, wireless facilities typically are subject to zoning and land use regulation. Neither local nor state governments may categorically prohibit the construction of wireless facilities in any community or take actions, such as indefinite moratoria, which have the effect of prohibiting construction. Pursuant to Section 6409(a) of the Middle Class Tax Relief Act of 2012, state and local governments are further constrained in their regulation of changes to existing wireless infrastructure. Nonetheless, securing federal, state and local government approvals for new antenna structures has been and is likely to continue to be difficult, lengthy, and costly.

Privacy and Information Security Regulation

The Communications Act limits GCI Holdings’ ability to collect, use, and disclose customers’ personally identifiable information for its Internet, video, mobile and voice services. GCI Holdings is subject to additional federal, state, and local laws and regulations that impose additional restrictions on the collection, use and disclosure of consumer information. All broadband and VoIP providers are also obliged by CALEA to configure their networks in a manner that facilitates the ability of state and federal law enforcement, with proper legal process authorized under the Electronic Communications Privacy Act, to wiretap and obtain records and information concerning their customers, including the content of their communications. Further, the FCC, the FTC, and many states regulate and restrict the marketing practices of communications service providers, including telemarketing and sending unsolicited commercial emails. The FTC currently has the authority, pursuant to its general authority to enforce against unfair or deceptive acts and practices, to protect the privacy of customers of non-common carrier services (e.g., Internet service customers) including GCI Holdings’ use and disclosure of certain customer information.

GCI Holdings’ operations are also subject to federal and state laws governing information security. All states have data breach notification laws that would require us to inform individuals and regulators in the event of a breach that could impact personal information of customers. In the event of an information security breach, such rules may require consumer and government agency notification and may result in regulatory enforcement actions with the potential of monetary forfeitures. The FCC, the FTC and state attorneys general regularly bring enforcement actions against companies related to information security breaches and privacy violations.

Various security standards provide guidance to telecommunications companies in order to help identify and mitigate cybersecurity risks. One such standard is the voluntary Cybersecurity Framework (“CSF”) released by the National Institute for Standards and Technology (“NIST”) in 2014 and updated in 2018 and 2024, in cooperation with other federal agencies and owners and operators of U.S. critical infrastructure. The NIST CSF provides a prioritized and flexible model for organizations to identify and manage cyber risks inherent to their business. It was designed to supplement, not supersede, existing cybersecurity regulations and requirements. Several government agencies have encouraged compliance with the NIST CSF, including the FCC and Department of Homeland Security’s Cybersecurity and Infrastructure Security Agency (“CISA”). GCI Holdings’ overall cybersecurity program is informed by the NIST and other industry standards and best practices. The FCC adopted rules expanding its cybersecurity guidelines and requirements. These rules have been challenged in federal court and GCI Holdings cannot predict the outcome of that appeal or whether the rules could be modified by the new Administration. CISA has sought comment on the development of cyber incident reporting rules, pursuant to 2022 legislative requirements, that require critical infrastructure entities to report substantial cyber incidents within 72 hours of their discovery.

The FTC has an ongoing Advance Notice of Proposed Rulemaking to explore rules related to the collection, analysis, and monetization of consumers’ information, as well as companies’ data security practices and related disclosures to consumers. The FTC has also warned companies not to misuse consumers’ biometric information, with a broad definition of biometrics similar to Washington’s My Health My Data Act and the CCPA that treat biometrics as sensitive consumer information, and Illinois and Texas have also adopted laws regulating the use of such information. The new Congress may also adopt new privacy and data security obligations that could supplement or preempt state privacy laws. GCI Holdings cannot predict whether any of the above efforts will be successful, challenged, upheld, vacated, or preempted, or how new legislation and regulations, if any, would affect its business.

Environmental Regulations

GCI Holdings undertakes activities that may, under certain circumstances, affect the environment.

Accordingly, it may be subject to federal, state, and local laws designed to preserve or protect the environment, including the Clean Water Act and the Emergency Planning and Community Right-to-Know Act. The FCC, Bureau of Land Management, U.S. Forest Service, U.S. Fish and Wildlife Service, U.S. Army Corps of Engineers, Bureau of Indian Affairs, and National Park Service are among the federal agencies required by the National Environmental Policy Act of 1969 and National Historic Preservation Act to consider the environmental impact of actions they authorize, including facility construction.

The principal effect of GCI Holdings’ facilities on the environment would be in the form of construction and operation of facilities and networks at various locations in Alaska and between Alaska, Washington, and Oregon. GCI Holdings’ facilities have been constructed in accordance with federal, state and local building codes and zoning regulations whenever and wherever applicable. GCI Holdings obtains federal, state, and local permits, as required, for its projects and operations. GCI Holdings is unaware of any material violations of federal, state, or local regulations or permits.

Competition

GCI Holdings operates in an intensely competitive industry and competes with a number of companies that provide a broad range of communication, entertainment, and information products and services.

Technological changes are further intensifying and complicating the competitive landscape and consumer behavior.

Residential/Consumer Services

GCI Holdings faces intense competition for residential customers, both from existing competitors and, as a result of the rapid development of new technologies, services and products, from new entrants.

Internet Competition

The Internet industry is highly competitive, rapidly evolving and subject to constant technological change. Competition is based upon price, service bundles, the services and enhancements offered, the technologies used, customer service, billing services, and perceived quality, reliability and availability.

GCI Holdings’ residential Internet services face competition across their footprints from fiber-to-the- home, fixed wireless broadband, Internet delivered via low earth orbit (“LEO”) or geostationary satellite and digital subscriber line (“DSL”) services. In several markets, GCI Holdings also faces competition from one or more fixed wireless providers that deliver point-to-point Internet connectivity. Internet services based on LEO technology have been gaining market share. DSL service is offered across a portion of GCI Holdings’ footprint, often at prices lower than GCI Holdings’ Internet services, although typically at speeds much lower than the minimum speeds offered by GCI Holdings. In addition, commercial areas, such as retail malls, restaurants and airports, offer WiFi Internet service. Numerous local governments are also considering or actively pursuing publicly subsidized WiFi Internet access networks. In addition, providers are constructing open access networks that can deliver services from multiple underlying Internet service providers. These options offer alternatives to cable-based Internet access.

Video Competition

GCI Holdings’ residential video services faces growing competition across their footprints from a number of other sources, including companies that deliver linear network programming, movies and television shows on demand and other video content over broadband Internet connections to televisions, computers, tablets and mobile devices. Increasingly, exclusive television content, including marquee content like live sporting events, is becoming available from sources other than traditional MVPDs. These competitors include virtual MVPDs such as YouTube TV, Hulu Live, Sling TV, Philo and DirecTV Stream. Other online video business models and products have also developed, some offered by programmers including, (i) subscription video on demand services such as Netflix, Apple TV+, Amazon Prime and Hulu Plus, (ii) programmer streaming applications such as Max, Disney+, Peacock and Paramount+, (iii) ad-supported free online video products, including YouTube and Pluto TV, (iv) pay-per-view products, such as iTunes, and (v) additional offerings from mobile providers which continue to integrate and bundle video services and mobile products.

GCI Holdings’ residential video services also face competition from direct broadcast satellite (“DBS”) service providers. DBS providers offer satellite-delivered pre-packaged programming services that can be received by relatively small and inexpensive receiving dishes. DBS providers offer aggressive promotional pricing and video services that are comparable in many respects to GCI Holdings’ residential video service.

Following regulatory approval, GCI Holdings exited the video business in 2025.

Mobile Competition

GCI Holdings’ mobile services face competition from national mobile network operators including AT&T Inc. (“AT&T”) and Verizon Communications Inc. (“Verizon”) as well as a variety of regional operators and mobile virtual network operators. Most carriers offer unlimited data packages to customers while some also offer free or highly discounted devices. Various operators also offer wireless Internet services delivered over networks which they continue to enhance to deliver faster speeds. As a regional wireless carrier, GCI Holdings may not have immediate access to some wireless handsets that are available to these national wireless carriers.

AT&T and Verizon continue to expand 5G mobile services, and consolidations in the telecom industry continue to increase competition as they seek to offer converged connectivity services similar to GCI Holdings.

Voice Competition

GCI Holdings’ residential voice services compete with wireless and wireline phone providers across their footprints, as well as other forms of communication, such as text messaging on cellular phones, instant messaging, social networking services, video conferencing and email. GCI Holdings also competes with “over-the-top” phone providers, as well as companies that sell phone cards at a cost per minute for both national and international service. The increase in the number of different technologies capable of carrying voice services and the number of alternative communication options available to customers as well as the replacement of wireline services by wireless have intensified the competitive environment in which GCI Holdings operates its residential voice services.

GCI Holdings also competes against ILECs, long-distance resellers and certain smaller rural local telephone companies for local access and long-distance. GCI Holdings has competed by offering what it believes is excellent customer service and by providing desirable bundles of services.

Additional Competition

In some of GCI Holdings’ operating areas, other regional competitors have built networks that offer a combination of Internet, video, mobile and voice services that compete with its services.

GCI Holdings also competes with other sources of news, information and entertainment, including over- the-air television broadcast reception, live events, movie theaters and the Internet. Competition is also posed by fixed wireless and satellite master antenna television systems serving MDUs, such as condominiums, apartment complexes, and private residential communities.

Business Services

GCI Holdings faces intense competition across each of its business service product offerings. GCI Holdings’ business data, wireless and voice services face similar competition as described above for its consumer products.

Advertising

GCI Holdings faces intense competition for advertising revenue across many different platforms and from a wide range of local and national competitors. Advertising competition has increased and will likely continue to increase as new advertising platforms seek to attract the same advertisers. GCI Holdings competes for advertising revenue against, among others, local broadcast stations, national cable and broadcast networks, radio stations, print media, connected device platforms, direct-to-consumer ad-supported applications and online advertising companies and content providers.

Human Capital Resources

Employees

As described above, GCI Liberty is party to a services agreement with Liberty Media, pursuant to which 84 Liberty Media corporate employees (as of December 31, 2024) provide certain management services to GCI Liberty for a determined fee. As a result, GCI Liberty is not responsible for the hiring, retention and compensation of these individuals. However, GCI Liberty directly benefits from the efforts undertaken by Liberty Media to attract and retain talented employees. Liberty Media strives to create a workplace with opportunities for its employees to grow and develop in their careers, supported by competitive compensation, benefits and health and wellness programs, and by programs that build connections between its employees and their communities. GCI Liberty fully supports these efforts.

GCI Liberty and its consolidated subsidiaries have an aggregate of approximately 1,900 full and part-time employees and GCI Liberty is not party to any union contracts with its employees. GCI Liberty believes that its employee relations are good.

GCI Holdings

GCI Holdings has been operating in Alaska for more than 40 years and most of its employees live in the communities it serves. While most employees live in Alaska, GCI Holdings has employees located throughout the United States, and approximately 70% of GCI Holdings’ employees work from home. Many of GCI Holdings’ employees have been with the company for decades and, in some cases, their children have joined the GCI Holdings team and have become the next generation of the GCI family. This sense of family and valuing its employees is a strong part of GCI Holdings’ culture and is one that generates pride among employees and company leadership. GCI Holdings is committed to creating and maintaining an environment that provides opportunities for excellence and advancements. To that end, GCI Holdings is committed to ensuring its employees, at all levels of the company, are experts in their fields, and provides opportunities for training, including certifications relating to various technical aspects of the GCI Holdings business, training in people skills, management best practices and team-building, as well as tuition reimbursement to employees who are pursuing college or technical schools degrees while working for GCI Holdings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information regarding the historical combined results of operations and financial condition of GCI Liberty, Inc. (“GCI Liberty”, the “Company,” “us,” “we,” or “our”). This discussion should be read in conjunction with our accompanying condensed combined financial statements and the notes thereto.

Overview

GCI Liberty, Inc. (“GCI Liberty”) consists of 100% of the outstanding equity interests in GCI, LLC, GCI Holdings, LLC (“GCI Holdings” or “GCI”) and their subsidiaries (collectively, the “GCI business”), and was formerly owned by Liberty Broadband, prior to the separation (defined below).

GCI Liberty was formed in Nevada in December 2024 for the purpose of ultimately holding the GCI business. On July 14, 2025, Liberty Broadband and its subsidiaries completed an internal reorganization in order for Liberty Broadband to transfer the GCI business to GCI Liberty in exchange for GCI Liberty stock, including 10,000 shares of GCI Liberty non-voting preferred stock, and the assumption of liabilities related to the GCI business by GCI Liberty. The internal reorganization resulted in GCI Liberty owning, directly or indirectly, GCI, LLC and the operations comprising, and the entities that conduct, the GCI business. Following the internal reorganization, Liberty Broadband sold all of the non-voting preferred stock (the “preferred stock sale”) to third parties. The non-voting preferred stock is issued by GCI Liberty, has a 12% dividend rate and $1,000 per share liquidation price plus accrued and unpaid dividends. The mandatory redemption date is July 14, 2032. Following the preferred stock sale, GCI Liberty effected a reclassification of GCI Liberty’s existing common stock into a sufficient number of shares of Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock to complete the divestiture of GCI Liberty pursuant to the distribution (the “distribution”) by Liberty Broadband to the holders of record of Liberty Broadband common stock, as of the record date for the distribution, of all the shares of GCI Group common stock held by Liberty Broadband immediately prior to the distribution. The internal reorganization, the preferred stock sale, the reclassification and the distribution are collectively referred as the “separation.”

In connection with the separation, the Company entered into certain agreements, including the separation and distribution agreement, a tax sharing agreement (the “tax sharing agreement”) and a tax receivables agreement (the “tax receivables agreement”), pursuant to which, among other things, GCI Liberty and Liberty Broadband will indemnify each other against certain losses that may arise. The tax sharing agreement governs the allocation of taxes, tax benefits, tax items and tax-related losses between Liberty Broadband and GCI Liberty, and the tax receivables agreement governs the respective rights and obligations of Liberty Broadband and GCI Liberty with respect to certain tax matters. In addition, the Company entered into certain agreements, including a services agreement (“services agreement”), a facilities sharing agreement and an aircraft time sharing agreement, with Liberty Media Corporation (“Liberty Media”) and/or its subsidiaries. Pursuant to the services agreement, Liberty Media will provide GCI Liberty with public company support services, including legal, tax, accounting, treasury, information technology, cybersecurity, internal auditing and investor relations services. GCI Liberty will reimburse Liberty Media for all out-of-pocket expenses incurred by Liberty Media in providing the services and will pay a services fee that will be subject to review and evaluation for reasonableness on a quarterly basis. The fees payable to Liberty Media for the first year of the services agreement are not expected to exceed approximately $5 million.

Update on Economic Conditions

GCI Holdings offers wireless and wireline telecommunication services, data services, and managed services to customers primarily throughout Alaska. Because of this geographic concentration, growth of GCI Holdings’ business and operations depends upon economic conditions in Alaska. Unfavorable economic conditions, such as a recession or economic slowdown in the U.S., or inflation in the markets in which GCI operates, could negatively affect the affordability of and demand for GCI’s products and services and its cost of doing business. In recent years, varying factors have contributed to significant volatility and disruption of financial markets and global supply chains. Additionally, the U.S. Federal Reserve began decreasing interest rates in 2024 after several years of higher rates, and while interest rates remained steady throughout most of 2025, the U.S. Federal Reserve further decreased rates in the second half of 2025. Mounting inflationary cost pressures and recessionary fears have negatively impacted the U.S. and global economy. Increased equipment costs, for example due to increased tariffs, could also impact GCI’s results.

The Alaska economy is dependent upon the oil industry, state and federal spending, investment earnings and tourism. A decline in oil prices would put significant pressure on the Alaska state government budget. The Alaska state government has financial reserves that GCI Holdings believes may be able to help fund the state government for the next couple of years. The Alaska economy is subject to recessionary pressures as a result of the economic impacts of volatility in oil prices, inflation, and other causes that could result in a decrease in economic activity. While it is difficult for GCI Holdings to predict the future impact of a recession on its business, these conditions have had an adverse impact on its business and could adversely affect the affordability of and demand for some of its products and services and cause customers to shift to lower priced products and services or to delay or forgo purchases of its products and services. GCI Holdings’ customers may not be able to obtain adequate access to credit, which could affect their ability to make timely payments to GCI Holdings and could lead to an increase in accounts receivable and bad debt expense. If Alaska experiences a recession or economic slowdown, it could negatively affect GCI Holdings’ business including its financial position, results of operations, or liquidity, as well as its ability to service debt, pay other obligations and enhance shareholder returns.

In addition, during 2024 and continuing in 2025, GCI Holdings has experienced the impact of inflation-sensitive items, including upward pressure on the costs of materials, labor, and other items that are critical to GCI Holdings’ business. GCI Holdings continues to monitor these impacts closely and, if costs continue to rise, GCI Holdings may be unable to recoup losses or offset diminished margins by passing these costs through to its customers or implementing offsetting cost reductions.

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted into law. The accounting impacts from the law change were included in our third quarter results. The OBBBA did not have a material impact on income tax expense on our financial statements; however, we were able to defer cash taxes to future years as a result of the OBBBA.

On October 1, 2025, the federal government of the United States began a shut-down, which could affect the timeliness of government grant approvals and funding the Company receives.

Due to goodwill and intangible asset impairments recorded during the third quarter of 2025, the fair values of such intangible assets do not significantly exceed their carrying value. The Company will continue to monitor current business performance versus the current and updated long-term forecasts, among other relevant considerations, to determine if the carrying value of its assets (including goodwill and indefinite-lived intangible assets) is appropriate. Future outlook declines in revenue, cash flows, or other factors could result in a sustained decrease in fair value that may result in a determination that additional carrying value adjustments are required, which could be material.

Federal Universal Service Programs

Legal Challenges to the Constitutionality of the FCC Universal Service Support Programs. There have been a number of legal challenges to the constitutionality of the USF. The U.S. Courts of Appeals for the Sixth and Eleventh Circuits rejected such challenges in 2023, as did a panel of three judges in the Fifth Circuit. However, on July 24, 2024, the U.S. Court of Appeals for the Fifth Circuit sitting en banc ruled that the USF program is unconstitutional as currently administered, and remanded the case to the FCC. In its decision, the en banc Fifth Circuit concluded that there was an impermissible public delegation of legislative authority to the FCC and an impermissible private delegation of authority from the FCC to the Universal Service Administrative Company, the private company responsible for USF administration. The Supreme Court granted petitions for certiorari from the Fifth Circuit’s decision and heard the case on March 26, 2025. The Supreme Court issued a decision on June 27, 2025, reversing the Fifth Circuit and upholding the constitutionality of the USF contribution factor. There is continuing litigation, as petitioners have filed a new Petition for Review in the Fifth Circuit, on October 1, 2025, to challenge two statutory provisions that the Supreme Court did not have occasion to address, as well as to challenge the legality of the USAC, which administers that program for the FCC.

Pause in Federal Financial Assistance. On January 27, 2025, the Office of Management and Budget (“OMB”) issued a memorandum directing a pause in federal financial assistance pending review for consistency with presidential executive actions. On January 28, 2025, OMB clarified that this only applied to programs affected by certain specified executive actions, which do not appear to include FCC universal service support programs. OMB subsequently withdrew the memorandum, which has also been subject to preliminary injunction by two federal district courts. However, if this or another pause were to extend to federal universal service support programs, or to other infrastructure grants that GCI Holdings receives, and such a pause were to become extended, it could have a material adverse effect on GCI Holdings’ business and the Company’s financial position, results of operations or liquidity.

Rural Health Care (“RHC”) Program

GCI Holdings receives support from various USF programs including the RHC Program. The USF programs are subject to change by regulatory actions taken by the FCC, interpretations of or compliance with USF program rules, or legislative actions. The USF programs have also been subject to legal challenge, which could disrupt the support GCI Holdings receives. Changes to any of the USF programs that GCI Holdings participates in could result in a material decrease in revenue and accounts receivable, which could have an adverse effect on GCI Holdings’ business and the Company’s financial position, results of operations or liquidity. The following paragraphs describe certain separate matters related to the RHC Program that impact or could impact the revenue earned and receivables recognized by the Company. As of December 31, 2024, the Company had net accounts receivable from the RHC Program in the amount of approximately $69 million, which is included within Trade and other receivables in the combined balance sheets.

The rates that GCI and other carriers can charge for service provided under the RHC Telecommunications Program are highly regulated by the FCC. FCC rules provide that a telecommunications carrier can only charge a rural rate that is the average of rates actually being charged to commercial customers, other than health care providers, for identical or similar services in the rural area where the health care provider is located. If that is not available, the rural rate must be the average of tariffed or other publicly available rates charged in that area over the same distance by other carriers. If there is no rate available using rates actually being charged by GCI or other carriers, then, through the end of Funding Year 2025, which ends in June 2026, GCI may use a previously approved rural rate. If none of the preceding options are available, then the rate must be determined by a cost study submitted to the FCC or, for jurisdictionally intrastate services, to the state public utility commission. The RHC Telecommunications Program funds the difference between the rural rate and the urban rate, which is the amount that GCI must collect from the health care provider. The FCC has an ongoing rulemaking proceeding addressing the RHC rules, how subsidies are determined and related processes. GCI cannot predict which changes the FCC will adopt, and whether those changes will benefit or adversely affect GCI.

RHC Program Funding Cap. The RHC Program has a funding cap for each individual funding year that is annually adjusted for inflation, and which the FCC can increase by carrying forward unused funds from prior funding years. In recent years, including the current year, this funding cap has not limited the amount of funding received by participants; however, management continues to monitor the funding cap and its potential impact on funding in future years.

Enforcement Bureau and Related Inquiries. On March 23, 2018, GCI Holdings received a letter of inquiry and request for information from the Enforcement Bureau of the FCC relating to the period beginning January 1, 2015 and including all future periods. This included inquiry into the rates charged by GCI Holdings and other aspects related to the Enforcement Bureau’s review of GCI Holdings’ compliance with program rules, which are discussed separately below. The ongoing uncertainty in program funding, as well as the uncertainty associated with the rate review, could have an adverse effect on its business, financial position, results of operations or liquidity.

In the fourth quarter of 2019, GCI Holdings became aware of potential RHC Program compliance issues related to certain of GCI Holdings’ currently active and expired contracts with certain of its RHC customers. The Company and its external experts performed significant and extensive procedures to determine whether GCI Holdings’ currently active and expired contracts with its RHC customers would be deemed to be in compliance with the RHC Program rules. GCI Holdings notified the FCC of the potential compliance issues in the fourth quarter of 2019.

On May 28, 2020, GCI Holdings received a second letter of inquiry from the Enforcement Bureau in the same matter noted above. This second letter, which was in response to a voluntary disclosure made by GCI Holdings to the FCC, extended the scope of the original inquiry to also include various questions regarding compliance with the records retention requirements related to the (i) original inquiry and (ii) RHC Program.

On December 17, 2020, GCI Holdings received a Subpoena Duces Tecum from the FCC’s Office of the Inspector General requiring production of documents from January 1, 2009 to the present related to a single RHC customer and related contracts, information regarding GCI Holdings’ determination of rural rates for a single customer, and to provide information regarding persons with knowledge of pricing practices generally.

On April 21, 2021, representatives of the Department of Justice (“DOJ”) informed GCI Holdings that a qui tam action had been filed in the Western District of Washington arising from the subject matter under review by the Enforcement Bureau. The DOJ was investigating whether GCI Holdings submitted false claims and/or statements in connection with GCI’s participation in the FCC’s RHC Program. On July 14, 2021, the DOJ issued a Civil Investigative Demand with regard to the qui tam action.

The FCC’s Enforcement Bureau and GCI Holdings held discussions regarding GCI Holdings potential RHC Program compliance issues related to certain of its contracts with its RHC customers for which GCI Holdings had previously recognized an estimated liability for a probable loss of approximately $12 million in 2019 for contracts that were deemed probable of not complying with the RHC Program rules. During the year ended December 31, 2022, GCI Holdings recorded an additional estimated settlement expense of $15 million relating to a settlement offer made by GCI Holdings resulting in a total estimated liability of $27 million.

The DOJ and GCI Holdings held discussions regarding the qui tam action whereby the DOJ clarified that its investigation relates to the years from 2010 through 2019 and alleged that GCI Holdings had submitted false claims under the RHC Program during this time period. During the year ended December 31, 2022, GCI Holdings recorded a $14 million estimated settlement expense to reflect discussions and settlement offers that GCI Holdings made to the DOJ.

Separately, in 2022, GCI Holdings became aware of possible RHC Program compliance issues relating to potential conflicts of interest identified in the historical competitive bidding process with respect to certain of its contracts with its RHC customers. GCI Holdings notified the FCC’s Enforcement Bureau of the potential compliance issues; however, the Company is unable to assess the ultimate outcome of the potential compliance issues and is unable to reasonably estimate any range of loss or possible loss.

On May 10, 2023, GCI entered into a final settlement agreement with both the FCC and the DOJ to resolve all Enforcement Bureau and Related Inquiries discussed above except for the matter that was separately identified during the third quarter of 2022, which continues to remain outstanding. The settlement with the FCC and the DOJ resulted in a total cash payment of $41 million of which $27 million was paid to the FCC and $14 million was paid to the DOJ in 2023, which had been previously recorded as liabilities.

On or about June 11, 2024, GCI Holdings became aware that one of its submarine cable landing licenses had expired on February 1, 2024. On June 28, 2024, GCI Holdings filed a request for Special Temporary Authority to continue to operate the station, which was granted on September 10, 2024. On September 25, 2024, GCI Holdings received a letter of inquiry from the FCC’s Enforcement Bureau stating that it was investigating potential violations of the Cable Landing License Act and promulgating questions. GCI Holdings responded to that inquiry on October 25, 2024. The Enforcement Bureau transmitted a set of supplemental questions to which GCI Holdings responded on December 23, 2024. On August 8, 2025, GCI entered into a $10,000 settlement and a three-year consent decree, fully resolving this matter.

Universal Service for Fixed Voice and Broadband for Rural and High-Cost Areas. The USF provides support to ETCs related to their provision of facilities-based wireline telephone service in high-cost areas. Under the Alaska High Cost Order issued by the FCC in 2016, GCI Holdings receives this support for its incumbent local exchange carrier operations, which are ETCs under FCC regulations and RCA Orders. This support is frozen at the 2011 levels for High Cost Loop Support and Interstate Common Line Support, with certain adjustments. The support has a ten-year term, from January 1, 2017 to December 31, 2026.

Beginning in January 2025, the support amount increases by 30%. Without ETC status, GCI Holdings would not qualify for USF support in these areas, and its net cost of providing local telephone services in these areas would be materially adversely affected. Pursuant to the Alaska High Cost Order, GCI Holdings must meet certain performance requirements with respect to the offering of broadband services in its incumbent local exchange carrier areas. The FCC directed the Bureau to reassess those performance commitments before December 31, 2021, and the Bureau approved revised performance commitments on December 23, 2021. If GCI Holdings fails to meet these performance requirements, it will be subject to repayment of a portion of the high-cost support received, as specified in the Alaska High Cost Order, plus potentially an additional penalty.

In 2024, the FCC adopted the Alaska Connect Fund Order, which is the successor to the 2016 Alaska High Cost Order. The Alaska Connect Fund Order for wireline providers maintains their existing funding and performance requirements through 2028. Support levels and obligations starting in 2029 have not yet been set by the FCC and could impact GCI Holdings’ ability to continue providing local telephone service in the areas where it relies on high-cost support.

Universal Service Support for Mobile. Under FCC regulations and RCA orders, GCI Holdings is an authorized ETC for purposes of providing wireless telephone service in many rural areas throughout Alaska. Without ETC status, GCI Holdings would not qualify for USF support in these areas or other rural areas where it proposes to offer facilities-based wireless telephone services, and its net cost of providing wireless telephone services in these areas would be materially adversely affected.

Per the Alaska High Cost Order, as of January 1, 2017, Remote (as defined by the Alaska High Cost Order) high cost support payments to Alaska High Cost participants are frozen on a per-company basis at adjusted December 2014 levels for a ten-year term in exchange for meeting individualized performance obligations to offer voice and broadband services meeting the service obligations at specified minimum speeds by five-year and ten-year service milestones to a specified number of locations. Support amounts increase 30% starting January 2025. Remote high cost support is no longer dependent upon line counts and line count filings are no longer required. Under the terms of the Alaska High Cost Order, the FCC was to initiate a process in 2021 to eliminate duplicate support in areas that were served by more than one subsidized mobile wireless carrier as of December 31, 2020. As part of the Alaska High Cost Order, the FCC issued a Notice of Proposed Rulemaking seeking comment on how to implement that process. The process to eliminate duplicate support in areas has been delayed, and may affect the amount of support GCI Holdings receives to provide wireless services starting in 2030.

In November 2024, the FCC adopted the Alaska Connect Fund Order to succeed the Alaska High Cost Order. The Alaska Connect Fund Order may result in GCI Holdings receiving less support for its wireless operations in rural Alaska, and could have a material effect on its ability to continue providing service. The FCC has set milestones for some decisions, such as how to assure that only one provider receives support for a single area and how to calculate any amounts that would be removed as associated with intangible areas, or subject to potential competitive selection in areas with more than one supported mobile provider. The outcome of the FCC decisions and related proceedings could materially impact GCI Holdings’ ability to continue providing or upgrading wireless services in rural Alaska.

Results of Operations – Consolidated – Three and Nine Months Ended September 30, 2025 and 2024

General. Provided in the tables below is information regarding the historical Consolidated Operating Results and Other Income and Expense of GCI Liberty.

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	amounts in millions
Revenue	$257	262	784	753
Operating costs and expenses:
Operating expense (exclusive of depreciation and amortization)	131	136	384	399
Selling, general and administrative expense (excluding stock-based compensation)	34	26	87	78
Stock-based compensation	2	4	9	11
Depreciation and amortization	53	55	158	157
Impairment of goodwill and intangible assets	525	—	525	—
Operating income (loss)	(488)	41	(379)	108
Other income (expense):
Interest expense (including amortization of deferred loan fees)	(12)	(13)	(34)	(36)
Other, net	3	1	6	4
	(9)	(12)	(28)	(32)
Earnings (loss) before income taxes	(497)	29	(407)	76
Income tax benefit (expense)	110	(8)	82	(22)
Net earnings (loss)	$(387)	21	(325)	54

Adjusted OIBDA	$92	100	313	276

Revenue. Consolidated revenue decreased $5 million and increased $31 million for the three and nine months ended September 30, 2025, respectively, as compared to the same periods in 2024. The following table highlights selected key performance indicators used in evaluating the Company’s business.

	September 30,
	2025	2024
Consumer
Data:
Cable modem subscribers(1)	153,100	157,400
Wireless:
Wireless lines in service(2)	207,500	204,000
(1)	A cable modem subscriber is defined by the purchase of cable modem service regardless of the level of service purchased. Small-to-Medium Business customers and promotional and suspended subscribers are included. If one entity purchases multiple cable modem service access points, each access point is counted as a subscriber.
(2)	A wireless line in service is defined as a wireless device with a monthly fee for services. Small-to-Medium Business customers and promotional and suspended lines are included.

The components of revenue are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

	amounts in millions
Consumer
Data	$59	61	180	186
Wireless	52	47	153	142
Other	4	12	22	33
Business
Data	124	123	377	335
Wireless	10	11	30	35
Other	8	8	22	22
Total revenue	$257	262	784	753

Consumer data revenue decreased $2 million and $6 million for the three and nine months ended September 30, 2025, respectively, as compared to the same periods in 2024. The decrease for the three months ended September 30, 2025 was primarily driven by a decrease in the number of subscribers. The decrease for the nine months ended September 30, 2025 was primarily driven by a decrease in the number of subscribers, including the impact of the discontinuation of the Affordable Connectivity Program in 2024. Subscriber growth in rural areas has also been adversely impacted by an outage from a fiber break on a third-party network in which GCI Holdings uses capacity, however the network was restored during the three months ended September 30, 2025.

Consumer wireless revenue increased $5 million and $11 million for the three and nine months ended September 30, 2025, respectively, as compared to the same periods in 2024. The increases were driven by an increase in wireless USF support for high cost areas.

Consumer other revenue decreased $8 million and $11 million for the three and nine months ended September 30, 2025, respectively, as compared to the same periods in 2024. Consumer other revenue consists of consumer video and voice revenue. The decreases were primarily due to decreases in video subscribers. On May 5, 2025, GCI Holdings received regulatory approval to begin discontinuing video services. The Company began discontinuing service for remaining video customers after receiving the regulatory approval and as of September 30, 2025, the Company has exited the video business.

Business data revenue increased $1 million and $42 million for the three and nine months ended September 30, 2025, respectively, as compared to the same periods in 2024, primarily due to service upgrades with existing health care and education customers.

Business wireless revenue decreased $1 million and $5 million for the three and nine months ended September 30, 2025, respectively, as compared to the same periods in 2024, primarily due to decreases in roaming revenue due to contractual changes.

Business other revenue remained flat for both the three and nine months ended September 30, 2025, as compared to the same periods in 2024. Business other revenue consists of business video and voice revenue. On May 5, 2025, GCI Holdings received regulatory approval to begin discontinuing video services. The Company began discontinuing service for remaining video customers after receiving the regulatory approval and as of September 30, 2025, the Company has exited the video business.

Operating expense

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

	amounts in millions
Consumer direct costs	$32	38	103	111
Business direct costs	31	32	83	95
Technology expense	68	66	198	193
Total operating expenses	$131	136	384	399

Consumer direct costs consists of wireless handset inventory costs, video programming, wireless distribution costs, marketing and advertising expenses, bad debt expense, credit card and other transactional fees, and internal and external labor costs for managing relationships with consumer customers. Consumer direct costs decreased $6 million and $8 million for the three and nine months ended September 30, 2025, respectively, as compared to the same periods in 2024, due to decreases in video programming costs and distribution costs. The decreases in distribution costs were partially due to the temporary cost savings from a fiber break on a third party network in which GCI Holdings uses capacity, which was fully restored during the three months ended September 30, 2025.

Business direct costs consists of network distribution costs, largely to healthcare and education customers, as well as internal and external labor costs for managing relationships with business customers. Business direct costs decreased $1 million and $12 million for the three and nine months ended September 30, 2025, respectively, as compared to the same periods in 2024, due to decreases in distribution costs for health care and education customers, primarily related to temporary cost savings from a fiber break on a third party network in which GCI Holdings uses capacity, which was fully restored during the three months ended September 30, 2025.

Technology expense consists of field and technology operations costs incurred to manage the Company’s network, including internal and external labor costs, software related costs, lease expenses, maintenance costs, as well as utility costs. Technology expenses increased $2 million and $5 million for the three and nine months ended September 30, 2025, respectively, as compared to the same periods in 2024, primarily due to increased maintenance and software costs.

Selling, general and administrative expense consists of corporate overhead costs largely comprised of internal and external labor costs, software costs, insurance expense, property taxes and professional service fees. Selling, general and administrative expense increased $8 million and $9 million for the three and nine months ended September 30, 2025, respectively, as compared to the same periods in 2024, primarily due to an increase in internal labor costs, including higher healthcare costs and higher accrued incentive payments, as well as increased corporate expenses related to amounts allocated pursuant to the services agreement, partially offset by a decrease in external labor costs.

Stock-based compensation decreased $2 million for both of the three and nine months ended September 30, 2025, as compared to the same periods in 2024, primarily due to decreased grant activity prior to the separation.

Depreciation and amortization remained relatively flat for the three and nine months ended September 30, 2025, as compared to the same periods in 2024.

Impairment of goodwill and intangible assets. During the nine months ended September 30, 2025, the Company recorded an impairment of goodwill and intangible assets of $525 million, consisting of a goodwill impairment of $108 million and an intangible asset impairment of $417 million. See note 4 to the accompanying notes to the condensed consolidated financial statements for additional information.

Operating Income (Loss). Consolidated operating loss increased $529 million and $487 million for the three and nine months ended September 30, 2025, respectively, as compared to the same periods in 2024. Operating loss was impacted by the above explanations.

Adjusted OIBDA. To provide investors with additional information regarding the Company’s financial results, the Company also discloses Adjusted OIBDA, which is a non-GAAP financial measure. The Company defines Adjusted OIBDA as operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, and impairment charges. The Company’s chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate its business decisions and allocate resources. The Company believes this is an important indicator of the operational strength and performance of its business by identifying those items that are not directly a reflection of business performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results, perform analytical comparisons and identify strategies to improve performance. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles. The following table provides a reconciliation of operating income (loss) to Adjusted OIBDA:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

	amounts in millions
Operating income (loss)	$(488)	41	(379)	108
Depreciation and amortization	53	55	158	157
Stock-based compensation	2	4	9	11
Impairment of goodwill and intangible assets	525	—	525	—
Adjusted OIBDA	$92	100	313	276

Consolidated Adjusted OIBDA decreased $8 million and increased $37 million during the three and nine months ended September 30, 2025, respectively, as compared to the same periods in 2024, due to the items discussed above.

Other Income and Expense

Components of Other income (expense) are presented in the table below.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

	amounts in millions
Other income (expense):
Interest expense	$(12)	(13)	(34)	(36)
Other, net	3	1	6	4
	$(9)	(12)	(28)	(32)

Interest Expense. Interest expense remained relatively flat during the three and nine months ended September 30, 2025, as compared to the same periods in 2024.

Other, net. Other, net income was relatively flat during the three and nine months ended September 30, 2025, as compared to the same periods in 2024.

Income taxes. Earnings (losses) before income taxes and income tax (expense) benefit are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

	amounts in millions
Earnings (loss) before income taxes	$(497)	29	(407)	76
Income tax (expense) benefit	$110	(8)	82	(22)
Effective income tax rate	22%	28%	20%	29%

For the three months ended September 30, 2025, the income tax benefit differs from the U.S. statutory tax rate of 21% primarily due to state income taxes, mostly offset by an impairment of goodwill that is not deductible for tax purposes (see note 4 to the accompanying condensed consolidated financial statements). For the nine months ended September 30, 2025, the income tax benefit differs from the U.S. statutory rate of 21% primarily due to state income taxes, offset by an impairment of goodwill that is not deductible for tax purposes. For the three and nine months ended September 30, 2024, the income tax expense differs from the U.S. statutory tax rate of 21% primarily due to state income taxes.

Net earnings (loss). The Company had net losses of $387 million and net earnings of $21 million for the three months ended September 30, 2025 and 2024, respectively, and net losses of $325 million and net earnings of $54 million for the nine months ended September 30, 2025 and 2024, respectively. The change in net earnings (loss) was the result of the above-described fluctuations in our revenue, expenses, and other income and expenses.

Results of Operations — Combined — Years Ended December 31, 2024 and 2023

General. Provided in the tables below is information regarding the historical Combined Operating Results and Other Income and Expense of GCI Liberty.

	Years ended December 31,
	2024	2023
	amounts in millions
Revenue	$1,016	981
Operating costs and expenses:
Operating expense (exclusive of depreciation and amortization)	539	524
Selling, general and administrative expense	117	96
Stock-based compensation	13	19
Depreciation and amortization	207	230
Operating income (loss)	140	112
Other income (expense):
Interest expense (including amortization of deferred loan fees)	(49)	(51)
Other, net	6	4
	(43)	(47)
Earnings (loss) before income taxes	97	65
Income tax benefit (expense)	(27)	(24)
Net earnings (loss)	$70	41
Adjusted OIBDA	$360	361

Revenue. Combined revenue increased $35 million for the year ended December 31, 2024, as compared to the corresponding prior year period. The following table highlights selected key performance indicators used in evaluating GCI Holdings.

	December 31,
	2024	2023
Consumer
Data:
Cable modem subscribers(1)	156,700	161,400
Wireless:
Wireless lines in service(2)	202,500	202,400
(1)	A cable modem subscriber is defined by the purchase of cable modem service regardless of the level of service purchased. Small-to-Medium Business customers and promotional and suspended subscribers are included. If one entity purchases multiple cable modem service access points, each access point is counted as a subscriber.
(2)	A wireless line in service is defined as a wireless device with a monthly fee for services. Small-to-Medium Business customers and promotional and suspended lines are included.

The components of revenue are as follows:

	Years ended December 31,
	2024	2023
	amounts in millions
Consumer
Data	$247	245
Wireless	192	194
Other	44	46
Business
Data	460	415
Wireless	45	49
Other	28	32
Total revenue	$1,016	981

Consumer data revenue increased $2 million for the year ended December 31, 2024, as compared to the same period in 2023. The increase was primarily driven by subscribers’ selection of plans with higher recurring monthly charges.

Consumer wireless revenue decreased $2 million for the year ended December 31, 2024, as compared to the same period in 2023. The decrease was driven by a decrease in the number of handset sales and a decrease in prepaid data plans.

Consumer other revenue decreased $2 million for the year ended December 31, 2024, as compared to the same period in 2023. Consumer other revenue consists of consumer video and voice revenue. The decrease was due to a decrease in video revenue primarily driven by decreased video subscribers. Historically, GCI Holdings has seen declines in video and voice subscribers and revenue and expects a continued decrease as customers make decisions to move to alternative services. The Company began discontinuing service for remaining video customers after receiving the regulatory approval and as of September 30, 2025, the Company has exited the video business.

Business data revenue increased $45 million for the year ended December 31, 2024, as compared to the same period in 2023, primarily due to increased rates with health care and education customers due to service upgrades with existing customers. These increases were partially offset by decreases in business data subscribers.

Business wireless revenue decreased $4 million for the year ended December 31, 2024, as compared to the same period in 2023, primarily due to changes in the number of subscribers.

Business other revenue decreased $4 million for the year ended December 31, 2024, as compared to the same period in 2023. Business other revenue consists of business video and voice revenue. The decrease was primarily due to decreased local and long distance voice revenue as a result of decreased subscribers. Historically, GCI Holdings has seen declines in video and voice subscribers and revenue and has not focused business efforts on growth in these areas. The Company began discontinuing service for remaining video customers after receiving the regulatory approval and as of September 30, 2025, the Company has exited the video business.

Operating expense

	Years ended December 31,
	2024	2023
	amounts in millions
Business direct costs	$127	120
Consumer direct costs	152	152
Technology expense	260	252
Total operating expenses	$539	524

Business direct costs consists of network distribution costs, largely to healthcare and education customers, as well as internal and outside labor costs for managing relationships with business customers. This expense increased $7 million for the year ended December 31, 2024, as compared to the same period in 2023, due to an increase in distribution costs relating to increased sales volume for healthcare and education customers, as well as labor costs related to revenue earning projects.

Consumer direct costs consists of wireless handset inventory costs, video programming, wireless distribution costs, marketing and advertising expenses, bad debt expense, credit card and other transactional fees, and internal and external labor costs for managing relationships with consumer customers. This expense remained flat for the year ended December 31, 2024, as compared to the same period in 2023.

Technology expense consists of field and technology operations costs incurred to manage the Company’s network, including internal and external labor costs, software related costs, lease expenses, maintenance costs, as well as utility costs. Technology expenses increased $8 million for the year ended December 31, 2024, as compared to the same period in 2023, due to an increase in internal labor and software costs, partially offset by a decrease in outside labor costs.

Selling, general and administrative expense consists of corporate overhead costs largely consisting of internal and external labor costs, software costs, insurance expense, property taxes and professional service fees. Selling, general and administrative expense increased $21 million for the year ended December 31, 2024, as compared to the same period in 2023, due to an increase in internal and external labor costs, and insurance expense.

Stock-based compensation decreased $6 million for the year ended December 31, 2024, as compared to the same period in 2023, due to multi-year grants fully vesting in the prior year. As of December 31, 2024, the total unrecognized compensation cost related to unvested Awards (as defined in note 9 to the accompanying combined financial statements) was approximately $9 million. Such amount will be recognized in the Company’s combined statements of operations over a weighted average period of approximately 1 year.

Depreciation and amortization decreased $23 million for the year ended December 31, 2024, as compared to the same period in 2023. The decrease was due to lower depreciation and amortization expense as certain fixed and intangible assets became fully depreciated and amortized during 2023.

Operating Income (Loss). Combined operating income increased $28 million for the year ended December 31, 2024, as compared to the same period in 2023. Operating income was impacted by the above explanations.

Adjusted OIBDA. To provide investors with additional information regarding our financial results, the Company also discloses Adjusted OIBDA, which is a non-GAAP financial measure. The Company defines Adjusted OIBDA as operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, and impairment charges. The Company’s chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. The Company believes this is an important indicator of the operational strength and performance of its businesses by identifying those items that are not directly a reflection of each business’ performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles. The following table provides a reconciliation of operating income (loss) to Adjusted OIBDA:

	Years ended December 31,
	2024	2023
	amounts in millions
Operating income (loss)	$140	112
Depreciation and amortization	207	230
Stock-based compensation	13	19
Adjusted OIBDA	$360	361

Combined Adjusted OIBDA decreased $1 million during the year ended December 31, 2024, as compared to the same period in 2023, due to the items discussed above.

Other Income and Expense

Components of Other income (expense) are presented in the table below.

	Years ended December 31,
	2024	2023
	amounts in millions
Other income (expense):
Interest expense	$(49)	(51)
Other, net	6	4
	$(43)	(47)

Interest Expense. Combined interest expense decreased $2 million during the year ended December 31, 2024, as compared to the same period in 2023. The decrease was driven by lower interest rates on the Company’s variable rate debt, partly offset by higher amounts outstanding on the Senior Credit Facility (as defined in note 5 to the accompanying combined financial statements).

Other, net. Other, net income increased $2 million for the year ended December 31, 2024, as compared to the same period in 2023, primarily due to increased dividend and interest income.

Income taxes. Earnings (losses) before income taxes and income tax (expense) benefit are as follows:

	Years ended December 31,
	2024	2023
	amounts in millions
Earnings (loss) before income taxes	$97	65
Income tax (expense) benefit	(27)	(24)
Effective income tax rate	28%	37%

For the year ended December 31, 2024, the income tax expense was in excess of the expected federal tax expense primarily due to the effect of state income taxes, partially offset by federal tax credits.

For the year ended December 31, 2023, the income tax expense was in excess of the expected federal tax expense primarily due to state income taxes, certain non-deductible expenses and non-deductible executive compensation.

Net earnings (loss). The Company had net earnings of $70 million and $41 million for the years ended December 31, 2024 and 2023, respectively. The change in net earnings (loss) was the result of the above- described fluctuations in our revenue, expenses, and other income and expenses.

Off-Balance Sheet Arrangements and Material Cash Requirements

We have contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made, except for any matters disclosed in notes 7 and 11 to the accompanying combined financial statements.

Information concerning the amount and timing of current and long-term material cash requirements, both accrued and off-balance sheet, excluding loss contingencies and uncertain tax positions, if any, where it is indeterminable when payments will be made, is summarized below:

	Payments due by period
	Total	Less than 1 year	2 – 3 years	4 – 5 years	After 5 years
	amounts in millions
Material Cash Requirements
Debt(1)(3)	$1,051	3	446	602	—
Interest expense(2)(3)	178	58	97	23	—
Finance and operating lease obligations	123	51	47	12	13
Tower obligations, including interest	114	7	15	16	76
Purchase obligations	224	130	60	21	13
Total	$1,690	249	665	674	102
(1)	Amounts are reflected in the table at the outstanding principal amount at December 31, 2024, assuming the debt instrument will remain outstanding until the stated maturity date and may differ from the amounts stated in our combined balance sheets to the extent debt instruments were issued at a discount or premium. Amounts do not assume additional borrowings or refinancings of existing debt.
(2)	Amounts (i) are based on our outstanding debt at December 31, 2024, (ii) assume the interest rates on our variable rate debt remain constant at the December 31, 2024 rates and (iii) assume that our existing debt is repaid at contractual maturity.
(3)	See discussion in note 5 to the accompanying condensed combined financial statements regarding an amendment to the Senior Credit Facility on March 25, 2025 that has not been reflected in the table above.

Liquidity and Capital Resources

The following are potential sources of liquidity: available cash balances, cash generated by the operating activities of GCI Holdings, dividend and interest receipts and debt (including borrowings under the Senior Credit Facility (as discussed in note 5 to the accompanying condensed combined financial statements)).

As of September 30, 2025, GCI Liberty had a cash and cash equivalents balance of $124 million, which was substantially held in cash. When applicable, cash equivalents are invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments.

	Nine months ended September 30,
	2025	2024

	amounts in millions
Cash flow information
Net cash provided by (used in) operating activities	$302	223
Net cash provided by (used in) investing activities	$(146)	(143)
Net cash provided by (used in) financing activities	$(94)	(124)

The increase in cash provided by operating activities during the nine months ended September 30, 2025, as compared to the same period in 2024, was primarily driven by increased operating income (not factoring in the impairment) and timing differences in working capital accounts.

During the nine months ended September 30, 2025 and 2024, net cash flows used in investing activities were primarily related to capital expenditures, net of grant proceeds of $152 million and $143 million, respectively.

During the nine months ended September 30, 2025, net cash flows used in financing activities were primarily for net debt repayments of $87 million. During the nine months ended September 30, 2024, net cash flows used in financing activities were primarily for distributions to our former parent of $150 million, partially offset by net debt borrowings of $26 million.

	Years ended December 31,
	2024	2023
	amounts in millions
Cash flow information
Net cash provided by (used in) operating activities	$278	276
Net cash provided by (used in) investing activities	$(193)	(214)
Net cash provided by (used in) financing activities	$(107)	(76)

The slight increase in cash provided by operating activities in 2024, as compared to the same period in 2023, was primarily driven by increased operating income and timing differences in working capital accounts (including litigation payments in 2023).

During the years ended December 31, 2024 and 2023, net cash flows used in investing activities were primarily related to capital expenditures, net of grant proceeds, of $193 million and $216 million, respectively.

During the year ended December 31, 2024 and 2023, net cash flows used in financing activities were primarily for dividends paid to Liberty Broadband of $150 million and $65 million, respectively, and net borrowings in 2024 of approximately $55 million on the Senior Credit Facility (as defined in note 5 to the accompanying combined financial statements).

The projected uses of our cash and restricted cash are debt repayments, net capital expenditures of approximately $80 million, approximately $20 million for interest payments on outstanding debt, to reimburse Liberty Media for amounts due under various agreements and to fund potential investment opportunities at GCI Liberty. We expect corporate cash and other available sources of liquidity as discussed above to cover corporate expenses for the foreseeable future.

GCI, LLC is in compliance with all debt maintenance covenants as of September 30, 2025. See note 5 to the accompanying condensed combined financial statements for a description of all indebtedness obligations.

Critical Accounting Estimates

The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the accompanying combined financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates and accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with our audit committee.

Fair Value of Non-Financial Instruments. The Company’s non-financial instrument valuations are primarily comprised of its determination of the estimated fair value allocation of net tangible and identifiable intangible assets acquired in business combinations, the Company’s annual assessment of the recoverability of its goodwill and other nonamortizable intangibles, and the Company’s evaluation of the recoverability of its other long-lived assets upon certain triggering events.

The Company periodically reviews the carrying value of its intangible assets with definite lives and other long-lived assets to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets or asset groups might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset group, or a significant decline in the observable market value of an asset group, among others. If such facts indicate a potential impairment, the recoverability of the asset group is assessed by determining whether the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the asset group over the remaining economic life of the asset group. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is recognized.

If the carrying value of the Company’s amortizing intangible or long-lived assets exceeds their estimated fair value, the Company is required to write the carrying value down to fair value. Any such write down is included in impairment expense in the Company’s combined statements of operations. A high degree of judgment is required to estimate the fair value of the Company’s amortizing intangible and long- lived assets. The Company may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. The Company may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from the Company’s amortizing intangible or long-lived assets may differ from its estimate of fair value.

The Company utilizes the cost approach as the primary method used to establish fair value for its property and equipment in connection with business combinations. The cost approach considers the amount required to replace an asset by constructing or purchasing a new asset with similar utility, then adjusts the value in consideration of physical depreciation and functional and technological obsolescence as of the appraisal date. The cost approach relies on management’s assumptions regarding current material and labor costs required to rebuild and repurchase significant components of the Company’s property and equipment along with assumptions regarding the age and estimated useful lives of its property and equipment.

The accounting guidance permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company’s indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed.

The Company utilizes an income approach as the primary method used to establish fair value for its customer relationships and cable certificates in connection with business combinations and annual impairment testing when deemed necessary. The income approach quantifies the expected earnings of the Company’s customer relationships and cable certificates, by isolating the after tax cash flows attributable to the respective asset and then discounting the cash flows to their present value. The income approach relies on management’s assumptions such as projected revenue, market penetration, expenses, capital expenditures, customer trends, and a discount rate applied to the estimated after tax cash flows.

The Company performs an annual assessment of the recoverability of its goodwill during the fourth quarter, or more frequently, if events and circumstances indicate impairment may have occurred. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of its reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. The estimated fair value of a reporting unit has historically been determined using an income approach, when deemed necessary. The Company’s income approach model used for its reporting unit valuation is consistent with that used for the cable certificates except that cash flows from the entire business enterprise are used.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations – Consolidated – Three and Nine Months Ended September 30, 2025 and 2024—Impairment of goodwill and intangible assets” for information relating to the results of GCI Liberty’s most recent impairment assessment for the quarter ended September 30, 2025.

Income Taxes. We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year’s liability by taxing authorities. These changes could have a significant impact on our financial position.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which could include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We could achieve this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, and (ii) issuing variable rate debt with appropriate maturities and interest rates.

As of September 30, 2025, our debt is comprised of the following amounts:

Variable rate debt		Fixed rate debt
Principal	Weighted avg	Principal	Weighted avg
amount	interest rate	amount	interest rate
dollar amounts in millions
$372	6.2%	$600	4.8%

MANAGEMENT

Directors

The following sets forth certain information concerning persons who serve as the directors of GCI Liberty, including their ages, directorships held and a description of their business experience.

Name	Positions
John C. Malone Age: 84

Chairman of the Board of GCI Liberty.

Mr. Malone has also served as Chairman of the Board of Liberty Broadband since November 2014, Director and Chairman of the Board of Liberty Media since December 2010 and August 2011, respectively, Chair Emeritus of the Board of Warner Bros. Discovery since June 2025, Chairman of the Board of Liberty Global plc since June 2013, Director, Chairman of the Board and Chief Executive Officer of QVC Group, Inc., a Delaware corporation (formerly, Qurate Retail, Inc.) (“QVC Group”) from 1994 until May 2025, 1994 until March 2018 and August 2005 until February 2006, respectively, Director of Warner Bros. Discovery from April 2022 to June 2025, Chairman of the Board of the prior GCI Liberty, Inc. (“prior GCI Liberty”) from March 2018 until December 2020, Chairman of Liberty Expedia from November 2016 until July 2019, Director of Liberty Latin America Ltd. from December 2017 until December 2019, Director of Discovery from September 2008 until April 2022, Director and Chairman of the Board of DHC from March 2005 until September 2008 and May 2005 until September 2008, respectively, Chairman of the Board of LGI from June 2005 until June 2013, Director of LMI from March 2004 until June 2005, Director of UnitedGlobalCom, Inc. from January 2002 until June 2005, Director of Lions Gate Entertainment Corp. from March 2015 until September 2018, Director of Charter from May 2013 until July 2018, Director of Expedia from August 2005 until November 2012 and from December 2012 until December 2017, Director of Liberty TripAdvisor Holdings, Inc. (“Liberty TripAdvisor”) from August 2014 until June 2015, Director of Sirius XM from April 2009 until May 2013, Director of Ascent Capital Group, Inc. from January 2010 until September 2012, Director of Live Nation from January 2010 until February 2011, Chairman of the Board of DIRECTV (including predecessors) from February 2008 until June 2010 and Director of IAC/InterActiveCorp from May 2006 until June 2010. Mr. Malone has resigned as a director and Chairman of the Board of Liberty Media, effective December 2025, and in January 2026 Mr. Malone will assume the role of Chairman Emeritus of Liberty Media.

Mr. Malone, as President of Tele-Communications, Inc., co-founded Liberty Media’s predecessor and is considered one of the preeminent figures in the media and telecommunications industry. He is well known for his sophisticated problem solving and risk assessment skills.

Name	Positions
Ronald A. Duncan Age: 73

President, Chief Executive Officer and Director of GCI Liberty.

Mr. Duncan has also served as the Chief Executive Officer of GCI Holdings since March 2018, and served as a Director of prior GCI Liberty from 2018 until its acquisition by Liberty Broadband in 2020. Additionally, Mr. Duncan was a co-founder of prior GCI Liberty’s predecessor, General Communication, Inc., an Alaska corporation, and served as a director on its board from 1978 until 2018. Mr. Duncan served as Chief Executive Officer of prior GCI Liberty’s predecessor from 1988 to March 2018 and its President from January 1988 to August 2017. He has served as a Director of the National Business Aviation Association since 2006, a Director of the National Cable Television Association since 2001 and a Director of CableLabs since 2006.

Mr. Duncan’s decades-long leadership of prior GCI Liberty and its predecessor provides GCI Liberty with important telecommunications industry and regional expertise.

Brian M. Deevy Age: 70

Director of GCI Liberty.

Mr. Deevy has also served as a director of Liberty Media since June 2015. Mr. Deevy previously served as the head of Royal Bank of Canada (“RBC”) Capital Markets’ Communications, Media & Entertainment Group until June 2015, where he was responsible for strategic development of the group’s business (including mergers & acquisitions, private equity and debt capital formation and financial advisory engagements). Mr. Deevy also served as Chairman and Chief Executive Officer of Daniels & Associates, the investment banking firm that provided financial advisory services to the communications industry until it was acquired by RBC in 2007. Prior to joining Daniels & Associates, Mr. Deevy was with Continental Illinois National Bank. Mr. Deevy has served as a director of Atlanta Braves Holdings, Inc. (“Atlanta Braves Holdings”) since July 2023 and as a director of the Daniels Fund since 2003. Mr. Deevy previously served as a director of the U.S. Olympic and Paralympic Foundation from 2016 to 2024, Trine II Acquisition Corp. from November 2021 to May 2023, Ascent Capital Group, Inc. from November 2013 to May 2016 and Ticketmaster Entertainment, Inc. from August 2008 to January 2010.

Mr. Deevy brings in-depth knowledge of the communications, media and entertainment industries to the GCI Liberty board. He has an extensive background in mergers and acquisitions, investment banking and capital formation and will be able to provide strategic insights to the GCI Liberty board in these areas.

Jedd Gould Age: 58

Director of GCI Liberty.

Mr. Gould is a co-founder of Mediabids.com, Inc. (“Mediabids”) and has served as its Chief Executive Officer since its founding in 1999. Mediabids operates an extensive print advertising network across the U.S., specializing in response-based solutions in newspaper and magazine advertising. Since 2021, Mr. Gould has also served as a director of The Baltimore Banner and Venetoulis Institute for Local Journalism, a non-profit organization committed to bringing high-quality local journalism to Baltimore and central Maryland through its operation of The Baltimore Banner. Since 2024, Mr. Gould has served as President of the board of directors of KRBD Public Radio, a community radio station for southern southeast Alaska.

Mr. Gould brings to the board in-depth knowledge relating to the intersection of media and advertising, as well as familiarity with local Alaska media, which will broaden the GCI Liberty board’s qualifications and skills.

Name	Positions
On November 3, 2025, the board of directors appointed Mr. Gould as a director of GCI Liberty, effective November 10, 2025.
Richard R. Green Age: 88

Director of GCI Liberty.

Dr. Green has also served as a director of Liberty Broadband since November 2014. He was President and Chief Executive Officer of CableLabs®, the cable industry’s research and development consortium, for over 20 years, before retiring in December 2009, Senior Vice President at PBS, a public broadcaster and free-to-air television network, from 1984 to 1988, a director of CBS’s Advanced Television Technology Laboratory, a non-profit consortium that develops technology and standards to enable growth and trust in the digital media industry, from 1980 to 1983, and a director of Jones/NCTI, a Jones Knowledge Company, a workforce performance solutions company for individuals and broadband companies. Dr. Green has served as director at Liberty Global plc (“LGP”) and its predecessors since December 2008. He served as director of prior GCI Liberty from March 2018 to December 2020 and of Shaw Communications, Inc. from 2010 to May 2023.

Dr. Green has an extensive professional and executive background and particular knowledge and experience in the complex and rapidly changing field of technology for broadband communications services, which will contribute to the Company’s evaluation of technological initiatives and challenges and strengthens the GCI Liberty board’s collective qualifications, skills and attributes.

Larry E. Romrell Age: 85

Director of GCI Liberty.

Mr. Romrell has also served as a director of Liberty Media since September 2011 and QVC Group since December 2011, having previously served as a director of QVC Group from March 1999 to September 2011. Mr. Romrell has served as a director of LGP since June 2013, having previously served as a director of Liberty Global, Inc. from June 2005 to June 2013, as a director of Liberty TripAdvisor from August 2014 to April 2025 and as a director of Liberty Media International, Inc. from May 2004 to June 2005. Mr. Romrell held numerous executive positions with Tele-Communications, Inc. (“TCI”) from 1991 to 1999. Previously, Mr. Romrell held various executive positions with Westmarc Communications, Inc., a subsidiary of TCI engaged in the cable television and common carrier microwave communications businesses.

Mr. Romrell brings extensive experience, including venture capital experience, in the telecommunications industry to the GCI Liberty board and is an important resource with respect to the management and operations of companies in the media and telecommunications sector.

Executive Officers

The following sets forth certain information concerning persons (other than Mr. Duncan who serves as a director of GCI Liberty and is described above) who serve as the executive officers of GCI Liberty, including their ages, directorships held and a description of their business experience.

Mr. Wendling and Ms. Wilm also serve as officers at Liberty Live Holdings and at Liberty Media and Liberty Broadband pursuant to an existing services agreement between Liberty Broadband and Liberty Media. Notwithstanding the multiple roles served by these persons at GCI Liberty, Liberty Live Holdings, Liberty Broadband and Liberty Media, GCI Liberty believes the officers described below are the most qualified and appropriate to serve in the roles set forth below given such person’s in-depth knowledge of and experience with the business of GCI Liberty.

Name	Positions
Brian J. Wendling Age: 53

Chief Accounting Officer and Principal Financial Officer of GCI Liberty.

Mr. Wendling has also served as Principal Financial Officer and Chief Accounting Officer, since July 2019 and January 2020, respectively, of Liberty Broadband and Liberty Media and, since January 2025 of Liberty Live Holdings.

Mr. Wendling has held various positions with certain of these companies and their predecessors since 1999. Mr. Wendling also previously served as Principal Financial Officer and Chief Accounting Officer of QVC Group from July 2019 and January 2020, respectively, to March 2025, Senior Vice President and Chief Financial Officer of Liberty TripAdvisor from January 2016 to April 2025 and Principal Financial Officer and Chief Accounting Officer of Atlanta Braves Holdings from December 2022 to August 2024, LMAC from November 2020 to December 2022 and prior GCI Liberty from July 2019 and January 2020, respectively, to December 2020.

Mr. Wendling has served on the board of comScore, Inc. since March 2021.

Renee L. Wilm Age: 51

Chief Legal Officer and Chief Administrative Officer of GCI Liberty.

Ms. Wilm has also served as Chief Legal Officer and Chief Administrative Officer, since September 2019 and January 2021, respectively, of Liberty Broadband and Liberty Media and, since January 2025 of Liberty Live Holdings.

Ms. Wilm previously served as Chief Legal Officer and Chief Administrative Officer of QVC Group from September 2019 and January 2021, respectively, to May 2025 and March 2025, respectively, Liberty TripAdvisor from September 2019 and January 2021, respectively, to April 2025, Atlanta Braves Holdings from December 2022 to August 2024, and LMAC from November 2020 and January 2021, respectively, to December 2022, a director of LMAC from January 2021 to December 2022 and the Chief Legal Officer of prior GCI Liberty from September 2019 to December 2020. Ms. Wilm also served as Chief Executive Officer of Las Vegas Grand Prix, Inc., a wholly owned subsidiary of Liberty Media and Formula 1, from January 2022 to February 2025.

Prior to September 2019, Ms. Wilm was a Senior Partner with the law firm Baker Botts L.L.P., where she represented Liberty TripAdvisor, Liberty Media, QVC Group, Liberty Broadband and prior GCI Liberty and their predecessors for over twenty years, specializing in mergers and acquisitions, complex capital structures and shareholder arrangements, as well as securities offerings and matters of corporate governance and securities law compliance. At Baker Botts, Ms. Wilm was a member of the Executive Committee, the East Coast Corporate Department Chair and Partner-in-Charge of the New York office.

GCI Liberty’s executive officers will serve in such capacities until the first annual meeting of the GCI Liberty board, or until their respective successors have been duly elected and have been qualified, or until their earlier death, resignation, disqualification or removal from office. There is no family relationship between any of GCI Liberty’s executive officers or directors, by blood, marriage or adoption.

During the past ten years, none of the above persons has had any involvement in such legal proceedings as would be material to an evaluation of his or her ability or integrity.

Classification of Directors

The GCI Liberty board is classified and divided into three classes, designated Class I, Class II and Class III. The Class I directors are Messrs. Gould and Green and they are initially serving for a term expiring at the first annual meeting of stockholders held following the separation. The Class II directors are Messrs. Romrell and Deevy and they are initially serving for a term expiring at the second annual meeting of stockholders held following the separation. The Class III directors are Messrs. Malone and Duncan and they are initially serving for a term expiring at the third annual meeting of stockholders held following the separation. The members of each class serve for a staggered three-year term. The GCI Liberty board is authorized to assign members of the board of directors already in office to their respective class. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until the election and qualification of their respective successors.

Director Independence

It is GCI Liberty’s policy that a majority of the members of its board are independent of its management. For a director to be deemed independent, the GCI Liberty board must affirmatively determine that the director has no direct or indirect material relationship with the company. To assist the GCI Liberty board in determining which of its directors qualify as independent, the nominating and corporate governance committee of GCI Liberty’s board follows the Corporate Governance Rules of Nasdaq on the criteria for director independence.

In accordance with these criteria, the GCI Liberty board determined that each of Messrs. Deevy, Green and Romrell qualifies as an independent director of GCI Liberty.

Board Committees

The GCI Liberty board has the following committees: audit committee, compensation committee, nominating and corporate governance committee and executive committee. The written charters for the audit, compensation and nominating and corporate governance committees as adopted by each such committee, as well as our corporate governance guidelines (which were developed by the nominating and corporate governance committee), can be found on our website at www.gciliberty.com.

Messrs. Deevy, Green, and Romrell each serve on the audit committee, the compensation committee, and the nominating and corporate governance committee. Messrs. Malone and Duncan serve on the executive committee. Mr. Deevy serves as the chair of the audit committee, Mr. Romrell serves as the chair of the compensation committee, and Mr. Green serves as the chair of the nominating and corporate governance committee. In addition, Mr. Deevy has been designated the “audit committee financial expert” for purposes of the Exchange Act and the rules and regulations of Nasdaq, and serves on the audit committee in such capacity.

Board Composition

The GCI Liberty board is comprised of directors with a broad range of backgrounds and skill sets, including in communications. Detailed information on GCI Liberty’s policies with respect to board candidates is set forth in our corporate governance guidelines (which were developed by the nominating and corporate governance committee), which can be found on our website at www.gciliberty.com.

Compensation Committee Interlocks and Insider Participation

No member of GCI Liberty’s compensation committee has been, during 2025, an officer or employee of GCI Liberty or Liberty Broadband. No interlocking relationship exists between the GCI Liberty board and its compensation committee and the board of directors or compensation committee of any other company.

EXECUTIVE COMPENSATION

Our executive officers are comprised of Ronald A. Duncan as Chief Executive Officer and President, Brian J. Wendling as Principal Financial Officer and Chief Accounting Officer, and Renee L. Wilm as Chief Legal Officer and Chief Administrative Officer. We are a newly formed company, and therefore, did not pay compensation to our executive officers in 2024.

Chief Executive Officer Employment Agreement and Equity Awards

Employment Agreement, Generally. We entered into a new employment agreement with Mr. Duncan on August 22, 2025 (the “Employment Agreement”), which generally replaced Mr. Duncan’s prior employment agreement with GCI Communication Corp. (“GCI Corp.”), effective as of the time of the spin-off.

The Employment Agreement provides that Mr. Duncan will continue to serve as the Chief Executive Officer and President of our Company and has a term that began on July 15, 2025 and which is scheduled to end on December 31, 2028. Pursuant to the Employment Agreement, Mr. Duncan is paid an annual base salary of $990,000 and is eligible to participate in the discretionary annual target cash incentive program (the “Target Cash IC Program”) pursuant to which Mr. Duncan is eligible to receive annual target cash incentive compensation of $1,252,741 in each calendar year from 2026 through 2028 (the “Duncan Annual Target Cash IC” or the “Duncan Cash IC”) and annual performance-based restricted stock unit grants with a target grant value of $626,371 in each of 2026, 2027 and 2028 (the “Duncan Annual Target Equity IC” or the “Duncan Equity IC”). Each of the Duncan Cash IC and Duncan Equity IC will be subject to the achievement of annual performance metrics established by our compensation committee. On August 21, 2025, Mr. Duncan received, pursuant to the terms of his prior employment agreement with GCI Corp, a grant of 18,423 performance-based restricted stock units with respect to GLIBK pursuant to the GCI Liberty, Inc. 2025 Omnibus Incentive Plan, which is described under “— Equity Incentive Plans” below, for the 2025 calendar year and he remains eligible to participate in the discretionary annual target cash incentive program for the 2025 calendar year as set forth in his prior employment agreement with GCI Corp. In connection with the entry into the Employment Agreement, on August 21, 2025, Mr. Duncan also received a grant of options to purchase 814,441 shares of GLIBK for an exercise price equal to $37.85 per share and a grant-date fair value of $9 million (the “Multi-Year Option Award”), which options are scheduled to vest in three equal installments on December 31 of each of 2026, 2027 and 2028, in each case, subject to Mr. Duncan remaining employed through the applicable vesting date.

Pursuant to the Employment Agreement, Mr. Duncan is eligible to participate in all health, welfare and retirement plans that are generally available to other similarly situated executives of GCI Corp. The Employment Agreement, together with an aircraft agreement, which was entered into by GCI Corp and Mr. Duncan simultaneously with the Employment Agreement, provide that, effective from January 1, 2025, Mr. Duncan is entitled to 100 hours per year of personal flight time on an aircraft leased by GCI Corp through the first to occur of (i) the date that Mr. Duncan ceases to be employed by our company or any of our subsidiaries and (ii) the date that GCI Corp ceases to own or lease any aircraft. Up to 25 hours of such annual allotment may be rolled over for use in a subsequent calendar year, up to a maximum amount of 150 hours of total flight time per year. In the event of Mr. Duncan’s termination of employment other than for “cause” (as defined in the Employment Agreement) and not due to Mr. Duncan’s death, Mr. Duncan would remain entitled to use up to one-third of such flight hours during the 120-day period following his termination. In addition, pursuant to the Employment Agreement, Mr. Duncan may also access GCI Corp’s remote fishing retreat (the “retreat”) for occasional personal use and has limited contract rights to purchase the retreat at fair market value. In the event Mr. Duncan’s employment is terminated for any reason other than for cause, by Mr. Duncan without “good reason” (as defined in the Employment Agreement) prior to December 31, 2025, or due to Mr. Duncan’s death, Mr. Duncan also would receive certain post-employment benefits for ten years, such as paid health insurance premiums (subject to certain limitations once Mr. Duncan or his spouse are 65 or older), continued access to the retreat and continued ability to purchase the retreat on the same terms as described above. Mr. Duncan also would be provided office space and IT support for ten years post-employment.

Termination without “Cause” or for “Good Reason.” If, prior to December 31, 2028, Mr. Duncan’s employment is terminated by him for “good reason” or by our Company without “cause” (each as defined in the Employment Agreement), then Mr. Duncan would receive cash severance equal to the sum of,  (A) if not otherwise eligible to receive such amounts pursuant to the terms of any program or award agreement under which such incentive compensation was granted, any annual bonus for the year prior to the year of termination, to the extent not yet paid and the Duncan Annual Target Cash IC and the Duncan Annual Target Equity IC for the year of termination (prorated based on his employment during the year), paid in a lump sum, and (B) the sum of his base salary, the Duncan Annual Target Cash IC and the Duncan Annual Target Equity IC, paid in twelve equal installments. As a condition to his receipt of any cash severance payments as a result of his termination, Mr. Duncan must execute a release in favor of our Company in accordance with the terms of his compensation arrangement and he must comply with certain restrictions that continue to apply following his termination. Subject to Mr. Duncan’s execution of a release in favor of our Company, Mr. Duncan would also be entitled to pro-rata (plus one-year look forward) vesting of each tranche of his Multi-Year Option Award with additional time to exercise (subject to the original expiration date).

Termination as a result of Death or Disability. If Mr. Duncan’s employment is terminated as a result of his death or due to his disability, then, subject to Mr. Duncan’s (or his estate’s, as applicable) execution of a release in favor of our Company, Mr. Duncan would be entitled to full vesting of his Multi-Year Option Award with additional time to exercise (subject to the original expiration date).

Termination at the end of the Term. If Mr. Duncan’s employment is terminated at or following December 31, 2028 for any reason, Mr. Duncan will remain eligible to receive the amount payable under the Target Cash IC Program and Duncan Equity IC Program in each case, for 2028.

Restrictive Covenants and Post-Termination Obligations. Mr. Duncan is also subject to certain perpetual confidentiality obligations and certain non-competition and non-solicitation obligations that apply during and for 12 months following his termination under the Employment Agreement.

Equity Awards Outstanding at Time of Spin-Off. Mr. Duncan’s RSUs with respect to Liberty Broadband’s Series C common stock, par value $0.01 per share (“LBRDK”), that were outstanding as of spin-off were substituted for RSUs relating to GLIBK, which were issued pursuant to the transitional plan, which is described under “— Equity Incentive Plans” below.

Our Other Executive Officers

In connection with the spin-off, we have entered into a services agreement with Liberty Media pursuant to which we pay Liberty Media a monthly management fee on a fixed fee basis, the amount of which is subject to quarterly review by our audit committee and at least annual review by our compensation committee, in exchange for the provision of certain administrative and management services by Liberty Media and its employees, including the services of Mr. Wendling and Ms. Wilm. Because Mr. Wendling and Ms. Wilm are officers of Liberty Media, and prior to the spin-off, Mr. Duncan was an officer of Liberty Broadband’s subsidiary, historical compensation paid to Messrs. Duncan and Wendling and Ms. Wilm prior to the spin-off has been for his or her services to Liberty Media and the other service companies, or a subsidiary of Liberty Broadband, as applicable, and is not described in this registration statement.

Directors

Each of our directors who is not an employee of our Company is paid an annualized fee of $250,000 (which we refer to as the “director fee”), of which $50,000 is payable in cash (the “cash retainer fee”) and the balance is payable in options to purchase shares of our company’s non-voting common stock. In addition, each member who serves on our audit committee, compensation committee and nominating and corporate governance committee receives an additional annualized fee, which each director is permitted to elect to receive in options or cash, of $15,000, $10,000 and $10,000, respectively, for his or her participation on each such committee, except that the chairperson of each such committee instead receives an additional annual fee of $25,000, $15,000 and $15,000, respectively, for his or her participation on that committee. Director fees and the fees for participation on committees paid in cash are payable quarterly in arrears.

The amounts of the director fees and the fees for participation on committees are prorated for 2025 following the spin-off. Pursuant to our director compensation policy and the 2025 incentive plan (described below), for Messrs. Deevy’s, Green’s and Romrell’s prorated 2025 director fee payable in options and fees for their participation on committees which they elected to receive in options, we granted 11,085, 10,406 and 10,859 options to purchase shares of GLIBK, at an exercise price of $37.85, to each of Messrs. Deevy, Green and Romrell, respectively, which become exercisable on December 6, 2025, or on such earlier date that the grantee ceases to be a director because of death or disability, and, unless our board of directors determines otherwise, will be forfeited if the grantee resigns or is removed from our board before the vesting date. For Mr. Gould’s service as a director during 2025, he will receive a prorated director fee, payable in cash. Any prorated cash fees remaining for 2025 will be paid quarterly in arrears.

Equity Incentive Plans

GCI Liberty 2025 Omnibus Incentive Plan

In connection with the spin-off, we adopted the GCI Liberty, Inc. 2025 Omnibus Incentive Plan (the “2025 incentive plan”). The 2025 incentive plan is designed to provide additional remuneration to our nonemployee directors and to officers, employees and independent contractors of our Company, our subsidiaries or Liberty Media for exceptional service and to encourage their investment in our Company. Non-qualified stock options, stock appreciation rights, restricted shares, RSUs, cash awards, performance awards or any combination of the foregoing may be granted under the 2025 incentive plan (collectively, “awards”). The maximum number of shares of GCI Group common stock and Ventures Group common stock with respect to which awards may be granted will be 5 million, subject to anti-dilution and other adjustment provisions of the 2025 incentive plan. No nonemployee director will be permitted to be granted during any calendar year awards having a value (as determined on the grant date of such award) in excess of $1 million. Shares of GCI Group common stock and Ventures Group common stock issuable pursuant to awards will be made available from either authorized but unissued shares or shares that have been issued but reacquired by GCI Liberty. The 2025 incentive plan is administered by our compensation committee with regard to all awards granted under the 2025 incentive plan and our compensation committee has full power and authority to determine the terms and conditions of such awards (provided that awards granted to the nonemployee directors may also be administered by the full board).

GCI Liberty Transitional Stock Adjustment Plan

In connection with the spin-off, RSUs with respect to our GCI Group common stock (“new GLIBK RSUs”) were issued in connection with adjustments made to outstanding RSUs with respect to LBRDK held by individuals who provide services primarily or solely to our Company or our subsidiaries (“GCI employees”). These new GLIBK RSUs were issued pursuant to the GCI Liberty, Inc. 2025 Transitional Stock Adjustment Plan (the “transitional plan”), which governs the terms and conditions of the new GLIBK RSUs but cannot be used to make any additional grants following the spin-off.

Equity Compensation Plan Information

The following table reflects the equity awards that were outstanding as of September 30, 2025.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights or settlement of restricted stock units (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)
GCI Liberty, Inc. 2025 Omnibus Incentive Plan			3,971,454	(2)
GLIBA	—	—
GLIBB	—	—
GLIBK	1,028,546	37.85
Series A Ventures Group common stock	—	—	—
Series B Ventures Group common stock	—	—	—
Series C Ventures Group common stock	—	—	—
GCI Liberty, Inc. Transitional Stock Adjustment Plan			—	(3)
GLIBA	—	—
GLIBB	—	—
GLIBK	160,289	—
(1)	Each plan was approved by Liberty Broadband in its capacity as the sole stockholder of our Company prior to the spin-off.
(2)	The 2025 incentive plan permits grants of, or with respect to, shares of any series of our common stock, subject to a single, aggregate limit. The amounts reported for the 2025 incentive plan reflect 846,791 shares of GLIBK to be issued upon exercise of outstanding options and 181,755 shares of GLIBK to be issued upon the settlement of restricted stock units. For restricted stock units subject to performance-based vesting requirements, such amounts vested at 100% of target performance and therefore are reflected as such in the above table. The weighted average exercise prices relate solely to outstanding options and do not take into account restricted stock units, which by their nature do not have an exercise price.
(3)	The transitional plan governs the terms and conditions of new GLIBK RSUs that were granted in connection with the spin-off as a result of adjustments made to outstanding RSUs with respect to LBRDK held by GCI employees. As a result, GCI Liberty does not anticipate further grants will be permitted under this plan. The amounts reported for the transitional plan reflect shares of GLIBK issuable upon the settlement of the new GLIBK RSUs, which by their nature do not have an exercise price.

Option Grant Practices

We do not have a formal policy with respect to the timing of our option grants. We do not grant options in anticipation of the release of material nonpublic information, and we do not time the release of material nonpublic information based on option grant dates or for the purpose of affecting the value of executive compensation. In addition, we do not take material nonpublic information into account when determining the timing and terms of such options.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth information concerning the estimated beneficial ownership of each person or entity who beneficially owns more than five percent of the outstanding shares of any class or series of GCI Liberty’s voting stock as of September 30, 2025. All of such information is based on publicly available filings, unless otherwise known to GCI Liberty from other sources.

Unless otherwise indicated, the security ownership information for GCI Liberty voting stock has been estimated based upon 3,650,938 shares of GLIBA, 400,806 shares of GLIBB and 24,646,095 shares of GLIBK outstanding as of September 30, 2025. The percentage voting power is presented on an aggregate basis for all shares of GLIBA and GLIBB. Shares of GLIBK are, however, non-voting (except as otherwise required by Nevada law) and, therefore, in the case of percentage of voting power, are not included.

For purposes of the following presentation, beneficial ownership of shares of GLIBB, though convertible on a one-for-one basis into shares of GLIBA, is reported as beneficial ownership of GLIBB only, and not as beneficial ownership of GLIBA. So far as is known to us, the persons indicated below have sole voting and dispositive power with respect to the shares indicated as owned by them, except as otherwise stated in the notes to the table.

Name and Address of Beneficial Owner	Title of Series	Amount and Nature of Beneficial Ownership		Percent of Series (%)	Voting Power (%)
John C. Malone	GLIBA	332,471	(1)	9.1%	53.5	%(1)
c/o GCI Liberty, Inc.	GLIBB	376,534	(1)	93.9%
12300 Liberty Boulevard	GLIBK	1,343,179	(1)	5.4%
Englewood, CO 80112
Crossingbridge Advisors, LLC	GLIBA	386,072	(2)	10.6%	5.0%
427 Bedford Road, Suite 220	GLIBB	—		—
Pleasantville, NY 10570	GLIBK	—		—
Aristeia Capital, L.L.C.	GLIBA	319,839	(3)	8.8%	4.2%
One Greenwich Plaza, Suite 300	GLIBB	—		—
Greenwich, CT 06830	GLIBK	1,190,438	(4)	4.8%
The Vanguard Group	GLIBA	312,426	(5)	8.6%	4.1%
100 Vanguard Blvd.	GLIBB	—		—
Malvern, PA 19355	GLIBK	2,179,926	(6)	8.8%
BlackRock, Inc.	GLIBA	210,916	(7)	5.8%	2.8%
50 Hudson Yards	GLIBB	—		—
New York, NY 10001 Blvd.	GLIBK	1,447,650	(8)	5.9%
(1)	Information with respect to shares of our capital stock beneficially owned by Mr. Malone, our Chairman of the Board, is also set forth in “—Security Ownership of Management.”
(2)	Based on Schedule 13G, filed on August 7, 2025 by Crossingbridge, which states that, with respect to GLIBA, Crossbridge has shared voting power and shared dispositive power over 386,072 shares.
(3)	GCI Liberty expects, based on Form 13F, filed August 14, 2025 by Aristeia with respect to Liberty Broadband’s Series A common stock, par value $0.01 per share, that Aristeia has sole voting power and sole investment discretion over 319,839 shares of GLIBA.
(4)	GCI Liberty expects, based on Form 13F, filed August 14, 2025 by Aristeia with respect to LBRDK, that Aristeia has sole voting power and sole investment discretion over 1,190,438 shares of GLIBK.
(5)	Based on Schedule 13G, filed on October 30, 2025, which states that, with respect to GLIBA, Vanguard has shared voting power over 16,541 shares, shared dispositive power over 18,653 shares and sole dispositive power over 293,773 shares.
(6)	Based on Schedule 13G, filed on October 30, 2025, which states that, with respect to GLIBK, Vanguard has shared voting power over 138,900 shares, shared dispositive power over 166,993 shares and sole dispositive power over 2,012,933 shares.

(7)	Based on Schedule 13G, filed on October 17, 2025 by BlackRock, which states that, with respect to GLIBA, BlackRock has sole voting power over 204,164 shares and sole dispositive power over 210,916 shares.
(8)	Based on Schedule 13G, filed on October 17, 2025 by BlackRock, which states that, with respect to GLIBK, BlackRock has sole voting power over 1,396,403 shares and sole dispositive power over 1,447,650 shares.

Security Ownership of Management of GCI Liberty

The following table sets forth information concerning the beneficial ownership by each director or named executive officer of GCI Liberty and all of the directors and executive officers of GCI Liberty as a group of shares of GLIBA, GLIBB and GLIBK, in each case, as of September 30, 2025.

Unless otherwise indicated, the security ownership information for GCI Liberty voting stock is based upon 3,650,938 shares of GLIBA, 400,806 shares of GLIBB and 24,646,095 shares of GLIBK outstanding as of September 30, 2025. The percentage voting power is presented on an aggregate basis for all shares of GLIBA and GLIBB. Shares of GLIBK are, however, non-voting (except as otherwise required by Nevada law) and, therefore, in the case of percentage of voting power, are not included.

No shares of GCI Liberty non-voting preferred stock are held by an executive officer or director of GCI Liberty, and therefore, the non-voting preferred stock is not included below.

For purposes of the following presentation, beneficial ownership of shares of GLIBB, though convertible on a one-for-one basis into shares of GLIBA, is reported as beneficial ownership of GLIBB only, and not as beneficial ownership of GLIBA. So far as is known to us, the persons indicated below have sole voting and dispositive power with respect to the shares indicated as owned by them, except as otherwise stated in the notes to the table.

Name	Title of Series	Amount and Nature of Beneficial Ownership (in thousands)		Percent of Series (%)	Voting Power (%)
John C. Malone	GLIBA	332	(1)(2)	9.1%	53.5	%(3)
Chairman of the Board	GLIBB	377	(1)(4)(5)(6)	93.9%
	GLIBK	1,343	(1)(4)(5)(6)(7)	5.5%
Ronald A. Duncan	GLIBA	—		—	—
President, Chief Executive Officer and	GLIBB	—		—
Director	GLIBK	106	(8)	*
Brian M. Deevy	GLIBA	—		—	—
Director	GLIBB	—		—
	GLIBK	—		—
Jedd Gould(9)	GLIBA	**		*	*
Director	GLIBB	**		*
	GLIBK	**		*
Richard R. Green	GLIBA	**	(10)	*	*
Director	GLIBB	—		—
	GLIBK	2	(10)	*
Larry E. Romrell	GLIBA	—		—	—
Director	GLIBB	—		—
	GLIBK	—		—
Brian J. Wendling	GLIBA	—		—	—
Chief Accounting Officer and Principal	GLIBB	—		—
Financial Officer	GLIBK	3		*
Renee L. Wilm	GLIBA	—		—	—
Chief Legal Officer and Chief	GLIBB	—		—
Administrative Officer	GLIBK	2		*
All directors and executive officers as a group (7 persons)	GLIBA	333	(1)(2)(10)	9.1%	53.5	%(3)
	GLIBB	377	(1)(4)(5)(6)	93.9%
	GLIBK	1,455	(1)(4)(5)(6)(7)(8)(10)	5.9%
*	Less than one percent

**	Less than 1,000 shares
(1)	Includes 5,088 GLIBA shares, 11,528 GLIBB shares and 71,421 GLIBK shares held in a revocable trust with respect to which Mr. Malone and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by such trust.
(2)	Includes 12,500 shares of GLIBA held by The Malone Family Land Preservation Foundation as to which shares Mr. Malone has disclaimed beneficial ownership.
(3)	Pursuant to the Malone nonvoting side letter (as described below under “Certain Relationships and Related Party Transactions—Related Party Agreements Relating to GCI Liberty—Malone Nonvoting Side Letter”), each member of the Malone GCI group, including Mr. Malone, irrevocably and unconditionally agreed that at any meeting of the GCI Liberty stockholders (as defined below) and in connection with any written consent of the GCI Liberty stockholders, the members of the Malone GCI group, in the aggregate, will not vote any shares of GCI Liberty voting stock beneficially owned by the Malone GCI group that, if voted, would result in the aggregate voting power of the Malone GCI group exceeding approximately 49.3%.
(4)	Includes 3,668 shares of GLIBB and 42,666 shares of GLIBK held by two trusts with respect to which Mr. Malone is the sole trustee and, with Mrs. Malone, retains a unitrust interest.
(5)	Includes 3,388 GLIBB shares and 4,463 GLIBK shares held by a trust which is managed by an independent trustee and one of Mr. Malone’s adult children, of which the beneficiary is one of Mr. Malone’s adult children and in which Mr. Malone has no pecuniary interest. Mr. Malone retains the right to substitute assets held by such trust and has disclaimed beneficial ownership of the shares held by such trust.
(6)	Includes 2,045 GLIBB shares and 3,271 GLIBK shares held by a trust managed by an independent trustee, of which the beneficiary is one of Mr. Malone’s adult children and in which Mr. Malone has no pecuniary interest. Mr. Malone retains the right to substitute assets held by such trust and has disclaimed beneficial ownership of the shares held by such trust.
(7)	Includes an aggregate of 280,000 GLIBK shares held by Mr. Malone which are pledged to a financial institution in connection with certain loan facilities and “zero-cost collars” extended by such financial institution.
(8)	Includes the following: (a) 79,424 shares of GLIBK in which Mr. Duncan has a direct pecuniary interest; (b) 557 shares of GLIBK allocated to Mr. Duncan under the GCI 401(k) Plan of GCI Corp.; (c) 1,461 shares of GLIBK held by Missy, LLC, which is 25% owned by a limited liability company for which Mr. Duncan serves as the managing member; (d) 5,431 shares of GLIBK held by Mr. Duncan’s wife, Ms. Dani Bowman, of which Mr. Duncan has disclaimed beneficial ownership; (e) 14,870 shares of GLIBK held by 560 Company, Inc., which is 55% owned by Mr. Duncan and for which Mr. Duncan has voting and dispositive power; (f) 3,212 shares of GLIBK held by a foundation over which Mr. Duncan has voting control, but no pecuniary interest; and (g) 839 shares of GLIBK held by a limited liability company of which Mr. Duncan is the controlling member. Includes 61,815 shares of GLIBK pledged as security for certain margin loan facilities as of September 30, 2025.
(9)	On November 3, 2025, the board of directors appointed Mr. Gould as a director of GCI Liberty, effective November 10, 2025.
(10)	Includes 33 GLIBA shares and 126 GLIBK shares held by Dr. Green’s wife, as to which Dr. Green has disclaimed beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

GCI Liberty’s board has adopted a Code of Business Conduct and Ethics, which includes a policy for the review, approval or ratification of any transactions or arrangements involving related parties. All of GCI Liberty’s directors, executive officers and employees are subject to the policy and are asked to promptly report any such related party transaction. The Code of Business Conduct and Ethics provides that, if a director or executive officer has an actual or potential conflict of interest (which includes being a party to a proposed “related-party transaction” (as defined by Item 404 of Regulation S-K)), the director or executive officer should promptly inform the person designated by its board to address such actual or potential conflicts. The Code of Business Conduct and Ethics also provides that no related party transaction may be effected by GCI Liberty without the approval of the audit committee of its board or another independent body of its board designated to address such actual or potential conflicts. GCI Liberty directors are asked to recuse themselves from any discussion or decision by the board or a board committee that involves or affects their personal, business or professional interests.

Relationships Between GCI Liberty and Liberty Broadband

Since immediately following the separation, GCI Liberty and Liberty Broadband operate independently, and neither has any ownership interest in the other. In order to govern certain of the ongoing relationships between GCI Liberty and Liberty Broadband after the separation and to provide mechanisms for an orderly transition, GCI Liberty and Liberty Broadband entered into certain agreements, the terms of which are summarized in the section “—Agreements Relating to the Spin-Off” below. GCI Liberty does not expect these agreements to be impacted by the completion of the Charter combination and, in connection with such completion, Charter will sign a joinder to each of the separation and distribution agreement, the tax sharing agreement and the tax receivables agreement.

Prior to the separation, Liberty Broadband owned a 100% equity interest in GCI Liberty. Since immediately following the separation, Liberty Broadband does not own any equity interest in GCI Liberty.

Relationships Between GCI Liberty and Liberty Media

In connection with the separation, GCI Liberty and Liberty Media (and/or one or more of their subsidiaries) entered into certain agreements pursuant to which Liberty Media provides certain services or otherwise share certain resources with GCI Liberty, the terms of which are summarized in the section “—Agreements Relating to the Spin-Off” below. In addition, GCI Liberty anticipates entering into, from time to time, agreements and arrangements with Liberty Media and certain of its related entities, in connection with, and in the ordinary course of, its business.

Agreements Relating to the Spin-Off

Separation and Distribution Agreement

A copy of the separation and distribution agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The provisions of the separation and distribution agreement are extensive and not easily summarized. Accordingly, this summary does not purport to be complete and may not contain all of the information about the separation and distribution agreement that is important to you. We encourage you to read the separation and distribution agreement carefully in its entirety for a more complete understanding of the separation and distribution agreement.

Contribution

Prior to the distribution, Liberty Broadband, in exchange for GCI Liberty stock, including GCI Liberty non-voting preferred stock, and the assumption by GCI Liberty of certain GCI Liberty liabilities, (a) caused all of its (and its subsidiaries) rights, title and interest in and to all assets used or held for use solely or primarily in GCI or any of its subsidiaries (collectively, the “GCI Liberty assets”) and the GCI Business and (b) caused all of the liabilities incurred or accrued by GCI Liberty, GCI or any of its subsidiaries in, or any liabilities to the extent solely or primarily arising out of or relating to, the operation of the GCI Business (collectively, the “GCI Liberty liabilities”) to be assigned, directly or indirectly, to or to be incurred by, GCI Liberty or its subsidiaries; provided, that all fees, costs and expenses incurred, accrued, paid or payable by or on behalf of Liberty Broadband, GCI Liberty or any of their respective subsidiaries in connection with the spin-off (excluding any indemnity obligations under the separation and distribution agreement) did not constitute GCI Liberty liabilities and were expressly retained by Liberty Broadband. Once the contribution was completed, but prior to completing the distribution, GCI Liberty owned and was obligated for all of the GCI Liberty assets and GCI Liberty liabilities. Liberty Broadband contributed all such assets and businesses to GCI Liberty on an “as is, where is” basis.

In connection with the separation, Liberty Broadband sold all 10,000 shares of GCI Liberty non-voting preferred stock it held as of such time to the third-party preferred purchasers for $10 million.

Reclassification

As part of the separation, all of the shares of existing GCI Liberty common stock were automatically reclassified into a sufficient number of shares of Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock to complete the divestiture of GCI Liberty pursuant to the distribution.

Distribution

Following the contribution, Liberty Broadband declared the dividend for the distribution and caused the distribution agent to effect the distribution pursuant to which, (i) each holder of record of a share of Liberty Broadband Series A common stock as of the record date received 0.20 of a share of Series A GCI Group common stock, (ii) each holder of record of a share of Liberty Broadband Series B common stock as of the record date received 0.20 of a share of Series B GCI Group common stock and (iii) each holder of record of a share of Liberty Broadband Series C common stock as of the record date received 0.20 of a share of Series C GCI Group common stock, in each case, with cash (without interest) being paid in lieu of any fractional shares of GCI Group common stock being distributed.

Mutual Indemnification Obligations

The separation and distribution agreement provides for mutual indemnification obligations between Liberty Broadband and GCI Liberty. GCI Liberty is required to indemnify the Liberty Broadband indemnified parties from and against all losses incurred by the Liberty Broadband indemnified parties to the extent arising out of, resulting from or in connection with (a) the conduct of the businesses of GCI and its subsidiaries, (b) the GCI Liberty assets and GCI Liberty liabilities, (c) any breach of, or failure to perform or comply with, any covenant, undertaking or obligation of any member of the Spinco group under the separation and distribution agreement or certain other agreements referenced therein or (d) any untrue statement of material fact in the prior registration statement or other disclosure document filed with the SEC in connection with the distribution (other than those untrue statements of material fact made by Liberty Broadband or for which Liberty Broadband provided information in writing), or Liberty Broadband’s disclosure documents filed with the SEC prior to the effective time of the distribution for which the applicable disclosure relates to any member of the Spinco group or for which the Spinco group or its predecessors provided information in writing.

In addition, Liberty Broadband is required to indemnify the GCI Liberty indemnified parties for all losses incurred by the GCI Liberty indemnified parties from and against all losses incurred by the GCI Liberty indemnified parties to the extent arising out of, resulting from or in connection with (a) the conduct of the businesses retained by Liberty Broadband in accordance with the separation and distribution agreement, (b) the assets and liabilities retained by Liberty Broadband in accordance with the separation and distribution agreement, (c) any breach of, or failure to perform of comply with, any covenant, undertaking or obligation of any member of the Liberty Broadband group under the separation and distribution agreement or certain other agreements referenced therein, or (d) any untrue statement of material fact in the prior registration statement where such untrue statement of material fact is made by Liberty Broadband or for which Liberty Broadband provided information in writing, or Liberty Broadband’s disclosure documents filed with the SEC prior to the effective time of the distribution (other than those untrue statements of material fact that arise out of disclosures in such disclosure documents filed with the SEC relating to the Spinco group or for which the Spinco group or its predecessors provided information in writing).

At the completion of the Charter combination, in accordance with the Charter merger agreement, Charter will execute a joinder agreement to the separation and distribution agreement, pursuant to which, from and after the closing of the Charter combination, Charter will be directly responsible and liable for Liberty Broadband’s obligations under the separation and distribution agreement, including Liberty Broadband’s indemnification obligations. These indemnification obligations exclude any matters relating to taxes.

Termination

The separation and distribution agreement may not be terminated without the written agreement of all the parties and, if the Charter merger agreement has not been terminated, the prior written consent of Charter. If the separation and distribution agreement is terminated it will immediately become void and the parties thereto will have no liability to each other with respect to the transactions contemplated by the separation and distribution agreement.

Tax Sharing Agreement

A copy of the tax sharing agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The provisions of the tax sharing agreement are extensive and not easily summarized. Accordingly, this summary does not purport to be complete and may not contain all of the information about the tax sharing agreement that is important to you. We encourage you to read the tax sharing agreement carefully in its entirety for a more complete understanding of the tax sharing agreement.

In connection with the distribution, GCI Liberty and Liberty Broadband entered into the tax sharing agreement. The tax sharing agreement generally allocates to GCI Liberty taxes, tax benefits, tax items, and tax-related losses attributable to the business conducted by GCI Liberty, GCI, LLC, and their respective subsidiaries, and generally allocates to Liberty Broadband taxes, tax benefits, tax items, and tax- related losses attributable to the business conducted by Liberty Broadband and its subsidiaries (other than GCI Liberty, GCI, LLC, and their respective subsidiaries). In addition, subject to the tax receivables agreement (described below), the tax sharing agreement generally allocates (i) to Liberty Broadband, taxes arising as a result of the separation (and certain tax elections made in connection with such transactions), and (ii) to GCI Liberty, tax benefits resulting from certain tax elections made in connection with such transactions. The tax sharing agreement also includes provisions addressing the filing of tax returns, control of tax audits, cooperation on tax matters, retention of tax records, indemnification, and other tax matters. Upon Charter’s execution of a joinder agreement to the tax sharing agreement at the completion of the Charter combination, Charter will become entitled to exercise and enforce all of the rights of, and become jointly and severally liable for all of the obligations and liabilities of, Liberty Broadband under the tax sharing agreement.

References in this summary to the “GCI Liberty group” mean, with respect to any post-distribution period, GCI Liberty and its subsidiaries, and references to the “GCI Liberty business” generally mean, (i) with respect to any pre-distribution period, the business conducted by GCI Liberty, GCI, LLC and their respective subsidiaries, and (ii) with respect to any post-distribution period, the business conducted by the GCI Liberty group. References in this summary to the “Liberty Broadband group” mean, with respect to any post-distribution period, Liberty Broadband and its subsidiaries, and references to the “Liberty Broadband business” generally mean, (i) with respect to any pre-distribution period, the business conducted by Liberty Broadband and its subsidiaries (other than the GCI Liberty business), and (ii) with respect to any post-distribution period, the business conducted by the Liberty Broadband group.

In addition, references in this summary (a) to the term “contribution” mean the contribution by Liberty Broadband of all of the outstanding equity interests of GCI, LLC to GCI Liberty in exchange for GCI Liberty stock, including GCI Liberty non-voting preferred stock, and the assumption by GCI Liberty of certain liabilities, (b) to the term “transactions” mean the contribution, the distribution, the reclassification and the preferred stock sale, (c) to the term “Section 338(h)(10) entities” mean GCI, LLC and any of GCI, LLC’s subsidiaries treated as U.S. corporations for U.S. federal income tax purposes, (d) to the term “Section 338(h)(10) elections” mean, with respect to the contribution, elections provided for by Section 338(h)(10) of the Code (and any corresponding elections under state, local or non-U.S. tax law) to be jointly made by Liberty Broadband and GCI Liberty with respect to the Section 338(h)(10) entities, (e) to the term “Section 336(e) entities” mean GCI Liberty, GCI, LLC and any of GCI, LLC’s subsidiaries treated as U.S. corporations for U.S. federal income tax purposes, (f) to the term “Section 336(e) elections” mean, with respect to the distribution, elections provided for by Section 336(e) of the Code (and any corresponding elections under state, local or non-U.S. tax law) to be made by Liberty Broadband with respect to the Section 336(e) entities, and (g) to the term “transaction taxes” mean any taxes imposed on any member of the Liberty Broadband group or GCI Liberty group as a result of the transactions (including as a result of the Section 336(e) elections and Section 338(h)(10) elections) and/or the Charter combination, including any taxes imposed on any payments made between the parties under the tax sharing agreement, the tax receivables agreement, or the separation and distribution agreement.

Under the tax sharing agreement, Liberty Broadband is liable for the taxes (initially determined without regard to tax benefits) allocated to it, as reduced first by any tax benefits allocated to it and then by any tax benefits allocated to GCI Liberty (to the extent such benefits are not first used by GCI Liberty), and must pay such taxes, as so reduced, to the applicable tax authority or to GCI Liberty (if required to indemnify GCI Liberty for such taxes). Similarly, GCI Liberty is liable for the taxes (initially determined without regard to tax benefits) allocated to GCI Liberty, as reduced first by any tax benefits allocated to it and then by any tax benefits allocated to Liberty Broadband (to the extent such benefits are not first used by Liberty Broadband), and must pay such taxes, as so reduced, to the applicable tax authority or to Liberty Broadband (if required to indemnify Liberty Broadband for such taxes).

Generally, the tax sharing agreement allocates to GCI Liberty all taxes, tax items and tax benefits that are attributable to or arise from the GCI Liberty business (including the operation and activities thereof) for any tax period (or portion thereof), and allocates to Liberty Broadband all taxes and tax items of the Liberty Broadband business, and all tax benefits not attributable to or arising from (x) the GCI Liberty business, (y) the Section 338(h)(10) elections, or (z) the Section 336(e) elections. Subject to the tax receivables agreement, all transaction taxes are allocated to Liberty Broadband, and all tax benefits resulting from the Section 338(h)(10) elections and Section 336(e) elections are allocated to GCI Liberty. All payments in respect of taxes made by GCI, LLC or any of its subsidiaries to Liberty Broadband or any of its subsidiaries (other than GCI, LLC or its subsidiaries) with respect to any pre-distribution period reduce the amount of any taxes allocated to GCI Liberty, except to the extent such a payment is attributable to a payment of taxes for which Liberty Broadband is entitled to a tax refund that is allocated to GCI Liberty under the terms of the tax sharing agreement. Each party is generally entitled to any refunds of taxes allocated to it under the tax sharing agreement.

If a tax benefit arises in any post-distribution period, the relevant member of the GCI Liberty group shall waive the carryback of such tax benefit to the fullest extent permitted under applicable tax law. If, however, a tax benefit attributable to or arising from the GCI Liberty business is required to be carried back from a post-distribution period to generate a tax benefit on a combined tax return filed with respect to a tax period beginning in a pre-distribution period then, upon the request of GCI Liberty, Liberty Broadband shall use its commercially reasonable efforts to obtain a tax refund in respect of such tax benefit, and shall pay the amount of such tax benefit (net of any taxes or expenses) over to GCI Liberty.

The parties must indemnify each other for taxes allocated to them under the tax sharing agreement and for taxes and losses arising from a breach by them of their respective covenants and obligations under the tax sharing agreement. Except as described below, any reimbursements or indemnity payments will initially be made between Liberty Broadband and GCI Liberty on the basis of the tax returns as filed or, if the tax is not reported on a tax return, on the basis of the amount of tax initially paid to the tax authority. Additional payments will then be made if additional taxes are subsequently paid, refunds or tax benefits are subsequently received or utilized or the amount or character of any tax item is adjusted or redetermined.

Tax Receivables Agreement

A copy of the tax receivables agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The provisions of the tax receivables agreement are extensive and not easily summarized. Accordingly, this summary does not purport to be complete and may not contain all of the information about the tax receivables agreement that is important to you. We encourage you to read the tax receivables agreement carefully in its entirety for a more complete understanding of the tax receivables agreement.

In connection with the distribution, GCI Liberty and Liberty Broadband entered into the tax receivables agreement, which obligates GCI Liberty to pay to Liberty Broadband the value of a portion of the tax benefits realized by GCI Liberty and its subsidiaries if certain conditions are met. More specifically, if the cash taxes payable by Liberty Broadband from the separation exceed $420 million, GCI Liberty must pay to Liberty Broadband the value of the portion of U.S. federal, state and local income tax benefits realized by GCI Liberty as a result of certain tax elections made with respect to the separation that correspond to taxes from the separation in excess of $420 million. Upon Charter’s execution of a joinder agreement to the tax receivables agreement at the completion of the Charter combination, Charter will become entitled to exercise and enforce all of the rights of, and become jointly and severally liable for all of the obligations and liabilities of, Liberty Broadband under the tax receivables agreement. However, the corporate level tax liability from the separation is estimated to be significantly less than $420 million.

References in this summary to the terms “contribution,” “Section 338(h)(10) entities,” “Section 338(h)(10) elections,” “Section 336(e) entities,” “Section 336(e) elections,” and “GCI Liberty group” have the meanings ascribed to them in the summary of the tax sharing agreement above. In addition, references in this summary (a) to the term “determination” mean the final resolution of liability for any tax for any tax period, (b) to the term “net positive basis adjustment” mean the actual or hypothetical basis adjustments resulting from the Section 338(h)(10) elections and the Section 336(e) elections, without duplication, (c) to the term “excess aggregate basis adjustment amount” mean the excess of the actual net positive basis adjustment over the hypothetical net positive basis adjustment amount that would have resulted if the cash taxes payable by Liberty Broadband, GCI Liberty and their respective subsidiaries from the separation (and for which Liberty Broadband is liable under the tax sharing agreement) had equaled $420 million, (d) to the term “total realized tax benefit” mean, with respect to any taxable year, the reduction in U.S. federal, state and local income tax liability of the GCI Liberty group as a result of the actual net positive basis adjustments, and (e) to the term “excess realized tax benefit” mean, with respect to any taxable year, the product of (i) the total realized tax benefit multiplied by (ii) the ratio of (A) the excess aggregate basis adjustment amount over (B) the actual net positive basis adjustment.

Generally, GCI Liberty’s obligations to make payments under the tax receivables agreement depend on whether the net positive basis adjustment in the assets of the GCI Liberty group as a result of (i) the contribution and the Section 338(h)(10) elections and (ii) without duplication, the distribution and the Section 336(e) elections, exceeds the hypothetical net positive basis adjustment that would have resulted from such transactions and elections if the fair market value of the Section 338(h)(10) entities’ assets and Section 336(e) entities’ assets were such that the resulting cash taxes payable from the separation by Liberty Broadband, GCI Liberty and their respective subsidiaries (and for which Liberty Broadband is liable under the tax sharing agreement) were $420 million. To the extent there is such an excess aggregate basis adjustment amount, GCI Liberty must pay to Liberty Broadband, for any taxable year, an amount equal to the excess realized tax benefit for such taxable year.

The tax receivables agreement may be terminated if GCI Liberty pays Liberty Broadband an amount that the parties agree represents the value of future payments to be made under the tax receivables agreement. The tax receivables agreement will also terminate automatically if either (i) there is a determination that results in no excess aggregate basis adjustment amount, or (ii) upon the expiration of the applicable statutes of limitation with respect to the taxable year of GCI Liberty that includes the separation, there is no excess aggregate basis adjustment amount. If GCI Liberty determines that either of the events described in (i) or (ii) has occurred, it shall promptly notify Liberty Broadband.

Services Agreement

A copy of the services agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The provisions of the services agreement are extensive and not easily summarized. Accordingly, this summary does not purport to be complete and may not contain all of the information about the services agreement that is important to you. We encourage you to read the services agreement carefully in its entirety for a more complete understanding of the services agreement.

In connection with the distribution, GCI Liberty entered into the services agreement with Liberty Media, pursuant to which, following the distribution, Liberty Media provides GCI Liberty with specified services, including:

●	insurance administration and risk management services;
●	other services typically performed by Liberty Media’s legal, investor relations, tax, accounting, treasury and internal audit departments; and
●	such other services as Liberty Media may obtain from its officers, employees and consultants in the management of its own operations that GCI Liberty may from time to time request or require.

In addition, Liberty Media provides to GCI Liberty certain technical and information technology services, including management information systems, computer, data storage, network and telecommunications services.

GCI Liberty pays Liberty Media a services fee, payable in monthly installments, which GCI Liberty and Liberty Media review and evaluate for reasonableness on a quarterly basis. In addition, the services are subject to quarterly review by GCI Liberty’s audit committee and at least annual review by GCI Liberty’s compensation committee. The fees payable to Liberty Media for the first year of the services agreement are not expected to exceed approximately $5 million. In addition, GCI Liberty reimburses Liberty Media for all out-of-pocket expenses incurred by Liberty Media in providing the services.

The services agreement will generally continue in effect from the distribution date until terminated (1) at any time on at least 30 days’ prior written notice by either party, (2) by Liberty Media upon written notice to GCI Liberty following a change in control or certain bankruptcy or insolvency-related events affecting GCI Liberty or (3) by GCI Liberty, upon written notice to Liberty Media, following certain changes in control of Liberty Media or Liberty Media being the subject of certain bankruptcy or insolvency-related events.

Facilities Sharing Agreement

A copy of the facilities sharing agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The provisions of the facilities sharing agreement are extensive and not easily summarized. Accordingly, this summary does not purport to be complete and may not contain all of the information about the facilities sharing agreement that is important to you. We encourage you to read the facilities sharing agreement carefully in its entirety for a more complete understanding of the services agreement.

In connection with the distribution, GCI Liberty entered into the facilities sharing agreement with Liberty Media and Liberty Property Holdings, Inc. (“LPH”), a wholly owned subsidiary of Liberty Media, pursuant to which, following the distribution, GCI Liberty shares office facilities with Liberty Media located at 12300 Liberty Boulevard, Englewood, Colorado. GCI Liberty pays a sharing fee for use of the office based on a comparable fair market rental rate and an estimate of the usage of the office facilities by or on behalf of GCI Liberty. The facilities sharing agreement will generally continue in effect for an initial three-year term, unless earlier terminated (1) by GCI Liberty at any time on at least 30 days’ prior written notice, (2) concurrently with the termination of the services agreement, (3) by LPH upon written notice to GCI Liberty following a default by GCI Liberty of any of its material obligations under the facilities sharing agreement, which default remains unremedied for 30 days after written notice of such default is provided, (4) by GCI Liberty upon written notice to LPH, following certain changes in control of Liberty Media or Liberty Media being the subject of certain bankruptcy or insolvency-related events or (5) by LPH upon written notice to GCI Liberty, following certain changes in control of GCI Liberty or GCI Liberty being the subject of certain bankruptcy or insolvency-related events.

Aircraft Time Sharing Agreement

A copy of the aircraft time sharing agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The provisions of the aircraft time sharing agreement are extensive and not easily summarized. Accordingly, this summary does not purport to be complete and may not contain all of the information about the aircraft time sharing agreement that is important to you. We encourage you to read the aircraft time sharing agreement carefully in its entirety for a more complete understanding of the aircraft time sharing agreement.

In connection with the distribution, GCI Liberty (Lessee) entered into the aircraft time sharing agreement with Liberty Media for the aircraft owned by Liberty Media. The aircraft time sharing agreement provides that Liberty Media leases the aircraft to GCI Liberty and provides or arranges for a fully qualified flight crew for all operations on a periodic, non-exclusive time sharing basis. GCI Liberty pays Liberty Media an amount equal to the actual expenses of each flight conducted under the aircraft time sharing agreement to the maximum extent permitted under Federal Aviation Administration rules (which GCI Liberty estimates will be a de minimis amount for the first year under the aircraft time sharing agreement). Such expenses may include fuel, oil, lubricants and other additives (plus an additional charge of 100% thereof), travel expenses of the crew, hanger and tie down costs, insurance obtained for a specific flight, landing fees, airport taxes and similar assessments, customs and similar fees, in-flight food and beverage costs, ground transportation, flight planning and weather contact services. The aircraft time sharing agreement will continue in effect until the close of business on the first anniversary of the distribution, and then will be automatically renewed on a month-to-month basis, unless terminated earlier by either party upon at least 30 days’ prior written notice or upon a sale of the aircraft.

Related Party Agreements Relating to GCI Liberty

Malone Nonvoting Side Letter

In connection with the contemplated separation, on December 31, 2024, Mr. Malone and certain anticipated holders of shares of GCI Group common stock affiliated with Mr. Malone (collectively, the “Malone GCI group”) entered into the Malone nonvoting side letter pursuant to which each member of the Malone GCI group irrevocably and unconditionally agreed that at any meeting of the holders of GCI Liberty capital stock (“GCI Liberty stockholders”), however called, and in connection with any written consent of the GCI Liberty stockholders, the members of the Malone GCI group, in the aggregate, will not vote any shares of GCI Liberty voting stock beneficially owned by the Malone GCI group that, if voted, would result in the aggregate voting power of the Malone GCI group exceeding approximately 49.3%. The Malone nonvoting side letter will automatically terminate upon the earliest of (a) such date and time as the Charter merger agreement shall have been validly terminated in accordance with its own terms prior to the completion of the separation and distribution, (b) such date and time Liberty Broadband in good faith determines that the separation and distribution is not reasonably capable of being achieved in accordance with the Charter merger agreement, (c) the approval by the FCC of the transfer of control applications required under the Communications Act, permitting the Malone GCI group to exercise de jure control of GCI Liberty and the approval by the RCA of the transfer of control applications permitting the Malone GCI group to exercise de jure control of GCI Liberty (which approvals are pending as of the date of this prospectus), and (d) the written agreement of GCI Liberty and the Malone GCI group to terminate the Malone nonvoting side letter.

Duncan Aircraft Agreement

Pursuant to the Second Amended and Restated Aircraft Lease Agreement, dated as of May 9, 2011 and as amended through the date hereof, between GCI Corp, an indirect wholly owned subsidiary of GCI Liberty, and 560 Company, which is 55% owned by Mr. Duncan, GCI Corp leases a Challenger aircraft from 560 Company for $60,000 per month. Pursuant to a letter agreement, effective January 1, 2025 (the “aircraft agreement”), between GCI Corp and Mr. Duncan, President, Chief Executive Officer and Director of GCI Liberty, Chief Executive Officer and Director of GCI Corp and President of 560 Company, Mr. Duncan is entitled to 100 hours per year of personal flight time on such aircraft through the first to occur of (i) the date that Mr. Duncan ceases to be employed by GCI Corp or any of its subsidiaries or, in the case of certain types of termination of employment as provided in the Duncan Employment Agreement, with respect to up to one-third of such hours, the 120th day following such termination and (ii) the date that GCI Corp ceases to own or lease any aircraft.

Mr. Duncan incurs taxable income, calculated in accordance with the Standard Industry Fare Level rates, for all personal use of the aircraft under the aircraft agreement.

Duncan Lease Agreement

GCI Corp, an indirect wholly owned subsidiary of GCI Liberty, entered into a long-term capital lease agreement, dated September 30, 1991 and amended on September 20, 2002 and April 8, 2008, with Mr. Duncan and his spouse, Janice Duncan, dba RDB Company, an Alaska general partnership, for an office building occupied by GCI Corp. The leased asset was capitalized in 1991 at RDB Company’s cost of $0.9 million and the related obligation was recorded. GCI Corp’s existing capital lease asset and liability increased by $1.3 million to record the extension of this capital lease. Total payments made to RDB Company under the lease agreement in 2024 were $385,584. The lease terminates on September 30, 2026.

DESCRIPTION OF OUR CAPITAL STOCK

The following briefly summarizes the material terms of GCI Liberty’s capital stock that are contained in the GCI Liberty restated articles. These summaries do not describe every aspect of these securities or the document and are subject to all the provisions of the GCI Liberty restated articles, and are qualified in their entirety by reference to the document, which you should read (along with the applicable provisions of Nevada law) for complete information on GCI Liberty’s capital stock. The GCI Liberty restated articles are included as an exhibit to this registration statement, of which this prospectus forms a part. The following also summarizes certain relevant provisions of Nevada law. Since the terms of the Nevada laws are more detailed than the general information provided below, you should read the actual provisions of the laws for complete information.

General

GCI Liberty’s authorized capital stock consists of 557.5 million shares of common stock, par value $0.01 per share, and 50 million shares of preferred stock, par value $0.01 per share.

GCI Liberty is authorized to issue up to 203.75 million shares of GCI Group common stock, of which 100 million shares are designated as Series A GCI Group common stock, 3.75 million shares are designated as Series B GCI Group common stock, and 100 million shares are designated as Series C GCI Group common stock. Further, GCI Liberty is authorized to issue up to 353.75 million shares of Ventures Group common stock (as defined below), of which 100 million shares are designated as Series A Ventures Group common stock, par value $0.01 per share (the “Series A Ventures Group common stock”), 3.75 million shares are designated as Series B Ventures Group common stock, par value $0.01 per share (the “Series B Ventures Group common stock”), and 250 million shares are designated as Series C Ventures Group common stock (the “Series C Ventures Group common stock,” and together with the Series A Ventures Group common stock and the Series B Ventures Group common stock, the “Ventures Group common stock”).

Any discussion in this summary that reflects the existence of the Ventures group, unless the context otherwise indicates, assumes Ventures Group common stock has been issued. As of September 30, 2025, 3,650,938 shares of Series A GCI Group common stock, 400,806 shares of Series B GCI Group common stock and 24,646,095 shares of Series C GCI Group common stock were issued and outstanding, 10,000 shares of GCI Liberty non-voting preferred stock were issued and outstanding, and no shares of Ventures Group common stock or any other series of preferred stock of GCI Liberty have been issued.

Common Stock

The following is a description of the terms of the GCI Group common stock authorized under the GCI Liberty restated articles. The GCI Liberty restated articles anticipate that each series of GCI Group common stock and the corresponding series of Ventures Group common stock, if and when issued, in each case, except as otherwise specified, will have equal rights, powers and privileges.

Further, where one or more series of GCI Group common stock is discussed in relation to one or more series of Ventures Group common stock (whether with respect to securities distributions, conversions, redemptions, intergroup interests or otherwise), the equivalent will be true with respect to the Ventures Group common stock in relation to the GCI Group common stock.

Dividends and Securities Distributions. Subject to the terms of any series of preferred stock, GCI Liberty is permitted to pay dividends on GCI Group common stock out of the lesser of its assets legally available for the payment of dividends under Nevada law and the “GCI Group Available Dividend Amount” (defined generally as the excess of the total assets less total liabilities of the GCI group over the par value of, or any greater amount determined to be capital in respect of, all outstanding shares of GCI Group common stock or, if there is no such excess, an amount equal to the earnings or loss attributable to the GCI group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year).

If dividends are paid on any series of GCI Group common stock, an equal per share dividend will be concurrently paid on the other series of GCI Group common stock.

GCI Liberty is permitted to make (i) share distributions of (A) Series C GCI Group common stock to holders of all series of GCI Group common stock, on an equal per share basis; and (B) Series A GCI Group common stock to holders of Series A GCI Group common stock, Series B GCI Group common stock to holders of Series B GCI Group common stock and Series C GCI Group common stock to holders of Series C GCI Group common stock, in each case, on an equal per share basis and subject to certain limitations; and (ii) share distributions of (A) Series C Ventures Group common stock to holders of all series of GCI Group common stock, on an equal per share basis, subject to certain limitations; and (B) Series A Ventures Group common stock to holders of Series A GCI Group common stock, Series B Ventures Group common stock to holders of Series B GCI Group common stock and Series C Ventures Group common stock to holders of Series C GCI Group common stock, in each case, on an equal per share basis and subject to certain limitations; and (iii) share distributions of any other class or series of GCI Liberty’s securities or the securities of any other person to holders of all series of GCI Group common stock, on an equal per share basis, subject to certain limitations.

Conversion at Option of Holder. Each share of Series B GCI Group common stock is convertible, at the option of the holder, into one share of Series A GCI Group common stock. Shares of Series A GCI Group common stock and Series C GCI Group common stock are not convertible at the option of the holder.

Conversion at Option of Issuer. GCI Liberty can convert each share of Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock into a number of shares of the corresponding series of Ventures Group common stock at a ratio based on the relative trading prices of Series C GCI Group common stock (or another series of GCI Group common stock subject to certain limitations) and Series C Ventures Group common stock (or another series of Ventures Group common stock, subject to certain limitations) over a specified 20-trading day period.

Optional Redemption for Stock of a Subsidiary. GCI Liberty may redeem outstanding shares of GCI Group common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the GCI group (and may or may not hold assets and liabilities attributed to the Ventures group), provided that the GCI Liberty board seeks and receives the approval to such redemption of holders of a majority of the aggregate voting power of the outstanding GCI Group common stock, voting together as a separate class.

If GCI Liberty were to effect a redemption as described above with stock of a subsidiary that also holds assets and liabilities of the Ventures group, shares of Ventures Group common stock shall also be redeemed in exchange for shares of that subsidiary, and the entire redemption would be subject to the voting rights of the holders of GCI Group common stock described above as well as the separate class vote of the holders of Ventures Group common stock, as the case may be.

Mandatory Dividend, Redemption and Conversion Rights on Disposition of Assets. If GCI Liberty disposes, in one transaction or series of transactions, of all or substantially all of the assets of the GCI group, it is required to choose one of the following four alternatives, unless the GCI Liberty board obtains the requisite approval of the holders of Series A GCI Group common stock and Series B GCI Group common stock (together, “GCI Group Voting Securities”) not to take such action or the disposition otherwise qualifies as an exempt disposition (as described below) (in which case GCI Liberty will not be required to take any of the following actions):

●	pay a dividend to holders of GCI Group common stock out of the available net proceeds of such disposition; or
●	if there are legally sufficient assets and the “GCI Group Available Dividend Amount” (as such term is defined in Article IV, Section A.2.(i) of the GCI Liberty restated articles) would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the GCI group, redeem all outstanding shares of GCI Group common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the GCI group, redeem a portion of the outstanding shares of GCI Group common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition; or
●	convert each outstanding share of each series of GCI Group common stock into a number of shares of the corresponding series of Ventures Group common stock at a specified premium; or
●	combine a conversion of a portion of the outstanding shares of GCI Group common stock into a number of shares of the corresponding series of Ventures Group common stock with either the payment of a dividend on or a redemption of shares of GCI Group common stock, subject to certain limitations.

Pursuant to the GCI Liberty restated articles, an exempt disposition includes the following with respect to each tracking stock group:

●	the disposition of all or substantially all of GCI Liberty’s assets in one transaction or series of related transactions in connection with the liquidation, dissolution or winding up of GCI Liberty;
●	a dividend, other distribution or redemption in accordance with the GCI Liberty restated articles;
●	a group disposition to one or more persons that following the group disposition, GCI Liberty controls;
●	a group disposition in connection with any disposition of all or substantially all of the assets of such tracking stock group in which GCI Liberty receives as proceeds of such disposition primarily capital stock or other equity securities of the purchaser, acquiror or third party issuer, if a significant portion of the business of such purchaser, acquiror or third party issuer is engaged or proposes to engage consists of one or more businesses similar or complementary to the businesses attributable to such group prior to such disposition, as determined in good faith by the GCI Liberty board; or
●	a group disposition as to which the GCI Liberty board obtains the requisite approval of the applicable voting stockholders to classify such group disposition as an exempt disposition.

Voting Rights. Holders of Series A GCI Group common stock are entitled to one vote for each share of such stock held and holders of Series B GCI Group common stock are entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders. Holders of Series C GCI Group common stock are not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of the GCI Liberty restated articles), except as otherwise required by Nevada law. When so required, holders of Series C GCI Group common stock will be entitled to 1/100th of a vote for each share of such stock held.

Holders of GCI Group Voting Securities will vote as one class with holders of Series A Ventures Group common stock and Series B Ventures Group common stock (together, “Ventures Group Voting Securities”) and the holders of any shares of preferred stock that is designated as a voting security (together with the GCI Group Voting Securities and the Ventures Group Voting Securities, the “Voting Securities”), on all matters that are submitted to a vote of stockholders unless a separate class vote is required by the terms of the GCI Liberty restated articles or Nevada law. Except as required under Nevada law, the holders of any shares of any class or series of GCI Liberty capital stock can validly approve a proposal that has been submitted by the GCI Liberty board to the stockholders for approval to amend the GCI Liberty restated articles in any manner that affects one or more classes or series of GCI Liberty capital stock that has been authorized even if no shares of such class or series of authorized GCI Liberty capital stock is outstanding as of the date of such approval. In connection with certain dispositions of GCI group assets as described above, the GCI Liberty board may determine to seek approval of the GCI Group Voting Securities, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under the GCI Liberty restated articles.

GCI Liberty may not redeem outstanding shares of GCI Group common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the GCI group unless the GCI Liberty board seeks and receives the approval to such redemption of a requisite number of holders of GCI Group Voting Securities, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the Ventures group, the approval of holders of Ventures Group Voting Securities, to the corresponding Ventures Group common stock redemption, with each affected group voting as a separate class.

The GCI Liberty restated articles impose supermajority voting requirements in connection with certain articles amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the threshold vote required is 66 2/3% of the aggregate voting power of the then outstanding Voting Securities, voting together as a single class.

Intergroup Interest. From time to time, the GCI Liberty board may determine to create an intergroup interest in the GCI group in favor of the Ventures group, subject to the terms of the GCI Liberty restated articles and applicable Nevada law. Upon the effectiveness of the GCI Liberty restated articles, no intergroup interests will exist.

If the GCI group has an intergroup interest in the Ventures group at such time as any extraordinary action is taken with respect to the Ventures Group common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Ventures group assets), the GCI Liberty board will consider what actions are required, or permitted, to be taken under the GCI Liberty restated articles with respect to the GCI group intergroup interest in the Ventures group. For example, in some instances, the GCI Liberty board may determine that a portion of the aggregate consideration that is available for distribution to holders of Ventures Group common stock must be allocated to the GCI group to compensate the GCI group on a pro rata basis for its interest in the Ventures group. All such board determinations will be made in accordance with the GCI Liberty restated articles and applicable Nevada law.

Liquidation. Upon GCI Liberty’s liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of shares of GCI Group common stock will be entitled to receive in respect of such stock their proportionate interests in GCI Liberty’s assets, if any, remaining for distribution to holders of GCI Liberty common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share.

Each share of GCI Group common stock will have one liquidation unit. From and after the first date following the distribution date that shares of Ventures Group common stock have been issued and are outstanding (the “Ventures issuance date”), each share of Ventures Group common stock will have a number of liquidation units (including a fraction of one liquidation unit) equal to the amount (calculated to five decimal places) obtained (I) if the Ventures Group common stock is issued in connection with a transaction (including, without limitation, a share distribution, dividend or redemption) resulting in the Ventures Group Reference Share (as defined in the GCI Liberty restated articles) being publicly traded following the Ventures issuance date, by dividing (x) the average of the daily volume weighted average trading prices of the Ventures Group Reference Shares over the 20-trading day period commencing on (and including) the first trading day on which the Ventures Group Reference Shares trade in the “regular way” market by (y) the average of the daily volume weighted average trading prices of the GCI Group Reference Share (as defined in the GCI Liberty restated articles) over the 20-trading day period referenced in clause (x) or (II) if clause (I) is not applicable because the Ventures Group Reference Shares are not publicly traded following the Ventures issuance date, by dividing (x) the fair value of a share of Ventures Group common stock as of the Ventures issuance date by (y) the average of the daily volume weighted average trading prices of the GCI Group Reference Share over the 20-day trading day period commencing on (and including) the Ventures issuance date. After the initial determination of the number of liquidation units applicable to the Ventures Group common stock, the number of liquidation units per share of GCI Group common stock or Ventures Group common stock is subject to adjustment for certain anti-dilutive events.

Preferred Stock

The GCI Liberty restated articles authorize the GCI Liberty board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including:

●	the designation of the series;
●	the number of authorized shares of the series, which number the GCI Liberty board may subsequently increase or decrease but not below the number of such shares of such series of preferred stock then outstanding;
●	the dividend rate or amounts, if any, and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series will be cumulative and the relative preferences or rights of priority or participation with respect to such dividends;
●	the rights of the series in the event of GCI Liberty’s voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;
●	the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of the GCI Liberty board;
●	the voting power, if any, of the series;
●	the terms and conditions, if any, for GCI Liberty to purchase or redeem the shares of the series; and

●	any other relative rights, preferences, restrictions and limitations of the series.

GCI Liberty believes that the ability of the GCI Liberty board to issue one or more series of its preferred stock provides it with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange or automatic quotation system on which GCI Liberty’s securities may be listed or traded.

As part of the separation, and prior to the completion of the distribution, Liberty Broadband and its subsidiaries completed the internal reorganization in order for Liberty Broadband to transfer the GCI Business to GCI Liberty in exchange for GCI Liberty stock, including 10,000 shares of GCI Liberty non-voting preferred stock, and the assumption by GCI Liberty of the GCI Liberty liabilities. As a part of the internal reorganization, and prior to the distribution, Liberty Broadband consummated the preferred stock sale. Prior to the internal reorganization, GCI Liberty filed a certificate of designations for the GCI Liberty non-voting preferred stock (the “certificate of designations”), which designates the GCI Liberty non-voting preferred stock and establishes its preferences, limitations, voting powers and relative rights. The certificate of designations became effective upon filing with the Secretary of State of the State of Nevada.

Priority:

The GCI Liberty non-voting preferred stock ranks senior to the shares of common stock of GCI Liberty (including shares of GCI Group common stock and Ventures Group common stock) (collectively, “junior stock”), with respect to dividend rights, rights of redemption and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of GCI Liberty’s affairs.

Dividends:

Holders of shares of GCI Liberty non-voting preferred stock are entitled to receive preferential dividends that will accrue and cumulate as provided in the certificate of designations. Dividends on each share of GCI Liberty non-voting preferred stock will accrue on a daily basis at a rate of 12.00% per annum of the liquidation price (as described below) from (and including) the date the shares of GCI Liberty non-voting preferred stock were issued to Liberty Broadband in the internal reorganization (the “original issuance date”).

If declared by the GCI Liberty board, accrued dividends will be payable quarterly on each dividend payment date, beginning October 15, 2025 and thereafter on each January 15, April 15, July 15, and October 15 (or, if such date is not a business day, the next business day after such date). If GCI Liberty fails to pay cash dividends or the redemption price with respect to any mandatory redemption within 30 calendar days after the applicable dividend payment or redemption date, as applicable, the dividend rate will increase as provided by the certificate of designations. Accrued dividends that are not paid within 30 days after the applicable dividend payment date will be added to the liquidation price until paid together with all dividends accrued thereon, which will be deemed to satisfy GCI Liberty’s obligation to pay the applicable dividend amount.

Subject to certain exceptions, so long as any shares of GCI Liberty non-voting preferred stock are outstanding, GCI Liberty may not declare or pay any dividend or make any distribution whatsoever with respect to, or purchase, redeem, or otherwise acquire, any of its junior stock or any other stock ranking on parity with the GCI Liberty non-voting preferred stock (“parity stock”), unless and until (i) all accrued and unpaid dividends (whether or not declared) to which holders of shares of GCI Liberty non-voting preferred stock are entitled for all current and all previous dividend periods have been paid (or appropriately set aside), and (ii) GCI Liberty shall have paid, in full, or set aside the consideration sufficient for the payment thereof, all redemption payments with respect to the GCI Liberty non-voting preferred stock that it is then obligated to pay as of such time.

Distributions upon Liquidation, Dissolution or Winding Up:

Subject to the prior payment in full of liabilities owed to GCI Liberty’s creditors and the preferential amounts to which any stock senior to the GCI Liberty non-voting preferred stock is entitled, upon GCI Liberty’s liquidation, winding-up or dissolution, each holder of shares of GCI Liberty non-voting preferred stock will be entitled to receive, before any distribution is made to the holders of junior stock, an amount equal to the liquidation price plus all unpaid dividends (whether or not declared) accrued to, but excluding, the date of distribution of amounts payable to holders of GCI Liberty non-voting preferred stock since the immediately preceding dividend payment date, which payment shall be made pari passu with any such payment made to holders of any parity stock.

As of any date of determination, the “liquidation price” of each share of GCI Liberty non-voting preferred stock is equal to the sum of (i) $1,000, plus (ii) all accrued and unpaid dividends (whether or not declared) that have been added to and then remain part of the liquidation price as of such date.

Mandatory and Optional Redemption:

The GCI Liberty non-voting preferred stock is subject to mandatory redemption on the date that is 7 years after the original issuance date (the “scheduled redemption date”) at a price equal to the liquidation price plus all unpaid dividends (whether or not declared) on such shares accrued from (and including) the most recent dividend payment date to (but not including) (i) the scheduled redemption date or (ii) in the case of shares of GCI Liberty non-voting preferred stock that remain outstanding following the scheduled redemption date, the date on which such shares are redeemed pursuant to the certificate of designations.

At the option of GCI Liberty by action of the GCI Liberty board, on or after the fifth anniversary of the original issuance date and prior to the scheduled redemption date, GCI Liberty may redeem all or a portion of the outstanding shares of GCI Liberty non-voting preferred stock (an “optional redemption”), at a price per share equal to the sum of the liquidation price plus all unpaid dividends (whether or not declared) accrued from the most recent dividend payment date but not including the date of such optional redemption (the “optional redemption price”).

The certificate of designations provides certain mechanisms for partial redemption and places certain restrictions on GCI Liberty in the event it does not have funds legally available to satisfy its redemption obligations.

Change in Control Transaction Prior to Fifth Anniversary of the Original Issuance Date:

In the event of any Change in Control Transaction (as defined in the certificate of designations) occurring prior to the fifth anniversary of the original issuance date pursuant to which the shares of GCI Liberty non-voting preferred stock outstanding immediately prior to the consummation of such Change in Control Transaction shall not remain outstanding immediately following the consummation of such Change in Control Transaction, the shares of GCI Liberty non-voting preferred stock outstanding immediately prior to the consummation of such Change in Control Transaction shall be converted into shares of mirror preferred stock (as defined below), provided, that the optional redemption price applicable to such shares of mirror preferred stock shall instead equal one hundred and five percent (105%) of the optional redemption price in the event of an optional redemption (the “optional redemption price increase”).

In the event of any Change in Control Transaction occurring prior to the fifth anniversary of the original issuance date other than as described above, then the shares of GCI Liberty non-voting preferred stock then outstanding shall remain outstanding; provided, that the optional redemption price under the certificate of designations shall be increased to the optional redemption price increase.

Change in Control Transaction At or After the Fifth Anniversary of the Original Issuance Date:

In the event of any Change in Control Transaction occurring on or after the fifth anniversary of the original issuance date, each holder of shares of GCI Liberty non-voting preferred stock shall be entitled to have all of the shares of GCI Liberty non-voting preferred stock then held by such holder redeemed (a “change in control transaction redemption”) at a price per share equal to one hundred and five percent (105%) of the liquidation price of such share plus one hundred and five percent (105%) of all unpaid dividends (whether or not declared) on such share accrued from (and including) the most recent dividend payment date to (but not including) the date of the change in control transaction redemption.

The certificate of designations provides certain mechanisms for GCI Liberty to provide a holder of shares of GCI Liberty non-voting preferred stock an offer to redeem (an “offer of redemption”) such holder’s shares upon a change in control transaction redemption and such holder’s delivery of a written notice irrevocably electing (a “redemption election notice”) to have such holder’s shares of GCI Liberty non-voting preferred stock be redeemed in connection with a Change in Control Transaction.

If the offer of redemption is delivered by GCI Liberty to a holder of GCI Liberty non-voting preferred stock prior to the consummation of the Change in Control Transaction and a redemption election notice has not been timely delivered in accordance with the certificate of designations prior to the consummation of such Change in Control Transaction, and (i) if the shares of GCI Liberty non-voting preferred stock outstanding immediately prior to the consummation of such Change in Control Transaction shall not remain outstanding immediately following the consummation of such Change in Control Transaction, then the shares of GCI Liberty non-voting preferred stock held by such holder immediately prior to the consummation of the Change in Control Transaction shall be converted into and exchanged for shares of mirror preferred stock upon the consummation of such Change in Control Transaction, or (ii) if there is a Change in Control Transaction other than as described in the foregoing clause (i), then the shares of GCI Liberty non-voting preferred stock held by such holder shall remain outstanding from and following the consummation of such Change in Control Transaction until otherwise redeemed in accordance with the certificate of designations.

If a Change in Control Transaction is terminated prior to its consummation or is otherwise not consummated, each of the offer of redemption and any redemption election notices shall automatically be deemed void and of no force or effect.

Protective Provisions:

For so long as any shares of GCI Liberty non-voting preferred stock remain outstanding, GCI Liberty may not take the following actions without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of GCI Liberty non-voting preferred stock, consenting or voting separately as a series:

•

amend, alter or repeal any provision of the certificate of designations, whether by merger, share exchange, consolidation or otherwise (except for any Change in Control Transaction), in a manner that adversely affects the powers, preferences or rights of the GCI Liberty non-voting preferred stock, unless each share of GCI Liberty non-voting preferred stock (x) shall remain outstanding without a material and adverse change to the powers, preferences or rights of the GCI Liberty non-voting preferred stock or (y) shall be converted into or exchanged for preferred stock of the surviving or resulting entity or a direct or indirect parent entity of such surviving or resulting entity having powers, preferences and rights substantially identical to that of a share of GCI Liberty non-voting preferred stock (the “mirror preferred stock”); or

•

increase or decrease the authorized number of shares of the GCI Liberty non-voting preferred stock.

Transfer Restrictions:

Until the date that is 2 years from the original issuance date, all proposed transfers of the GCI Liberty non-voting preferred stock will be subject to the prior written approval of GCI Liberty. The foregoing restriction will not apply to the transfer of GCI Liberty nonvoting preferred stock in the preferred stock sale.

Voting; Convertibility:

Holders of GCI Liberty non-voting preferred stock are not entitled to any voting powers, except as specified in the certificate of designations. Shares of GCI Liberty non-voting preferred stock are not convertible into GCI Group common stock or Ventures Group common stock.

Appraisal Rights/Dissenter’s Rights

A stockholder of a Nevada corporation may be entitled to dissent from, and obtain payment of the fair value of his or her shares in connection with, certain transactions involving the Nevada corporation, including, among others, most mergers, conversions in which the stockholder’s interests will be converted, and exchanges in which the stockholder’s shares are to be acquired.

However, there is no right of dissent in favor of stockholders of: (i) any class or series which is a “covered security” under section 18(b)(1)(A) or (B) of the Securities Act of 1933, as amended; (ii) any class or series which is traded in an organized market, has at least 2,000 stockholders and has a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10% of such shares; or (iii) certain securities issued by an open end management investment company registered with the SEC.

Notwithstanding the limitations on rights of dissent in the foregoing paragraph, dissenter’s rights are available if stockholders are required by the terms of the corporate action to accept for their shares anything other than (i) cash, (ii) securities or other proprietary interests of any other entity that will satisfy the marketability standards set forth in the prior paragraph, or (iii) any combination of clauses (i) and (ii).

A stockholder who wishes to assert dissenter’s rights, to the extent available, must comply with all of the requirements for asserting and preserving their dissenter’s rights under the NRS Section 92A.300 – 92A.500, including, among others, delivering a statement of intent with respect to the corporate action prior to the taking of the vote at a meeting (or the date set in an advance notice statement given by the company in the case of an action to be taken by written consent of the stockholders for which the corporation gives an advance notice statement), and delivering a written demand for payment by the date set in a dissenter’s notice given by the corporation.

Anti-Takeover Provisions

Business Combinations: Sections 78.411 through 78.444 of the NRS (the “Nevada Combinations Statute”) generally prohibit “combinations” including mergers, consolidations, sales and leases of assets, issuances of securities and similar transactions by a Nevada corporation having a requisite number (which GCI Liberty expects to have) of stockholders of record, with any person who beneficially owns (or any affiliate or associate of the corporation who within the previous two years owned), directly or indirectly, 10% or more of the voting power of the outstanding voting shares of the corporation (an “interested stockholder”), within two years after such person first became an interested stockholder unless (i) the board of directors of the corporation approved the combination or transaction by which the person first became an interested stockholder before the person first become an interested stockholder or (ii) the board of directors of the corporation has approved the combination in question and, at or after that time, such combination is approved at an annual or special meeting of the stockholders of the target corporation, and not by written consent, by the affirmative vote of holders of stock representing at least 60% of the outstanding voting power of the target corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder.

Beginning two years after the date the person first became an interested stockholder, a combination may also be permitted if the interested stockholder satisfies certain requirements with respect to the aggregate consideration to be received by holders of outstanding shares in the combination. The Nevada Combinations Statute does not apply to combinations with an interested stockholder after the expiration of four years from when the person first became an interested stockholder.

GCI Liberty has elected not to be governed by the Nevada Combination Statute in its articles of incorporation as currently in effect. The GCI Liberty restated articles also elect not to be governed by the Nevada Combination Statute.

Acquisitions of a Controlling Interest: Sections 78.378 through 78.3793, inclusive, of the NRS (the “Nevada Control Share Statute”), pertaining to the acquisition of controlling interests, apply to “issuing corporations” that are Nevada corporations doing business, directly or through an affiliate, in Nevada and having at least 200 stockholders of record, including at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation. Under those provisions, any person who acquires a controlling interest in a corporation may not exercise voting rights of any “control shares” unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request, and at the expense, of the acquiring person. The statute applies to acquisition of a “controlling interest” in ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one-fifth or more but less than one third, (ii) one third or more but less than a majority or (iii) a majority or more of the voting power of the issuing corporation in the election of directors, and voting rights must be conferred by a majority of the disinterested stockholders as each threshold is reached and/or exceeded. “Control shares” also include shares acquired by persons acting in association with an acquiring person and those acquired within 90 days immediately preceding the date of the acquisition triggering the statute. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of such person’s shares pursuant to the Nevada dissenter’s rights statute.

The Nevada Control Share Statute does not apply to any acquisition of a controlling interest in an issuing corporation if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by the acquiring person provide that the provisions of those sections do not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. Therefore, the board of directors of a Nevada corporation usually may unilaterally avoid the imposition of burdens imposed by the control share statute by promptly amending the bylaws of the corporation in connection with a transaction. A Nevada corporation may impose stricter requirements if it so desires.

GCI Liberty has opted out of the provisions of the Nevada Control Share Statute in its articles of incorporation as currently in effect. The GCI Liberty restated articles opt out of the provisions of the Nevada Control Share Statute.

Limitation on Liability and Indemnification of Directors and Officers

Under Nevada law, unless otherwise provided in the articles of incorporation or pursuant to certain statutory exceptions, a director or officer is not individually liable to the corporation’s stockholders or creditors for damages as a result of an act or failure to act in his or her capacity as a director or officer unless a statutory presumption that such person acted in good faith and with a view to the interests of the corporation has been rebutted. In addition, it must be proven both that the act or failure to act constituted a breach of a fiduciary duty as a director or officer and that such breach involved intentional misconduct, fraud or a knowing violation of law. The GCI Liberty restated articles provide that, to the fullest extent permitted by Nevada law, GCI Liberty’s directors and officers will not be individually liable to GCI Liberty or any of its stockholders or creditors for damages as a result of any act or failure to act in his or her capacity as a director or officer.

The GCI Liberty restated articles provide that, to the fullest extent permitted by applicable law, GCI Liberty will indemnify any person who was or is a party or is threatened to be made a party or is otherwise involved in any investigation, threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person, or a person for whom such person is the legal representative, is or was a director or officer of GCI Liberty, or is or was serving at the request of GCI Liberty as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to nonprofit entities or employee benefit plans, against all expenses, including reasonable attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the investigation, action, suit or proceeding.

Board of Directors

The GCI Liberty restated articles provide that, subject to any rights of the holders of any series of preferred stock to elect additional directors, the number of directors will not be less than three and the exact number will be fixed from time to time by a resolution of the GCI Liberty board. The members of the GCI Liberty board, other than those who may be elected by holders of any preferred stock, are divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members.

The term of office of the Class I directors expires at the first annual meeting of stockholders held following the separation. The term of office of the Class II directors expires at the second annual meeting of stockholders held following the separation. The term of office of the Class III directors expires at the third annual meeting of stockholders held following the separation.

At each annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified or until such director’s earlier death, resignation or removal.

The GCI Liberty restated articles provide that, subject to the rights of the holders of any series of preferred stock, directors may be removed from office only for cause upon the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of GCI Liberty’s capital stock generally entitled to vote upon all matters submitted to stockholders, voting together as a single class.

The GCI Liberty restated articles provide that, subject to the rights of the holders of any series of preferred stock, vacancies on the GCI Liberty board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on the GCI Liberty board, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected will hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is apportioned, and until that director’s successor will have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the GCI Liberty board will shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of preferred stock with respect to any additional director elected by the holders of that series of preferred stock.

These provisions, in addition to our classified board provisions described above, would preclude a stockholder or group of stockholders holding a majority of the voting power of GCI Liberty from removing incumbent directors and simultaneously gaining control of the GCI Liberty board by filling the vacancies created by removal with its own nominees as would take at least two elections of directors for any individual or group to do so. Accordingly, these provisions could discourage a third-party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of GCI Liberty.

No Stockholder Action by Written Consent; Special Meetings

The GCI Liberty restated articles provide that (except as otherwise provided in the terms of any series of preferred stock), any action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of GCI Liberty non-voting preferred stock, special meetings of GCI Liberty stockholders for any purpose or purposes may be called only by its Secretary (i) upon the written request of the holders of not less than 66 2/3% of the aggregate voting power of GCI Liberty’s capital stock generally entitled to vote upon all matters submitted to stockholders, or (ii) at the request of at least 75% of the members of the GCI Liberty board then in office.

Amendments

The GCI Liberty restated articles go beyond the general Nevada law requirement of approval by stockholders holding shares in the corporation representing at least a majority of the voting power and provide that, subject to the rights of the holders of any series of its preferred stock, the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of GCI Liberty’s outstanding capital stock generally entitled to vote upon all matters submitted to stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of the GCI Liberty restated articles or to add or insert any provision therein, provided, that the foregoing enhanced voting requirement will not apply to any adoption, amendment, repeal, addition or insertion (i) as to which the laws of the State of Nevada, as then in effect, do not require the consent of GCI Liberty stockholders or (ii) which has been approved by at least 75% of the members of the GCI Liberty board then in office, in which case the general Nevada majority approval requirement will apply.

The GCI Liberty restated articles further provide that the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of its bylaws, provided that the foregoing enhanced voting requirement will not apply to (and no stockholder approval will be required for) any adoption, amendment or repeal approved by the affirmative vote of not less than 75% of the members of the GCI Liberty board then in office.

Supermajority Voting Provisions

In addition to the voting provisions discussed under “—Description of GCI Liberty’s Common Stock Under the GCI Liberty Restated Articles—GCI Group Common Stock Under the GCI Liberty Restated Articles—Voting Rights” above and the supermajority voting provisions discussed under “—Amendments” above, the GCI Liberty restated articles provide that, subject to the rights of the holders of any series of its preferred stock, an enhanced requirement of the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required for:

●	the merger or consolidation of GCI Liberty with or into any other corporation, provided, that the foregoing enhanced voting requirement will not apply to any such merger or consolidation (1) as to which the laws of the State of Nevada, as then in effect, do not require the vote of GCI Liberty stockholders, or (2) that at least 75% of the members of the GCI Liberty board then in office have approved;
●	the sale, lease or exchange of all, or substantially all, of GCI Liberty’s assets, provided, that the foregoing enhanced voting requirement will not apply to any such sale, lease or exchange that at least 75% of the members of the GCI Liberty board then in office have approved; or
●	the dissolution of GCI Liberty, provided, that the foregoing enhanced voting requirement will not apply to such dissolution if at least 75% of the members of the GCI Liberty board then in office have approved such dissolution.

Where the enhanced voting requirement does not apply, stockholder approval will be as required by Nevada Statute (generally, approval by a majority of the voting power of the stockholders, subject to rights of classes or series of stock).

Inspection of Books and Records

Nevada law grants any person who has been a stockholder of record of a corporation for at least six months immediately preceding the demand, or any person holding, or thereunto authorized in writing by the holders of, at least 5% of all of its outstanding shares, upon at least five days’ written demand, the right to inspect in person or by agent or attorney, during usual business hours (i) the articles of incorporation and all amendments thereto, (ii) the bylaws and all amendments thereto and (iii) a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively. A stockholder or person seeking such records must furnish the corporation with an affidavit that such inspection is not desired for a purpose other than the business of the corporation and that the stockholder or other person seeking the records has not at any time sold or offered for sale any list of stockholders of any corporation, or aided or abetted any person in procuring any such record of stockholders for any such sale or offer for sale.

In addition, Nevada law grants certain stockholders the right to inspect, copy and audit other books of account and records of a corporation for any proper purpose. The right to inspect the books of account and all financial records of a corporation, to make copies of records and to conduct an audit of such records is granted only to a stockholder who owns at least 15% of the issued and outstanding shares of a Nevada corporation, or who has been authorized in writing by the holders of at least 15% of such shares. Such right of inspection is subject to such stockholder’s delivery of an affidavit that such inspection, copy or audit is not desired for any purpose not related to his or her interest as a stockholder and the stockholder’s entry into, and compliance with, a confidentiality agreement reasonably protecting the legitimate interests of the corporation. However, these inspection rights do not apply to any corporation that furnishes to its stockholders a detailed, annual financial statement or any corporation that has filed during the preceding 12 months all reports required to be filed pursuant to Section 13 or Section 15(d) of the Exchange Act.

Exclusive Forum

The GCI Liberty restated articles provide that, unless GCI Liberty consents in writing to an alternative forum, and to the fullest extent permitted by law, including the applicable jurisdictional requirements and laws of the United States, the Nevada Eighth Judicial District Court (or if the Nevada Eighth Judicial District Court does not have jurisdiction, any other state district court located in the State of Nevada, and if no state district court in the State of Nevada has jurisdiction, any federal court located in the State of Nevada), will, to the fullest extent permitted by law, be the exclusive forum for “internal actions” as defined under the NRS, including any action, suit or proceeding (a) brought in the name or right of GCI Liberty or on its behalf; (b) for or based upon a breach of fiduciary duty against any director, officer, employee or agent of GCI Liberty in such capacity; or (c) arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of the Nevada statutes with respect to business entities, the articles of incorporation or the bylaws of GCI Liberty or certain voting agreements or trusts to which it may be a party. In addition, the GCI Liberty restated articles provide that, unless GCI Liberty consents in writing to the selection of an alternative forum, and to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The GCI Liberty restated articles further provide that, for the avoidance of doubt, this exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Group Policies

If and when GCI Liberty issues shares of the Ventures Group common stock, the GCI Group common stock and Ventures Group common stock will become tracking stocks of GCI Liberty, and it is expected that the GCI Liberty board will adopt management and allocation policies designed to assist it in managing and separately presenting the businesses and operations attributed to the tracking stock groups, and allocating among those groups other items (such as debt, corporate overhead, taxes, corporate opportunities and other charges and obligations) in a manner it deems reasonable after taking into account all material factors. The GCI Liberty board will be able to, without stockholder approval, modify, change, rescind or create exceptions to these policies, or adopt additional policies. Any such modifications, changes, rescissions, exceptions or additional policies would be binding and conclusive unless otherwise determined by the GCI Liberty board.

If and when GCI Liberty issues shares of the Ventures Group common stock, because the GCI group and the Ventures group will continue to be part of a single company, GCI Liberty’s directors and officers will have the same fiduciary duties to stockholders of our company as a whole (and not the holders of any particular tracking stock). If and when there are conflicting interests between the GCI group and Ventures group, GCI Liberty’s directors will use good faith business judgment to resolve such conflicts. In cases where a material corporate opportunity may appropriately be viewed as one that could be pursued by more than one group, the GCI Liberty board may, independently or at the request of management, review the allocation of that corporate opportunity to one of, or between or among, such groups. In accordance with Nevada law, the GCI Liberty board will make its determination with regard to the allocation of any such opportunity and the benefit of such opportunity in accordance with their good faith business judgment of GCI Liberty’s best interests and the best interests of its stockholders as a whole.

Stock Transfer Agent and Registrar

Broadridge is the transfer agent and registrar for all series of the GCI Group common stock.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the U.S. federal income tax considerations generally applicable to the receipt, ownership and disposition of Series C GCI Group Rights to U.S. Holders (as defined below) that receive Series C GCI Group rights pursuant to the rights distribution. This discussion is limited only to U.S. Holders that receive Series C GCI Group Rights pursuant to the rights distribution and hold their Series C GCI Group Rights and shares of GCI Group common stock as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). Moreover, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of their particular circumstances or to holders that are subject to special treatment under U.S. federal income tax law, such as:

●	tax-exempt organizations;
●	banks, insurance companies and other financial institutions;
●	partnerships (or other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes);
●	real estate investment trusts and regulated investment companies;
●	dealers in securities;
●	traders in securities that elect to mark their securities to market;
●	holders who received shares of GCI Group common stock from the exercise of employee stock options or otherwise as compensation or will receive Series C GCI Group Rights as compensation;
●	holders who hold shares of GCI Group common stock or will hold their Series C GCI Group Rights in a tax-qualified retirement plan, individual retirement account or other qualified savings account;
●	stockholders who hold shares of GCI Group common stock or will hold Series C GCI Group Rights as part of a hedge, straddle, wash sale, constructive sale or conversion transaction or other risk reduction or integrated transaction; and
●	former citizens or long-term residents of the United States.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares of GCI Group common stock that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or a resident of the United States;
●	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any state or political subdivision thereof;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, published positions of the Internal Revenue Service (the “IRS”), and other applicable official administrative pronouncements, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). There can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the tax considerations discussed below. In addition, this discussion does not address any state, local or non-U.S. tax considerations, any U.S. federal estate and gift tax or alternative minimum tax considerations or any other tax considerations other than U.S. federal income tax considerations. Further, this discussion does not address the U.S. federal income tax consequences of the rights distribution or rights offering to current holders of options, warrants or other rights to acquire shares of GCI Group common stock.

If a partnership (or any other entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds shares of GCI Group common stock or Series C GCI Group Rights, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding shares of GCI Group common stock or Series C GCI Group Rights should consult its tax advisor regarding the tax consequences of the rights distribution and the ownership and disposition of Series C GCI Group Rights.

HOLDERS OF SHARES OF GCI GROUP COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF SERIES C GCI GROUP RIGHTS RECEIVED PURSUANT TO THE RIGHTS DISTRIBUTION, AS WELL AS THE EFFECT OF ANY STATE, LOCAL AND NON-U.S. TAX LAWS.

Rights Distribution

The rights distribution is conditioned upon our receipt of the opinion of Skadden, dated as of the date of the rights distribution, to the effect that, under current U.S. federal income tax law, holders of GCI Group common stock will not recognize any gain or loss, and will not otherwise be required to include any amount in income, upon the receipt of Series C GCI Group Rights in the rights distribution.

We will not seek a ruling from the IRS as to the U.S. federal income tax treatment of the rights distribution. The opinion of Skadden will not be binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the conclusions set forth in the opinion or that a court would not sustain such a challenge.

Assuming that no gain or loss is recognized by, and no amount is otherwise included in the income of, holders of GCI Group common stock as a result of the rights distribution, the receipt of Series C GCI Group Rights in the rights distribution will have the following additional U.S. federal income tax consequences:

●	In general, a U.S. Holder’s tax basis in the Series C GCI Group Rights received in the rights distribution will be zero. Nevertheless, if the fair market value of the Series C GCI Group Rights received by the U.S. Holder is equal to at least 15% of the fair market value of the shares of GCI Group common stock with respect to which such Series C GCI Group Rights are received, a U.S. Holder’s aggregate tax basis in its shares of GCI Group common stock will be allocated upon the exercise or sale or exchange of such Series C GCI Group Rights between such GCI Group common stock and such Series C GCI Group Rights in proportion to their respective fair market values on the date of the rights distribution. A U.S. Holder may also elect, on its U.S. federal income tax return for the taxable year in which the rights distribution occurs, to allocate a portion of its tax basis in its shares of GCI Group common stock to the Series C GCI Group Rights received in the rights distribution upon the exercise or sale or exchange of such Series C GCI Group Rights, regardless of the fair market value of such Series C GCI Group Rights relative to the market value such GCI Group common stock on the date of the rights distribution. The election described in the preceding sentence, once made, is irrevocable with respect to the Series C GCI Group Rights for which the election was made.
●	The holding period of the Series C GCI Group Rights received by a U.S. Holder in the rights distribution will include the holding period of the shares of GCI Group common stock with respect to which such Series C GCI Group Rights are received.

Rights Offering and Ownership of Series C GCI Group Rights

A U.S. Holder will generally recognize capital gain or loss upon the sale or exchange of a Series C GCI Group Right prior to its exercise. A U.S. Holder will not recognize any gain or loss with respect to a Series C GCI Group Right upon the failure to exercise such Series C Right prior to expiration. If a Series C GCI Group Right expires unexercised, no amount of a U.S. Holder’s aggregate tax basis in its shares of GCI Group common stock will be allocated to such Series C GCI Group Right.

The exercise of a Series C GCI Group Right will not be a taxable event to a U.S. Holder. Upon the exercise of a Series C GCI Group Right, a U.S. Holder will have a tax basis in the shares of Series C GCI Group common stock received equal to the exercise price of the Series C GCI Group Right plus the U.S. Holder’s tax basis in the Series C GCI Group Right (if any). The holding period of shares of Series C GCI Group common stock received upon exercise of a Series C GCI Group Right will begin on the date immediately following the receipt of such shares.

PLAN OF DISTRIBUTION

We are distributing our Series C GCI Group Rights directly to holders of our GCI Group common stock, on a pro rata basis, pursuant to the rights distribution, and expect to list our Series C GCI Group Rights on the Nasdaq Global Select Market on November 26, 2025 (the first trading day following the rights distribution date and the commencement date for the rights offering) under the symbol “GLIBR.”

The Series C GCI Group Rights offered pursuant to this rights offering are being offered by us directly to all holders of our GCI Group common stock as of the rights distribution record date. We intend to distribute subscription materials, including rights certificates, to those persons that were holders of our GCI Group common stock on the rights distribution record date.

The Series C GCI Group Rights entitle you to a basic subscription privilege and an oversubscription privilege. The basic subscription privilege entitles you to purchase one share of our Series C GCI Group common stock per whole right, upon delivery of the required documents and payment of the subscription price per share, prior to the expiration time. You are not required to exercise your basic subscription privilege, in full or in part, unless you wish to also purchase shares under your oversubscription privilege. The oversubscription privilege entitles you to purchase up to that number of shares of our Series C GCI Group common stock offered in the rights offering which are not purchased by other rightsholders pursuant to their basic subscription privilege, upon delivery of the required documents and payment of the subscription price per share prior to the expiration time.

We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercises of Series C GCI Group Rights.

Broadridge will act as subscription agent for the rights offering. We have agreed to pay Broadridge a base fee for its services as subscription agent equal to approximately $35,000 (which includes the fees associated with the exercise and the sale of rights but does not include certain administrative fees, some of which may be determined at a later date). We have also agreed to reimburse Broadridge for its reasonable expenses in connection with its service as subscription agent.

D.F. King will act as information agent for the rights offering. We have agreed to pay D.F. King a base fee for its services as information agent equal to approximately $15,000. We have also agreed to reimburse D.F. King for its reasonable expenses in connection with its service as information agent.

Except as described herein, we are not paying any other commissions, fees or discounts in connection with the rights offering. Some of our employees may solicit responses from you as a holder of rights, but we will not pay our employees any commissions or compensation for such services other than their normal employment compensation.

We estimate that our total expenses in connection with the rights offering, including registration, legal, printing and accounting fees, will be approximately $1.7 million.

LEGAL MATTERS

Certain legal matters in connection with the distribution of GCI Group common stock in the distribution described in this prospectus will be passed upon for us by O’Melveny & Myers LLP. Certain matters with respect to Nevada law will be passed upon for us by Greenberg Traurig, LLP. Certain matters with respect to tax law will be passed upon for us by Skadden.

EXPERTS

The combined financial statements of GCI Liberty as of December 31, 2024 and 2023, and for the years then ended, have been included herein and in the registration statement, in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC under the Securities Act with respect to the rights and the shares of our common stock being distributed in the rights offering, as contemplated by this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we file periodic reports, proxy statements and other information with the SEC. You may inspect any document that we file with the SEC, including the registration statement on Form S-1, including its exhibits and schedules, on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus.

The information contained on or accessible through our website shall not be deemed to be a part of this prospectus or the registration statement on Form S--1, of which this prospectus is a part.

You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning the office of:

GCI Liberty, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5900

Attention: Investor Relations

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm.

Holders of GCI Group common stock who have any questions relating to GCI Liberty should contact GCI Liberty at:

GCI Liberty, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5900

Attention: Investor Relations

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

GCI LIBERTY, INC.

Condensed Consolidated Balance Sheets

(unaudited)

	September 30,	December 31,
	2025	2024

	amounts in millions, except share amounts
Assets
Current assets:
Cash and cash equivalents	$124	74
Trade and other receivables, net of allowance for credit losses of $4 and $4, respectively	136	184
Due from Liberty Broadband	98	5
Prepaid and other current assets	47	56
Total current assets	405	319
Property and equipment, net	1,209	1,150
Intangible assets not subject to amortization (note 4)
Goodwill	638	746
Cable certificates	149	550
Other	25	41
	812	1,337
Intangible assets subject to amortization, net (note 4)	380	411
Other assets, net	205	165
Total assets	3,011	3,382

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	125	110
Deferred revenue	23	21
Current portion of debt (note 5)	4	3
State income taxes payable	91	—
Other current liabilities	59	58
Total current liabilities	302	192
Long-term debt, net (note 5)	981	1,066
Obligations under tower obligations and finance leases	69	72
Long-term deferred revenue	130	113
Deferred income tax liabilities	—	359
Other liabilities	139	151
Total liabilities	1,621	1,953

Redeemable noncontrolling interest in equity of subsidiary	18	15

Equity
Series A GCI Group common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding 3,650,938 and zero at September 30, 2025 and December 31, 2024, respectively	—	—
Series B GCI Group common stock, $.01 par value. Authorized 3,750,000 shares; issued and outstanding 400,806 and zero at September 30, 2025 and December 31, 2024, respectively	—	—
Series C GCI Group common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding 24,646,095 and zero at September 30, 2025 and December 31, 2024, respectively	—	—
Former member’s investment	—	1,777
Additional paid-in capital	2,060	—
Retained earnings (deficit)	(688)	(363)
Total equity	1,372	1,414
Commitments and contingencies (note 7)
Total liabilities and equity	$3,011	3,382

See accompanying notes to condensed consolidated financial statements.

GCI LIBERTY, INC.

Condensed Consolidated Statements of Operations

(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

	amounts in millions, except per share amounts
Revenue	$257	262	784	753
Operating costs and expenses:
Operating expense (exclusive of depreciation and amortization)	131	136	384	399
Selling, general and administrative expense (including stock-based compensation)	36	30	96	89
Depreciation and amortization	53	55	158	157
Impairment of goodwill and intangible assets (note 4)	525	—	525	—
	745	221	1,163	645
Operating income (loss)	(488)	41	(379)	108
Other income (expense):
Interest expense (including amortization of deferred loan fees)	(12)	(13)	(34)	(36)
Other, net	3	1	6	4
	(9)	(12)	(28)	(32)
Earnings (loss) before income taxes	(497)	29	(407)	76
Income tax benefit (expense)	110	(8)	82	(22)
Net earnings (loss)	$(387)	21	(325)	54
Basic net earnings (loss) attributable to Series A, Series B and Series C GCI Group shareholders per common share (note 2)	$(13.34)	0.72	(11.21)	1.86
Diluted net earnings (loss) attributable to Series A, Series B and Series C GCI Group shareholders per common share (note 2)	$(13.34)	0.72	(11.21)	1.86

See accompanying notes to condensed consolidated financial statements.

GCI LIBERTY, INC.

Condensed Consolidated Statements of Cash Flows

(unaudited)

	Nine months ended
	September 30,
	2025	2024

	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$(325)	54
Adjustments to reconcile net earnings (loss) to net cash from operating activities:
Depreciation and amortization	158	157
Stock-based compensation	9	11
Impairment of goodwill and intangible assets	525	—
Deferred income tax expense (benefit)	(399)	6
Non-cash changes in taxes payable	206	—
Other, net	(3)	(4)
Change in operating assets and liabilities:
Current and other assets	74	27
Payables and other liabilities	57	(28)
Net cash provided by (used in) operating activities	302	223
Cash flows from investing activities:
Capital expenditures	(174)	(183)
Grant proceeds received for capital expenditures	22	40
Other investing activities, net	6	—
Net cash provided by (used in) investing activities	(146)	(143)
Cash flows from financing activities:
Borrowings of debt	691	130
Repayment of debt, tower obligations and finance leases	(778)	(104)
Contributions from (distributions to) former member	—	(150)
Other financing activities, net	(7)	—
Net cash provided by (used in) financing activities	(94)	(124)
Net increase (decrease) in cash, cash equivalents and restricted cash	62	(44)
Cash, cash equivalents and restricted cash, beginning of period	75	97
Cash, cash equivalents and restricted cash, end of period	$137	53

The following table reconciles cash and cash equivalents and restricted cash reported in the Company’s condensed consolidated balance sheets to the total amount presented in its condensed consolidated statements of cash flows:

	September 30,	December 31,
	2025	2024

	amounts in millions
Cash and cash equivalents	$124	74
Restricted cash included in other long-term assets	13	1
Total cash and cash equivalents and restricted cash at end of period	$137	75

See accompanying notes to condensed consolidated financial statements.

GCI LIBERTY, INC.

Condensed Consolidated Statements of Equity

(unaudited)

	GCI Group			Former	Additional	Retained
	Common Stock			Member’s	paid-in	earnings	Total
	Series A	Series B	Series C	Investment	capital	(deficit)	equity

	amounts in millions
Balances at June 30, 2025	$—	—	—	1,778	—	(301)	1,477
Net earnings (loss)	—	—	—	—	—	(387)	(387)
Stock-based compensation	—	—	—	—	2	—	2
Change in capitalization in connection with the Separation	—	—	—	(1,778)	2,058	—	280
Balances at September 30, 2025	$—	—	—	—	2,060	(688)	1,372

	GCI Group			Former	Additional	Retained
	Common Stock			Member’s	paid-in	earnings	Total
	Series A	Series B	Series C	Investment	capital	(deficit)	equity

	amounts in millions
Balances at January 1, 2025	$—	—	—	1,777	—	(363)	1,414
Net earnings (loss)	—	—	—	—	—	(325)	(325)
Stock-based compensation	—	—	—	7	2	—	9
Change in capitalization in connection with the Separation	—	—	—	(1,778)	2,058	—	280
Other	—	—	—	(6)	—	—	(6)
Balances at September 30, 2025	$—	—	—	—	2,060	(688)	1,372

	Former	Retained
	Member’s	earnings	Total
	Investment	(deficit)	equity

	amounts in millions
Balances at June 30, 2024	$1,774	(400)	1,374
Net earnings (loss)	—	21	21
Stock-based compensation	4	—	4
Balances at September 30, 2024	$1,778	(379)	1,399

	Former	Retained
	Member’s	earnings	Total
	Investment	(deficit)	equity

	amounts in millions
Balances at January 1, 2024	$1,766	(283)	1,483
Net earnings (loss)	—	54	54
Stock-based compensation	11	—	11
Contributions from (distributions to) former member	—	(150)	(150)
Other	1	—	1
Balances at September 30, 2024	$1,778	(379)	1,399

See accompanying notes to condensed consolidated financial statements.

GCI LIBERTY, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

(1)Basis of Presentation

GCI Liberty, Inc. (“GCI Liberty”) consists of 100% of the outstanding equity interests in GCI, LLC, GCI Holdings, LLC (“GCI Holdings” or “GCI”) and their subsidiaries (collectively, the “GCI Business”). Prior to the Separation (defined below), the GCI Business was formerly owned by Liberty Broadband Corporation (“Liberty Broadband”), which acquired the GCI Business as a result of the combination of a predecessor of Grizzly Merger Sub 1, LLC and Liberty Broadband that was completed on December 18, 2020 (the “Original Combination”).

The accompanying condensed consolidated financial statements represent the combination of the historical financial information of GCI Holdings until the date of the Separation. Although GCI Holdings was reported as a combined company until the date of the Separation, all periods reported herein are referred to as consolidated. The condensed consolidated financial statements and the notes thereto refer to the consolidation of GCI Holdings and certain other assets and liabilities as “GCI Liberty,” “the Company,” “us,” “we” and “our.” The Separation is accounted for at historical cost due to the pro rata nature of the distribution to holders of GCI Group common stock.  All significant intercompany accounts and transactions have been eliminated in the condensed consolidated financial statements.

The accompanying (a) condensed consolidated balance sheet as of December 31, 2024, which has been derived from audited financial statements, and (b) interim unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X as promulgated by the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the results for such periods have been included. Additionally, certain prior period amounts have been reclassified for comparability with the current period presentation. These condensed consolidated financial statements should be read in conjunction with the annual combined financial statements and notes thereto for the year ended December 31, 2024.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. GCI Liberty considers (i) fair value of non-financial instruments and (ii) accounting for income taxes to be its most significant estimates.

The Company is primarily engaged in providing a full range of data, wireless, voice, and managed services to residential customers, businesses, governmental entities and educational and medical institutions primarily in Alaska under the GCI brand.

Separation of GCI Liberty from Liberty Broadband

GCI Liberty was formed in Nevada in December 2024 for the purpose of ultimately holding the GCI Business. On July 14, 2025, Liberty Broadband and its subsidiaries completed an internal reorganization in order for Liberty Broadband to transfer the GCI Business to GCI Liberty in exchange for GCI Liberty stock, including 10,000 shares of GCI Liberty non-voting preferred stock, and the assumption of liabilities related to the GCI Business by GCI Liberty. The internal reorganization resulted in GCI Liberty owning, directly or indirectly, GCI, LLC and the operations comprising, and the entities that conduct, the GCI Business. Following the internal reorganization, Liberty Broadband sold $10 million of the non-voting preferred stock (the “Preferred Stock Sale”) to third parties. The non-voting preferred stock is issued by GCI Liberty, has a 12% dividend rate and $1,000 per share liquidation price plus accrued and unpaid dividends, and is recorded in Other liabilities in the condensed consolidated balance sheet as of September 30, 2025. The mandatory redemption date is July 14, 2032. Following the Preferred Stock Sale, GCI Liberty effected a reclassification of GCI Liberty’s existing common stock into a sufficient number of shares of Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock to complete the divestiture of GCI Liberty pursuant to the distribution (the “Distribution”) by Liberty Broadband to the holders of record of Liberty Broadband common stock, as of the record date for the Distribution, of all the shares of GCI Group common stock held by Liberty Broadband immediately prior to the Distribution.  The internal reorganization, the Preferred Stock Sale, the reclassification and the Distribution are collectively referred to as the “Separation.”

GCI LIBERTY, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

In connection with the Separation, the Company entered into certain agreements, including the separation and distribution agreement, a tax sharing agreement (the “Tax Sharing Agreement”) and a tax receivables agreement (the “Tax Receivables Agreement”), pursuant to which, among other things, GCI Liberty and Liberty Broadband will indemnify each other against certain losses that may arise. The Tax Sharing Agreement governs the allocation of taxes, tax benefits, tax items and tax-related losses between Liberty Broadband and GCI Liberty, and the Tax Receivables Agreement governs the respective rights and obligations of Liberty Broadband and GCI Liberty with respect to certain tax matters.

For federal income tax purposes, the Separation was structured as a deemed acquisition of GCI, LLC’s assets by GCI Liberty at their fair market value.  The deemed acquisition reset the tax basis in GCI, LLC’s assets to their fair market value, which resulted in a decrease to the Company’s deferred tax liability.  The Separation along with an impairment led to a net deferred tax asset of $39 million, which is included in Other assets on the condensed consolidated balance sheet as of September 30, 2025.

Additionally, as a result of the Separation, the Company accrued a federal income tax payable of $206 million to Liberty Broadband. Since Liberty Broadband is responsible for the tax on the Separation under the Tax Sharing Agreement, the federal income tax payable was cancelled. State income tax of $91 million related to the Separation is payable by the Company. Under the Tax Sharing Agreement, Liberty Broadband is responsible for reimbursing that amount to the Company, which resulted in the Company recognizing a $91 million receivable due from Liberty Broadband in connection with the Separation, which is recorded in Due from Liberty Broadband on the condensed consolidated balance sheet as of September 30, 2025.

In addition, the Company entered into certain agreements, including a services agreement (“Services Agreement”), a facilities sharing agreement and an aircraft time sharing agreement, with Liberty Media Corporation (“Liberty Media”) and/or its subsidiaries. Pursuant to the Services Agreement, Liberty Media will provide GCI Liberty with public company support services, including legal, tax, accounting, treasury, information technology, cybersecurity, internal auditing and investor relations services. GCI Liberty will reimburse Liberty Media for all out-of-pocket expenses incurred by Liberty Media in providing the services and will pay a services fee that will be subject to review and evaluation for reasonableness on a quarterly basis. The fees payable to Liberty Media for the first year of the Services Agreement are not expected to exceed approximately $5 million. For the three and nine months ended September 30, 2025, approximately $1 million was reimbursable to Liberty Media under these various agreements.

New Accounting Pronouncements Not Yet Adopted

In September 2025, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which removes all references to software development project stages and requires entities to start capitalizing software costs when both of the following occur: (i) management has authorized and committed to funding the software project and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. The amendments in ASU 2025-06 are effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted as of the beginning of a fiscal year. The amendments can be applied prospectively, retrospectively, or via a modified prospective transition method. We are currently evaluating the impact this guidance may have on our consolidated financial statements.

(2)Earnings (Loss) Per Common Share

Basic net earnings (loss) per common share (“EPS”) is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding (“WASO”) for the period. Diluted net EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. Potentially dilutive shares are excluded from the computation of diluted net EPS during periods in which losses are reported since the result would be antidilutive.

Excluded from diluted net EPS for both of the three and nine months ended September 30, 2025 are approximately 1 million potential common shares because their inclusion would have been antidilutive.

GCI LIBERTY, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

In connection with the Separation, on July 14, 2025, the Company’s common stock was reclassified into approximately 29 million common shares. These common shares were distributed by Liberty Broadband to its common shareholders as of the record date for the Separation, resulting in 3,650,938 shares of Series A GCI Group common stock, 400,806 shares of Series B GCI Group common stock and 24,646,041 shares of Series C GCI Group common stock being issued and outstanding at the time of the Separation. The number of shares issued upon completion of the Separation was used to determine both basic and diluted net earnings (loss) per share for the three and nine months ended September 30, 2024, as no Company equity awards were outstanding prior to the completion of the Separation.

	GCI Group Common Stock
	Three months ended	Nine months ended
	September 30,	September 30,
	2025	2025

	number of shares in millions
Basic WASO	29	29
Potentially dilutive shares	—	—
Diluted WASO	29	29

(3)Revenue Recognition

Contracts with Customers

The Company applies certain practical expedients as permitted and does not disclose information about remaining performance obligations that have original expected durations of one year or less, information about revenue remaining from usage based performance obligations that are recognized over time as-invoiced, or variable consideration allocated to wholly unsatisfied performance obligations. The Company excludes variable consideration from its remaining performance obligations that are unsatisfied for certain of its business data contracts that have an original expected duration greater than one year. Such contracts are associated with GCI Holdings’ participation in the Rural Health Care (“RHC”) Program because the rates charged under those contracts are highly regulated by the Federal Communications Commission and must be approved annually. Beyond the variability in the rate to be determined annually, the RHC Program is also subject to funding caps that could potentially limit the amount of funding for the RHC Program, which would also reduce the amount of funding available to GCI Holdings. The RHC Program contracts typically have a term that ranges from three to five years.

The Company had receivables of $152 million and $193 million at September 30, 2025 and December 31, 2024, respectively, the long-term portion of which are included in Other assets, net. The Company had deferred revenue of $32 million and $33 million at September 30, 2025 and December 31, 2024, respectively. The receivables and deferred revenue are only from contracts with customers. GCI Holdings’ customers generally pay for services in advance of the performance obligation and therefore these prepayments are recorded as deferred revenue. The deferred revenue is recognized as revenue in the accompanying consolidated statements of operations as the services are provided. Changes in the contract liability balance for the Company during the nine months ended September 30, 2025 were not materially impacted by other factors.

The Company expects to recognize revenue in the future related to performance obligations that are unsatisfied (or partially unsatisfied) of $122 million in the remainder of 2025, $359 million in 2026, $144 million in 2027, $57 million in 2028 and $62 million in 2029 and thereafter.

GCI LIBERTY, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Revenue from contracts with customers, classified by customer type and significant service offerings follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

	amounts in millions
GCI Holdings
Consumer Revenue
Data	$59	62	180	186
Wireless	35	35	104	105
Other	4	12	22	32
Business Revenue
Data	124	122	375	333
Wireless	8	10	24	31
Other	3	3	8	9
Lease, grant, and revenue from subsidies	24	18	71	57
Total	$257	262	784	753

Government Assistance

In current and prior years, the Company has been awarded, as either the recipient or subrecipient, federal government grants to construct broadband infrastructure to unserved and underserved communities in rural Alaska. During the three months ended September 30, 2025 and 2024, the Company received approximately $3 million and $21 million, respectively, for grants awarded in current and prior years. During the nine months ended September 30, 2025 and 2024, the Company received approximately $22 million and $40 million, respectively, for grants awarded in current and prior years.

These grants are accounted for using a grant accounting model by analogy to International Accounting Standard 20, Accounting for Government Grants and Disclosure of Government Assistance. These grants were recorded as deferred revenue since the primary conditions for the receipt of the grant are the build out and operation of the broadband services over the established time frames, which range from 10 to 22 years for assets already placed in service and will be based on the property’s useful life for assets currently being constructed. During both the three and nine months ended September 30, 2025 and 2024, revenue recorded in the condensed consolidated financial statements was not material. Both short-term and long-term deferred revenue have been recorded for the amounts of the grants received, with approximately $6 million and $3 million recorded as short-term deferred revenue, respectively, and approximately $107 million and $92 million recorded as long-term deferred revenue, respectively, as of September 30, 2025 and December 31, 2024.

(4)Goodwill and Intangible Assets

Goodwill and Non-amortizing Intangible Assets

	Goodwill	Cable Certificates	Other	Total
Balance at January 1, 2025	$746	550	41	1,337
Impairments	(108)	(401)	(16)	(525)
Balance at September 30, 2025	$638	149	25	812

GCI LIBERTY, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Impairments

During the third quarter of 2025, management determined it was more likely than not that the fair value of GCI Liberty and certain of its indefinite-lived intangibles assets were less than their carrying values based on the trading price of its common stock and updated long-term forecasts for the business. With the assistance of a third-party specialist, the fair value of the cable certificates, other indefinite-lived intangible assets, and the overall fair value of the Company were determined using discounted cash flow models that incorporated projections of future operating performance (income approach) (Level 3). Impairments in the amounts of $401 million for cable certificates, $16 million for other indefinite-lived intangible assets, and $108 million for goodwill were recorded during the third quarter of 2025, in the Impairment of goodwill and intangible assets line item in the condensed consolidated statements of operations.

Based on these assessments performed during the third quarter of 2025 and the resulting impairment losses recorded, the estimated fair value of the cable certificates, other indefinite-lived intangible assets, and the overall fair value of the Company did not significantly exceed its carrying value as of September 30, 2025. As of September 30, 2025, the Company had accumulated goodwill impairment losses of $108 million.

Intangible Assets Subject to Amortization, net

	September 30, 2025			December 31, 2024
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount	amortization	amount	amount	amortization	amount

	amounts in millions
Customer relationships	$515	(204)	311	515	(173)	342
Other amortizable intangible assets	177	(108)	69	165	(96)	69
Total	$692	(312)	380	680	(269)	411

Intangible assets are being amortized generally on an accelerated basis as reflected in amortization expense and in the future amortization table below.

Amortization expense for intangible assets with finite useful lives was $14 million and $15 million for the three months ended September 30, 2025 and 2024, respectively, and $43 million and $45 million for the nine months ended September 30, 2025 and 2024, respectively. Amortization expense for amortizable intangible assets for each of the five succeeding fiscal years is estimated to be (amounts in millions):

Remainder of 2025	$14
2026	$55
2027	$52
2028	$50
2029	$44

GCI LIBERTY, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

(5)Debt

Debt is summarized as follows:

	Outstanding
	principal	Carrying value
	September 30,	September 30,	December 31,
	2025	2025	2024

	amounts in millions
Senior Notes	$600	615	619
Senior Credit Facility	368	368	447
Wells Fargo Note Payable	4	4	4
Deferred financing costs	—	(2)	(1)
Total debt	$972	985	1,069
Debt classified as current		(4)	(3)
Total long-term debt		$981	1,066

Senior Notes

On October 7, 2020, GCI, LLC issued $600 million aggregate principal amount of 4.75% senior notes due 2028 (the “Senior Notes”). The Senior Notes are unsecured and interest on the Senior Notes is payable semi-annually in arrears. The Senior Notes are redeemable at the Company’s option, in whole or in part, at a redemption price defined in the indenture, and accrued and unpaid interest (if any) to the date of redemption. The Senior Notes are stated net of an aggregate unamortized premium of $15 million at September 30, 2025. Such premium is being amortized to interest expense in the accompanying condensed consolidated statements of operations.

Senior Credit Facility

On March 25, 2025, GCI, LLC entered into the Ninth Amended and Restated Credit Agreement (as amended, the “Senior Credit Facility”), which refinanced in full and replaced the Prior Senior Credit Facility (as defined below) with (x) a new $450 million revolving credit facility, with a $35 million sublimit for letters of credit, that matures on March 25, 2030 (or, to the extent the Senior Notes remain outstanding, the date that is 91 days prior to the maturity date of the Senior Notes or the date that is 91 days prior to the maturity date of any indebtedness with a maturity date that is 91 days prior to March 25, 2030 that is used to refinance any of the Senior Notes) and (y) a $300 million Term Loan A (“Term Loan A”) that matures on March 25, 2031 (or, to the extent the Senior Notes remain outstanding, the date that is 91 days prior to the maturity date of the Senior Notes). The revolving credit facility borrowings under the Senior Credit Facility that are alternate base rate loans bear interest at a per annum rate equal to the alternate base rate plus a margin that varies between 0.50% and 1.25% depending on GCI, LLC’s total leverage ratio. The revolving credit facility borrowings under the Senior Credit Facility that are SOFR loans bear interest at a per annum rate equal to the applicable SOFR plus a margin that varies between 1.50% and 2.25% depending on GCI, LLC’s total leverage ratio. Term Loan A borrowings that are alternate base rate loans bear interest at a per annum rate equal to the alternate base rate plus a margin that varies between 1.00% and 1.75% depending on GCI, LLC’s total leverage ratio. Term Loan A borrowings that are SOFR loans bear interest at a per annum rate equal to the applicable SOFR plus a margin that varies between 2.00% and 2.75% depending on GCI, LLC’s total leverage ratio. Principal payments are due quarterly on the Term Loan A equal to 0.25% of the original principal amount, which may step up to 1.25% of the original principal amount of the Term Loan A depending on GCI, LLC’s secured leverage ratio. Each loan may be prepaid at any time and from time to time without penalty other than customary breakage costs. Any amounts prepaid on the revolving credit facility may be reborrowed. The Senior Credit Facility also has a commitment fee that accrues at a per annum rate between 0.300% and 0.375% on the daily unused amount of the revolving credit facility depending on GCI, LLC’s total leverage ratio. The interest rate on the Senior Credit Facility was 6.2% at September 30, 2025.

GCI LIBERTY, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Prior to the amendment in March 2025, GCI, LLC was party to the Eighth Amended and Restated Credit Agreement (as amended by Amendment No. 1 to the Eighth Amended and Restated Credit Agreement, the “Prior Senior Credit Facility”) which included a $550 million revolving credit facility, with a $25 million sublimit for standby letters of credit and a $250 million Term Loan A (the “Prior Term Loan A”). The revolving credit facility borrowings under the Prior Senior Credit Facility that were alternate base rate loans bore interest at a per annum rate equal to the alternate base rate plus a margin that varies between 0.50% and 1.75% depending on GCI, LLC’s total leverage ratio. The revolving credit facility borrowings under the Prior Senior Credit Facility that were SOFR loans bore interest at a per annum rate equal to the applicable SOFR plus a Credit Spread Adjustment (as defined in the Prior Senior Credit Facility) plus a margin that varies between 1.50% and 2.75% depending on GCI, LLC’s total leverage ratio. Prior Term Loan A borrowings that were alternate base rate loans bore interest at a per annum rate equal to the alternate base rate plus a margin that varies between 1.00% and 2.25% depending on GCI, LLC’s total leverage ratio. Prior Term Loan A borrowings that were SOFR loans bore interest at a per annum rate equal to the applicable SOFR plus a margin that varies between 2.00% and 3.25% depending on GCI, LLC’s total leverage ratio. Principal payments were due quarterly on the Prior Term Loan A equal to 0.25% of the original principal amount, which could step up to 1.25% of the original principal amount of the Term Loan A depending on GCI, LLC’s secured leverage ratio. The Prior Senior Credit Facility also had a commitment fee that accrued at a per annum rate between 0.375% and 0.500% on the daily unused amount of the revolving credit facility depending on GCI, LLC’s total leverage ratio. The interest rate on the Prior Senior Credit Facility was 7.0% at September 30, 2024.

GCI, LLC’s first lien leverage ratio may not exceed 4.00 to 1.00.

The terms of the Senior Credit Facility include customary representations and warranties, customary affirmative and negative covenants and customary events of default. At any time after the occurrence of an event of default under the Senior Credit Facility, the lenders may, among other options, declare any amounts outstanding under the Senior Credit Facility immediately due and payable and terminate any commitment to make further loans under the Senior Credit Facility. The obligations under the Senior Credit Facility are secured by a security interest on substantially all of the assets of GCI, LLC and the subsidiary guarantors, as defined in the Senior Credit Facility, and on the stock of GCI Holdings.

As of September 30, 2025, there was $298 million outstanding under the Term Loan A, $70 million outstanding under the revolving portion of the Senior Credit Facility and $3 million in letters of credit under the Senior Credit Facility, leaving $377 million available for borrowing.

Wells Fargo Note Payable

GCI Holdings issued a note to Wells Fargo that matures on July 15, 2029 and is payable in monthly installments of principal and interest (the “Wells Fargo Note Payable”). Outstanding borrowings on the Wells Fargo Note Payable were $4 million as of both September 30, 2025 and December 31, 2024. The interest rate is variable at SOFR plus 1.75%. The interest rates on the Wells Fargo Note Payable were 5.9% and 6.8% at September 30, 2025 and 2024, respectively.

The Wells Fargo Note Payable is subject to similar affirmative and negative covenants as the Senior Credit Facility. The obligations under the Wells Fargo Note Payable are secured by a security interest and lien on the building purchased with the note.

Fair Value of Debt

The fair value of the Senior Notes was $583 million at September 30, 2025 (Level 2).

Due to the variable rate nature of the Senior Credit Facility and Wells Fargo Note Payable, the Company believes that the carrying amounts approximate fair value at September 30, 2025.

GCI LIBERTY, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

(6)Stock-Based Compensation

Subsequent to the Original Combination, Liberty Broadband granted restricted stock units (“RSUs”) to certain employees of its subsidiaries under the Liberty Broadband 2019 Omnibus Incentive Plan, as amended, until its expiration on May 23, 2024 and then subsequently granted RSUs under the Liberty Broadband 2024 Omnibus Incentive Plan.

Holders of Liberty Broadband RSUs who provided services primarily or solely to GCI Liberty or its subsidiaries at the time of the Distribution, received RSUs that relate to Series C GCI Group common stock (“GLIBK”) in substitution for such Liberty Broadband RSUs. The number of shares of GLIBK subject to such substituted RSUs was determined in a manner to preserve the value of the Liberty Broadband RSUs outstanding prior to the Distribution.

Pursuant to the GCI Liberty, Inc. 2025 Omnibus Incentive Plan (the “2025 Plan”), the Company may grant to certain of its directors, employees and employees of its subsidiaries, RSUs and stock options to purchase a maximum of 5.0 million shares of GCI Group common stock (collectively, “Awards”).

The Company measures the cost of employee services received in exchange for an equity classified award (such as RSUs) based on the grant-date fair value (“GDFV”) of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and re-measures the fair value of the Award at each reporting date. Awards generally vest over 1-5 years and have a term of 5 years. GCI Liberty issues new shares upon vesting of equity awards.

Included in selling, general and administrative expense in the accompanying condensed consolidated statements of operations are $2 million and $4 million of stock-based compensation during the three months ended September 30, 2025 and 2024, respectively, and $9 million and $11 million of stock-based compensation during the nine months ended September 30, 2025 and 2024, respectively.

Grants of Awards

RSUs granted during the nine months ended September 30, 2025 are summarized as follows:

	Nine months ended
	September 30, 2025
	RSUs	Weighted
	granted	average
	(000’s)	GDFV
GLIBK time-based RSUs, GCI employees(1)	105	$37.85
GLIBK performance-based RSUs, GCI employees(2)	59	$37.85
GLIBK performance-based RSUs, GCI Liberty CEO(3)	18	$37.85
(1)	Grants mainly vest between one and three years.
(2)	Grants vest in March 2026, subject to the satisfaction of certain performance objectives.
(3)	Grant vests in March 2026, subject to the satisfaction of certain performance objectives. Grant was made to the Company’s Chief Executive Officer (“CEO”) in connection with his Employment Agreement (as defined in note 8).

Performance objectives, which are subjective, are considered in determining the timing and amount of the compensation expense recognized. As the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The value of the grant is re-measured at each reporting period.

GCI LIBERTY, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

During the nine months ended September 30, 2025, the Company granted 814 thousand options to purchase shares of GLIBK to the Company’s CEO in connection with his Employment Agreement. Such options had a GDFV of $12.35 per share at the time they were granted and vest one-third on each of December 31, 2026, 2027 and 2028. Also during the nine months ended September 30, 2025, the Company granted 33 thousand options to purchase shares of GLIBK to its non-employee directors. Such options had a weighted average GDFV of $11.53 per share and cliff vest on December 6, 2025.

The Company did not grant any options to purchase shares of Series A or Series B GCI Group common stock during the nine months ended September 30, 2025.

The Company calculates the GDFV for all of its equity classified options and the subsequent remeasurement of its liability classified options using the Black-Scholes Model. The Company estimates the expected term of the options based on historical exercise and forfeiture data. The volatility used in the calculation for options is based on the historical volatility of the corresponding series of its predecessor Liberty Broadband common stock and, when available, the implied volatility of publicly traded GCI Liberty options. The Company uses a zero-dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options.

Outstanding Awards

The following table presents the number and weighted average GDFV of RSUs granted to employees of GCI Liberty.

		Weighted
	GLIBK	Average
	(amounts in thousands)	GDFV
RSUs outstanding at January 1, 2025	—	$—
Granted	182	$37.85
Vested	—	$—
Cancelled	(9)	$31.69
GCI Liberty Separation Adjustment	169	$29.08
RSUs outstanding at September 30, 2025	342	$33.66

As of September 30, 2025, there were no outstanding options to purchase shares of Series A or Series B GCI Group common stock. As of September 30, 2025, 847 thousand GLIBK options remained outstanding at a weighted average exercise price of $37.85, a weighted average remaining contractual life of 4.9 years and an aggregate intrinsic value of zero.

As of September 30, 2025, the total unrecognized compensation cost related to unvested Awards was approximately $16 million. Such amount will be recognized in the Company’s consolidated statements of operations over a weighted average period of 2.4 years.

As of September 30, 2025, GCI Liberty reserved 847 thousand shares of GLIBK for issuance under exercise privileges of outstanding stock options.

(7)Commitments and Contingencies

Guaranteed Service Levels

Certain customers have guaranteed levels of service with varying terms. In the event the Company is unable to provide the minimum service levels, it may incur penalties or issue credits to customers.

GCI LIBERTY, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Litigation, Disputes, and Regulatory Matters

The Company and its subsidiaries are involved in various lawsuits, billing disputes, legal proceedings, and regulatory matters that have arisen from time to time in the normal course of business. Management believes there are no proceedings from asserted and unasserted claims that, if determined adversely, would have a material adverse effect on the Company’s financial position, results of operations or liquidity, other than as discussed below.

RHC Program

GCI Holdings receives support from various Universal Service Fund (“USF”) programs including the RHC Program. The USF programs are subject to change by regulatory actions taken by the Federal Communications Commission, interpretations of or compliance with USF program rules, or legislative actions. The USF programs have also been subject to ongoing legal challenges, which could disrupt or eliminate the support GCI Holdings receives. Changes to any of the USF programs that GCI Holdings participates in could result in a material decrease in revenue and accounts receivable, which could have an adverse effect on GCI Holdings’ business and the Company’s financial position, results of operations or liquidity.

(8)Related Party Transactions with Officers and Directors

The Company entered into a new employment agreement with Ronald A. Duncan on August 22, 2025 (the “Employment Agreement”), which generally replaced Mr. Duncan’s prior employment agreement with GCI Communication Corp.  The Employment Agreement provides that Mr. Duncan will continue to serve as the Chief Executive Officer and President of the Company and has a term that began on July 15, 2025 and which is scheduled to end on December 31, 2028. Pursuant to the Employment Agreement, Mr. Duncan is paid an annual base salary of $990,000 and is eligible to participate in the discretionary annual target cash incentive program pursuant to which Mr. Duncan is eligible to receive annual target cash incentive compensation of $1,252,741 in each calendar year from 2026 through 2028 (the “Duncan Cash IC”) and annual performance-based restricted stock unit grants with a target grant value of $626,371 in each of 2026, 2027 and 2028 (the “Duncan Equity IC”). Each of the Duncan Cash IC and Duncan Equity IC will be subject to the achievement of annual performance metrics established by the Company’s compensation committee. In connection with the entry into the Employment Agreement, Mr. Duncan also received an upfront multi-year grant of options to purchase 814 thousand shares of GLIBK for an exercise price equal to $37.85, which options are scheduled to vest in three equal installments on December 31 of each of 2026, 2027 and 2028, in each case, subject to Mr. Duncan remaining employed through the applicable vesting date.

Simultaneously with the entry into the Employment Agreement, GCI Communication Corp. (“GCI Corp.”) and Mr. Duncan entered into an aircraft agreement, effective January 1, 2025, which provides, among other things, that Mr. Duncan is entitled to 100 hours per year of personal flight time on an aircraft leased by GCI Corp. through the first to occur of  (i) the date that Mr. Duncan ceases to be employed by the Company or any of its subsidiaries or, in the case of certain types of termination of employment as provided in the Employment Agreement, with respect to up to one-third of such hours, the 120th day following such termination and (ii) the date that GCI Corp. ceases to own or lease any aircraft. Up to 25 hours of such annual allotment may be rolled over for use in a subsequent calendar year, up to a maximum amount of 150 hours of total flight time per year.

(9)Segment Information

GCI Liberty’s chief operating decision maker (“CODM”), the CEO, assesses performance and allocates resources based on the Company’s consolidated statements of operations, as the converged network requires the CODM to manage and evaluate the results of the business in a consolidated manner to drive efficiencies and develop uniform strategies. Accordingly, key components and processes of the Company’s operations are managed centrally, including capital and new technology development and deployment, customer service, marketing and advertising, legal and government affairs. Segment asset information is not used by the CODM to allocate resources. Under this organizational and reporting structure, the Company has one reportable segment.

GCI LIBERTY, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

As a single reportable segment entity, the Company’s segment performance measure is net earnings (loss). See note 3 for a description of the Company’s disaggregated revenue by customer type and significant service offerings. Significant segment expenses that are not separately presented on the condensed consolidated statements of operations but are reviewed by the CODM are presented below:

Operating expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

	amounts in millions
Consumer direct costs	$32	38	103	111
Business direct costs	31	32	83	95
Technology expense	68	66	198	193
Total operating expenses	$131	136	384	399

Business direct costs consists of network distribution costs, largely to healthcare and education customers, as well as internal and external labor costs for managing relationships with business customers. Consumer direct costs consists of wireless handset inventory costs, video programming, wireless distribution costs, marketing and advertising expenses to consumer customers, bad debt expense, credit card and other transactional fees, and internal and external labor costs for managing relationships with consumer customers. Technology expense consists of field and technology operations costs incurred to manage the Company’s network, including internal and external labor costs, software related costs, lease expenses, maintenance costs, as well as utility costs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Liberty Broadband Corporation:

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of GCI Liberty, Inc. and subsidiaries (the Company) (as defined in note 1) as of December 31, 2024 and 2023, the related combined statements of operations, cash flows, and equity for the years then ended, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2018.

Denver, Colorado
March 31, 2025

GCI LIBERTY, INC.

Combined Balance Sheets

December 31, 2024 and 2023

	2024	2023

	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$74	79
Trade and other receivables, net	184	169
Prepaid and other current assets	61	66
Total current assets	319	314
Property and equipment, net (note 2)	1,150	1,053
Intangible assets not subject to amortization (note 4)
Goodwill	746	746
Cable certificates	550	550
Other	41	40
	1,337	1,336
Intangible assets subject to amortization, net (note 4)	411	461
Other assets, net	165	167
Total assets	3,382	3,331

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$110	82
Deferred revenue	21	30
Current portion of debt (note 5)	3	3
Other current liabilities	58	55
Total current liabilities	192	170
Long-term debt, net (note 5)	1,066	1,018
Obligations under tower obligations and finance leases, excluding current portion (note 6)	72	83
Long-term deferred revenue	113	65
Deferred income tax liabilities (note 7)	359	349
Other liabilities	151	143
Total liabilities	1,953	1,828

Redeemable noncontrolling interest in equity of subsidiary (note 8)	15	20

Equity
Member’s equity:
Member’s investment	1,777	1,766
Retained earnings (deficit)	(363)	(283)
Total equity	1,414	1,483
Commitments and contingencies (note 11)
Total liabilities and equity	$3,382	3,331

See accompanying notes to combined financial statements.

GCI LIBERTY, INC.

Combined Statements of Operations

December 31, 2024 and 2023

	2024	2023

	amounts in millions, except per share amounts
Revenue	$1,016	981
Operating costs and expenses:
Operating expense (exclusive of depreciation and amortization)	539	524
Selling, general and administrative expense (including stock-based compensation)	130	115
Depreciation and amortization	207	230
	876	869
Operating income (loss)	140	112
Other income (expense):
Interest expense (including amortization of deferred loan fees)	(49)	(51)
Other, net	6	4
	(43)	(47)
Earnings (loss) before income taxes	97	65
Income tax benefit (expense)	(27)	(24)
Net earnings (loss)	$70	41
Unaudited Pro Forma basic net earnings (loss) attributable to Series A, Series B and Series C GCI Liberty, Inc. shareholders per common share (note 2)	$2.44	NA

See accompanying notes to combined financial statements.

GCI LIBERTY, INC.

Combined Statements of Cash Flows

December 31, 2024 and 2023

	2024	2023

	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$70	41
Adjustments to reconcile net earnings (loss) to net cash from operating activities:
Depreciation and amortization	207	230
Stock-based compensation	13	19
Deferred income tax expense (benefit)	10	22
Other, net	(4)	(4)
Change in operating assets and liabilities:
Current and other assets	27	56
Payables and other liabilities	(45)	(88)
Net cash provided by (used in) operating activities	278	276
Cash flows from investing activities:
Capital expenditures	(247)	(222)
Grant proceeds received for capital expenditures	54	6
Other investing activities, net	—	2
Net cash provided by (used in) investing activities	(193)	(214)
Cash flows from financing activities:
Borrowings of debt	155	—
Repayment of debt, tower obligations and finance leases	(107)	(6)
Dividends paid to parent	(150)	(65)
Other financing activities, net	(5)	(5)
Net cash provided by (used in) financing activities	(107)	(76)
Net increase (decrease) in cash, cash equivalents and restricted cash	(22)	(14)
Cash, cash equivalents and restricted cash, beginning of period	97	111
Cash, cash equivalents and restricted cash, end of period	$75	97

See accompanying notes to combined financial statements.

GCI LIBERTY, INC.

Combined Statements of Equity

December 31, 2024 and 2023

		Retained
	Member’s	earnings	Total
	investment	(deficit)	equity

	amounts in millions
Balances at December 31, 2022	$1,750	(259)	1,491
Net earnings (loss)	—	41	41
Stock-based compensation	19	—	19
Dividends paid to parent	—	(65)	(65)
Other	(3)	—	(3)
Balances at December 31, 2023	1,766	(283)	1,483
Net earnings (loss)	—	70	70
Stock-based compensation	13	—	13
Dividends paid to parent	—	(150)	(150)
Other	(2)	—	(2)
Balances at December 31, 2024	$1,777	(363)	1,414

See accompanying notes to combined financial statements.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

(1)Basis of Presentation

GCI Liberty, Inc. (“GCI Liberty”) is currently a wholly owned subsidiary of Liberty Broadband Corporation (“Liberty Broadband”). GCI Liberty’s businesses, assets and liabilities will initially consist of 100% of the outstanding equity interests in GCI, LLC, GCI Holdings, LLC (“GCI Holdings” or “GCI”) and their subsidiaries (collectively, the “GCI Business”) following the separation (defined below). The GCI Business was acquired as a result of the combination of a predecessor of Grizzly Merger Sub 1, LLC and Liberty Broadband that was completed on December 18, 2020 (the “Original Combination”).

The accompanying combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and represent a combination of the historical financial information of GCI Liberty. These financial statements refer to the combination of GCI Holdings and certain other assets and liabilities as the “Company”, “us”, “we” and “our.” All significant intercompany accounts and transactions have been eliminated in the combined financial statements.

Through its ownership of interests in subsidiaries and other companies, the Company is primarily engaged in providing a full range of data, wireless, video, voice, and managed services to residential customers, businesses, governmental entities and educational and medical institutions primarily in Alaska under the GCI brand.

Loans from Member

Broadband Holdco, LLC (“Broadband Holdco”), a wholly owned subsidiary of GCI, LLC, entered into a Master Revolving Subordinated Promissory Note with Grizzly Merger Sub 1, LLC (its former sole member) where it could borrow up to $500 million on a revolving basis (the “Subordinated Revolving Note”). The Subordinated Revolving Note matured on December 16, 2024. The interest rate on the Subordinated Revolving Note converted to 4% per annum after the Original Combination was completed and was adjusted to 5.16% per annum in December 2023. The Subordinated Revolving Note had an outstanding balance of zero as of December 31, 2023 and prior to maturity on December 16, 2024.

Dividends Paid to Parent

During the years ended December 31, 2024 and 2023, GCI, LLC paid dividends of $150 million and $65 million, respectively, to Liberty Broadband.

Separation of GCI Liberty from Liberty Broadband

GCI Liberty was formed in Nevada in December 2024 for the purpose of ultimately holding the GCI Business. Liberty Broadband and its subsidiaries will complete the internal reorganization in order for Liberty Broadband to transfer the GCI Business to GCI Liberty in exchange for GCI Liberty stock, including 10,000 shares of GCI Liberty non-voting preferred stock, and the assumption of liabilities related to the GCI Business by GCI Liberty. The internal reorganization will result in GCI Liberty owning, directly or indirectly, GCI, LLC and the operations comprising, and the entities that conduct, the GCI Business. Following the internal reorganization, GCI Liberty will effect a reclassification of GCI Liberty’s existing common stock into a sufficient number of shares of Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock to complete the divestiture of GCI Liberty pursuant to the distribution (the “distribution”) by Liberty Broadband to the holders of record of Liberty Broadband common stock, as of the record date for the distribution, of all the shares of GCI Group common stock held by Liberty Broadband immediately prior to the distribution.  The internal reorganization, the reclassification and the distribution are collectively referred as the “separation.”

In connection with the separation, we expect to enter into certain agreements, including the separation and distribution agreement, the tax sharing agreement and the tax receivables agreement, with Liberty Broadband, pursuant to which, among other things, we and Liberty Broadband will indemnify each other against certain losses that may arise from, among other things, our respective businesses, assets and liabilities. In addition, we expect to enter into certain agreements, including the services agreement, the facilities sharing agreement and the aircraft time sharing agreement, with Liberty Media and/or its subsidiaries. Pursuant to the services agreement, Liberty Media will provide GCI Liberty with public company support services, including legal, tax, accounting, treasury, internal auditing and investor relations services. GCI Liberty will reimburse Liberty Media for all out-of-pocket expenses incurred by Liberty

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

Media in providing the services and will pay a services fee that will be subject to review and evaluation for reasonableness on a quarterly basis. The fees payable to Liberty Media for the first year of the services agreement are not expected to exceed approximately $5 million.

(2)Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash consists of cash deposits held in global financial institutions. Cash equivalents, when held, consist of highly liquid investments with original maturities of three months or less at the time of acquisition. Cash that has restrictions upon its usage has been excluded from cash and cash equivalents. Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and corporate debt securities. The Company maintains some cash and cash equivalents balances with financial institutions that are in excess of Federal Deposit Insurance Corporation insurance limits. As of December 31, 2024 and 2023, the Company had no cash equivalents.

Accounts Receivable and Allowance for Credit Losses

Trade accounts receivable are recorded at the invoiced amount and interest is not billed to the customer. For financed device contracts with customers, which is included within trade accounts receivable and other assets, the Company imputes interest and records the imputed interest as a reduction to the related accounts receivable. Interest is recognized over the financed device payment term. The allowance for credit losses is the Company’s best estimate of the amount of expected credit losses in its existing accounts receivable. The Company bases its estimates on the aging of its accounts receivable balances, financial health of specific customers, regional economic data, changes in its collections process, regulatory requirements and its customers’ compliance with the Federal Communications Commission (“FCC”) rules.

Depending upon the type of account receivable, the Company’s allowance is calculated using a pooled basis using a percentage of related accounts, or a specific identification method. When a specific identification method is used, potentially uncollectible accounts due to bankruptcy or other issues are reviewed individually for collectability. Write-offs of accounts receivable balances occur when the Company deems the receivables are uncollectible. The Company does not have any off-balance-sheet credit exposure related to its customers.

A summary of activity in the allowance for credit losses for the years ended December 31, 2024 and 2023 is as follows (amounts in millions):

		Additions	Deductions
	Balance at	Charged to		Balance at
	beginning of	costs and	Write-offs net	end of
	year	expenses	of recoveries	year
2024	$5	4	(5)	4
2023	$4	5	(4)	5

Property and Equipment

Property and equipment is stated at depreciated cost less impairments, if any. Construction costs of facilities are capitalized. Construction in progress represents equipment, distribution facilities, fiber and other capital assets not yet placed in service on December 31, 2024 or 2023, that management intends to place in service when the assets are ready for their intended use. Depreciation is computed using the straight-line method based upon the shorter of the estimated useful lives of the assets or the lease term, if applicable.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

Net property and equipment consists of the following:

	December 31,
	2024	2023

	amounts in millions
Land	$13	16
Buildings (25 years)	114	108
Telephony transmission equipment and distribution facilities (5-20 years)	899	832
Cable transmission equipment and distribution facilities (5-30 years)	156	118
Support equipment and systems (3-20 years)	128	112
Fiber optic cable systems (15-25 years)	130	128
Other (2-20 years)	87	72
Construction in progress	302	197
	1,829	1,583
Accumulated depreciation	(679)	(530)
Property and equipment, net	$1,150	1,053

Depreciation of property and equipment under finance leases is included in Depreciation and amortization expense in the combined statements of operations. Depreciation expense of $147 million and $166 million was recorded for the years ended December 31, 2024 and 2023, respectively.

Repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments are capitalized. Accumulated depreciation is removed and gains or losses are recognized at the time of sales or other dispositions of property and equipment.

Material interest costs incurred during the construction period of non-software capital projects are capitalized. Interest is capitalized in the period commencing with the first expenditure for a qualifying capital project and ending when the capital project is substantially complete and ready for its intended use. Capitalized interest costs were $10 million and $7 million for the years ended December 31, 2024 and 2023, respectively.

Impairment of Long-lived Assets

The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets (other than goodwill and indefinite-lived intangible assets) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds its fair value. The Company generally measures fair value by considering sale prices for similar asset groups or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Asset Retirement Obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred in Other liabilities in the combined balance sheets. When the liability is initially recorded, the Company capitalizes a cost by increasing the carrying amount of the related long-lived asset. In periods subsequent to initial measurement, changes in the liability for an asset retirement obligation resulting from revisions to either the timing or the amount of the original estimate of undiscounted cash flows are recognized. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

The majority of the Company’s asset retirement obligations are the estimated cost to remove telephony transmission equipment and support equipment from leased property. The asset retirement obligation is in Other liabilities in the combined balance sheets. Following is a reconciliation of the beginning and ending aggregate carrying amounts of the liability for asset retirement obligations (amounts in millions):

Balance at December 31, 2022	$81
Liability incurred	1
Accretion expense	2
Liability settled	—
Balance at December 31, 2023	84
Liability incurred	1
Accretion expense	3
Liability settled	—
Balance at December 31, 2024	$88

Certain of the Company’s network facilities are on property that requires it to have a permit and the permit contains provisions requiring the Company to remove its network facilities in the event the permit is not renewed. The Company expects to continually renew its permits and therefore cannot reasonably estimate any liabilities associated with such agreements. A remote possibility exists that the Company would not be able to successfully renew a permit, which could result in it incurring significant expense in complying with restoration or removal provisions.

Intangible Assets

Internally used software, whether developed or purchased and installed as is, is capitalized and amortized using the straight-line method over an estimated useful life of three to five years. The Company capitalizes certain costs associated with internally developed software such as payroll costs of employees devoting time to the projects, external direct costs for materials and services, and interest costs incurred. Costs associated with internally developed software to be used internally are expensed until the point the project has reached the development stage. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. The capitalization of software requires judgment in determining when a project has reached the development stage.

The Company has Software as a Service (“SaaS”) arrangements which are accounted for as service agreements and are not capitalized. Internal and other third party costs for SaaS arrangements are capitalized or expensed in accordance with the internal use software guidance as discussed in the preceding paragraph.

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment upon certain triggering events. Intangible assets with estimable useful lives are being amortized over three to 25 year periods with a weighted-average life of 12 years.

Goodwill, cable certificates (certificates of convenience and public necessity) and other intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Cable certificates represent agreements or authorizations with government entities that allow access to homes in cable service areas, including the future economic benefits of the right to solicit and service potential customers and the right to deploy and market new services to potential customers. Goodwill represents the excess of cost over fair value of net assets acquired in connection with a business acquisition. The Company’s annual impairment assessment of its indefinite-lived intangible assets is performed during the fourth quarter of each year.

The accounting guidance allows entities the option to perform a qualitative impairment test for goodwill. The entity may resume performing the quantitative assessment in any subsequent period. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it was more likely than not that an indicated impairment exists for any of its reporting units. The Company

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current year and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value and to the extent the carrying value is greater than the fair value, the difference is recorded as an impairment in the combined statements of operations. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in the Company’s valuation analyses are based on management’s best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts.

The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. The accounting guidance also allows entities the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company’s indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Revenue Recognition

Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. GCI Holdings recognizes revenue when it satisfies a performance obligation by transferring control of a product or service to a customer. Substantially all of GCI Holdings’ revenue is earned from services transferred over time. If at contract inception, GCI Holdings determines the time period between when it transfers a promised good or service to a customer and when the customer pays for that good or service is one year or less, it does not adjust the promised amount of consideration for the effects of a significant financing component.

Substantially all of GCI Holdings’ consumer customers have month-to-month contracts and can cancel at any time without significant penalty. The most common contractual term for our business customers ranges from one to five years. GCI Holdings’ business customer contracts can generally be canceled at any time but there is usually an early termination fee that can range from the equivalent of one month of service up to the remaining contractual amount due under the contract.

Certain of GCI Holdings’ customers have guaranteed levels of service. If an interruption in service occurs, GCI Holdings does not recognize revenue for any portion of the monthly service fee that will be refunded to the customer or not billed to the customer due to these service level agreements.

Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by GCI Holdings from a customer, are excluded from revenue from contracts with customers.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

Nature of Services and Products

Data

Data revenue is generated by providing data network access, high-speed internet services, and product sales. Monthly service revenue for data network access and high-speed internet services is billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. Internet service excess usage revenue is recognized when the services are provided. GCI Holdings recognizes revenue for product sales when a customer takes possession of the equipment. GCI Holdings provides telecommunications engineering services on a time and materials basis. Revenue is recognized for these services as-invoiced.

Wireless

Wireless revenue is generated by providing access to, and usage of GCI Holdings’ network by consumer, business, and wholesale carrier customers. Additionally, GCI Holdings generates revenue by selling wireless equipment such as handsets and tablets. In general, access revenue is billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. Equipment sales revenue associated with the sale of wireless devices and accessories is generally recognized when the products are delivered to and control transfers to the customer. Consideration received from the customer is allocated to the service and products based on stand-alone selling prices when purchased together.

New and existing wireless customers have the option to purchase certain wireless devices in installments over a period of up to 36 months. Under the Upgrade Now program, participating customers have the right to trade-in the original equipment for a new device after making the equivalent of 50% of total installment payments due provided their handset is in good working condition. Upon upgrade, the outstanding balance of the wireless equipment installment plan is exchanged for the used handset. GCI Holdings accounts for this upgrade option as a right of return with a reduction of Revenue and Operating expense for handsets expected to be upgraded based on historical data.

Other

Other revenue consists of video and voice revenue. Video revenue is generated primarily from residential and business customers that subscribe to GCI Holdings’ cable video plans. Video revenue is billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. GCI Holdings has announced that it plans to exit the video business in 2025, subject to regulatory approvals. Voice revenue is for fixed monthly fees for voice plans as well as usage based fees for long-distance service usage. Voice plan fees are billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. Usage based fees are recognized as services are provided.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations as customers purchase multiple services and products within those contracts. For such arrangements, revenue is allocated to each performance obligation based on the relative standalone selling price for each service or product within the contract. Standalone selling prices are generally determined based on the prices charged to customers.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

Significant Judgments

Some contracts with customers include variable consideration and may require significant judgment to determine the total transaction price, which impacts the amount and timing of revenue recognized. GCI Holdings uses historical customer data to estimate the amount of variable consideration included in the total transaction price and reassess its estimate at each reporting period. Any change in the total transaction price due to a change in the estimated variable consideration is allocated to the performance obligations on the same basis as at contract inception. Any portion of a change in transaction price that is allocated to a satisfied or partially satisfied performance obligation is recognized as revenue (or a reduction in revenue) in the period of the transaction price change. Variable consideration has been constrained to reduce the likelihood of a significant revenue reversal.

Often contracts with customers include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

Judgment is required to determine the standalone selling price for each distinct performance obligation. Services and products are generally sold separately, which helps establish standalone selling price for services and products GCI Holdings provides.

Remaining Performance Obligations

The Company expects to recognize revenue in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2024 of $369 million in 2025, $223 million in 2026, $113 million in 2027, $27 million in 2028 and $21 million in 2029 and thereafter.

The Company applies certain practical expedients as permitted and does not disclose information about remaining performance obligations that have original expected durations of one year or less, information about revenue remaining from usage based performance obligations that are recognized over time as-invoiced, or variable consideration allocated to wholly unsatisfied performance obligations.

The Company excludes variable consideration from its remaining performance obligations that are unsatisfied for certain of its business data contracts that have an original expected duration of greater than one year. Such contracts are associated with GCI Holdings’ participation in the Rural Health Care (“RHC”) Program because the rates charged under those contracts are highly regulated by the FCC and must be approved annually. Beyond the variability in the rate to be determined annually, the RHC Program is also subject to funding caps that could potentially limit the amount of funding for the RHC Program, which would also reduce the amount of funding available to GCI Holdings. The RHC Program contracts typically have a term that ranges from three to five years.

Contract Balances

The Company had receivables of $193 million and $181 million at December 31, 2024 and 2023, respectively, the long-term portion of which are included in Other assets, net. The Company had deferred revenue of $33 million and $43 million at December 31, 2024 and 2023, respectively. The receivables and deferred revenue are only from contracts with customers. GCI Holdings’ customers generally pay for services in advance of the performance obligation and therefore these prepayments are recorded as deferred revenue. The deferred revenue is recognized as revenue in the accompanying combined statements of operations as the services are provided. Changes in the contract liability balance for the Company during 2024 was not materially impacted by other factors.

Assets Recognized from the Costs to Obtain a Contract with a Customer

Management expects that incremental commission fees paid to intermediaries as a result of obtaining customer contracts are recoverable and therefore the Company capitalizes them as contract costs.

Capitalized commission fees are amortized based on the transfer of goods or services to which the assets relate which typically range from two to five years, and are included in Operating expense (exclusive of depreciation and amortization).

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

The Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that otherwise would have been recognized is one year or less. These costs are included in Operating expense (exclusive of depreciation and amortization).

Revenue from contracts with customers, classified by customer type and significant service offerings, is as follows:

	Years ended December 31,
	2024	2023

	amounts in millions
GCI Holdings
Consumer Revenue
Data	$246	245
Wireless	142	145
Other	44	45
Business Revenue
Data	457	412
Wireless	40	43
Other	11	14
Lease, grant, and revenue from subsidies	76	77
Total	$1,016	981

Government Assistance

In current and prior years, the Company has been awarded, as either the recipient or subrecipient, federal government grants to construct broadband infrastructure to unserved and underserved communities in rural Alaska. During the years ended December 31, 2024 and 2023, the Company received approximately $54 million and $6 million, respectively, for grants awarded in current and/or prior years.

For accounting purposes, these grants are accounted for using a grant accounting model by analogy to International Accounting Standard 20, Accounting for Government Grants and Disclosure of Government Assistance. These grants were recorded as deferred revenue since the primary conditions for the receipt of the grant are the build out and operation of the broadband services over the established time frames, which range from 11 to 17 years for assets already placed in service and will be based on the property’s useful life for assets currently being constructed. During the years ended December 31, 2024 and 2023, revenue recorded in the combined financial statements was not material. Both short-term and long-term deferred revenue have been recorded for the amounts of the grants received, with approximately $3 million and $2 million recorded as short-term deferred revenue, and approximately $92 million and $41 million recorded as long-term deferred revenue, respectively, as of December 31, 2024 and 2023.

Advertising Costs

Advertising costs generally are expensed as incurred. Advertising costs aggregated $7 million and $5 million for the years ended December 31, 2024 and 2023, respectively. Advertising costs are reflected in the Operating expense (exclusive of depreciation and amortization) line item in our combined statements of operations.

Stock-Based Compensation

As more fully described in note 9, Liberty Broadband may grant to employees of subsidiaries, restricted shares (“RSAs”), restricted stock units (“RSUs”) and options to purchase shares of parent company common stock (collectively, “Awards”). The Company measures the cost of employee services received in exchange for equity classified Awards (such as stock options, RSAs and RSUs) based on the grant-date fair value of the Awards, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Awards). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date. The Company recognizes forfeitures as they occur.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

Stock compensation expense was $13 million and $19 million for the years ended December 31, 2024 and 2023, respectively, and was included in Operating expense (exclusive of depreciation and amortization) in the accompanying combined statements of operations.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not that such net deferred tax assets will not be realized. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in the combined statements of operations in the period that includes the enactment date. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in Interest expense in the accompanying combined statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in Other, net in the accompanying combined statements of operations.

We recognize in our combined financial statements the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position.

Certain Risks and Concentrations

GCI Holdings offers wireless and wireline telecommunication services, data services, video services, and managed services to customers primarily throughout Alaska. Because of this geographic concentration, growth of GCI Holdings’ business and operations depends upon economic conditions in Alaska.

GCI Holdings receives support from each of the various Universal Service Fund (“USF”) programs: rural health care, schools and libraries, high-cost, and lifeline. The programs are subject to change by regulatory actions taken by the FCC or legislative actions, therefore, changes to the programs could result in a material decrease in revenue that the Company has recorded. Historical revenue recognized from the programs was 42% and 39% of GCI Holdings’ revenue for the years ended December 31, 2024 and 2023, respectively. The Company had USF net receivables of $125 million at December 31, 2024. See note 11 for more information regarding the rural health care receivables.

Loss Contingencies

Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. When it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated, we record the estimated loss in our combined statements of operations. We provide disclosure in the notes to the combined financial statements for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying combined financial statements.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

Pro Forma Earnings per Share

Unaudited pro forma earnings (loss) per common share is computed by dividing net earnings (loss) by 28.7 million common shares, which is the aggregate number of shares of Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock that would have been issued if the separation had occurred on December 31, 2024, based on the number of shares of each series of Liberty Broadband common stock outstanding as of December 31, 2024, in each case, multiplied by 0.20.

Year ended December 31,
2024
amounts in millions, except per share amounts
Net earnings (loss)	$70
Pro Forma shares outstanding	28.7
Unaudited pro forma net earnings (loss) per share	$2.44

Reclassifications

Reclassifications have been made to the prior years’ combined financial statements to conform to the classifications used in the current year. Additionally, the Company has reclassified Operating expenses on the combined statement of operations to separately break out selling, general, and administrative expenses.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) non-recurring fair value measurements of non-financial instruments and (ii) accounting for income taxes to be its most significant estimates.

Recently Adopted Accounting Pronoucements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this guidance for the year ended December 31, 2024 and has applied it retrospectively to all prior periods presented in the financial statements. See note 12 for segment disclosures.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The effective date for the standard is for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluating the impact of the new standard on the related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which expands disclosures about specific expense categories at interim and annual reporting periods. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is in the process of evaluating the impact of the new standard on the related disclosures.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

(3)Supplemental Disclosures to Combined Statements of Cash Flows

	Years ended December 31,
	2024	2023

	amounts in millions
Cash paid for interest, net of amounts capitalized	$56	56
Cash paid for taxes, net	$24	3
Noncash activity:
Property and equipment expenditures incurred but not yet paid	$27	15

The following table reconciles cash and cash equivalents and restricted cash reported in the Company’s combined balance sheets to the total amount presented in its combined statements of cash flows:

	Years ended December 31,
	2024	2023

	amounts in millions
Cash and cash equivalents	$74	79
Restricted cash included in other current assets	—	16
Restricted cash included in other long-term assets	1	2
Total cash and cash equivalents and restricted cash at end of period	$75	97

Restricted cash primarily relates to cash restricted for use on GCI Holdings’ various arrangements to help fund projects that extended terrestrial broadband service for the first time to rural Alaska communities via a high capacity hybrid fiber optic and microwave network (see note 8).

(4)Goodwill and Intangible Assets

Goodwill and Indefinite Lived Assets

There have been no changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2023.

As presented in the accompanying combined balance sheets, cable certificates are the majority of the other significant indefinite lived intangible assets.

Intangible Assets Subject to Amortization, net

	December 31, 2024			December 31, 2023
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount	amortization	amount	amount	amortization	amount

	amounts in millions
Customer relationships	$515	(173)	342	515	(132)	383
Other amortizable intangible assets	165	(96)	69	156	(78)	78
Total	$680	(269)	411	671	(210)	461

Intangible assets are being amortized generally on an accelerated basis as reflected in amortization expense and in the future amortization table below.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

Amortization expense for intangible assets with finite useful lives was $60 million and $64 million for the years ended December 31, 2024 and 2023, respectively. Amortization expense for amortizable intangible assets for each of the five succeeding fiscal years is estimated to be (amounts in millions):

2025	$56
2026	$53
2027	$50
2028	$49
2029	$42

Impairments

The Company recorded no impairments during the years ended December 31, 2024 and 2023.

(5)Debt

Debt is summarized as follows:

	Outstanding
	principal	Carrying value
	December 31,	December 31,	December 31,
	2024	2024	2023

	amounts in millions
Senior notes	$600	619	623
Senior credit facility	447	447	394
Wells Fargo note payable	4	4	5
Deferred financing costs		(1)	(1)
Total debt	$1,051	1,069	1,021
Debt classified as current		(3)	(3)
Total long-term debt		$1,066	1,018

Senior Notes

On October 7, 2020, GCI, LLC issued $600 million aggregate principal amount of 4.75% senior notes due 2028 (the “Senior Notes”). The Senior Notes are unsecured and interest on the Senior Notes is payable semi-annually in arrears. The Senior Notes are redeemable at the Company’s option, in whole or in part, at a redemption price defined in the indenture, and accrued and unpaid interest (if any) to the date of redemption. The Senior Notes are stated net of an aggregate unamortized premium of $19 million at December 31, 2024. Such premium is being amortized to interest expense in the accompanying combined statements of operations.

Senior Credit Facility

On October 15, 2021, GCI, LLC entered into an Eighth Amended and Restated Credit Agreement, which includes a $550 million revolving credit facility, with a $25 million sublimit for standby letters of credit, that matures on October 15, 2026 and a $250 million Term Loan A (the “Term Loan A”) that matures on October 15, 2027. On June 12, 2023, GCI, LLC entered into Amendment No. 1 to the Eighth Amended and Restated Credit Agreement (as amended, the “Senior Credit Facility”) which modified the interest rates to reference the Secured Overnight Financing Rate (“SOFR”) instead of the London Interbank Offered Rate (“LIBOR”).

Following the amendment in June 2023, the revolving credit facility borrowings under the Senior Credit Facility that are alternate base rate loans bear interest at a per annum rate equal to the alternate base rate plus a margin that varies between 0.50% and 1.75% depending on GCI, LLC’s total leverage ratio. The Senior Credit Facility has several leverage ratios defined in the Senior Credit Facility that are referenced throughout. The revolving credit facility borrowings under the Senior Credit Facility that are SOFR loans bear interest at a per annum rate equal to the applicable SOFR plus a Credit Spread Adjustment (as defined in the Senior Credit

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

Facility) plus a margin that varies between 1.50% and 2.75% depending on GCI, LLC’s total leverage ratio. Term Loan A borrowings that are alternate base rate loans bear interest at a per annum rate equal to the alternate base rate plus a margin that varies between 1.00% and 2.25% depending on GCI, LLC’s total leverage ratio. Term Loan A borrowings that are SOFR loans bear interest at a per annum rate equal to the applicable SOFR plus a margin that varies between 2.00% and 3.25% depending on GCI, LLC’s total leverage ratio. Principal payments are due quarterly on the Term Loan A equal to 0.25% of the original principal amount, which may step up to 1.25% of the original principal amount of the Term Loan A depending on GCI, LLC’s secured leverage ratio. Each loan may be prepaid at any time and from time to time without penalty other than customary breakage costs. Any amounts prepaid on the revolving credit facility may be reborrowed. Prior to the amendment in June 2023, all rates indexed to SOFR were previously indexed to LIBOR. The Senior Credit Facility also has a commitment fee that accrues at a per annum rate between 0.375% and 0.500% on the daily unused amount of the revolving credit facility depending on GCI, LLC’s total leverage ratio. The interest rates on the Senior Credit Facility were 6.3% and 7.3% at December 31, 2024 and 2023, respectively.

GCI, LLC’s first lien leverage ratio may not exceed 4.00 to 1.00.

The terms of the Senior Credit Facility include customary representations and warranties, customary affirmative and negative covenants and customary events of default. At any time after the occurrence of an event of default under the Senior Credit Facility, the lenders may, among other options, declare any amounts outstanding under the Senior Credit Facility immediately due and payable and terminate any commitment to make further loans under the Senior Credit Facility. The obligations under the Senior Credit Facility are secured by a security interest on substantially all of the assets of GCI, LLC and the subsidiary guarantors, as defined in the Senior Credit Facility, and on the stock of GCI Holdings.

As of December 31, 2024, there was $242 million outstanding under the Term Loan A, $205 million outstanding under the revolving portion of the Senior Credit Facility and $3 million in letters of credit under the Senior Credit Facility, leaving $342 million available for borrowing.

Subsequent to December 31, 2024, GCI, LLC entered into a Ninth Amended and Restated Credit Agreement on March 25, 2025, which refinanced in full and replaced the Senior Credit Facility with (x) a new $450 million revolving credit facility, with a $35 million sublimit for letters of credit, that matures on March 25, 2030 (or, to the extent the Senior Notes remains outstanding, the date that is 91 days prior to the maturity date of the Senior Notes or the date that is 91 days prior to the maturity date of any indebtedness with a maturity date that is 91 days prior to March 25, 2030 that is used to refinance any of the Senior Notes) and (y) a $300 million Term Loan A (“New Term Loan A”) that matures on March 25, 2031 (or, to the extent the Senior Notes remains outstanding, the date that is 91 days prior to the maturity date of the Senior Notes).  The revolving credit facility borrowings under the New Senior Credit Facility that are alternate base rate loans bear interest at a per annum rate equal to the alternate base rate plus a margin that varies between 0.50% and 1.25% depending on GCI, LLC’s total leverage ratio. The revolving credit facility borrowings under the Senior Credit Facility that are SOFR loans bear interest at a per annum rate equal to the applicable SOFR rate plus a margin that varies between 1.50% and 2.25% depending on GCI, LLC’s total leverage ratio. New Term Loan A borrowings that are alternate base rate loans bear interest at a per annum rate equal to the alternate base rate plus a margin that varies between 1.00% and 1.75% depending on GCI, LLC’s total leverage ratio. Term Loan A borrowings that are SOFR loans bear interest at a per annum rate equal to the applicable SOFR rate plus a margin that varies between 2.00% and 2.75% depending on GCI, LLC’s total leverage ratio. Principal payments are due quarterly on the New Term Loan A equal to 0.25% of the original principal amount, which may step up to 1.25% of the original principal amount of the New Term Loan A depending on GCI, LLC’s secured leverage ratio. Each loan may be prepaid at any time and from time to time without penalty other than customary breakage costs. Any amounts prepaid on the revolving credit facility may be reborrowed. The New Senior Credit Facility also has a commitment fee that accrues at a per annum rate between 0.300% and 0.375% on the daily unused amount of the revolving credit facility depending on GCI, LLC’s total leverage ratio.

The New Senior Credit Facility includes representations and warranties, customary affirmative and negative covenants and customary events of default that are similar to those contained in the Senior Credit Facility.  The New Senior Credit Facility is secured on the same assets that secure the Senior Credit Facility.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

Wells Fargo Note Payable

GCI Holdings issued a note to Wells Fargo that matures on July 15, 2029 and is payable in monthly installments of principal and interest (the “Wells Fargo Note Payable”). On May 1, 2023, the Wells Fargo Note Payable was amended to update the interest rate to reference SOFR instead of LIBOR. After this amendment, the interest rate is variable at SOFR plus 1.75%. Prior to the amendment, the interest rate was variable at one month LIBOR plus 2.25%. The interest rates on the Wells Fargo Note Payable were 6.1% and 7.1% at December 31, 2024 and 2023, respectively.

The Wells Fargo Note Payable is subject to similar affirmative and negative covenants as the Senior Credit Facility. The obligations under the Wells Fargo Note Payable are secured by a security interest and lien on the building purchased with the note.

Debt Covenants

GCI, LLC is subject to covenants and restrictions under its Senior Notes and Senior Credit Facility.

Five Year Maturities

The annual principal maturities of debt, based on stated maturity dates, for each of the next five years is as follows (amounts in millions):

2025	$3
2026	$208
2027	$238
2028	$601
2029	$2

Fair Value of Debt

The fair value of the Senior Notes was $560 million at December 31, 2024 (Level 2).

Due to the variable rate nature of the Senior Credit Facility and Wells Fargo Note Payable, the Company believes that the carrying amount approximates fair value at December 31, 2024.

(6)Leases

In 2016 and 2017, GCI Holdings sold certain tower sites and entered into a master lease agreement in which it leased back space on those tower sites. GCI Holdings determined that it is precluded from applying sales-leaseback accounting.

GCI Holdings has entered into finance lease agreements with satellite providers for transponder capacity to transmit voice and data traffic in rural Alaska. GCI Holdings is also party to finance lease agreements for an office building and certain retail store locations. GCI Holdings also leases office space, land for towers and communication facilities, satellite transponders, fiber capacity, and equipment. These leases are classified as operating leases. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future lease payments using our incremental borrowing rate at the commencement date of the lease. If lease terms are modified, the ROU assets and operating lease liabilities are adjusted to reflect the updated future lease payments and changes in the incremental borrowing rate.

The Company has leases with remaining lease terms that range from less than one year up to 26 years. Certain of the Company’s leases may include an option to extend the term of the lease with such options to extend ranging from one year up to 34 years. The Company also has the option to terminate certain of its leases early with such options to terminate ranging from as early as 30 days up to 13 years from December 31, 2024.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

The components of lease cost during the years ended December 31, 2024 and 2023 were as follows:

	Years ended December 31,
	2024	2023

	amounts in millions
Operating lease cost(1)	$61	62

Finance lease cost
Depreciation of leased assets	$1	1
Total finance lease cost	$1	1
(1)	Included within operating lease costs were short-term lease costs and variable lease costs, which were not material to the combined financial statements.

The remaining weighted-average lease term and the weighted average discount rate were as follows:

	December 31,
	2024	2023
Weighted-average remaining lease term (years):
Finance leases	1.6	2.5
Operating leases	3.7	4.1
Weighted-average discount rate:
Finance leases	4.3%	4.3%
Operating leases	7.4%	7.7%

Supplemental balance sheet information related to leases was as follows:

	December 31,
	2024	2023

	amounts in millions
Operating leases:
Operating lease ROU assets, net(1)	$109	105

Current operating lease liabilities(2)	$48	45
Operating lease liabilities(3)	60	56
Total operating lease liabilities	$108	101

Finance Leases:
Property and equipment, at cost	$8	8
Accumulated depreciation	(3)	(2)
Property and equipment, net	$5	6

Current obligations under finance leases(4)	$1	1
Obligations under finance leases	—	1
Total finance lease liabilities	$1	2
(1)	Operating lease ROU assets, net are included within the Other assets, net line item in the accompanying combined balance sheets.
(2)	Current operating lease liabilities are included within the Other current liabilities line item in the accompanying combined balance sheets.
(3)	Operating lease liabilities are included within the Other liabilities line item in the accompanying combined balance sheets.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

(4)	Current obligations under finance leases are included within the Other current liabilities line item in the accompanying combined balance sheets.

Supplemental cash flow information related to leases was as follows:

	Years ended December 31,
	2024	2023

	amounts in millions
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$56	59
Financing cash outflows from finance leases	$1	1
ROU assets obtained in exchange for lease obligations
Operating leases	$61	41

Future lease payments under finance leases, operating leases and tower obligations with initial terms of one year or more at December 31, 2024 consisted of the following:

	Finance Leases	Operating Leases	Tower Obligations

	amounts in millions
2025	$1	50	7
2026	—	36	7
2027	—	11	8
2028	—	8	8
2029	—	4	8
Thereafter	—	13	76
Total payments	1	122	114
Less: imputed interest	—	14	39
Total liabilities	$1	108	75

(7)Income Taxes

The Company is included in the federal combined income tax return of Liberty Broadband and its subsidiaries during the periods presented. The income tax provision included in these financial statements has been prepared on a stand-alone basis, as if GCI Liberty was not part of the combined Liberty Broadband tax group.

Income tax (expense) benefit consists of:

	Years ended December 31,
	2024	2023

	amounts in millions
Current:
Federal	$(12)	—
State and local	(5)	(2)
	(17)	(2)
Deferred:
Federal	(6)	(16)
State and local	(4)	(6)
	(10)	(22)
Income tax (expense) benefit	$(27)	(24)

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

Income tax benefit (expense) differs from the amounts computed by applying the applicable U.S. federal income tax rate of 21% as a result of the following:

	Years ended December 31,
	2024	2023

	amounts in millions
Computed expected tax benefit (expense)	$(20)	(14)
State and local income taxes, net of federal income taxes	(7)	(6)
Executive compensation	(1)	(3)
Stock compensation	—	(1)
Non-deductible expenses	—	(4)
Federal income tax credits	2	3
Other, net	(1)	1
Income tax (expense) benefit	$(27)	(24)

For the year ended December 31, 2024, the significant reconciling items, as noted in the table above, are primarily due to state income taxes, partially offset by federal tax credits.

For the year ended December 31, 2023, the significant reconciling items, as noted in the table above, are primarily due to state income taxes, certain non-deductible expenses and non-deductible executive compensation.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,
	2024	2023

	amounts in millions
Deferred tax assets:
Tax loss and credit carryforwards	$2	31
Deferred revenue	44	27
Operating lease liability	30	28
Other accrued liabilities	8	7
Asset retirement obligations	25	24
Other future deductible amounts	23	26
Deferred tax assets	132	143
Valuation allowance	(1)	(1)
Net deferred tax assets	131	142
Deferred tax liabilities
Fixed assets	207	196
Intangible assets	252	266
Operating lease ROU assets	31	29
Deferred tax liabilities	490	491
Net deferred tax liabilities	$359	349

During the year ended December 31, 2024, there was no change in the valuation allowance.

At December 31, 2024, the Company had a deferred tax asset of $2 million for federal and state net operating loss (“NOL”) carryforwards. The future use of the $2 million carryforwards are subject to limitation and expire at certain future dates. Based on current projections, $1 million of these carryforwards may expire unused and accordingly are subject to a valuation allowance. The carryforwards that are expected to be utilized will begin to expire in 2028.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

As of December 31, 2024 and 2023, the Company had not recorded tax reserves related to unrecognized tax benefits for uncertain tax positions.

Certain of the entities that will be subsidiaries of the Company were part of a previous parent’s combined federal tax group until the date of the Original Combination and have been part of the Liberty Broadband combined federal tax group subsequent to the Original Combination. As of December 31, 2024, all of the Company’s federal tax years prior to 2021 are closed. However, because the Company generated NOLs in tax years prior to 2020, utilization of the NOLs in future years are subject to adjustment. Liberty Broadband’s 2023 and 2024 tax years are being examined currently as part of the IRS’s Compliance Assurance Process program.

(8)	Variable Interest Entities

New Markets Tax Credit Entities

GCI entered into several arrangements under the New Markets Tax Credit (“NMTC”) program to help fund various projects that extended terrestrial broadband service for the first time to rural western Alaska communities via a high capacity hybrid fiber optic and microwave network. The NMTC program was provided for in the Community Renewal Tax Relief Act of 2000 (the “Act”) to induce capital investment in qualified lower income communities. The Act permits taxpayers to claim credits against their federal income taxes for up to 39% of qualified investments in the equity of community development entities (“CDEs”). CDEs are privately managed investment institutions that are certified to make qualified low-income community investments.

Each of the transactions has an investment fund, which is a special purpose entity created to effect the financing arrangement. In each of the transactions, the Company loaned money to the investment fund and a bank invested money in the investment fund. The investment fund would then contribute the funds from the Company’s loan and the bank’s investment to a CDE. The CDE, in turn, would loan the funds to the Company’s wholly owned subsidiary, Unicom, Inc. (“Unicom”) as partial financing for the projects.

The bank is entitled to substantially all of the benefits derived from the NMTCs. All of the loan proceeds to Unicom, net of syndication and arrangement fees, were restricted for use on the projects. Restricted cash of $1 million and $18 million was held by Unicom at December 31, 2024 and 2023, respectively, and is included in the Company’s combined balance sheets. The Company has completed construction of the projects partially funded by these transactions.

These transactions include put/call provisions whereby the Company may be obligated or entitled to repurchase the bank’s interest in each investment fund for a nominal amount. The Company believes that the bank will exercise the put option at the end of the compliance periods for each of the transactions resulting in the possible redemption of the investment fund shares for a nominal amount. The NMTCs are subject to 100% recapture for a period of seven years as provided in the Internal Revenue Code of 1986, as amended. The Company is required to be in compliance with various regulations and contractual provisions that apply to the NMTC arrangements. Non-compliance with applicable requirements could result in projected tax benefits not being realized by the bank. As of December 31, 2024, the Company has agreed to indemnify the bank in each of the NMTC transactions for any loss or recapture totaling $23 million until such time as its obligation to deliver tax benefits is relieved. There have been no tax credit recaptures as of December 31, 2024. The value attributed to the put/call is nominal for each of the NMTC transactions.

Redeemable Noncontrolling Interests

The Company concluded that the put provision is embedded in the noncontrolling interest (“NCI”) shares of the investment fund and is not a freestanding financial instrument. The NCI is not mandatorily redeemable as the redemption by GCI Liberty is predicated on the NCI holder exercising its put option right. Accordingly, the NCI is optionally redeemable and therefore recognized in temporary equity within the combined balance sheets.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

Variable Interest Entities

The Company has determined that each of the investment funds are variable interest entities (“VIEs”). The combined financial statements of each of the investment funds include the CDEs. The ongoing activities of the VIEs – collecting and remitting interest and fees and NMTC compliance – were all considered in the initial design and are not expected to significantly affect economic performance throughout the life of the VIEs. Management considered the contractual arrangements that obligate the Company to deliver tax benefits and provide various other guarantees to the bank; the bank’s lack of a material interest in the underlying economics of the project; and the fact that the Company is obligated to absorb losses of the VIEs. The Company concluded that it is the primary beneficiary of each and combined the VIEs in accordance with the accounting standard for consolidation.

In April 2024 and December 2024, the bank exercised its put option for the NMTC transactions that were entered into in March 2017 and December 2017, respectively. The exercise of the put options resulted in the Company obtaining ownership of the investment funds. Upon obtaining ownership of the investment funds, the Company settled the loans and obtained legal ownership of the VIEs associated with those respective NMTC transactions.

The assets and liabilities of the combined VIEs were $59 million and $42 million, respectively, as of December 31, 2024 and $84 million and $59 million, respectively, as of December 31, 2023.

The assets of the VIEs serve as the sole source of repayment for the debt issued by these entities. The bank does not have recourse to the Company or its other assets, with the exception of customary representations and indemnities it has provided. The Company is not required and does not currently intend to provide additional financial support to these VIEs. While these subsidiaries are included in its combined financial statements, these subsidiaries are separate legal entities and their assets are legally owned by them and not available to the Company’s creditors.

The following table summarizes the key terms of each of the NMTC transactions:

Transaction Date	Loan to Investment Fund (in millions)	Interest Rate on Loan to Investment Fund	Maturity Date	Bank Investment (in millions)	Loan to Unicom (in millions)	Interest Rate on Loan(s) to Unicom	Expected Put Option Exercise
March 21, 2017	$6.7	1.0%	March 21, 2040	$3.3	$9.8	0.7%	March 2024(1)
December 22, 2017	$10.4	1.0%	December 22, 2047	$5.1	$14.7	0.7% to 1.2%	December 2024(2)
October 2, 2019	$4.8	1.0%	October 2, 2049	$2.2	$6.7	1.8%	October 2026
November 24, 2020	$11.5	1.0%	November 24, 2050	$4.9	$15.8	0.8%	November 2027
March 29, 2022	$13.2	1.0%	March 29, 2052	$5.6	$18.2	0.7% to 1.4%	March 2029
December 21, 2022	$5.9	1.0%	December 21, 2052	$2.6	$8.2	1.4%	December 2029
May 2, 2023	$6.4	1.3%	May 2, 2053	$2.8	$9.0	1.0%	May 2030
(1)	Exercised in April 2024 as there is an 180 day window for the put to be exercised after the seventh anniversary
(2)	Exercised in December 2024

(9)Stock-Based Compensation

Subsequent to the Original Combination, Liberty Broadband granted RSUs to certain employees of its subsidiaries under the Liberty Broadband 2019 Omnibus Incentive Plan, as amended, until its expiration on May 23, 2024 and then subsequently grants RSUs under the Liberty Broadband 2024 Omnibus Incentive Plan. The Company measures the cost of employee services received in exchange for an equity classified Award (such as RSUs) based on the grant-date fair value (“GDFV”) of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and re-measures the fair value of the Award at each reporting date. Awards generally vest over 1-5 years. Liberty Broadband issues new shares upon vesting of equity awards.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

Restricted Stock Units

During the years ended December 31, 2024 and 2023, the Company granted 96 thousand and 160 thousand Series C Liberty Broadband common stock (“LBRDK”) RSUs, respectively, with a weighted average GDFV of $57.07 per share and $86.62 per share, respectively, to subsidiary employees. As of December 31, 2024, the total unrecognized compensation cost related to unvested Awards was approximately $9 million. Such amount will be recognized in the Company’s combined statements of operations over a weighted average period of approximately one year.

The following table presents the number and weighted average GDFV of RSUs granted to employees of GCI Holdings.

		Weighted
	Series C	Average
	(000’s)	GDFV
RSUs outstanding at December 31, 2023	298	$105.81
Granted	96	$57.07
Vested	(106)	$91.32
Cancelled	(33)	$101.94
RSUs outstanding at December 31, 2024	255	$93.95

The aggregate fair value of all RSUs that vested during the years ended December 31, 2024 and 2023 was $9 million and $10 million, respectively.

(10)Employee Benefit Plans

Subsidiaries of the Company sponsor 401(k) plans, which provide their employees an opportunity to make contributions to a trust for investment. The Company’s subsidiaries make matching contributions to their plans based on a percentage of the amount contributed by employees. Employer cash contributions to all plans aggregated $14 million and $11 million for the years ended December 31, 2024 and 2023, respectively.

(11)Commitments and Contingencies

Guaranteed Service Levels

Certain customers have guaranteed levels of service with varying terms. In the event the Company is unable to provide the minimum service levels, it may incur penalties or issue credits to customers.

Litigation, Disputes, and Regulatory Matters

The Company is involved in various lawsuits, billing disputes, legal proceedings, and regulatory matters that have arisen from time to time in the normal course of business. Management believes there are no proceedings from asserted and unasserted claims which if determined adversely would have a material adverse effect on the Company’s financial position, results of operations or liquidity other than as discussed below.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

RHC Program

GCI Holdings receives support from various USF programs including the RHC Program. The USF programs are subject to change by regulatory actions taken by the FCC, interpretations of or compliance with USF program rules, or legislative actions. The USF programs have also been subject to legal challenge, which could disrupt or eliminate the support GCI Holdings receives. Changes to any of the USF programs that GCI Holdings participates in could result in a material decrease in revenue and accounts receivable, which could have an adverse effect on GCI Holdings’ business and the Company’s financial position, results of operations or liquidity. The following paragraphs describe certain separate matters related to the RHC Program that impact or could impact the revenue earned and receivables recognized by the Company. As of December 31, 2024, the Company had net accounts receivable from the RHC Program in the amount of approximately $69 million, which is included within Trade and other receivables in the combined balance sheets.

The rates that GCI and other carriers can charge for service provided under the RHC Telecommunications Program are highly regulated by the FCC. FCC rules provide that a telecommunications carrier can only charge a rural rate that is the average of rates actually being charged to commercial customers, other than health care providers, for identical or similar services in the rural area where the health care provider is located. If that is not available, the rural rate must be the average of tariffed or other publicly available rates charged in that area over the same distance by other carriers. If there is no rate available using rates actually being charged by GCI or other carriers, then, through the end of Funding Year 2025, which ends in June 2026, GCI may use a previously approved rural rate. If none of the preceding options are available, then the rate must be determined by a cost study submitted to the FCC or, for jurisdictionally intrastate services, to the state public utility commission. The RHC Telecommunications Program funds the difference between the rural rate and the urban rate, which is the amount that GCI must collect from the health care provider. The FCC has an ongoing rulemaking proceeding addressing the RHC rules, how subsidies are determined and related processes. GCI cannot predict which changes the FCC will adopt, and whether those changes will benefit or adversely affect GCI.

RHC Program Funding Cap. The RHC Program has a funding cap for each individual funding year that is annually adjusted for inflation, and which the FCC can increase by carrying forward unused funds from prior funding years. In recent years, including the current year, this funding cap has not limited the amount of funding received by participants; however, management continues to monitor the funding cap and its potential impact on funding in future years.

Enforcement Bureau and Related Inquiries. On March 23, 2018, GCI Holdings received a letter of inquiry and request for information from the Enforcement Bureau of the FCC relating to the period beginning January 1, 2015 and including all future periods. This included inquiry into the rates charged by GCI Holdings and other aspects related to the Enforcement Bureau’s review of GCI Holdings’ compliance with program rules, which are discussed separately below. The ongoing uncertainty in program funding, as well as the uncertainty associated with the rate review, could have an adverse effect on its business, financial position, results of operations or liquidity.

In the fourth quarter of 2019, GCI Holdings became aware of potential RHC Program compliance issues related to certain of GCI Holdings’ currently active and expired contracts with certain of its RHC customers. The Company and its external experts performed significant and extensive procedures to determine whether GCI Holdings’ currently active and expired contracts with its RHC customers would be deemed to be in compliance with the RHC Program rules. GCI Holdings notified the FCC of the potential compliance issues in the fourth quarter of 2019.

On May 28, 2020, GCI Holdings received a second letter of inquiry from the Enforcement Bureau in the same matter noted above. This second letter, which was in response to a voluntary disclosure made by GCI Holdings to the FCC, extended the scope of the original inquiry to also include various questions regarding compliance with the records retention requirements related to the (i) original inquiry and (ii) RHC Program.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

On December 17, 2020, GCI Holdings received a Subpoena Duces Tecum from the FCC’s Office of the Inspector General requiring production of documents from January 1, 2009 to the present related to a single RHC customer and related contracts, information regarding GCI Holdings’ determination of rural rates for a single customer, and to provide information regarding persons with knowledge of pricing practices generally.

On April 21, 2021, representatives of the Department of Justice (“DOJ”) informed GCI Holdings that a qui tam action had been filed in the Western District of Washington arising from the subject matter under review by the Enforcement Bureau. The DOJ was investigating whether GCI Holdings submitted false claims and/or statements in connection with GCI’s participation in the FCC’s RHC Program. On July 14, 2021, the DOJ issued a Civil Investigative Demand with regard to the qui tam action.

The FCC’s Enforcement Bureau and GCI Holdings held discussions regarding GCI Holdings potential RHC Program compliance issues related to certain of its contracts with its RHC customers for which GCI Holdings had previously recognized an estimated liability for a probable loss of approximately $12 million in 2019 for contracts that were deemed probable of not complying with the RHC Program rules. During the year ended December 31, 2022, GCI Holdings recorded an additional estimated settlement expense of $15 million relating to a settlement offer made by GCI Holdings resulting in a total estimated liability of $27 million.

The DOJ and GCI Holdings held discussions regarding the qui tam action whereby the DOJ clarified that its investigation relates to the years from 2010 through 2019 and alleged that GCI Holdings had submitted false claims under the RHC Program during this time period. During the year ended December 31, 2022, GCI Holdings recorded a $14 million estimated settlement expense to reflect discussions and settlement offers that GCI Holdings made to the DOJ.

Separately, during the third quarter of 2022, GCI Holdings became aware of possible RHC Program compliance issues relating to potential conflicts of interest identified in the historical competitive bidding process with respect to certain of its contracts with its RHC customers. GCI Holdings notified the FCC’s Enforcement Bureau of the potential compliance issues; however, the Company is unable to assess the ultimate outcome of the potential compliance issues and is unable to reasonably estimate any range of loss or possible loss.

On May 10, 2023, GCI entered into a final settlement agreement with both the FCC and the DOJ to resolve all Enforcement Bureau and Related Inquiries discussed above except for the matter that was separately identified during the third quarter of 2022, which continues to remain outstanding. The settlement with the FCC and the DOJ resulted in a total cash payment of $41 million of which $27 million was paid to the FCC and $14 million was paid to the DOJ in 2023, which had been previously recorded as liabilities.

GCI LIBERTY, INC.

Notes to Combined Financial Statements

December 31, 2024 and 2023

(12)Segment Information

GCI Liberty’s chief operating decision maker (“CODM”), the Chief Executive Officer, assesses performance and allocates resources based on the Company’s combined statements of operations, as the converged network requires the CODM to manage and evaluate the results of the business in a consolidated manner to drive efficiencies and develop uniform strategies. Accordingly, key components and processes of the Company’s operations are managed centrally, including capital and new technology development and deployment, customer service, marketing and advertising, legal and government affairs. Segment asset information is not used by the CODM to allocate resources. Under this organizational and reporting structure, the Company has one reportable segment.

As a single reportable segment entity, the Company’s segment performance measure is net earnings (loss). See Note 2 for a description of the Company’s disaggregated revenue by customer type and significant service offerings. Significant segment expenses that are not separately presented on the combined statements of operations but are reviewed by the CODM are presented below:

Operating expenses

	Year ended December 31,
	2024	2023

	amounts in millions
Business direct costs	$127	120
Consumer direct costs	152	152
Technology expense	260	252
Total operating expenses	$539	524

Business direct costs consists of network distribution costs, largely to healthcare and education customers, as well as internal and outside labor costs for managing relationships with business customers. Consumer direct costs consists of wireless handset inventory costs, video programming, wireless distribution costs, marketing and advertising expenses to consumer customers, bad debt expense, credit card and other transactional fees, and internal and external labor costs for managing relationships with consumer customers. Technology expense consists of field and technology operations costs incurred to manage the Company’s network, including internal and external labor costs, software related costs, lease expenses, maintenance costs, as well as utility costs.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of all estimated expenses in connection with the issuance and distribution of the securities to be registered:

Item	Amount
Registration Statement filing fee	$42,127
Accountants’ fees and expenses	50,000
Legal fees and expenses	750,000
Printing	75,000
Transfer, subscription and information agents fees and expenses	50,000
Miscellaneous	775,873
Total	$1,743,000

Item 14. Indemnification of Directors and Officers.

GCI Liberty, Inc.’s (the “Company”) Amended and Restated Articles of Incorporation and Amended and Restated Bylaws provide that, to the fullest extent permitted by the laws of the State of Nevada, the Company will indemnify any officer or director of the Company, who was or is a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he/she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent (which, for purposes hereof, shall include a trustee, partner or manager or similar capacity) of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to nonprofit entities or employee benefit plans. For the avoidance of doubt, the foregoing indemnification obligation includes, without limitation, claims for monetary damages against indemnitee to the fullest extent permitted under Sections 78.7502 and 78.751 of the Nevada Revised Statutes as in existence on the date hereof.

The indemnification provided shall be from and against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by indemnitee or on indemnitee’s behalf in connection with such action, suit or proceeding, however, pursuant to Nevada law, indemnification may only be provided if the indemnitee either (i) was protected from liability pursuant to Section 78.138 of the Nevada Revised statutes (which provides for exculpation from liability unless the presumption that the indemnitee acted consistent with his or her fiduciary duties has been rebutted and it is proven both that the indemnitee’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer; and that such breach involved intentional misconduct, fraud or a knowing violation of law), or (ii) acted in good faith and in a manner indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action, suit or proceeding that is not an action by or in the right of the Company, had no reasonable cause to believe indemnitee’s conduct was unlawful.

No indemnification shall be made in respect of any claim, issue or matter as to which indemnitee shall have been finally adjudged to be liable to the Company unless, and only to the extent that, the Nevada courts or the court in which such action or suit was brought shall determine upon application that, in view of all the circumstances of the case, indemnitee is fairly and reasonably entitled to indemnity for such expenses which the Nevada courts or such other court shall deem proper.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the indemnitee did not act in good faith and in a manner which indemnitee reasonably believed to be in or not opposed to the best interests of the Company, or, with respect to any criminal action or proceeding, had reasonable cause to believe that indemnitee’s conduct was unlawful.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

Item 15. Recent Sales of Unregistered Securities.

As part of the Company’s separation from its parent Liberty Broadband Corporation (“Liberty Broadband”), on July 14, 2025, Liberty Broadband and its subsidiaries completed an internal reorganization in order for Liberty Broadband to transfer 100% of the outstanding equity interests in GCI, LLC and its subsidiaries to the Company in exchange for Company stock, including 10,000 shares of its non-voting preferred stock, par value $0.01 per share, and the assumption by the Company of certain liabilities related to the GCI Business. As part of the Company’s separation, the Company also effected a reclassification of its existing common stock into a sufficient number of shares of Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock to complete the divestiture of the Company pursuant to the distribution (the “distribution”) by Liberty Broadband to the holders of record of Liberty Broadband common stock, as of the record date for the distribution, of all the shares of GCI Group common stock held by Liberty Broadband immediately prior to the distribution. The issuance and sale of the securities to Liberty Broadband was made in reliance on the exemption provided by Section 4(a)(2) of the Securities Act for the offer and sale of securities not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.
Exhibit Number	Exhibit Description

2.1

Separation and Distribution Agreement, dated as of June 19, 2025, by and between GCI Liberty, Inc. and Liberty Broadband Corporation (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on July 15, 2025 (File No. 001-42742))

3.1

Amended and Restated Articles of Incorporation of GCI Liberty, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on July 15, 2025 (File No. 001-42742))

3.2	Amended and Restated Bylaws of GCI Liberty, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on July 15, 2025 (File No. 001-42742))

3.3

Certificate of Designations of 12% Series A Cumulative Redeemable Non-Voting Preferred Stock of GCI Liberty, Inc. (incorporated by reference to Exhibit 3.3 to the Registrant’s Current Report on Form 8-K filed on July 15, 2025 (File No. 001-42742))

4.1

Indenture, dated October 7, 2020, by and between GCI, LLC, as issuer, and MUFG Union Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 filed on March 31, 2025 (File No. 333-286272))

4.2	Form of 4.750% Senior Notes due 2028 (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1 filed on March 31, 2025 (File No. 333-286272))

4.3	Specimen Certificate for Series C GCI Group Common Stock Subscription Rights of the Registrant*

4.4	Instructions for use of Series C GCI Group Common Stock Subscription Right Certificates of the Registrant*

Exhibit Number	Exhibit Description

5.1	Opinion of Greenberg Traurig, LLP*

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters*

10.1

Tax Sharing Agreement, dated as of July 14, 2025, by and between GCI Liberty, Inc. and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on July 15, 2025 (File No. 001-42742))

10.2

Tax Receivables Agreement, dated as of July 14, 2025, by and between GCI Liberty, Inc. and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on July 15, 2025 (File No. 001-42742))

10.3+

Employment Agreement, effective July 15, 2025, by and between GCI Liberty, Inc. and Ronald A. Duncan (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on August 25, 2025 (File No. 001-42742))

10.4+	GCI Liberty, Inc. 2025 Transitional Stock Adjustment Plan (incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q filed on August 7, 2025 (File No. 001-42742))

10.5+	GCI Liberty 2025 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-Q filed on August 7, 2025 (File No. 001-42742))

10.6

Form of Indemnification Agreement between GCI Liberty, Inc. and its executive officers/directors (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on May 6, 2025 (File No. 333-286272))

10.7

Services Agreement, dated as of July 14, 2025, by and between GCI Liberty, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on July 15, 2025 (File No. 001-42742))

10.8

Facilities Sharing Agreement, dated as of July 14, 2025, by and between GCI Liberty, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on July 15, 2025 (File No. 001-42742))

10.9

Aircraft Time Sharing Agreement, dated as of July 14, 2025, by and between GCI Liberty, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on July 15, 2025 (File No. 001-42742))

10.10

Amendment Agreement, dated as of March 25, 2025, among GCI, LLC, the subsidiary guarantors party thereto, the lenders party thereto, Credit Agricole Corporate and Investment Bank, as administrative agent, and the other parties thereto (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 filed on March 31, 2025 (File No. 333-286272))

10.11+

Letter Agreement, dated as of August 22, 2025, between GCI Communication Corp. and Ronald A. Duncan (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on August 25, 2025 (File No. 001-42742))

10.12

Voting Side Letter Agreement, dated as of December 31, 2024, by and between GCI Liberty, Inc. and the John C. Malone 1995 Revocable Trust, the Leslie A. Malone 1995 Revocable Trust, the John C. Malone June 2003 Charitable Remainder Unitrust, the Tracy M. Amonette Trust A, the Evan D. Malone Trust A and the Malone Family Land Preservation Foundation (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on May 6, 2025 (File No. 333-286272))

Exhibit Number	Exhibit Description

10.13

Exchange Side Letter Agreement, dated as of November 12, 2024, by and among Liberty Broadband Corporation, John C. Malone, The John C. Malone 1995 Revocable Trust, The Leslie A. Malone 1995 Revocable Trust and the John C. Malone June 2003 Charitable Unitrust (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on May 6, 2025 (File No. 333-286272))

10.14+

Acknowledgement Letter, dated as of July 9, 2025, from Ronald A. Duncan (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed on July 15, 2025 (File No. 001-42742))

10.15+

Restricted Stock Units Agreement, dated as of March 11, 2022, by and between Liberty Broadband Corporation and Ronald A. Duncan (incorporated by reference to Exhibit 10.10 to the Registrant’s Quarterly Report on Form 10-Q filed on August 7, 2025 (File No. 001-42742))

10.16 +

Aircraft Agreement, effective January 1, 2025, between GCI Communication Corp. and Ronald A. Duncan (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on August 25, 2025 (File No. 001-42742))

10.17 +

Performance-Based Restricted Stock Units Agreement, dated as of August 21, 2025, by and between GCI Liberty, Inc. and Ronald A. Duncan (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on November 5, 2025 (File No. 001-42742))

10.18 +

Nonqualified Stock Option Agreement, dated as of August 21, 2025, by and between GCI Liberty, Inc. and Ronald A. Duncan (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q filed on November 5, 2025 (File No. 001-42742))

10.19 +

Form of Nonqualified Stock Option Agreement under the GCI Liberty, Inc. 2025 Omnibus Incentive Plan, as amended from time to time, for certain Nonemployee Directors (incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q filed on November 5, 2025 (File No. 001-42742))

21.1	List of Subsidiaries of GCI Liberty, Inc. (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1 filed on March 31, 2025 (File No. 333-286272))

23.1	Consent of KPMG, LLP (independent registered public accountant)*

23.2	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1)*

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)*

24.1	Power of Attorney (Included on the Signature Pages to the Registration Statement)*

99.1	Form of Notice of Guaranteed Delivery*

99.2	Form of Letter from the Registrant to Brokers, Dealers and Nominees*

99.3	Form of Letter from Brokers, Dealers and Nominees to Clients*

99.4	Form of Notice to Rightsholders who are Record Holders*

99.5	Form of Beneficial Owner Election Form*

99.6	Form of Nominee Holder Certification*

99.7	Reconciliation of GCI, LLC and its Subsidiaries Net Assets and Net Earnings (Loss) to GCI, LLC, Excluding the Liberty Subsidiaries**

Exhibit Number	Exhibit Description

99.8	Consent of Jedd Gould to be named a director*

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (formatted as Inline XBRL and embedded within the Inline XBRL document)*

107	Filing Fee Table*
+	Indicates a management contract or compensatory plan.
*	Filed herewith.
**	Furnished herewith.
(b)	Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in our consolidated financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby further undertakes:

(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement.

(iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii)Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, GCI Liberty, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on November 5, 2025.

GCI LIBERTY, INC.

By:	/s/ Renee L. Wilm
	Name:	Renee L. Wilm
	Title:	Chief Legal Officer and Chief Administrative Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints each of Renee L. Wilm and Brian J. Wendling as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) of the type contemplated by Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully and for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John C. Malone	Chairman of the Board	November 5, 2025
John C. Malone

/s/ Ronald A. Duncan	President, Chief Executive Officer and	November 5, 2025
Ronald A. Duncan	Director (Principal Executive Officer)

/s/ Brian M. Deevy	Director	November 5, 2025
Brian M. Deevy

/s/ Richard R. Green	Director	November 5, 2025
Richard R. Green

/s/ Larry E. Romrell	Director	November 5, 2025
Larry E. Romrell

/s/ Brian J. Wendling	Chief Accounting Officer and Principal	November 5, 2025
Brian J. Wendling	Financial Officer (Principal Accounting Officer)